As filed with the Securities and Exchange Commission on January 28, 2025

Securities Act File No. 333-268966
Investment Company Act File No. 811-23847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM N-2

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☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒ POST-Effective Amendment No. 10

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 10

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OXFORD PARK INCOME FUND, INC.

(Exact name of Registrant as Specified in Charter)

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8 Sound Shore Drive, Suite 255
Greenwich, CT 06830
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (203) 983-5275

Jonathan H. Cohen
Oxford Park Income Fund, Inc.
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830
(Name and Address of Agent for Service)

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Copies of information to:

Harry S. Pangas, Esq.
Philip T. Hinkle, Esq.
Dechert LLP
1900 K Street NW
Washington, DC 20006
Tel: (202) 261-3300
Fax: (202) 261-3333

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Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c), or as follows:
☒	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

OXFORD PARK INCOME FUND, INC.
COMMON SHARES OF BENEFICIAL INTEREST

Maximum Offering of 20,000,000 Shares

Class A Shares

Class C Shares

Class I Shares

8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

January 28, 2025

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Oxford Park Income Fund, Inc. (the “Fund”) is a Maryland corporation that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund is managed by Oxford Park Management, LLC (“Oxford Park Management” or the “Adviser”), which is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has elected to be treated for federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund is offering through this prospectus (this “Prospectus”) three classes of common shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”), Class C (“Class C Shares”) and Class I (“Class I Shares”). Class A Shares, Class C Shares and Class I Shares were formerly designated as “Initial Class — shares available to the general public”, “Initial Class — shares purchased through fee-based accounts” and “Initial Class — shares purchased through institutional accounts”, respectively. Class A Shares, Class C Shares and Class I Shares, collectively, were formerly designated as “Initial Shares”.

Investment Objective.    The Fund’s investment objective is to maximize its portfolio’s risk-adjusted total return. The Fund implements its investment objective by purchasing portions of equity and junior debt tranches of collateralized loan obligation (“CLO”) vehicles. Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. There can be no assurance that the Fund will achieve its investment objective. The Fund’s investment objective may be changed by the Fund’s Board of Directors (“Board of Directors”).

Principal Investment Strategies.    The Fund implements its investment objective by investing in structured finance investments, specifically the equity and junior debt tranches of CLO vehicles, which are collateralized primarily by a diverse portfolio of senior secured loans made to companies whose debt is unrated or is rated below investment grade (“Senior Loans”) and, to a limited extent, subordinated and/or unsecured loans and bonds (together with the Senior Loans, the “CLO Assets”). CLOs generally have very little or no exposure to real estate loans, or mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. The Fund’s investment strategy also includes investing in warehouse facilities, which are financing structures intended to aggregate Senior Loans and other CLO Assets that may be used to form the basis of a CLO vehicle. Warehouse facilities typically incur leverage between four and six times prior to a CLO’s pricing. The Fund may also invest, on an opportunistic basis, in a variety of other types of corporate credits. The interests of the CLO securities in which the Fund invests are subject to a high degree of special risks, including: CLO structures are highly complicated and may be subject to disadvantageous tax treatment; CLO vehicles are highly levered (with CLO equity securities typically being leveraged between nine and thirteen times) and are made up of below investment grade loans in which the Fund typically has a residual interest that is much riskier than the loans that make up the CLO vehicle; and the market price for CLO vehicles may fluctuate dramatically, which may make portfolio valuations unreliable and negatively impact the Fund’s net asset value (“NAV”) and the Fund’s ability to make distributions to its shareholders. Some instruments issued by CLO vehicles may not be readily marketable and may be subject to restrictions on resale. Securities issued by CLO vehicles are generally not listed on any U.S. national securities exchange and no active trading market may exist for the securities of CLO vehicles in which the Fund may invest. Although a secondary market may exist for the Fund’s investments in CLO vehicles, the market for the Fund’s investments in CLO vehicles may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value.

Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. Before buying any of the Shares, you should read the discussion of the principal risks of investing in the Fund, which are summarized in “Prospectus Summary — Summary Risk Factors” beginning on page 4 and in “Risks” beginning on page 27.

	Per Class A Share	Per Class C Share	Per Class I Share	Total Maximum
Price to Public	At current NAV plus any applicable sales load	At current NAV plus any applicable sales load	At current NAV	$429,397,636
Sales Load(1)	Up to 6.75%	Up to 0.75%	None	Up to 6.75%
Proceeds to the Registrant and Other Persons(2)	Current NAV	Current NAV	Current NAV	$418,250,000

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(1)      This table assumes that 15,000,000 Shares (exclusive of the assumed 5,000,000 Class L Shares sold through a separate prospectus) sold in this offering incur a full sales load applicable to Class A Shares. The sales load for Class A Shares includes 6.0% of selling commissions and 0.75% of dealer manager fees and the sales load for Class C Shares includes 0.75% of dealer manager fees. The “dealer manager fee” may be used to pay the Dealer Manager (as defined below) wholesalers for commissions and non-transaction based compensation and may be reallowed by the Dealer Manager to Selling Agents (as defined herein) for assistance in selling and marketing the Shares. Under certain circumstances, as described in this Prospectus, selling commissions and the dealer manager fee may be reduced or eliminated in connection with certain purchases. See “Plan of Distribution.”

(2)      The Fund is currently offering on a continuous basis up to 20,000,000 aggregate Shares of Class L through a separate prospectus and Class A, Class C and Class I through this prospectus. Subject to the limitations described herein, the Fund bears organizational costs and ongoing offering costs associated with the Fund’s continuous offering of Shares.

Securities Offered.    The Fund is offering 20,000,000 Shares on a continuous basis. Shares are being offered through the Dealer Manager (defined below) at an offering price equal to the Fund’s then-current NAV per Share, plus any applicable sales load.

Skyway Capital Markets, LLC acts as the dealer manager of the Shares (the “Dealer Manager”) on a best-efforts basis, subject to various conditions. The Dealer Manager and the Adviser may enter into selected dealer agreements with various brokers-dealers and other financial intermediaries (“Selling Agents”) that have agreed to participate in the distribution of the Shares. The minimum initial investment is $2,500, and the minimum additional investment in the Fund is $500. The Fund reserves the right to waive investment minimums. The Dealer Manager and/or any Selling Agent may impose additional eligibility requirements for investors who purchase Shares through the Dealer Manager or such Selling Agent. See “Plan of Distribution.”

The Fund sells its Shares with differing up-front sales loads. Shares available to the general public are charged selling commissions and dealer manager fees and are referred to as “Class A Shares.” Shares available to accounts managed by certain registered investment advisers and broker-dealers that are managing wrap or other fee-based accounts are charged dealer manager fees but no selling commissions and are referred to as “Class C Shares.” Shares available for purchase (1) through certain fee-based programs, also known as wrap accounts, of investment dealers, (2) through certain participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, such as an endowment, foundation, or pension fund, (5) to other institutional investors or (6) to any other investors as determined by the Adviser are charged no selling commissions or dealer manager fees and are referred to as “Class I Shares.” For example, you will pay (i) selling commissions of up to 6.0% and dealer manager fees of up to 0.75% for the purchase of Class A Shares, (ii) dealer manager fees of up to 0.75%, but no selling commissions, for the purchase of Class C Shares and (iii) no selling commissions or dealer manager fees for the purchase of Class I Shares. The Fund is offering to sell an aggregate number of Shares up to the maximum offering of Shares. In no event will the aggregate selling commissions and dealer manager fees exceed 6.75% of the gross offering proceeds received in this offering. The Fund and the Adviser rely on exemptive relief from the SEC that permits the Fund to issue multiple classes of shares of common stock with varying sales loads, contingent deferred sales charges, and/or asset-based service and/or distribution fees. The Dealer Manager is not required to sell any specific number or dollar amount of Shares but will use its best efforts to sell the Shares offered.

Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of Shares you may be eligible to purchase.

Unlisted Closed-End Fund. An investment in the Fund is subject to, among others, the following risks:

•        Unlike certain other closed-end funds, the Shares are not listed on any securities exchange.

•        To provide shareholders with limited liquidity, the Fund intends to conduct repurchases of Shares in each quarter. The Fund intends to offer to repurchase Shares from shareholders in each quarter in an amount up to 5% of the Fund’s NAV as of the prior calendar quarter end. The Board of Directors has complete discretion to determine whether the Fund will engage in any share repurchase, and if so, the terms of such repurchase. See “Repurchases of Shares.”

•        There is not expected to be any secondary trading market in the Shares.

•        Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. An investment in the Fund is considered to be of limited liquidity.

•        If a shareholder is able to sell its Shares outside the quarterly repurchase process, the shareholder likely will receive less than the then-current NAV per Share.

•        An investment in the Fund’s Shares is not suitable for investors that require short-term liquidity.

•        There is no assurance that monthly distributions paid by the Fund will be maintained at the targeted level or that dividends will be paid at all.

•        The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

•        A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the shareholder’s original investment.

•        Because you will be unable to sell your Shares, you will be unable to reduce your exposure on any market downturn.

Investing in Shares involves a high degree of risk. See “Risks” beginning on page 27 of this Prospectus.

This Prospectus provides the information that a prospective investor should know before investing in the Fund’s securities. Investors are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, dated January 28, 2025 (the “Statement of Additional Information”), as may be amended, supplemented or restated, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. The Statement of Additional Information and, when available, the Fund’s annual and semi-annual reports and other information filed with the SEC, can be obtained upon request and without charge by contacting the Fund by mail at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830, by telephone at (203) 983-5275 or on the Fund’s website at www.oxfordparkincome.com. The SEC also maintains a website at http://www.sec.gov that contains such information. Information contained on the Fund’s website is not incorporated by reference into this Prospectus, and you should not consider that information to be part of this Prospectus.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 28, 2025.

i

PROSPECTUS SUMMARY

The following summary highlights some of the information contained in this Prospectus. It is not complete and may not contain all the information that is important to a decision to invest in the Fund’s securities. You should read carefully the more detailed information set forth under “Risks” and the other information included in this Prospectus and any applicable prospectus supplement.

Except where the context requires otherwise, the terms the “Fund,” “we,” “us” and “our” refer to Oxford Park Income Fund, Inc.; “Oxford Park Management” and “Adviser” refer to Oxford Park Management, LLC; and “Oxford Funds” and “Administrator” refer to Oxford Funds, LLC.

Overview

The Fund is a non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. The Fund’s investment objective is to maximize its portfolio’s risk-adjusted total return.

The Fund implements its investment objective by purchasing portions of equity and junior debt tranches of CLO vehicles. Substantially all of the CLO vehicles in which the Fund may invest would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in section 3(c)(1) or section 3(c)(7). Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. The loans within the CLO vehicle are limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit. A CLO vehicle is formed by raising various classes or “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. The CLO vehicles which the Fund focuses on are collateralized primarily by Senior Loans and generally have very little or no exposure to real estate, mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. Below investment grade securities, such as the CLO securities in which the Fund primarily invests, are often referred to as “junk.” In addition, the CLO equity and junior debt securities in which the Fund invests are highly leveraged (with CLO equity securities typically being leveraged between nine and thirteen times), which significantly magnifies the Fund’s risk of loss on such investments relative to senior debt tranches of CLOs. A CLO is itself highly leveraged because it borrows significant amounts of money to acquire the underlying commercial loans in which it invests. A CLO borrows money by issuing debt securities to investors (including junior debt securities of the type that the Fund invests), and the CLO equity is the first to bear the risk on the underlying investment. The Fund’s investment strategy also includes warehouse facilities, which are financing structures intended to aggregate loans that may be used to form the basis of a CLO vehicle. Warehouse facilities typically incur leverage between four and six times prior to a CLO’s pricing. The Fund may also invest, on an opportunistic basis, in other corporate credits of a variety of types. Oxford Park Management manages the Fund’s investments and its affiliate arranges for the performance of the administrative services necessary for the Fund to operate.

CLO vehicles, due to their high leverage, are more complicated to evaluate than direct investments in Senior Loans. Since the Fund invests in the residual interests of CLO securities, the Fund’s investments are riskier than the profile of the Senior Loans by which such CLO vehicles are collateralized. The Fund’s investments in CLO vehicles are riskier and less transparent to the Fund and its shareholders than direct investments in the underlying Senior Loans. The Fund’s portfolio of investments may lack diversification among CLO vehicles which would subject the Fund to a risk of significant loss if one or more of these CLO vehicles experience a high level of defaults on its underlying Senior Loans. The CLO vehicles in which the Fund invests may have debt that ranks senior to its investment. The market price for CLO vehicles may fluctuate dramatically, which would make portfolio valuations unreliable and negatively impact the Fund’s net asset value (“NAV”) and its ability to make distributions to its shareholders. The Fund’s financial results may be affected adversely if one or more of its significant equity or junior debt investments in such CLO vehicles defaults on its payment obligations or fails to perform as the Fund expects.

The Fund’s investments in CLO vehicles may be subject to special anti-deferral provisions that could result in the Fund incurring tax or recognizing income prior to receiving cash distributions related to such income. Specifically, the CLO vehicles in which the Fund invests generally constitute “passive foreign investment companies” (“PFICs”). Because the Fund acquires investments in PFICs (including equity tranche investments in CLO vehicles that are PFICs), the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments even if such income is distributed as a taxable dividend by the Fund to its stockholders. See “Risks — Risks Related to the Fund’s Investments” beginning on page 31 to read about factors you should consider before investing in the Fund’s securities.

Oxford Park Management

The Fund’s investment activities are managed by Oxford Park Management, which is an investment adviser that has registered under the Investment Advisers Act of 1940 (the “Advisers Act”). Under the Investment Advisory Agreement (as defined below) the Fund has agreed to pay Oxford Park Management an annual base management fee based on its gross assets, as well as an incentive fee based on its performance. See “Management and Incentive Fees.”

The Fund expects to benefit from the ability of Oxford Park Management’s team to identify attractive opportunities, conduct diligence on and value prospective investments, negotiate terms where appropriate, and manage and monitor its portfolio. Oxford Park Management’s senior investment team members have broad investment backgrounds, with prior experience at investment banks, commercial banks, unregistered investment funds and other financial services companies, and have collectively developed a broad network of contacts to provide the Fund with its principal source of investment opportunities.

Oxford Park Management is led by Jonathan H. Cohen, Chief Executive Officer, and Saul B. Rosenthal, President. The Fund considers Messrs. Cohen and Rosenthal to be Oxford Park Management’s senior investment team.

Messrs. Cohen and Rosenthal together with the other members of Oxford Park Management’s investment team, have developed an infrastructure that the Fund believes provides it with a competitive advantage in locating and acquiring attractive CLO investments.

The Fund will reimburse Oxford Funds, an affiliate of Oxford Park Management, its allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under an administration agreement by and among the Fund and Oxford Funds (the “Administration Agreement”) including rent, the fees and expenses associated with performing administrative functions, and its allocable portion of the compensation of the Fund’s Chief Financial Officer and any administrative support staff, including accounting personnel. The Fund will also reimburse Oxford Funds for the costs associated with the functions performed by the Fund’s Chief Compliance Officer that Oxford Funds pays on the Fund’s behalf pursuant to the terms of an agreement between the Fund and ACA Group, LLC (“ACA”). These arrangements could create conflicts of interest that the Board of Directors must monitor.

Investment Focus

The CLO investments the Fund holds in its portfolio generally represent either a residual economic interest, in the case of an equity tranche, or a debt investment collateralized by a portfolio of Senior Loans and other CLO Assets. The value of the Fund’s CLO investments generally depend on both the quality and nature of the underlying portfolio it references and also on the specific structural characteristics of the CLO itself.

CLO Structural Elements

Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. The loans within the CLO vehicle are generally limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit.

A CLO vehicle is formed by raising multiple “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. As interest payments are received, the CLO vehicle makes contractual interest payments to each tranche of debt based on their seniority. If there are funds remaining after each tranche of debt receives its contractual interest rate and the CLO vehicle meets or exceeds required collateral coverage levels (or other similar covenants) the remaining funds may be paid to the equity tranche. The contractual provisions setting out this order of payments are set out in detail in the CLO vehicle’s indenture. These provisions are referred to as the “priority of payments” or the “waterfall” and determine any other obligations that may be required to be paid ahead of payments of interest and principal on the securities issued by a CLO vehicle. In addition, for payments to be made to each tranche, after the most senior tranche of debt, there are various tests which must be complied with, which are different for each CLO vehicle.

CLO indentures typically provide for adjustments to the priority of payments in the event that certain cashflow or collateral requirements are not maintained. The collateral quality tests that may divert cashflows in the priority of payments are predominantly determined by reference to the par values of the underlying loans, rather than their current market values. Accordingly, the Fund believes that CLO equity and junior debt investments allow investors to gain exposure to the Senior Loan market on a levered basis (with CLO equity securities typically being leveraged between nine and thirteen times) without being structurally subject to mark-to-market price fluctuations of the underlying loans. As such, although the current valuations of CLO equity and junior debt tranches are expected to fluctuate based on price changes within the loan market, interest rate movements and other macroeconomic factors, those tranches will generally be expected to continue to receive distributions from the CLO vehicle periodically so long as the underlying portfolio does not suffer defaults, realized losses or other covenant violations sufficient to trigger changes in the waterfall allocations. The Fund therefore believe that an investment portfolio consisting of CLO equity and junior debt investments of this type has the ability to provide attractive risk-adjusted rates of return.

The diagram below is for illustrative purposes only. The CLO structure highlighted below is illustrative only and depicts structures among CLO vehicles in which the Fund may invest may vary substantially from the illustrative example set forth below.

The Syndicated Senior Loan Market

The Fund believes that while the syndicated leveraged corporate loan market is relatively large, with Standard and Poor’s estimating the total par value outstanding at approximately $1.4 trillion as of September 30, 2024, this market remains largely inaccessible to a significant portion of investors that are not lenders or approved institutions. The CLO market permits wider exposure to syndicated Senior Loans, but this market is almost exclusively private and predominantly institutional.

The Senior Loan market is characterized by various factors, including:

•        Floating rate instruments.    Senior Loans and other types of CLO Assets typically contain a floating interest rate as opposed to a fixed interest rate, which the Fund believes provides some measure of protection against the risk of interest rate fluctuation. However, all of the Fund’s CLO investments have many CLO Assets which are subject to interest rate floors and since interest rates on CLO Assets may only reset periodically and the amount of the increase following an interest rate reset may be below the interest rate floors of such CLO Assets, the Fund’s ability to benefit from rate resets following an increase in interest rates may be limited.

•        Frequency of interest payments.    Senior Loans and other CLO Assets typically provide for scheduled interest payments no less frequently than quarterly.

Investment Opportunity

The Fund believes that the market for CLO-related assets provides the Fund with opportunities to generate attractive risk-adjusted returns over the long term.

The long-term and relatively low-cost capital that many CLO vehicles have secured, compared with current asset spreads, have created opportunities to purchase certain CLO equity and junior debt instruments that may produce attractive risk-adjusted returns. Additionally, given that the CLO vehicles the Fund invests in are cash flow-based vehicles, this term financing may be beneficial in periods of market volatility.

The Fund will review a large number of CLO investment opportunities in the current market environment, and the Fund expects that the majority of its portfolio holdings, over the near to intermediate-term, will be comprised of CLO debt and equity securities, with the more significant focus over the near-term likely to be on CLO equity securities.

Summary Risk Factors

The value of the Fund’s assets, as well as the market price of its securities, will fluctuate. The Fund’s investments may be risky, and you may lose all or part of your investment in the Fund.

•        Limited Operating History.    The Fund is a non-diversified, closed-end management investment company with limited operating history as such. The Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective, achieve its desired portfolio composition, or raise sufficient capital;

•        Lack of Diversification.    The Fund’s portfolio of investments may lack diversification among CLO vehicles which may subject the Fund to a risk of significant loss if one or more of these CLO vehicles experiences a high level of defaults on its underlying CLO Assets;

•        Key Personnel.    The Fund is dependent upon Oxford Park Management’s key personnel for its future success, particularly Jonathan H. Cohen and Saul B. Rosenthal;

•        Incentive Fee Risks.    The Fund’s incentive fee structure and the formula for calculating the fee payable to Oxford Park Management may incentivize Oxford Park Management to pursue speculative investments, use leverage when it may be unwise to do so, or refrain from de-levering when it would otherwise be appropriate to do so;

•        Use of Leverage:    Risk of Borrowing by the Fund. The Fund may borrow money, which magnifies the potential for gain or loss on amounts invested, subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund;

•        Valuation Risk.    The Fund’s investment portfolio is recorded at fair value, with the Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, its estimate of fair value and, as a result, there will be uncertainty as to the value of the Fund’s portfolio investments;

•        Risks Relating to our RIC Status.    To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status;

•        Risks of Investing in CLOs and Other Structured Debt Securities.    CLOs and other structured finance securities are generally backed by a pool of credit-related assets that serve as collateral. Accordingly, CLO and structured finance securities present risks similar to those of other types of credit investments, including default (credit), interest rate, prepayment, and liquidity risks. In addition to the general risks associated with investing in debt securities, CLO vehicles carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the credit quality of the CLO Assets that serve as collateral may decline or the CLO Asset may default; (iii) the Fund’s investments in CLO debt and equity will likely be subordinate to other senior classes of CLO debt; and (iv) the CLO vehicle itself may experience an event of default, leading to acceleration of the CLO’s debt and liquidation of CLO Assets at undesirable prices. Since the

Fund primarily invests in junior debt and equity tranches of a CLO, in the event of default, insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO issuer, holders of senior debt instruments would be entitled to receive payment in full before the Fund receives any distribution.

•        Risks Related to Concentration.    The Fund’s financial results may be affected adversely if one or more of its significant equity or junior debt investments in such CLO vehicles defaults on its payment obligations or fails to perform as the Fund expects. In addition, the CLO Asset portfolios of the CLO vehicles in which the Fund invests may be concentrated in a limited number of industries, which may subject those vehicles, and in turn the Fund, to a risk of significant loss if there is a downturn in a particular industry in which a number of the Fund’s CLO vehicles’ investments are concentrated;

•        Interest Rate Risk.    The Fund is exposed to risks associated with changes in interest rates. The Fund may be subject to heightened interest rate risk because the Federal Reserve has raised, and may continue to raise, interest rates;

•        Credit Risk.    If (1) a CLO in which the Fund invests, (2) an underlying asset of any such CLO or (3) any other type of credit investment in the Fund’s portfolio declines in price or fails to pay interest or principal when due because the issuer or debtor, as the case may be, experiences a decline in its financial status, the Fund’s income and/or NAV would be adversely impacted.

•        Risks of Warehoused Investments.    The Fund may invest in warehouse facilities. During the period in which the Fund has capital invested in such warehouse facilities, the price and availability of loans may be adversely affected by a number of market factors, including price volatility, interest rate volatility and availability of investments suitable for the CLO. This could hamper the ability of the collateral manager to acquire a portfolio of loans that will satisfy specified concentration limitations and allow the CLO to reach the target initial par amount of collateral prior to the effective date, which may cause the Fund to receive less than face value of its investment. Investments in warehouse facilities also present risks similar to those of CLOs.

•        Shares Not Listed; No Market for Shares.    Unlike certain other closed-end funds, the Fund’s Shares will not be listed on any securities exchange;

•        Closed-end Fund; Liquidity Risks.    Regulations governing the Fund’s operation as a registered closed-end management investment company, including the asset coverage ratio requirements under the 1940 Act, affect its ability to raise additional capital and the way in which it does so. The raising of debt capital may expose the Fund to risks, including the typical risks associated with leverage;

•        Repurchase Risks.    The Fund has no obligation to repurchase Shares at any time; any repurchases will only be made at such times, in such amounts, and on such terms as may be determined by the Board of Directors, in its sole discretion. The Fund should therefore be considered to offer limited liquidity;

•        Distribution Payment Risk.    The Fund’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses, as well as any applicable sales load;

•        Adverse Developments in the Capital Markets.    The Fund is currently operating in a period of capital markets disruption and economic uncertainty; and

•        Market Risk.    The Fund may be materially adversely affected by market, economic and political conditions and natural and man-made disasters, including pandemics, wars and supply chain disruptions, globally and in the jurisdictions and sectors in which the Fund invests.

See “Risks” beginning on page 27, and the other information included in this Prospectus and any accompanying prospectus supplement, for additional discussion of factors you should carefully consider before investing in the Fund’s securities.

Operating and Regulatory Structure

The Fund is a Maryland corporation that is a non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. As a registered closed-end fund, the Fund is required to meet regulatory tests. See “Regulation as a Registered Closed-End Management Investment Company.” The Fund may also borrow funds to make investments. In addition, the Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. See “Tax Aspects.”

The Fund’s investment activities are managed by Oxford Park Management and supervised by its Board of Directors. Oxford Park Management is an investment adviser that is registered under the Advisers Act. Under the Investment Advisory Agreement, the Fund has agreed to pay Oxford Park Management an annual base management fee based on its gross assets as well as an incentive fee based on its performance. See “Management and Incentive Fees.” The Fund has also entered into an Administration Agreement with Oxford Funds, which it refers to as the Administration Agreement, under which the Fund has agreed to reimburse Oxford Funds for its allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under the Administration Agreement, including furnishing the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing the Fund with other administrative services.

Oxford Funds also serves as the managing member of Oxford Park Management. Messrs. Cohen and Rosenthal, in turn, serve as the managing member and non-managing member, respectively, of Oxford Funds.

Our Corporate Information

The Fund’s offices are located at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830, and its telephone number is (203) 983-5275.

SUMMARY OF TERMS

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this Prospectus and the Statement of Additional Information.

THE FUND	The Fund is a Maryland corporation that is registered under the 1940 Act as a non-diversified, closed-end management investment company.
THE ADVISER	Oxford Park Management serves as the Fund’s investment adviser. Oxford Park Management is registered as an investment adviser with the SEC under the Advisers Act.
SECURITIES OFFERED

The Fund is offering 20,000,000 aggregate Shares of Class L through a separate prospectus and Class A, Class C and Class I through this prospectus on a continuous basis at NAV per Share plus any applicable sales load.

LEVERAGE

The Fund may use leverage as and to the extent permitted by the 1940 Act. The Fund is permitted to obtain leverage using any form of financial leverage instruments, including funds borrowed from banks or other financial institutions, margin facilities, notes or preferred stock and leverage attributable to reverse repurchase agreements or similar transactions. Instruments that create leverage are generally considered to be senior securities under the 1940 Act. Under the 1940 Act, the Fund is only permitted to incur additional indebtedness to the extent its asset coverage, as defined under the 1940 Act, is at least 300% immediately after each such borrowing. With respect to preferred stock, the Fund will generally be required to meet an asset coverage ratio, as defined under the 1940 Act, of at least 200% immediately after each issuance of such preferred stock. If the Fund does not meet these asset coverage requirements, the Fund may be required to sell a portion of its investments and, depending on the nature of its leverage, repay a portion of its indebtedness or redeem outstanding shares of preferred stock, in each case at a time when doing so may be disadvantageous.

BOARD OF DIRECTORS

The Board of Directors oversees and monitors the Fund’s management and operations. A majority of the members of the Board of Directors are considered independent and are not “interested persons” (as defined in section 2(a)(19) of the 1940 Act) of the Fund or the Adviser (collectively, the “Independent Directors”). See “Management of the Fund.”

MANAGEMENT AND INCENTIVE FEES

Pursuant to the investment advisory agreement, dated as of February 14, 2023 (the “Investment Advisory Agreement”), by and between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”).

The Fund pays the Adviser a Management Fee equal to an annual rate of 2.0% of the average of the Fund’s gross assets, including assets purchased with borrowed funds or other forms of leverage, at the end of the two most recently completed quarters. The Management Fee is payable quarterly in arrears.

The Fund pays the Adviser an Incentive Fee each quarter equal to twenty percent (20.0%) of the amount by which Pre-Incentive Fee Net Investment Income (as defined below) for the quarter that exceeds a hurdle rate of 1.75% (which is 7.00% annualized) of the Fund’s net assets at the end of the immediately preceding calendar quarter, subject to a “catch-up” provision.

“Pre-Incentive Fee Net Investment Income” means interest income, fee income, distribution/dividend income and any other income accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the Management Fee and expenses payable under the Administration Agreement but excluding any Incentive Fee). “Pre-Incentive Fee Net Investment Income” includes, in the case of investments with a deferred interest feature, accrued income that the Fund has not yet received in cash.

See “Management and Incentive Fees.”

The Adviser seeks to provide qualified personnel to fulfill its duties hereunder and, except as set forth in the following sentence, bears all costs and expenses incurred in connection with its investment advisory duties hereunder. The Fund shall reimburse the Adviser for all direct and indirect costs and expenses incurred by the Adviser for office space rental, office equipment, utilities and other non-compensation related overhead allocable to performance of investment advisory services under the Investment Advisory Agreement by the Adviser, including the costs and expenses of due diligence of potential investments, monitoring performance of the Fund’s investments, enforcing the Fund’s rights in respect of its investments and disposing of investments. The Fund shall also be responsible for the payment of all the Fund’s other expenses, including:

•   the cost of its organization and securities offerings;

•   the cost of calculating its NAV, including the cost of any third-party valuation services;

•   the cost of effecting sales and repurchases of its shares and other securities;

•   interest payable on debt, if any, to finance its investments;

•   fees payable to third parties relating to, or associated with, making investments, including data services and trade processing software, legal fees and expenses and fees and expenses associated with performing due diligence reviews of prospective investments and advisory fees as well as expenses associated with such activities;

•   the costs associated with protecting its interests in its investments, including legal fees;

•   transfer agent and custodial fees;

•   fees and expenses associated with marketing and investor relations efforts, including proxy solicitations, shareholder meetings and sponsorship of and/or attendance at marketing presentations, investor relations and industry conferences, seminars or informational meetings and any travel and other related expenses attendant thereto;

•   federal and state registration fees, any stock exchange listing fees;

•   federal, state and local taxes;

•   Independent Directors’ fees and expenses including travel and other costs associated with the performance of Independent Directors’ responsibilities;

•   brokerage commissions;

•   fidelity bond, director and officers errors and omissions liability insurance and other insurance premiums;

•   direct costs and expenses of administration, including printing, mailing, long distance telephone and staff;

•   fees and expenses associated with independent audits and outside legal costs;

•   costs associated with its reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;

•   all other expenses incurred by either Oxford Funds or the Fund in connection with administering its business, including payments under the Administration Agreement that will be based upon its allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and its allocable portion of the costs of compensation and related expenses of its Chief Compliance Officer and Chief Financial Officer and any administrative support staff, including accounting personnel. Related expenses include but are not limited to health costs, payroll taxes and training expenses.

ADMINISTRATION EXPENSES

Pursuant to the Administration Agreement, the Administrator furnishes the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as provides the Fund with other administrative services. In addition, the Fund reimburses Oxford Funds for its allocable portion of the compensation of its Chief Financial Officer and any administrative support staff, including accounting personnel. The Fund will also reimburse Oxford Funds for the costs associated with the functions performed by its Chief Compliance Officer that Oxford Funds pays on the Fund’s behalf pursuant to the terms of an agreement between the Fund and ACA. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party prior to the initial term or renewal date.

DISTRIBUTIONS

The Fund’s distribution policy is to make monthly distributions to shareholders. The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the shareholder’s original investment. See “Distributions.”

If a record date for a particular distribution occurs before an investor’s date of settlement, such investor who purchases Shares in this offering will not be entitled to receive such distribution.
DISTRIBUTION REINVESTMENT PLAN

The Fund has adopted an “opt out” distribution reinvestment plan. If the Fund’s Shares are registered in the shareholders’ own name, the shareholders’ distributions will automatically be reinvested under the Fund’s distribution reinvestment plan in additional whole and fractional Shares, unless the shareholder “opts out” of the Fund’s distribution reinvestment plan so as to receive cash distributions by delivering a written notice to its distribution paying agent. If the Fund’s Shares are held in the name of a broker or other nominee, the shareholder should contact the broker or nominee for details regarding opting out of the Fund’s distribution reinvestment plan. Shareholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as shareholders who elect to receive their distributions in cash. See “Distribution Reinvestment Plan.”

INVESTOR SUITABILITY

An investment in the Fund involves a considerable amount of risk. A shareholder may lose money. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor’s investment objectives and personal situation and (ii) consider factors such as the investor’s personal net worth, income, age, risk tolerance and liquidity needs. The Fund is an illiquid investment. Shareholders have no right to require the Fund to redeem their Shares in the Fund. See “Risks Relating to an Investment in the Fund’s Securities — Closed-End Fund; Liquidity Risks.”

PURCHASES OF SHARES

Shares may be purchased as of the first business day of each calendar month (the “Acceptance Date”) based upon the Fund’s then current NAV. Each date on which Shares are delivered is referred to as a “Closing Date.” While the Fund intends to have monthly closings, the Board of Directors reserves the right in its sole discretion to suspend or modify monthly closings from time to time when it believes it is in the best interests of the Fund. The Fund may sell Shares using an investor application, which will be delivered to the transfer agent (“Investor Application”). See “Management of the Fund — Custodians, Distribution Paying Agent, Transfer Agent and Registrar.” Prior to the receipt and acceptance of the Investor Application, an investor’s funds will be held in escrow.

The minimum initial investment in the Fund by an investor is $2,500. Additional investments in the Fund must be made in a minimum amount of $500. The minimum initial and additional investments may be reduced by the Fund. The Fund also reserves the right to waive investment minimums.

Except as otherwise permitted by the Board of Directors, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due nine business days after the Acceptance Date. A prospective investor must also submit a completed Investor Application (including investor certifications) due nine business days after the Acceptance Date. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed Investor Application (including investor certifications) are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and Investor Application for processing in the next Acceptance Date.

Pending any closing, funds received from prospective investors will be placed in an account with the transfer agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

The Fund reserves the right to reject any purchase of Shares for any reason (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor.

PLAN OF DISTRIBUTION	Fund Shares are sold through the Dealer Manager pursuant to the terms of a dealer manager agreement (the “Dealer Manager Agreement”).

The Dealer Manager acts as a distributor of the Fund’s Shares on a best-efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Dealer Manager at NAV per Share plus any applicable sales load. Under the Dealer Manager Agreement, the Dealer Manager also provides certain advertising and promotional services in consideration of its receipt of a dealer manager fee. The Dealer Manager also may enter into selling agreements with Selling Agents for the sale and distribution of the Fund’s Shares.

The Dealer Manager is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange, and the Dealer Manager will not act as a market maker in Fund Shares.

The Fund, the Adviser or its affiliates may pay additional compensation to Selling Agents and their agents that have made arrangements with the Dealer Manager or the Fund and are authorized to buy and sell Shares of the Fund in connection with the sale of Shares. In return for the additional compensation, the Fund may receive certain marketing benefits or services including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The additional compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

ORGANIZATIONAL AND OFFERING EXPENSE SUPPORT AND REIMBURSEMENT AGREEMENT	The Fund and the Adviser have entered into an O&O Expense Support and Reimbursement Agreement.

Pursuant to the O&O Expense Support and Reimbursement Agreement, the Adviser pays all O&O expenses incurred by or on behalf of the Fund prior to April 3, 2023 (“Pre-Effective Date O&O Expenses”), subject to the reimbursement described below. The Fund pays all O&O expenses incurred by it or by others on its behalf on and after April 3, 2023 (such expenses are referred to herein as the “Post-Effective Date O&O Expenses”).

Expense payments made by the Adviser are subject to reimbursement from the Fund commencing on April 3, 2023 and ending on the third-year anniversary of the date on which such Pre-Effective Date O&O Expenses were paid by the Adviser on the Fund’s behalf. Reimbursement of any Pre-Effective Date O&O Expenses by the Fund to the Adviser (such full or partial reimbursement is referred to herein as the “O&O Expense Reimbursement Amount”) will only be made if, at the time of reimbursement, the amount of all Post-Effective Date O&O Expenses then incurred by the Fund, together with the O&O Expense Reimbursement Amount, does not exceed 1.50% of the gross proceeds then raised by the Fund in connection with the offering of shares of its common stock pursuant to the Form N-2.

EXPENSE SUPPORT AND REIMBURSEMENT AGREEMENT AND FEE WAIVER	The Fund and the Adviser have entered into an Expense Support and Reimbursement Agreement dated April 3, 2023 (“Expense Support Agreement”).

Pursuant to the Expense Support Agreement, the Adviser pays or is responsible for all ordinary operating expenses (as defined in the Expense Support Agreement) incurred by or on behalf of the Fund until such time that the Fund has total assets of $50 million, subject to the reimbursement described below.

Any such ordinary operating expense payments made by the Adviser are subject to reimbursement from the Fund for the period commencing on the last business day of the calendar month in which such expense payment was made and ending on the third-year anniversary of the last business day of the calendar month in which such expense payment was made by the Adviser on the Fund’s behalf. Reimbursement of any such expenses by the Fund to the Adviser (such full or partial reimbursement is referred to herein as the “Expense Reimbursement Amount”) will only be made if, at the time of reimbursement, the amount of such ordinary operating expenses incurred by the Fund during a fiscal year in which such repayment is made, together with the Expense Reimbursement Amount, does not exceed 1.50% of the total assets of the Fund.

The Adviser signed a waiver letter agreement dated February 14, 2023, (the “Waiver Letter”) pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser for the twelve-month period ending March 31, 2024.

The Adviser signed an extension to the Waiver Letter dated January 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending June 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed a second extension to the Waiver Letter dated May 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending September 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On September 3, 2024, the Adviser signed a third extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending December 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On November 20, 2024, the Adviser signed a fourth extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending March 31, 2025, pursuant to the Investment Advisory Agreement between the Fund and the Adviser.

SHARE CLASSES

Consistent with the terms in the separate prospectus for each class of shares, the Fund issues four classes of Shares: Class A Shares, Class C Shares, Class I Shares and Class L Shares. The Fund will sell its Shares with differing up-front sales loads. For example, holders will either pay (i) selling commissions and dealer manager fees, (ii) dealer manager fees, but no selling commissions or (iii) no selling commissions or dealer manager fees. Shares available to the general public are charged selling commissions and dealer manager fees and are referred to as “Class A Shares.” Shares available to accounts managed by certain registered investment advisers and broker-dealers that are managing wrap or other fee-based accounts are charged dealer manager fees but no selling commissions and are referred to as “Class C Shares.” Shares available for purchase (1) through certain fee-based programs, also known as wrap accounts, of investment dealers, (2) through certain participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, such as an endowment, foundation, or pension fund, (5) to other institutional investors or (6) to any other investors as determined by the Adviser are charged no selling commissions or dealer manager fees and are referred to as “Class I Shares.” Holders pay no selling commissions or dealer manager fees for the purchase of Class I Shares (although Oxford Park Management or its affiliates pays the Dealer Manager a fee of up to 1.00% with respect to any such Class I Shares). The expected sales loads of the Fund’s Shares are set forth below:

	Class A	Class C	Class I
Sales Load	6.75%	0.75%	None
See “Plan of Distribution.”
Class L shares are offered through a different prospectus.

The Fund and the Adviser rely on exemptive relief from the SEC that permits the Fund to issue multiple classes of shares of common stock with varying sales loads, contingent deferred sales charges, and/or asset-based service and/or distribution fees.

ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a shareholder, solely as a result of the ERISA plan’s investment in the Fund. See “ERISA Considerations.”

UNLISTED CLOSED-END FUND STRUCTURE

The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.

Liquidity will be provided by the Fund only through limited repurchase offers described below (if at all). An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Risks Relating to an Investment in the Fund’s Securities — Closed-End Fund; Liquidity Risks.”

The Fund may, but is not obligated to, pursue a liquidity event for its shareholders. A liquidity event could include, among other things, (1) the sale of all or substantially all of the Fund’s assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of the Fund’s Shares on a national securities exchange or (3) a merger or another transaction approved by the Board of Directors in which the shareholders will receive cash or shares of a publicly traded company. The Fund refers to the aforementioned scenarios as “liquidity events.” See “Liquidity Strategy.”

The Fund believes that a closed-end structure is most appropriate for the long-term nature of the Fund’s strategy. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund, except through repurchases conducted through the share repurchase program, no matter how the Fund performs.

VALUATIONS

The Board of Directors determines the value of the Fund’s investment portfolio typically monthly and no less frequently than quarterly for each sale of Shares in accordance with Section 23(b) of the 1940 Act, after consideration of the Board of Director’s valuation committee’s (the “Valuation Committee”) recommendation of fair value. The Adviser compiles the relevant information, including a financial summary, covenant compliance review and recent trading activity in the security, if known. All available information, including non-binding indicative bids which may not be considered reliable, typically will be presented to the Valuation Committee to consider. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases the Valuation Committee generally will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available. The Fund may elect to engage third-party valuation firms to provide assistance to the Fund’s Valuation Committee and Board of Directors in valuing certain of the Fund’s investments. The Valuation Committee expects to evaluate the impact of such additional information, and factor it into its consideration of fair value. See “Determination of Net Asset Value.”

SHARE REPURCHASE PROGRAM

No shareholder has the right to require the Fund to redeem Shares. The Fund may from time to time offer to repurchase Shares pursuant to written tenders by shareholders. Subject to the Board of Director’s discretion, the Fund intends to offer to repurchase Shares from shareholders in each quarter in an amount up to 5% of the Fund’s NAV. The Fund may extend multiple offers to repurchase Shares in a quarter in an aggregate amount of 5% of the Fund’s NAV.

There is no minimum number of Shares which must be repurchased in any repurchase offer. The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Directors, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board of Directors will consider the recommendations of the Adviser as to the timing and amount of such an offer, as well as a variety of operational, business and economic factors.

The Adviser currently expects that, generally, it will recommend to the Board of Directors, subject to the Board of Directors’ discretion, that the Fund offer to repurchase Shares from shareholders quarterly, with such repurchases to be offered at the Fund’s NAV per share as of March 31, June 30, September 30 and December 31, as applicable. Each repurchase offer will generally commence at least 20 business days prior to the applicable repurchase date. There can be no assurance that the Board of Directors will approve the Adviser’s recommendation that the Fund repurchase Shares.

If a repurchase offer is oversubscribed by shareholders who tender Shares, the Fund will repurchase a pro rata portion by value of the Shares tendered by each shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law. The Fund also has the right to repurchase all of a shareholder’s Shares at any time if the aggregate value of such shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. In addition, the Fund has the right to repurchase Shares of shareholders if the Fund determines that the repurchase is in the best interest of the Fund.

In general, the Fund is not able to dispose of its investment in CLO securities except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in CLO securities in a timely manner or otherwise fund the share repurchase offer. See “Repurchases of Shares.”

SUMMARY OF TAXATION

The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to shareholders, as applicable. To qualify for and maintain its treatment as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source-of-income and asset diversification requirements and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to shareholders, if any. See “Distributions” and “Tax Aspects.”

FISCAL YEAR	The Fund’s fiscal year-end is September 30.
REPORTS TO SHAREHOLDERS

As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to shareholders for tax purposes will be furnished to shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

SUMMARY OF FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in Shares sold in this offering will bear directly or indirectly. You will pay (i) selling commissions and dealer manager fees for the purchase of Class A Shares, (ii) dealer manager fees, but no selling commissions, for the purchase of Class C Shares and (iii) no selling commissions or dealer manager fees for the purchase of Class I Shares. The Fund cautions you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this Prospectus contains a reference to fees or expenses paid by “you,” “us” or “Oxford Park Income Fund, Inc.,” or that “Fund,” or “we” will pay fees or expenses, shareholders will indirectly bear such fees or expenses as investors in the Fund.

	Class A Shares	Class C Shares	Class I Shares
Stockholder Transaction Expenses (as a percentage of offering price)(1)
Sales load to Dealer Manager(2)	6.75%	0.75%	None
Distribution reinvestment plan fees(3)	—	—	—
Total stockholder transaction expenses	6.75%	0.75%	None
Annual expenses (as a percentage of net assets attributable to shares)(1)
Base management fee(4)	2.12%	2.12%	2.12%
Incentive fees payable under our investment advisory agreement (20% of net investment income)(5)	2.34%	2.34%	2.34%
Interest payments on borrowed funds(6)	—	—	—
Other expenses(7)	6.55%	6.55%	6.55%
Total Annual Fund Operating Expenses(8)	11.01%	11.01%	11.01%
Less expense waiver and/or expense reimbursement(9)	(7.29)%	(7.29)%	(7.29)%
Total annual net expenses(8)	3.72%	3.72%	3.72%

Example

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in each of Class A, Class C and Class I Shares. In calculating the following expense amounts, the Fund has assumed its annual net expenses would remain at the percentage levels set forth in the table above (except that the one-year example incorporates the fee waiver and/or expense reimbursement arrangement(s) in effect through March 31, 2025).

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:(1)(6)

	1 Year	3 Years	5 Years	10 Years
Class A	$102	$187	$273	$491
Class C	$45	$135	$226	$458
Class I	$37	$128	$220	$454

____________

(1)      Amount assumes that the Fund raises approximately $25.0 million in net equity proceeds during the 12 months following the effectiveness of this Registration Statement, resulting in estimated net assets of approximately $41.7 million as of the period ended 12 months following the effectiveness of this Registration Statement. Actual expenses will depend on the number of Shares the Fund sells in this offering and the amount of leverage it employs. For example, if the Fund were to raise proceeds significantly less than this amount over the next twelve months, the Fund’s expenses as a percentage of its average net assets would be significantly higher. There can be no assurance that the Fund will sell $25.0 million of Shares during the twelve months following the effectiveness of this Registration Statement.

(2)      “Sales load” includes selling commissions of 6.0% and dealer manager fees of 0.75% payable upon a purchase of Class A Shares and dealer manager fees of 0.75% payable upon a purchase of Class C Shares. The table assumes the maximum sales load for Class A Shares and Class C Shares is charged.

(3)      The expenses of the distribution reinvestment plan are included in Other Expenses. See “Distribution Reinvestment Plan.”

(4)      The Fund’s base management fee is calculated monthly and payable quarterly in arrears at an annual rate equal to 2.00% of its gross assets, including assets purchased with borrowed funds or other forms of leverage, at the end of the two most recently completed quarters.

(5)      Amount reflects the estimated annual incentive fees payable to the Adviser over the next twelve months. Based on its current business plan, the Fund anticipates that the net proceeds from the offering of securities will be invested within three months after receipt of proceeds, although such period may vary and depends on the size of the offering and the availability of appropriate investment opportunities consistent with the Fund’s investment objectives and market conditions. The Fund cannot assure you it will achieve its targeted investment pace, which may negatively impact its returns.

The Incentive Fee, which is payable quarterly in arrears, equals 20.0% of the excess, if any, of the Funds “Pre-Incentive Fee Net Investment Income” that exceeds a 1.75% quarterly (7.0% annualized) hurdle rate, which the Fund refers to as the “Hurdle,” subject to a “catch-up” provision measured at the end of each calendar quarter. The Incentive Fee is computed and paid on income that may include interest that is accrued but not yet received in cash.

The incentive fee in each calendar quarter is paid to the Adviser as follows:

•        no Incentive Fee is payable to the Adviser in any calendar quarter in which the Fund’s Pre-Incentive Fee Net Investment Income does not exceed the Hurdle of 1.75%;

•        100% of the Fund’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle but is less than 2.1875% in any calendar quarter (8.75% annualized) is payable to the Adviser. The Fund refers to this portion of its Pre-Incentive Fee Net Investment Income (which exceeds the Hurdle but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with 20.0% of the Fund’s Pre-Incentive Fee Net Investment Income, as if a Hurdle did not apply when the Fund’s Pre-Incentive Fee Net Investment Income exceeds 2.1875% in any calendar quarter; and

•        20.0% of the amount of the Fund’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized) is payable to the Adviser (once the Hurdle is reached and the catch-up is achieved, 20.0% of all Pre-Incentive Fee Net Investment Income thereafter is allocated to the Adviser).

No Incentive Fee is payable to the Adviser on capital gains. For a more detailed discussion of the calculation of this fee, see “Management and Incentive Fees.”

(6)      Assumes that the Fund will refrain from borrowing for investment purposes over the next twelve months. The Fund does not currently anticipate incurring indebtedness on its portfolio or paying any interest during the next twelve months following the effectiveness of this Registration Statement. Although the Fund has no current intention to do so, the Fund may borrow additional funds to make investments, to the extent the Fund determines that additional capital would allow the Fund to take advantage of additional investment opportunities, if the market for debt financing presents attractively priced debt financing opportunities, or if the Board of Directors determines that leveraging the Fund’s portfolio would be in the Fund’s best interests and the best interests of the Fund’s shareholders. The Fund does not currently anticipate issuing any preferred stock over the next twelve months. The costs associated with any borrowing will be indirectly borne by the Fund’s investors.

(7)      Other expenses include reasonably estimated costs the Fund can expect to incur related to accounting, custody, transfer agency, legal, valuation agent, pricing vendor, market data, marketing and auditing fees of the Fund, organizational and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Directors. The amount presented in the table are based upon estimated amounts for the current fiscal year.

(8)      Each of “Total annual Fund operating expenses” and “Total annual net expenses” is presented as a percentage of net assets attributable to common stockholders because the holders of shares of our common stock bear all of our fees and expenses, all of which are included in this fee table presentation. The indirect expenses associated with the Fund’s CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then the Fund’s total annual expenses would have been 13.39% and total annual net expenses would have been 6.10%.

(9)      The Fund and the Adviser have entered into an Expense Support and Reimbursement Agreement dated April 3, 2023 (“Expense Support Agreement”). Pursuant to the Expense Support Agreement, the Adviser will pay or be responsible for all ordinary operating expenses (as defined in the Expense Support Agreement) incurred by or on behalf of the Fund until such time that the Fund has total assets of $50 million, subject to the reimbursement described below. Any such ordinary operating expense payments made by the Adviser are subject to reimbursement from the Fund for the period commencing on the last business day of the calendar month in which such expense payment was made and ending on the third-year anniversary of the last business day of the calendar month in which such expense payment was made by the Adviser on the Fund’s behalf. Reimbursement of any such expenses by the Fund to the Adviser (such full or partial reimbursement is referred to herein as the “Expense Reimbursement Amount”) will only be made if, at the time of reimbursement, the amount of such ordinary operating expenses incurred by the Fund during a fiscal year in which such repayment is made, together with the Expense Reimbursement Amount, does not exceed 1.50% of the total assets of the Fund. The Adviser signed a waiver letter agreement dated February 14, 2023 (the “Waiver Letter”), pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser for the twelve-month period ending March 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed an extension to the

Waiver Letter dated January 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending June 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed a second extension to the Waiver Letter dated May 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending September 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On September 3, 2024, the Adviser signed a third extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending December 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On November 20, 2024, the Adviser signed a fourth extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending March 31, 2025, pursuant to the Investment Advisory Agreement between the Fund and the Adviser.

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown.    While the example assumes, as required by the SEC, a 5.0% annual return, the Fund’s performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at NAV, the Fund generally intends that participants in the Fund’s distribution reinvestment plan during this offering will receive a number of Shares determined by dividing the total dollar amount of the distribution payable to a participant by a price equal to 95% of the price that Shares are sold in the offering at the closing immediately following the distribution payment date or at their NAV if the Fund does not hold a closing for the month immediately following the distribution payment date. See “Distribution Reinvestment Plan” for additional information regarding the Fund’s distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

THE FUND

The Fund is a non-diversified, closed-end management investment company that is registered under the 1940 Act. The Fund was organized as a Maryland corporation on December 19, 2022 and has limited operating history. The principal office of the Fund is located at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830 and its telephone number is (203) 983-5275.

The Fund’s investment objective is to maximize its portfolio’s risk-adjusted total return. The Fund implements its investment objective by purchasing portions of equity and junior debt tranches of CLO vehicles. Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans.

For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.” There can be no assurance that the Fund will achieve its investment objective.

THE ADVISER

The Fund’s investment activities are managed by Oxford Park Management, which is an investment adviser that has registered under the Adviser’s Act. Under the Investment Advisory Agreement with Oxford Park Management, the Fund has agreed to pay Oxford Park a Management Fee based on its gross assets, as well as an Incentive Fee based on its performance. See “Management and Incentive Fees.”

The Fund expects to benefit from the ability of the Adviser’s team to identify attractive opportunities, conduct diligence on and value prospective investments, negotiate terms where appropriate, and manage and monitor its portfolio. Oxford Park Management’s senior investment team members have broad investment backgrounds, with prior experience at investment banks, commercial banks, unregistered investment funds and other financial services companies, and have collectively developed a broad network of contacts to provide the Fund with its principal source of investment opportunities.

USE OF PROCEEDS

The Fund uses the proceeds from the sale of its securities pursuant to this Prospectus to acquire investments in accordance with its investment objectives and strategies described in this Prospectus, to make distributions to shareholders and for general working capital purposes. In addition, the Fund may also use all or a portion of the net proceeds from the sale of its securities to repay any outstanding indebtedness or preferred stock at the time of the offering, if applicable.

The Fund invests the net proceeds of the sale of its Shares in accordance with the Fund’s investment objective and strategies as stated below. The Fund currently anticipates being able to invest any proceeds from the sale of its Shares within three months of receipt of such proceeds, depending on the availability of appropriate investment opportunities consistent with the Fund’s investment objectives and market conditions. Pending such investments, the Fund invests the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality investments that mature in one year or less from the date of investment. The Fund cannot assure you it will achieve its targeted investment pace, which may negatively impact the Fund’s returns.

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES

Investment Objective

The Fund’s investment objective is to maximize its portfolio’s risk-adjusted total return. The Fund implements its investment objective by purchasing portions of equity and junior debt tranches of CLO vehicles. Substantially all of the CLO vehicles in which the Fund may invest would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in section 3(c)(1) or section 3(c)(7). Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. The loans within the CLO vehicle are limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit. A CLO vehicle is formed by raising various classes or “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. The CLO vehicles which the Fund focuses on are collateralized primarily by Senior Loans and, to a limited extent, other CLO Assets (such as second lien loans, other subordinated loans, unsecured loans and bonds) and generally have very little or no exposure to real estate, mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. Below investment grade securities, such as the CLO securities in which the Fund primarily invests, are often referred to as “junk.” In addition, the CLO equity and junior debt securities in which the Fund invests are highly leveraged (with CLO equity securities typically being leveraged between nine and thirteen times), which significantly magnifies the Fund’s risk of loss on such investments relative to senior debt tranches of CLOs. A CLO is itself highly leveraged because it borrows significant amounts of money to acquire the underlying commercial loans in which it invests. A CLO borrows money by issuing debt securities to investors (including junior debt securities of the type that the Fund invests), and the CLO equity is the first to bear the risk on the underlying investment. The Fund’s investment strategy also includes warehouse facilities, which are financing structures intended to aggregate loans that may be used to form the basis of a CLO vehicle. Warehouse facilities typically incur leverage between four and six times prior to a CLO’s pricing. The Fund may also invest, on an opportunistic basis, in other corporate credits of a variety of types. Oxford Park Management manages the Fund’s investments and its affiliate arranges for the performance of the administrative services necessary for the Fund to operate.

CLO vehicles, due to their high leverage, are more complicated to evaluate than direct investments in Senior Loans and other CLO Assets. Since the Fund invests in the residual interests of CLO securities, the Fund’s investments are riskier than the profile of the Senior Loans by which such CLO vehicles are collateralized. The Fund’s investments in CLO vehicles are riskier and less transparent to the Fund and its shareholders than direct investments in the underlying Senior Loans. The Fund’s portfolio of investments may lack diversification among CLO vehicles which would subject the Fund to a risk of significant loss if one or more of these CLO vehicles experience a high level of defaults on its underlying CLO Assets. The CLO vehicles in which the Fund invests will have debt that ranks senior to its investment. The market price for CLO vehicles may fluctuate dramatically, which would make portfolio valuations unreliable and negatively impact the Fund’s NAV and its ability to make distributions to its shareholders. The Fund’s financial results may be affected adversely if one or more of its significant equity or junior debt investments in such CLO vehicles defaults on its payment obligations or fails to perform as the Fund expects.

The Fund’s investments in CLO vehicles may be subject to special anti-deferral provisions that could result in the Fund incurring tax or recognizing income prior to receiving cash distributions related to such income. Specifically, the CLO vehicles in which the Fund invests may generally constitute PFICs. Because the Fund will acquire investments in PFICs (including equity tranche investments in CLO vehicles that are PFICs), the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments even if such income is distributed as a taxable dividend by the Fund to its shareholders. See “Risks — Risks Related to the Fund’s Investments” beginning on page 31 to read about factors you should consider before investing in the Fund’s securities.

CLO Structural Elements

Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. The CLO portfolio is managed by a collateral manager, which is unaffiliated with the Fund or the Adviser. The loans within the CLO vehicle are generally limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit.

A CLO vehicle is formed by raising multiple “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. As interest payments are received, the CLO vehicle makes contractual interest payments to each tranche of debt based on their seniority. If there are funds remaining after each tranche of debt receives its contractual interest rate and the CLO vehicle meets or exceeds required collateral coverage levels (or other similar covenants) the remaining funds may be paid to the equity tranche. The contractual provisions setting out this order of payments are set out in detail in the CLO vehicle’s indenture. These provisions are referred to as the “priority of payments” or the “waterfall” and determine any other obligations that may be required to be paid ahead of payments of interest and principal on the securities issued by a CLO vehicle. In addition, for payments to be made to each tranche, after the most senior tranche of debt, there are various tests which must be complied with, which are different for each CLO vehicle.

CLO indentures typically provide for adjustments to the priority of payments in the event that certain cashflow or collateral requirements are not maintained. The collateral quality tests that may divert cashflows in the priority of payments are predominantly determined by reference to the par values of the underlying loans, rather than their current market values. Accordingly, the Fund believes that CLO equity and junior debt investments allow investors to gain exposure to the Senior Loan market on a levered basis without being structurally subject to mark-to-market price fluctuations of the underlying loans. As such, although the current valuations of CLO equity and junior debt tranches are expected to fluctuate based on price changes within the loan market, interest rate movements and other macroeconomic factors, those tranches will generally be expected to continue to receive distributions from the CLO vehicle periodically so long as the underlying portfolio does not suffer defaults, realized losses or other covenant violations sufficient to trigger changes in the waterfall allocations. The Fund therefore believes that an investment portfolio consisting of CLO equity and junior debt investments of this type has the ability to provide attractive risk-adjusted rates of return.

The diagram below is for illustrative purposes only. The CLO structure highlighted below is illustrative only and depicts structures among CLO vehicles in which the Fund may invest may vary substantially from the illustrative example set forth below.

The Fund will typically invest in the equity tranches, which are not rated, and to a lesser extent the “B” and “BB” tranches of CLO vehicles.

The Syndicated Senior Loan Market

The Fund believes that while the syndicated leveraged corporate loan market is relatively large, with Standard and Poor’s estimating the total par value outstanding at approximately $1.4 trillion as of September 30, 2024, this market remains largely inaccessible to a significant portion of investors that are not lenders or approved institutions. The CLO market permits wider exposure to syndicated Senior Loans, but this market is almost exclusively private and predominantly institutional.

The Senior Loan market is characterized by various factors, including:

•        Floating rate instruments.    Senior Loans and other types of CLO Assets typically contain a floating interest rate as opposed to a fixed interest rate, which the Fund believes provides some measure of protection against the risk of interest rate fluctuation. However, all of the Fund’s CLO investments have many CLO Assets which are subject to interest rate floors and since interest rates on CLO Assets may only reset periodically and the amount of the increase following an interest rate reset may be below the interest rate floors of such CLO Assets, the Fund’s ability to benefit from rate resets following an increase in interest rates may be limited.

•        Frequency of interest payments.    Senior Loans and other CLO Assets typically provide for scheduled interest payments no less frequently than quarterly.

Investment Opportunity

The Fund believes that the market for CLO-related assets provides the Fund with opportunities to generate attractive risk-adjusted returns over the long term.

The long-term and relatively low-cost capital that many CLO vehicles have secured, compared with current asset spreads, have created opportunities to purchase certain CLO equity and junior debt instruments that may produce attractive risk-adjusted returns. Additionally, given that the CLO vehicles the Fund invests in are cash flow-based vehicles, this term financing may be beneficial in periods of market volatility.

The Fund will review a large number of CLO investment opportunities in the current market environment, and it expects that the majority of its portfolio holdings, over the near to intermediate-term, will continue to be comprised of CLO debt and equity securities, with the more significant focus over the near-term likely to be on CLO equity securities.

Investment Selection

Oxford Park Management’s investment team (the “Investment Team”) is responsible for all aspects of the Fund’s investment process. Oxford Park Management’s senior investment team currently consists of Messrs. Cohen and Rosenthal, who serve as members of the investment committee of Oxford Park Management. While the investment strategy involves a team approach, whereby potential transactions are screened by various members of the investment team, Messrs. Cohen or Rosenthal must approve all investments in order for them to close. The stages of the Fund’s investment selection process are as follows:

Deal Sourcing

Deal sourcing is generally conducted through brokers and bankers, and may also be sourced through industry contacts, CLO vehicle sponsors and investors. The Fund believes that it has an active pipeline of deal flow, particularly through multiple CLO trading desks.

Screening

In screening potential investments in CLO vehicles, the Investment Team utilizes a similar income-oriented investment philosophy they employ in their work managing other CLO investments at Oxford Lane Capital Corp. and Oxford Square Capital Corp.

Identification

The Fund identifies opportunities in the CLO market through its network of brokers, dealers, agent banks, collateral mangers and sponsors. The Fund believes that it has developed an infrastructure that provides the Fund with a competitive advantage in locating and acquiring attractive CLO opportunities. The Fund believes that it also has an active pipeline of deal flow, particularly through multiple CLO trading desks. The CLO vehicles which the Fund focuses on are collateralized primarily by senior secured loans made to companies whose debt is unrated or is rated below investment grade, and generally have very little or no direct exposure to real estate, mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. In screening potential investments in CLO vehicles, the Fund’s due diligence process generally includes a review of current financial information and projections, review of collateral quality, concentration limitation and coverage test ratios, and a review of the prospective investment’s capital structure and the terms and conditions.

Due Diligence

The Investment Team conducts due diligence on prospective investments.

The Adviser’s due diligence process generally includes some or all of the following elements:

•        review of indenture structures;

•        review of underlying collateral loans;

•        analysis of projected future cash flows; and

•        analysis of compliance with covenants.

Upon the completion of due diligence, the investment professionals present the opportunity to the Adviser’s investment committee, which then determines whether to proceed with the potential investment. Any fees and expenses incurred by Oxford Park Management in connection with due diligence investigations undertaken by third parties will be subject to reimbursement by the Fund, which reimbursements will be in addition to any management or incentive fees payable under the Investment Advisory Agreement to Oxford Park Management. While the investment strategy involves a team approach, the Fund may not enter into a transaction without the prior approval of either Messrs. Cohen or Rosenthal.

Ongoing Relationships

Monitoring

The Adviser monitors the Fund’s investments on an ongoing basis. The Adviser has several methods of monitoring the performance and value of the Fund’s investments, which include the following:

•        review of pricing data and indicative bids for recent transactions in the Fund’s investments;

•        comparisons to other Senior Loans and CLO vehicles; and

•        review of available financial reports for the Fund’s investments.

RISKS

Investing in the Fund’s Shares involves a number of significant risks. In addition to the other information contained elsewhere in this Prospectus, you should consider carefully the following information before making an investment in the Shares. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially and adversely affected. In such case, the NAV of the Fund’s Shares could decline, and you may lose all or part of your investment.

Risks Related to the Fund’s Business and Structure

Limited Operating History.    The Fund is a non-diversified, closed-end management investment company with limited operating history. As a result, the Fund does not have significant financial information on which you can evaluate an investment in the Fund or the Fund’s prior performance. The Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objectives, achieve its desired portfolio composition, or raise sufficient capital and that the value of your investment could decline substantially or become worthless.

Lack of Diversification.    The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund intends to continue to qualify as a RIC under Subchapter M of the Code, and thus the Fund intends to satisfy the diversification requirements of Subchapter M, including its less stringent diversification requirements that apply to the percentage of the Fund’s total assets that are represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and certain other securities.

“Best-Efforts” Offering Risk.    This offering is being made on a best efforts basis, whereby the Dealer Manager is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum offering amount is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.

Inadequate Network of Broker-Dealer Risk.    The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Dealer Manager to establish, operate and maintain a network of selected broker-dealers to sell the Shares. If the Dealer Manager fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.

Senior Management and Personnel of the Adviser.    The Fund’s ability to achieve its investment objective depends on the Fund’s ability to effectively manage and deploy capital, which depends, in turn, on the Adviser’s ability to identify, evaluate and monitor, and the Fund’s ability to acquire, investments that meet its investment criteria.

Accomplishing the Fund’s investment objective on a cost-effective basis is largely a function of the Adviser’s handling of the investment process, its ability to provide competent, attentive and efficient services and the Fund’s access to investments offering acceptable terms, either in the primary or secondary markets. Even if the Fund is able to grow and build upon its investment operations, any failure to manage its growth effectively could have a material adverse effect on the Fund’s business, financial condition, results of operations and prospects. The results of the Fund’s operations will depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if the Fund cannot successfully operate its business or implement its investment policies and strategies as described herein, it could negatively impact the Fund’s ability to pay distributions.

The Fund’s success also requires that Oxford Park Management retain investment and administrative personnel in a competitive market. Its ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities, including investment funds (such as private equity funds, mezzanine funds and business development companies) and traditional financial services companies, with which the Fund competes for experienced personnel have greater resources than the Fund has.

The Adviser has the right, under the Investment Advisory Agreement, to resign at any time upon 60 days’ written notice, whether the Fund has found a replacement or not. If the Adviser resigns, the Fund may not be able to find a new Adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If the Fund is unable to do so quickly, its operations are likely to experience a disruption, the Fund’s financial condition, business and results of operations as well as its ability to pay distributions are likely to be adversely affected and the market price of the Fund’s Shares may decline. In addition, the coordination of the Fund’s internal management and investment activities is likely to suffer if the Fund is unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Adviser and its affiliates. Even if the Fund is able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with the Fund’s investment objective may result in additional costs and time delays that may adversely affect the Fund’s financial condition, business and results of operations.

Key Personnel.    The Fund depends on the diligence, skill and network of business contacts of the senior management of Oxford Park Management. The senior management, together with other investment professionals, will evaluate, negotiate, structure, close, monitor and service the Fund’s investments. The Fund’s future success will depend to a significant extent on the continued service and coordination of the senior management team, particularly Jonathan H. Cohen, the Chief Executive Officer of Oxford Park Management, and Saul B. Rosenthal, the President of Oxford Park Management. Neither Mr. Cohen nor Mr. Rosenthal will devote all of their business time to the Fund’s operations, and both will have other demands on their time as a result of their other activities. Neither Mr. Cohen nor Mr. Rosenthal is subject to an employment contract. The departure of either of these individuals could have a material adverse effect on the Fund’s ability to achieve its investment objective. In addition, due to Oxford Park Management’s relatively small staff size, the departure of any of Oxford Park Management’s personnel, including investment, accounting and compliance professionals, could have a material adverse effect on the Fund.

Although Messrs. Cohen and Rosenthal have experience managing other investment portfolios, including those of Oxford Lane Capital Corp., a closed-end management investment company that currently invests primarily in CLO debt and equity tranches, Oxford Square Capital Corp., a publicly traded business development company that invests principally in the debt of U.S.-based companies, and Oxford Bridge II, LLC and the Oxford Gate Funds (as defined below), private investment funds that invest principally in the equity of CLOs, their track record and prior achievements are not necessarily indicative of future results that will be achieved by the Adviser. The Fund cannot assure you that it will be able to achieve the results realized by other vehicles managed by Messrs. Cohen and Rosenthal.

Incentive Fee Risks.    The Incentive Fee payable by the Fund to Oxford Park Management may create an incentive for Oxford Park Management to pursue investments on the Fund’s behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. Such a practice could result in the Fund investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns. The Incentive Fee payable to Oxford Park Management is based on the Fund’s Pre-Incentive Fee Net Investment Income, as calculated in accordance with the Fund’s Investment Advisory Agreement. In addition, the Fund’s Management Fee is calculated on the basis of the Fund’s gross assets, including assets acquired through the use of leverage. This may encourage Oxford Park Management to use leverage to increase the aggregate amount of and the return on the Fund’s investments, even when it may not be appropriate to do so, and to refrain from de-levering when it would otherwise be appropriate to do so. Under certain circumstances, the use of leverage may increase the likelihood of default, which would impair the value of the Fund’s securities.

The Fund may invest, to the extent permitted by law, in the securities and other instruments of other investment companies, including private funds, and, to the extent the Fund so invests, will bear its ratable share of any such investment company’s expenses, including management and performance fees. The Fund will also remain obligated to pay management and incentive fees to Oxford Park Management with respect to the assets invested in the securities and other instruments of other investment companies. With respect to each of these investments, each of the Fund’s shareholders will bear his or her share of the Management Fee and Incentive Fee of Oxford Park Management as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which the Fund invests.

In the course of the Fund’s investing activities, the Fund pays management and incentive fees to Oxford Park Management and reimburses Oxford Park Management for certain expenses it incurs. As a result, investors in the Fund’s Shares invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than an investor might achieve through direct investments.

In addition, given the structure of the Investment Advisory Agreement with Oxford Park Management, any general increase in interest rates will likely have the effect of making it easier for Oxford Park Management to meet the quarterly hurdle rate for payment of Incentive Fees under the Investment Advisory Agreement without any additional increase in relative performance on the part of Oxford Park Management. In addition, in view of the catch-up provision applicable to Incentive Fees under the Investment Advisory Agreement, Oxford Park Management could potentially receive a significant portion of the increase in the Fund’s investment income attributable to such a general increase in interest rates. If that were to occur, the Fund’s increase in net earnings, if any, would likely be significantly smaller than the relative increase in the Adviser’s Incentive Fee resulting from such a general increase in interest rates.

Use of Leverage: Risk of Borrowing by the Fund.    The Fund may in the future issue debt securities or shares of preferred stock and/or borrow money from banks or other financial institutions, which the Fund refers to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, the Fund is permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as the Fund’s asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of its gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, the Fund is permitted to issue shares of preferred stock so long as its asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of its gross assets (less all liabilities and indebtedness not represented by senior securities) to the Fund’s outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of the Fund’s outstanding preferred stock, is at least 200% after each issuance of such preferred stock. If the value of the Fund’s assets declines, the Fund may be unable to satisfy this test. If that happens, the Fund may be required to sell a portion of its investments and, depending on the nature of its leverage, repay a portion of its indebtedness or redeem outstanding debt or shares of preferred stock, if applicable, in each case at a time when doing so may be disadvantageous. Also, any amounts that the Fund uses to service its indebtedness or preferred dividends would not be available for distributions to its common shareholders. Furthermore, as a result of issuing senior securities, the Fund would also be exposed to typical risks associated with leverage, including an increased risk of loss. If the Fund issues preferred stock, the preferred stock would rank “senior” to common stock in the Fund’s capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of its common stockholders, and the issuance of shares of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of the Fund’s common stock or otherwise be in your best interest.

Valuation Risk.    Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value as determined by the Fund in accordance with its written valuation policy with the Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, its estimate of fair value. Typically, there will not be a public market for the type of investments the Fund targets, which will require the Fund to value these securities at fair value based on relevant information compiled by the Adviser, third-party pricing services (when available) and Valuation Committee and with the oversight, review and approval of the Board of Directors.

The determination of fair value and, consequently, the amount of unrealized gains and losses in the Fund’s portfolio, are to a certain degree subjective and dependent on a valuation process approved by the Board of Directors. Certain factors that may be considered in determining the fair value of the Fund’s investments include available indicative bids or quotations, as well as external events, such as private mergers, sales and acquisitions involving comparable companies. Because such valuations, and particularly valuations of private securities, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The fair value of the Fund’s investments may differ materially from the values that would have been used if an active public market for these securities existed. The fair value of the Fund’s investments have a material impact on its net earnings through the recording of unrealized appreciation or depreciation of investments and may cause the Fund’s NAV on a given date to materially understate or overstate the value that the Fund may ultimately realize on one or more of its investments. Investors purchasing the Fund’s securities based on an overstated NAV may pay a higher price than the value of the Fund’s investments might warrant. Conversely, investors selling Shares during a period in which the NAV understates the value of the Fund’s investments may receive a lower price for their Shares than the value of its investments might warrant.

Competition.    The Fund may compete for investments with other investment funds (potentially including private equity funds, mezzanine funds and business development companies), as well as traditional financial services companies, which could include commercial banks, investment banks, finance companies and other sources of funding.

Many of the Fund’s competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that may not be available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than the Fund has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and offer higher pricing than the Fund is willing to offer to potential sellers. The Fund may lose investment opportunities if its competitors are willing to pay more for the types of investments that the Fund targets. If the Fund is forced to pay more for its investments, the Fund may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. An increase in the number and/or the size of the Fund’s competitors in its target markets could force the Fund to accept less attractive investments. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on the Fund as a closed-end management investment company.

Conflicts of Interest Risks.    Oxford Park Management’s Investment Team presently manages the portfolios of Oxford Lane Capital Corp., a closed-end management investment company that currently invests primarily in CLO debt and equity tranches, and Oxford Square Capital Corp., a publicly-traded business development company that invests principally in the debt of U.S.-based companies. Additionally, Oxford Park Management’s Investment Team also manages Oxford Gate Master Fund, LLC, Oxford Gate, LLC and Oxford Gate (Bermuda), LLC (collectively, the “Oxford Gate Funds”) and Oxford Bridge II, LLC, managed by Oxford Gate Management, LLC (“Oxford Gate Management”). Oxford Bridge II, LLC and the Oxford Gate Funds are private investment funds. In addition, the Fund’s executive officers and directors, as well as the current and future members of Oxford Park Management may serve as officers, directors or principals of other entities that operate in the same or a related line of business as the Fund. Accordingly, they may have obligations to investors in those entities, the fulfillment of which obligations may not be in the best interests of the Fund or its shareholders. Each of Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds, as well as any affiliated investment vehicle formed in the future and managed by Oxford Park Management or its affiliates may, notwithstanding different stated investment objectives, have overlapping investment objectives with the Fund and, accordingly, may invest in asset classes similar to those targeted by the Fund. As a result, Oxford Park Management’s Investment Team may face conflicts in allocating investment opportunities between the Fund and such other entities. Although Oxford Park Management’s Investment Team will endeavor to allocate investment opportunities in a fair and equitable manner, it is possible that, in the future, the Fund may not be given the opportunity to participate in investments made by investment funds, including Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds, managed by Oxford Park Management or an investment manager affiliated with Oxford Park Management. In any such case, when Oxford Park Management’s Investment Team identifies an investment, it will be required to choose which investment fund should make the investment, although the Fund, Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds are subject to an allocation policy to ensure the equitable distribution of such investment opportunities, consistent with the requirements of the 1940 Act.

As a registered closed-end fund, the Fund is limited in its ability to co-invest in privately negotiated transactions with certain funds or entities managed by Oxford Park Management or its affiliates without an exemptive order from the SEC. On June 14, 2017, the SEC issued an exemptive order (the “Order”) which permits the Fund to co-invest in portfolio companies with certain funds or entities managed by Oxford Park Management or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the Order. Pursuant to the Order, the Fund is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of the shareholders and is consistent with the Fund’s then-current investment objective and strategies.

The Fund will reimburse Oxford Funds an allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and the Fund’s allocable portion of the compensation of its Chief Financial Officer and any administrative support staff, including accounting personnel. The Fund will also reimburse Oxford

Funds for the costs associated with the functions performed by its Chief Compliance Officer that Oxford Funds pays on the Fund’s behalf pursuant to the terms of an agreement between the Fund and ACA. These arrangements may create conflicts of interest that the Board of Directors must monitor. Oxford Park Management is not reimbursed for any performance-related compensation of its employees.

Oxford Park Management or its affiliates pays the Dealer Manager a fee of up to 1.00% with respect to Class I Shares.

Risks Relating to our RIC Status.    Although the Fund has elected to be treated as a RIC under Subchapter M of the Code, no assurance can be given that the Fund will be able to qualify for and maintain RIC status. If the Fund qualifies as a RIC under the Code, it generally will not be subject to corporate-level federal income taxes on its income and capital gains that are timely distributed (or deemed distributed) as dividends for U.S. federal income tax purposes to the Fund’s shareholders. To qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed as dividends for U.S. federal income tax purposes to the Fund’s shareholders, the Fund must, among other things, meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if the Fund distributes dividends each tax year for U.S. federal income tax purposes of an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Fund’s shareholders.

Risks Related to the Fund’s Investments

Risks Related to CLOs.    The Fund has initially invested principally in equity and junior debt tranches issued by CLO vehicles. Generally, there may be less information available to the Fund regarding the underlying debt investments held by such CLO vehicles than if the Fund had invested directly in the debt of the underlying companies. As a result, the Fund’s stockholders may not know the details of the underlying debt investments of the CLO vehicles in which the Fund invests. The Fund’s CLO investments will also be subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLO vehicles. Additionally, CLOs in which the Fund invests are often governed by a complex series of legal documents and contracts. As a result, the risk of dispute over interpretation or enforceability of the documentation may be higher relative to other types of investments.

In addition to the general risks associated with investing in debt securities, CLO vehicles carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the credit quality of the CLO Assets that serve as collateral may decline or the CLO Asset may default; (iii) the CLO may experience losses associated with selling CLO Assets at a loss; (iv) the Fund’s investments in CLO debt and equity will likely be subordinate to other senior classes of CLO debt; (v) the CLO vehicle itself may experience an event of default, leading to acceleration of the CLO’s debt and liquidation of CLO Assets at undesirable prices and (vi) the complex structure of the security may not be fully understood at the time of investment and may produce disputes among participants of the CLO transaction or unexpected investment results. The Fund’s NAV may also decline over time if its principal recovery with respect to CLO equity investments is less than the price the Fund paid for those investments.

The CLO vehicles in which the Fund invests will issue and sell or have already issued and sold debt tranches that will rank senior to the debt and equity tranches in which the Fund invests. By their terms, such tranches entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the tranches in which the Fund invests. Also, in the event of default, insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO vehicle, holders of senior debt instruments would be entitled to receive payment in full before the Fund receives any distribution. After repaying such senior creditors, such CLO vehicle may not have any remaining assets to use for repaying its obligation to the Fund. In the case of tranches ranking equally with the tranches in which the Fund invests, the Fund would have to share on an equal basis any distributions with other investors holding such securities in the event of a default, insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant CLO vehicle. Therefore, the Fund may not receive back the full amount of its investment (or any of its investment) in a CLO vehicle or may not receive its anticipated yield.

The CLO equity market has experienced significant downturns from time to time. Due to the continued uncertainty in the CLO equity market, the Fund cannot assure you that it will achieve expected investment results and/or maintain its current level of cash distributions. The Fund’s future distributions are dependent upon the investment income the Fund receives on its portfolio investments, including its CLO equity investments. To the extent such CLO investments are terminated prior to the specified maturity date, such proceeds derived from a termination may be less than originally contemplated at that time of such investment. This may result in proceeds which may not be of a sufficient amount to invest in future CLO investments in order to generate cash returns that will enable the Fund to maintain the same level of distributions. This may result in a meaningful reduction in, or complete cessation of, the Fund’s distributions going forward. In addition, due to the asset coverage test applicable to the Fund as a registered closed-end management investment company, a reduction in the fair value of the Fund’s investments may limit its ability to make distributions.

Accounting and Tax Implications.    The accounting and tax implications of such investments are complicated. In particular, reported earnings from the equity tranche investments of these CLO vehicles are recorded under GAAP based upon an effective yield calculation. Current taxable earnings on these investments, however, will generally not be determinable until after the end of the fiscal year of each individual CLO vehicle that ends within the Fund’s fiscal year, even though the investments are generating cash flow. In general, the tax treatment of these investments may result in higher distributable earnings in the early years and a capital loss at maturity, while for reporting purposes the totality of cash flows is reflected in a constant yield to maturity.

Limited Access to Information.    None of the information contained in a CLO’s monthly reports, other trustee reports or any other financial information furnished to the Fund as an investor in a CLO is audited and reported upon, nor is an opinion expressed, by an independent public accountant. The Fund is not required to share any trustee reports or other reports received from any CLO with the Fund’s stockholders. Thus, you will have limited information on the assets held by, and the performance of, the CLOs in which the Fund invests.

Illiquidity of CLO Securities and their Investments.    Some instruments issued by CLO vehicles may not be readily marketable and may be subject to restrictions on resale. Securities issued by CLO vehicles are generally not listed on any U.S. national securities exchange and no active trading market may exist for the securities of CLO vehicles in which the Fund may invest. Although a secondary market may exist for the Fund’s investments in CLO vehicles, the market for the Fund’s investments in CLO vehicles may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value.

Failure to Satisfy Financial Tests.    CLO vehicles in which the Fund invests may fail to satisfy certain financial covenants, specifically those with respect to adequate collateralization and/or interest coverage tests. Such failure could lead to a reduction in such CLO’s payments to the Fund because senior debt holders generally would be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive.

Risks Related to CLO Structure.    The Fund’s portfolio includes equity and junior debt investments in CLOs, which involve a number of significant risks. CLOs are typically very highly levered (with CLO equity securities typically being leveraged between nine and 13 times), and therefore the junior equity and debt tranches in which the Fund invests will be subject to a higher degree of risk of total loss. In particular, investors in CLO securities indirectly bear risks of the collateral held by such CLOs. The Fund generally has the right to receive payments only from the CLOs, and generally does not have direct rights against the underlying borrowers or the entity that sponsored the CLO transaction. In addition, the Fund may have the option in certain CLOs to contribute additional amounts to the CLO issuer for purposes of acquiring additional assets or curing coverage tests, thereby increasing the Fund’s overall exposure and capital at risk to such CLO. Although it is difficult to predict whether the prices of assets underlying CLOs will rise or fall, these prices (and, therefore, the prices of the CLOs’ securities) are influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.

CLO Fees and Expenses.    While the CLO vehicles the Fund targets generally enable the investor to acquire interests in a pool of CLO Assets without the expenses associated with directly holding the same investments, the CLO vehicle itself will incur Management Fees (including Incentive Fees) and other expenses. CLO collateral manager fees are charged on the total assets of a CLO but are assumed to be paid from the residual cash flows after interest payments to the CLO senior debt tranches. Therefore, these CLO collateral manager fees are effectively much higher when allocated only to the CLO equity tranche. These fees incurred at the CLO level are in addition to the fees charged by the Adviser at the Fund level. Additionally, CLOs could also be liable to the collateral manager, trustee and other parties for indemnity payments. The Fund, as a CLO equity investor, will generally bear a share of the CLO vehicles’ administrative and other expenses that is proportionate with other CLO equity investors; however, CLO equity investors often negotiate fee rebates through side letters and other arrangements, and there can be no assurance that the Fund will be able to negotiate fee rebates for any CLO in which it invests, or that any fee rebates it does negotiate will be as favorable as fee rebates other CLO equity investors may negotiate. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting CLO vehicle or any other investment the Fund may make. If any of these occur, it could materially and adversely affect the Fund’s operating results and cash flows.

Risks Related to Concentration.    The Fund’s portfolio may hold investments in a limited number of CLO vehicles. Beyond the asset diversification requirements associated with its qualification as a RIC under the Code, the Fund does not have fixed guidelines for diversification, it does not have any limitations on the ability to invest in any one CLO vehicle, and its investments may be concentrated in relatively few CLO vehicles. As the Fund’s portfolio is less diversified than the portfolios of some larger funds, it is more susceptible to failure if one or more of the CLO vehicles in which the Fund is invested experiences a high level of defaults on its underlying Senior Loans and Other CLO Assets. Similarly, the aggregate returns the Fund realizes may be significantly adversely affected if a small number of investments perform poorly or if the Fund needs to write down the value of any one investment.

Additionally, the CLO vehicles in which the Fund invests may have CLO Asset portfolios that are concentrated in a limited number of industries or borrowers. A downturn in any particular industry or borrower in which a CLO vehicle is heavily invested may subject that vehicle, and in turn the Fund, to a risk of significant loss and could significantly impact the aggregate returns the Fund realizes. If an industry in which a CLO vehicle is heavily invested suffers from adverse business or economic conditions, a material portion of the Fund’s investment in that CLO vehicle could be affected adversely, which, in turn, could adversely affect its financial position and results of operations.

The Fund may also invest in multiple CLOs managed by the same CLO collateral manager, thereby increasing its risk of loss in the event the CLO collateral manager were to fail, experience the loss of key portfolio management employees or sell its business.

Concentration of Underlying Obligors Across CLOs.    Even if the Fund maintains diversification across different CLO issuers, the Fund may still be subject to concentration risk since CLO portfolios tend to have a certain amount of overlap across underlying obligors. This trend is generally exacerbated when demand for bank loans by CLO issuers outpaces supply. Market analysts have noted that the overlap of obligor names among CLO issuers has increased recently, and is particularly evident across CLOs of the same year of origination, as well as with CLOs managed by the same asset manager. To the extent the Fund invests in CLOs which have a high percentage of overlap, this may increase the likelihood of defaults on the Fund’s CLO investments occurring together.

Risks Related to Reinvestment of CLO Assets.    As part of the ordinary management of its portfolio, a CLO will typically generate cash from asset repayments and sales and reinvest those proceeds in substitute assets, subject to compliance with its investment tests and certain other conditions. The earnings with respect to such substitute assets will depend on the quality of reinvestment opportunities available at the time. If the CLO collateral manager causes the CLO to purchase substitute assets at a lower yield than those initially acquired (for example, during periods of loan compression or in response to the need to satisfy the CLO’s covenants) or sale proceeds are maintained temporarily in cash, it would reduce the excess interest-related cash flow that the CLO collateral manager is able to achieve. The investment tests may incentivize a CLO collateral manager to cause the CLO to buy riskier assets than it otherwise would, which could result in additional losses. These factors could reduce the Fund’s return on investment and may have a negative effect on the fair value of our assets and the market value of our securities. In addition, the reinvestment period for a CLO may terminate early, which would cause the holders of the CLO’s securities to receive principal payments earlier than anticipated. In addition, in CLO transactions in which the Fund owns a minority of the equity tranche, the holders of a majority of the equity tranche direct a call or refinancing of a CLO, thus causing such CLO’s outstanding CLO debt securities to be repaid at par earlier than expected. There can be no assurance that the Fund will be able to reinvest such amounts in an alternative investment that provides a comparable return relative to the credit risk assumed.

Risks Related to CLO Managers.    The Fund relies on CLO collateral managers to administer and review the portfolios of collateral of the CLOs in which they invest. The actions of the CLO collateral managers may significantly affect the return on the Fund’s investments; however, the Fund, as an investor of the CLO, typically does not have any direct contractual relationship with the collateral managers of the CLOs in which the Fund invests. The ability of each CLO collateral manager to identify and report on issues affecting its securitization portfolio on a timely basis could also affect the return on its investments, as the Fund may not be provided with information on a timely basis in order to take appropriate measures to manage its risks. The Fund will also rely on CLO collateral managers to act in the best interests of a CLO it manages; however, such CLO collateral managers are subject to fiduciary duties owed to other classes of debt besides those in which the Fund invests; therefore, there can be no assurance that the collateral managers will always act in the best interest of the CLO securities in which the Fund is invested. If any CLO collateral manager were to act in a manner that was not in the best interest of the CLOs, this could adversely impact the overall performance of the Fund’s investments. Furthermore, since the underlying CLO issuer often provides an indemnity to its CLO collateral manager, the Fund may not be incentivized to pursue actions against the collateral manager since any such action, if successful, may ultimately be borne by the underlying CLO issuer and payable from its assets, which could create losses to the Fund as an investor in the CLO. In addition, liabilities incurred by the CLO manger to third parties may be borne by the Fund as an investor in the CLO to the extent such CLO is required to indemnify its collateral manager for such liabilities.

Additionally, there is no guarantee that, for any CLO the Fund invests in, the collateral manager in place when the Fund invests in such CLO securities will continue to manage such CLO through the life of our investment. Collateral managers are subject to removal or replacement by other holders of CLO securities without our consent, and may also voluntarily resign as collateral manager or assign their role as collateral manager to another entity. There can be no assurance that any removal, replacement, resignation or assignment of any particular CLO manager’s role will not adversely affect the returns on the CLO securities in which the Fund invests.

Risks Related to Leverage of Underlying Obligors.    Underlying obligors of the CLO Assets are typically highly leveraged, and there may not be significant restrictions on the amount of debt an obligor can incur. Substantial indebtedness adds additional risk with respect to an obligor and could (i) limit its ability to borrow money for its working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; (ii) require it to dedicate a substantial portion of its cash flow from operations to the repayment of its indebtedness, thereby reducing funds available to it for other purposes; (iii) make it more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and/or (iv) subject it to restrictive financial and operating covenants, which may preclude it from favorable business activities or the financing of future operations or other capital needs. In some cases, proceeds of debt incurred by an obligor could be paid as a dividend to stockholders rather than retained by the obligor for its working capital. Leveraged companies are often more sensitive to declines in revenues, increases in expenses, and adverse business, political, or financial developments or economic factors such as a significant rise in interest rates, a severe downturn in the economy or deterioration in the condition of such companies or their industries. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

If an obligor is unable to generate sufficient cash flow to meet principal and/or interest payments on its indebtedness, it may be forced to take other actions to satisfy its obligations under its indebtedness. These alternative measures may include reducing or delaying capital expenditures, selling assets, seeking additional capital, or restructuring or refinancing indebtedness. Any of these actions could significantly reduce the value of the CLO Assets and thus the CLO securities in which the Fund invests. If such strategies are not successful and do not permit the obligor to meet its scheduled debt service obligations, the obligor may also be forced into liquidation, dissolution or insolvency, and the value of the CLO’s investment in such obligor could be significantly reduced or even eliminated.

Bankruptcy or Insolvency of an Obligor of a CLO Asset.    In the event of a bankruptcy or insolvency of an issuer or borrower of a CLO Asset, a court or other governmental entity may determine that the claims of the relevant CLO are not valid or not entitled to the treatment the CLO expected when making its initial investment decision.

Various laws enacted for the protection of debtors may apply to the CLO Assets held by the CLOs in which the Fund invests. The information in this and the following paragraph represents a brief summary of certain points only, is not intended to be an extensive summary of the relevant issues and is applicable with respect to U.S. issuers and borrowers only. The following is not intended to be a summary of all relevant risks. Similar avoidance provisions to those described below are sometimes available with respect to non-U.S. issuers or borrowers, and there is no assurance that this will be the case which may result in a much greater risk of partial or total loss of value in that underlying CLO Asset.

If a court in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer or borrower of a CLO Asset, such as a trustee in bankruptcy, were to find that such issuer or borrower did not receive fair consideration or reasonably equivalent value for incurring the indebtedness constituting such CLO Asset and, after giving effect to such indebtedness, the issuer or borrower (1) was insolvent; (2) was engaged in a business for which the remaining assets of such issuer or borrower constituted unreasonably small capital; or (3) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could decide to invalidate, in whole or in part, the indebtedness constituting the CLO Assets as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of the issuer or borrower or to recover amounts previously paid by the issuer or borrower in satisfaction of such indebtedness. In addition, in the event of the insolvency of an issuer or borrower of a CLO Asset, payments made on such CLO Asset could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year under U.S. Federal bankruptcy law or even longer under state laws) before insolvency.

The CLO Assets of the CLOs in which the Fund invests may be subject to various laws for the protection of debtors in other jurisdictions, including the jurisdiction of incorporation of the issuer or borrower of such CLO Assets and, if different, the jurisdiction from which it conducts business and in which it holds assets, any of which may adversely affect such issuer’s or borrower’s ability to make, or a creditor’s ability to enforce, payment in full, on a timely basis or at all. These insolvency considerations will differ depending on the jurisdiction in which an issuer or borrower or the related CLO Assets are located and may differ depending on the legal status of the issuer or borrower.

U.S. Risk Retention.    In October 2014, six federal agencies (the Federal Deposit Insurance Corporation, or the “FDIC,” the Comptroller of the Currency, the Federal Reserve Board, the SEC, the Department of Housing and Urban Development and the Federal Housing Finance Agency) adopted joint final rules implementing certain credit risk retention requirements contemplated in Section 941 of the Dodd-Frank Act, or the “Final U.S. Risk Retention Rules.” These rules were published in the Federal Register on December 24, 2014. With respect to the regulation of CLOs, the Final U.S. Risk Retention Rules require that the “sponsor” or a “majority owned affiliate” thereof (in each case as defined in the rules), will retain an “eligible vertical interest” or an “eligible horizontal interest” (in each case as defined therein) or any combination thereof in the CLO in the manner required by the Final U.S. Risk Retention Rules.

The Final U.S. Risk Retention Rules became fully effective on December 24, 2016, and to the extent applicable to CLOs in which the Fund invests, the Final U.S. Risk Retention Rules contain provisions that may adversely affect the return of the Fund’s investments. On February 9, 2018, a three-judge panel of the United States Court of Appeals for the District of Columbia Circuit, or the “DC Circuit Court,” rendered a decision in The Loan Syndications and Trading Association v. Securities and Exchange Commission and Board of Governors of the Federal Reserve System, No. 1:16-cv-0065, in which the DC Circuit Court held that open market CLO collateral managers are not “securitizers” subject to the requirements of the Final U.S. Risk Retention Rules (the “DC Circuit Ruling”). Thus, collateral managers of open market CLOs are no longer required to comply with the Final U.S. Risk Retention Rules at this time. As such, it is possible that some collateral managers of open market CLOs will decide to dispose of the securities (or cause their majority owned affiliates to dispose of the securities) constituting the “eligible vertical interest” or “eligible horizontal interest” they were previously required to retain or take other actions with respect to such securities that is not otherwise prohibited by the Final U.S. Risk Retention Rules. To the extent either the underlying collateral manager or its majority-owned affiliate divests itself of such securities, or to the extent none of the underlying collateral manager or its affiliates holds any CLO securities in any event, this will reduce the degree to which the relevant collateral manager’s incentives are aligned with those of the holders of the CLO debt or equity (which may include the Fund as a CLO investor). This could influence the way in which the relevant collateral manager manages the CLO assets and/or makes other decisions under the transaction documents related to the CLO in a manner that is adverse to the Fund.

There can be no assurance or representation that any of the transactions, structures or arrangements currently under consideration by or currently used by CLO market participants will comply with the Final U.S. Risk Retention Rules to the extent such rules are reinstated or otherwise become applicable to open market CLOs. The ultimate impact of the Final U.S. Risk Retention Rules on the loan securitization market and the leveraged loan market generally remains uncertain, and any negative impact on secondary market liquidity for securities comprising a CLO may be experienced due to the effects of the Final U.S. Risk Retention Rules on market expectations or uncertainty, the relative appeal of other investments not impacted by the Final U.S. Risk Retention Rules and other factors.

EU/UK Risk Retention.    The securitization industry in both European Union (“EU”) and the United Kingdom (“UK”) has also undergone a number of significant changes in the past few years. Regulation (EU) 2017/2402 relating to a European framework for simple, transparent and standardized securitization (as amended by Regulation (EU) 2021/557 and as further amended from time to time, the “EU Securitization Regulation”) applies to certain specified EU investors, and Regulation (EU) 2017/2402 relating to a European framework for simple, transparent and standardized securitization in the form in effect on 31 December 2020 (which forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”)) (as amended by the Securitization (Amendment)

(EU Exit) Regulations 2019 and as further amended from time to time, the “UK Securitization Regulation” and, together with the EU Securitization Regulation, the “Securitization Regulations”) applies to certain specified UK investors, in each case, who are investing in a “securitization” (as such term is defined under each Securitization Regulation).

The due diligence requirements of Article 5 of the EU Securitization Regulation (the “EU Due Diligence Requirements”) apply to each investor that is an “institutional investor” (as such term is defined in the EU Securitization Regulation), being an investor which is one of the following: (a) an insurance undertaking as defined in Directive 2009/138/EC of the European Parliament and of the Council of 25 November 2009 on the taking-up and pursuit of the business of Insurance and Reinsurance (Solvency II) (recast) (“Solvency II”); (b) a reinsurance undertaking as defined in Solvency II; (c) subject to certain conditions and exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 of the European Parliament and of the Council of 14 December 2016 on the activities and supervision of institutions for occupational retirement provision (IORPs) (the “IORP Directive”), or an investment manager or an authorized entity appointed by an institution for occupational retirement provision pursuant to the IORP Directive; (d) an alternative investment fund manager (“AIFM”) as defined in Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers that manages and/or markets alternative investment funds in the EU; (e) an undertaking for the collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC of the European Parliament and of the Council of 13 July 2009 on the coordination of laws, regulations and administrative provisions relating to undertakings for collective investment in transferable securities (UCITS) (the “UCITS Directive”); (f) an internally managed UCITS, which is an investment company authorized in accordance with the UCITS Directive and which has not designated a management company authorized under the UCITS Directive for its management; or (g) a credit institution as defined in Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms (the “CRR”) for the purposes of the CRR, or an investment firm as defined in the CRR, in each case, such investor an “EU Institutional Investor”.

The due diligence requirements of Article 5 of the UK Securitization Regulation (the “UK Due Diligence Requirements” and, together with the EU Due Diligence Requirements, the “Due Diligence Requirements”) apply to each investor that is an “institutional investor” (as such term is defined in the UK Securitization Regulation), being an investor which is one of the following: (a) an insurance undertaking as defined in the Financial Services and Markets Act 2000 (as amended, the “FSMA”); (b) a reinsurance undertaking as defined in the FSMA; (c) an occupational pension scheme as defined in the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized under the FSMA; (d) an AIFM (as defined in the Alternative Investment Fund Managers Regulations 2013 (the “AIFM Regulations”)) which markets or manages AIFs (as defined in the AIFM Regulations) in the UK; (e) a management company as defined in the FSMA; (f) a UCITS as defined by the FSMA, which is an authorized open ended investment company as defined in the FSMA; (g) a FCA investment firm as defined by the CRR as it forms part of UK domestic law by virtue of EUWA (the “UK CRR”); or (h) a CRR investment firm as defined in the UK CRR, in each case, such investor a “UK Institutional Investor” and, such investors together with EU Institutional Investors, “Institutional Investors”.

Among other things, the applicable Due Diligence Requirements require that prior to holding a “securitization position” (as defined in each Securitization Regulation) an Institutional Investor (other than the originator, sponsor or original lender) has verified that:

(1)    the originator, sponsor or original lender will retain on an ongoing basis a material net economic interest which, in any event, shall be not less than five per cent. in the securitization, determined in accordance with Article 6 of the applicable Securitization Regulation, and has disclosed the risk retention to such Institutional Investor;

(2)    (in the case of each EU Institutional Investor only) the originator, sponsor or securitization special purpose entity (“SSPE”) has, where applicable, made available the information required by Article 7 of the EU Securitization Regulation in accordance with the frequency and modalities provided for thereunder;

(3)    (in the case of each UK Institutional Investor only) the originator, sponsor or SSPE:

(i)     if established in the UK has, where applicable, made available the information required by Article 7 of the UK Securitization Regulation (the “UK Transparency Requirements”) in accordance with the frequency and modalities provided for thereunder; or

(ii)    if established in a country other than the UK, where applicable, made available information which is substantially the same as that which it would have made available under the UK Transparency Requirements if it had been established in the UK, and has done so with such frequency and modalities as are substantially the same as those with which it would have made information available under the UK Transparency Requirements if it had been established in the UK; and

(4)    in the case of each Institutional Investor, where the originator or original lender either (i) is not a credit institution or an investment firm (each as defined in the applicable Securitization Regulation) or (ii) is established in a third country (being (x) in respect of the EU Securitization Regulation, a country other than an EU member state, or (y) in respect of the UK Securitization Regulation, a country other than the UK), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes in order to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness.

The Due Diligence Requirements further require that prior to holding a securitization position, an Institutional Investor, other than the originator, sponsor or original lender, carry out a due diligence assessment which enables it to assess the risks involved, including but not limited to (a) the risk characteristics of the individual securitization position and the underlying exposures; and (b) all the structural features of the securitization that can materially impact the performance of the securitization position, including the contractual priorities of payment and priority of payment-related triggers, credit enhancements, liquidity enhancements, market value triggers, and transaction-specific definitions of default.

Any Institutional Investor that fails to comply with the applicable Due Diligence Requirements in respect of a securitization position which it holds may become subject to a range of regulatory sanctions including, in the case of a credit institution, investment firm, insurer or reinsurer, a punitive regulatory capital charge with respect to such securitization position, or, in certain other cases, a requirement to take corrective action.

To the extent a CLO is structured in compliance with the Securitization Regulations, the Fund’s ability to invest in the CLO equity of such CLOs could be limited, or the Fund could be required to hold its investment for the life of the CLO. If a CLO has not been structured to comply with the Securitization Regulations, it will limit the ability of Institutional Investors to purchase CLO securities, which may adversely affect the price and liquidity of the securities (including the CLO equity) in the secondary market. Additionally, the Securitization Regulations and any regulatory uncertainty in relation thereto may reduce the issuance of new CLOs and reduce the liquidity provided by CLOs to the leveraged loan market generally. Reduced liquidity in the loan market could reduce investment opportunities for collateral managers, which could negatively affect the return of the Fund’s investments. Any reduction in the volume and liquidity provided by CLOs to the leveraged loan market could also reduce opportunities to redeem or refinance the securities comprising a CLO in an optional redemption or refinancing and could negatively affect the ability of obligors to refinance of their collateral obligations, either of which developments could increase defaulted obligations above historic levels.

Japanese Risk Retention.    The Japanese Financial Services Agency (the “JFSA”) published a risk retention rule as part of the regulatory capital regulation of certain categories of Japanese investors seeking to invest in securitization transactions (the “JRR Rule”). The JRR Rule mandates an “indirect” compliance requirement, meaning that certain categories of Japanese investors will be required to apply higher risk weighting to securitization exposures they hold unless the relevant originator commits to hold a retention interest equal to at least 5% of the exposure of the total underlying assets in the transaction (the “Japanese Retention Requirement”) or such investors determine that the underlying assets were not “inappropriately originated.” The Japanese investors to which the JRR Rule applies include banks, bank holding companies, credit unions (shinyo kinko), credit cooperatives (shinyo kumiai), labor credit unions (rodo kinko), agricultural credit cooperatives (nogyo kyodo kumiai), ultimate parent companies of large securities companies and certain other financial institutions regulated in Japan (such investors, “Japanese Affected Investors”). Such Japanese Affected Investors may be subject to punitive capital requirements and/or other regulatory penalties with respect to investments in securitizations that fail to comply with the Japanese Retention Requirement.

The JRR Rule became effective on March 31, 2019. At this time, there are a number of unresolved questions and no established line of authority, precedent or market practice that provides definitive guidance with respect to the JRR Rule, and no assurances can be made as to the content, impact or interpretation of the JRR Rule. In particular, the basis for the determination of whether an asset is “inappropriately originated” remains unclear and, therefore, unless the JFSA provides further specific clarification, it is possible that CLO securities the Fund purchases may contain assets deemed to be “inappropriately originated” and, as a result, may not be exempt from the Japanese Retention Requirement. The JRR Rule or other similar requirements may deter Japanese Affected Investors from purchasing CLO securities, which may limit the liquidity of CLO securities and, in turn, adversely affect the price of such CLO securities in the secondary market. Whether and to what extent the JFSA may provide further clarification or interpretation as to the JRR Rule is unknown.

Investment Risk.    An investment in the Fund’s securities is subject to investment risk, including the possible loss of your entire investment. An investment in the Fund’s securities represents an indirect investment in the portfolio of equity and junior tranches issued by CLO vehicles and other securities owned by the Fund, and the value of these securities may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in the Fund’s securities may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends.

Market Risk.    Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices and includes interest rate risk, foreign currency risk and “other price risks”, such as index price risk. The Fund may use derivative instruments to hedge the investment portfolio against currency risks. The Fund’s investments in CLO vehicles and other types of corporate credits typically have no significant assets other than the collateral. Accordingly, payments on the equity and junior debt instruments the Fund initially targets are payable solely from the cash flows from the collateral, net of all management fees and other expenses. Quarterly distributions or interest payments to the Fund as a holder of equity or junior debt instruments, respectively, will only be made after payments due on any outstanding senior debt tranches have been made in full for such quarter.

Rating Risk.    Certain of the major rating agencies (including Moody’s, Standard and Poor’s and Fitch) have downgraded, and may continue to downgrade, the tranches of CLO vehicles that the Fund is targeting and, therefore, these investments may be seen as riskier than they were previously thought to be. The Fund cannot assure you that the rated CLO securities in which it invests will not experience downgrades. To the extent the Fund’s portfolio experiences such downgrades, the value of the Fund’s investments, and its ability to liquidate such investments, would likely be impaired. A significant impairment of any of the Fund’s investments may have a material adverse effect on the Fund’s financial results and operations.

In addition, the ratings assigned to the CLO Assets in which the CLOs invest are subject to change at any time, including for reasons unrelated to performance, such as changes in rating agency methodology, changes in economic conditions, changes in the loan markets, changes in the creditworthiness of the underlying obligors and a variety of other factors. If downgrade actions by a rating agency result in an increase in the number of CLO Assets with ratings of “Caa1” or “CCC+” or lower, then even if such CLO Assets do not suffer defaults or delinquencies or otherwise deteriorate in performance, the CLO vehicle could fail to satisfy certain tests, which could lead to the early amortization of some or all of the CLO debt. As a result, payments that would have otherwise been made to the CLO equity or CLO debt securities that the Fund holds would instead be diverted to buy additional loans within a given CLO or paid to senior CLO debt holders as an early amortization payment.

Interest Rate Risk.    The Fund’s investments have been focused on investments in equity and floating rate junior debt tranches issued by CLO vehicles, and to a lesser extent warehouse facilities and corporate credits, each of which are exposed to interest rate risk. Since a CLO’s asset portfolio is typically comprised principally of floating rate loans and the CLO’s liabilities are also generally floating rate instruments, the Fund expects CLO equity and junior debt tranches to provide potential protection against rising interest rates when the benchmark is above the average benchmark floor on a CLO’s assets. However, the Fund’s investments in CLO Assets through investments in junior equity and debt tranches of CLOs are nonetheless sensitive to interest rate levels and volatility. For example, because CLO debt securities are floating rate securities, a reduction in interest rates would generally result in a reduction in the coupon payment and cash flow the Fund receives on the junior debt securities and CLO equity in which the Fund invests. Furthermore, because floating or variable rates only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuations in the Fund’s NAV. Similarly, a sudden and significant increase in market interest rates may cause a decline in the Fund’s NAV. In addition, many underlying corporate borrowers can elect to pay interest based on a 1-month, 3-month and/or other term base rates in respect of the loans held by CLOs in which the Fund invests, in each case plus an applicable spread, whereas floating rate CLO securities generally pay interest based on a 3-month term plus a spread. The 3-month term rate may fluctuate in excess of other potential term rates, which may result in many underlying corporate borrowers electing to pay interest based on a shorter or lower, but in any event lower, base rate. This mismatch in the rate at which CLOs earn interest and the rate at which they pay interest on their debt tranches negatively impacts the cash flows on a CLO’s equity tranche, which may in turn adversely affect the Fund’s cash flows, results of operations or NAV, which may impact the Fund’s ability to maintain required levels of asset coverage. Unless spreads are adjusted to account for such increases, these negative impacts may worsen as the amount by which the 3-month term base rate exceeds the 1-month term base rate increases.

In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a significant rising interest rate environment and/or economic downturn, underlying obligors may be unable to pay their debt liabilities or refinance, and loan defaults may increase, thus resulting in credit losses that would adversely affect our cash flow, fair value of our assets and operating results.

Benchmark Floor Risk.    Because CLOs issue debt primarily on a floating rate basis, an increase in the relevant benchmark will increase the financing costs of CLOs. Many of the senior secured loans held by these CLOs have benchmark floors such that, when the relevant benchmark is below the stated benchmark floor, the stated benchmark floor (rather than the benchmark itself) is used to determine the interest payable under the loans. Therefore, if the relevant benchmark increases but stays below the average benchmark floor rate of the senior secured loans held by a CLO, there would not be a corresponding increase in the investment income of such CLOs. The combination of increased financing costs without a corresponding increase in investment income in such a scenario could result in the CLO not having adequate cash to make interest or other payments on the securities which the Fund holds.

Credit Risk.    Credit risk is the risk that one or more investments in a portfolio will decline in price or fail to pay interest or principal when due because the issuer of the security experiences a decline in its financial condition. If a CLO in which the Fund invests, an underlying asset of any such CLO or any other type of credit investment in the Fund’s portfolio declines in price or fails to pay interest or principal when due because the issuer or debtor, as the case may be, experiences a decline in its financial status either or both the Fund’s income and NAV may be adversely impacted. Non-payment would result in a reduction of the Fund’s income, a reduction in the value of the applicable CLO security or other credit investment experiencing non-payment and, potentially, a decrease in the Fund’s NAV. With respect to the Fund’s investments in CLO securities and credit investments that are secured, there can be no assurance that liquidation of collateral would satisfy the issuer’s obligation in the event of non-payment of scheduled dividend, interest or principal or that such collateral could be readily liquidated. In the event of bankruptcy of an issuer, the Fund could experience delays or limitations with respect to its ability to realize the benefits of any collateral securing a CLO security or credit investment. While a senior position in the capital structure of a corporate borrower may provide some protection to the CLO vehicles or other credit investments in which the Fund invests, losses or other reductions in collateral may still occur in the portfolios of such CLO vehicles or corporate credits because the market value of such loans is affected by the creditworthiness of borrowers and by general economic and specific industry conditions. CLOs may also invest in second lien loans, first lien last out loans and unsecured loans and bonds, all of which have a heightened level of risk in the event of a decline in the financial condition of the underlying obligor. As the Fund invests primarily in equity and junior debt tranches of CLO vehicles, the Fund is exposed to a greater amount of credit risk than a fund which invests in senior debt or investment grade securities. The prices of primarily non-investment grade securities are more sensitive to negative developments, such as a decline in a CLO vehicle’s collateral or cash flows or a general economic downturn, than are the prices of more senior debt securities. The Fund’s CLO Assets of below investment grade quality, which are often referred to as “junk,” are predominantly speculative with respect to the obligor’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. The Fund is typically in a first loss or subordinated position with respect to realized losses on the collateral of each investment the Fund makes in a CLO vehicle. The leveraged nature of the CLO vehicle, in particular, magnifies the adverse impact of collateral defaults.

Participation Risk.    The CLOs in which the Fund invests may acquire interests in loans either directly (by way of assignment, or “Assignments”) or indirectly (by way of participation, or “Participations”). The purchaser by an Assignment of a loan obligation typically succeeds to all the rights and obligations of the selling institution and becomes a lender under the loan or credit agreement with respect to the debt obligation. In contrast, when a CLO acquires a Participation, the selling institution retains title to the loan and grants the CLO rights to the cash flow and other rights related to such loan (or portion thereof). Thus, in a participation, the contractual relationship is with the lender selling the participation, but not with the borrower. In purchasing a Participation, the CLOs in which the Fund invests generally will have no right to enforce compliance by the obligor with the terms of the loan or credit agreement or other instrument evidencing such debt obligation, nor any rights of setoff against the obligor, and the CLOs in which the Fund invests may not directly benefit from the collateral supporting the debt obligation in which it has purchased the Participation. Furthermore, a participant assumes the credit risk of the lender selling the participation in addition to the credit risk of the borrower. In the event of the insolvency of the lender selling the participation, a participant may be treated as a general creditor of the lender and may not have a senior claim to the lender’s interest in the CLO Asset. Additionally, the holder of a Participation in a debt obligation may not have the right to vote on certain matters presented to the lenders under the relevant CLO Asset.

Liquidity Risk.    Liquidity risk is defined as the risk that the Fund may not be able to settle or meet its obligations on time or at a reasonable price. The Fund may invest up to 100% of its portfolio in securities that are considered illiquid. “Illiquid securities” are securities which cannot be sold within seven days in the ordinary course of business at approximately the value used by the Fund in determining its NAV. The Fund may not be able to readily dispose of such securities at prices that approximate those at which the Fund could sell such securities if they were more widely-traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions to raise cash to meet its obligations. Some instruments issued by CLO vehicles may not be readily marketable and may be subject to restrictions on resale. Securities issued by CLO vehicles are generally not listed on any U.S. national securities exchange and no active trading market may exist for the securities in which the Fund invests. Although a secondary market may exist for the Fund’s investments, the market for the Fund’s investments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value. In addition, the Fund believes that ownership of CLO equity and junior debt instruments has generally been distributed across a wide range of holders, some of whom the Fund believes may continue to face near- to intermediate-term liquidity issues, which may result in such holders attempting to liquidate CLO securities, which can cause a decline in market value of such CLO securities. Further, the Fund believes that larger institutional investors with sufficient resources to source, analyze and negotiate the purchase of these assets may refrain from purchases of the size that the Fund is targeting, thereby reducing the prospective investor population, which would limit the Fund’s ability to sell its position in a CLO vehicle if the Fund chooses to or needs to do so. None of the Fund or any CLO in which it invests has any limitation on the amount of assets which may be invested in assets that are not readily marketable or are subject to restrictions on resale. Further, the CLO securities in which the Fund invests and the CLO Assets in which CLOs invest are typically not listed on any national securities exchange or automated quotation system, and no active trading market exists for many CLO securities or CLO Assets. As a result, many CLO securities and CLO Assets are illiquid, meaning that the Fund may not be able to sell CLO securities quickly at a fair price, and the CLOs in which the Fund invests may not be able to sell underlying CLO Assets quickly at a fair price. The market for illiquid securities is more volatile than the market for liquid securities.

Exposure to Foreign Markets.    While the Fund invests primarily in CLOs that hold underlying U.S. assets, these CLOs may be organized outside the United States and the Fund may also invest in CLOs that hold collateral that are non-U.S. assets. Investing in foreign entities may expose the Fund and the CLOs in which the Fund invests to additional risks not typically associated with investing in U.S. issues. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, the Fund, and the CLO vehicles in which it invests, may have difficulty enforcing creditor’s rights in foreign jurisdictions.

In addition, international trade tensions may arise from time to time which could result in trade tariffs, embargoes or other restrictions or limitations on trade. The imposition of any actions on trade could trigger a significant reduction in international trade, supply chain disruptions, an oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies or industries, which could have a negative impact on the value of the CLO securities that the Fund holds.

Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have failed to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Delays in settlement could result in periods when the Fund’s assets are uninvested. The Fund’s inability to make intended investments due to settlement problems or the risk of intermediary counterparty failures could cause the Fund to miss investment opportunities. The inability to dispose of an investment due to settlement problems could result either in losses to the Fund due to subsequent declines in the value of such investment or, if the Fund has entered into a contract to sell the security, could result in possible liability to the purchaser. Transaction costs of buying and selling foreign securities also are generally higher than those involved in domestic transactions. Furthermore, foreign financial markets have, for the most part, substantially less volume than U.S. markets, and securities of many foreign companies are less liquid and their prices more volatile than securities of comparable domestic companies.

The economies of individual non-U.S. countries may also differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, volatility of currency exchange rates, depreciation, capital reinvestment, resources self-sufficiency and balance of payments position.

Although the Fund expects that most of its investments will be U.S. dollar-denominated and that most of the CLOs in which the Fund invests will hold CLO Assets which are primarily U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that it will, in fact, hedge currency risk, or that if the Fund does, such strategies will be effective.

Hedging Transactions.    While the Fund does not currently intend to engage in hedging transactions, if the Fund engages in hedging transactions, it may expose itself to risks associated with such transactions. The Fund may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of the Fund’s portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of the Fund’s portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions increase. It may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that the Fund is not able to enter into a hedging transaction at an acceptable price. Moreover, for a variety of reasons, the Fund may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent the Fund from achieving the intended hedge and expose the Fund to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

Derivatives.    Subject to certain exceptions, the Fund is required to trade derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions if the Fund has elected to treat them as borrowings) subject to a limit on notional derivatives exposure as a limited derivatives user or subject to a value-at-risk (“VaR”) leverage limit and certain derivatives risk management program and testing requirements and requirements related to board reporting. These requirements may limit the ability of the Fund to invest in derivatives, short sales and similar financing transactions, limit the Fund’s ability to employ certain strategies that use these instruments and/or adversely affect the Fund’s performance, efficiency in implementing its strategy, liquidity and/or ability to pursue its investment objectives and may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.

Non-Performing Investments.    The Fund may obtain exposure to underlying senior secured loans and other CLO Assets through its investments in CLOs, but may obtain such exposure directly or indirectly through other means from time to time. Such loans may become nonperforming or impaired for a variety of reasons. Nonperforming or impaired loans may require substantial workout negotiations or restructuring that may entail a substantial reduction in the interest rate and/or a substantial write-down of the principal of the loan. In addition, because of the unique and customized nature of a loan agreement and the private syndication of a loan, certain loans may not be purchased or sold as easily as publicly traded securities, and, historically, the trading volume in the loan market has been small relative to other markets. Loans may encounter trading delays due to their unique and customized nature, and transfers may require the consent of an agent bank and/or borrower. Risks associated with senior secured loans include the fact that prepayments generally may occur at any time without premium or penalty.

Middle-Market Loans.    In addition, the portfolios of certain CLOs in which the Fund invests may contain middle market loans. Loans to middle market companies may carry more inherent risks than loans to larger, publicly traded entities. These companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete, and may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Middle market companies typically have narrower product lines and smaller market shares than large companies. Therefore, they tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies may also experience substantial variations in operating results. The success of a middle market business may also depend on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on the obligor. Accordingly, loans made to middle market companies may involve higher risks than loans made to companies that have greater financial resources or are otherwise able to access traditional credit sources. Middle market loans are less liquid and have a smaller trading market than the market for broadly syndicated loans and may have default rates or recovery rates that differ from (and may be better or worse than) broadly syndicated loans or investment grade securities. There can be no assurance as to the levels of defaults and/or recoveries that may be experienced with respect to middle market loans in any CLO in which the Fund may invest. As a consequence of the forgoing factors, the securities issued by CLOs that primarily invest in middle market loans (or hold significant portions thereof) are generally considered to be a riskier investment than securities issued by CLOs that primarily invest in broadly syndicated loans.

Warehoused Investments.    The Fund may invest capital in warehouse facilities, which are short- to medium-term facilities often provided by the bank that will serve as the placement agent or arranger on a CLO transaction and which acquire loans on an interim basis that are expected to form part of the portfolio of such future CLO. Warehouse facilities typically incur leverage between four and six times prior to a CLO’s pricing. Prior to a CLO closing and issuing CLO securities to CLO investors, in anticipation of such CLO closing, a vehicle (often the future CLO issuer or its affiliate) will purchase and “warehouse” a portion of the underlying loans that will be held by such CLO. The Fund may be expected to provide equity capital in support of warehouse facilities during warehousing periods. The period from the date such warehouse facility is opened and asset accumulation begins to the date the CLO closes is referred to as the “warehousing period.” During this period, the price and availability of these loans (referred to as collateral obligations) may be adversely affected by a number of market factors, including price volatility, interest rate volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the target initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions on the CLO equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

Investments in warehouse facilities present risks similar to those of investments in CLOs and, accordingly, any references herein to CLOs in which the Fund invests or CLO equity investments shall also refer to warehouse facilities and investments therein, as the context requires.

CLO Anti-Deferral Provision Risks.    The CLO vehicles in which the Fund invests generally constitute PFICs. Because the Fund will acquire investments in PFICs (including equity tranche investments in CLO vehicles that are PFICs), the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments even if such income is distributed as a taxable dividend by it to its shareholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require the Fund to recognize its share of the PFIC’s income for each year regardless of whether the Fund receive any distributions from such PFIC. The Fund must nonetheless distribute such income to maintain its status as a RIC.

If the Fund holds 10% or more of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments in a CLO vehicle treated as a CFC), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to its pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains). If the Fund is required to include such deemed distributions from a CFC in its income, the Fund will be required to distribute such income to maintain its RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.

If the Fund is required to include amounts in income prior to receiving distributions representing such income, the Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities in order to satisfy the annual distribution requirement applicable to RICs. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Tax Aspects.”

CLO Withholding Tax Risks.    Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” imposes a withholding tax of 30% on payments of U.S. source interest and dividends, to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its United States account holders and its United States owners. While existing U.S. Treasury regulations would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest or dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. Most CLO vehicles in which the Fund invests will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which the Fund invests fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect its operating results and cash flows.

Risks related to the transition away from LIBOR.    As of September 30, 2024, no settings of London Interbank Offered Rate (“LIBOR”) continue to be published. On March 15, 2022, the Consolidation Appropriations Act of 2022, which includes the Adjustable Interest Rate (LIBOR) Act (“LIBOR Act”), was signed into law in the United States. This legislation establishes a uniform benchmark replacement process for certain financial contracts that mature after June 30, 2023 that do not contain clearly defined or practicable LIBOR fallback provisions. The legislation also creates a safe harbor that shields lenders from litigation if they choose to utilize a replacement rate recommended by the Board of Governors of the Federal Reserve. Although the transition process away from LIBOR has become increasingly well-defined (e.g. the LIBOR Act now provides a uniform benchmark replacement for certain LIBOR-based instruments in the United States), the transition process is complex and it could cause a disruption in the credit markets generally and could have adverse impacts on the Fund’s business financial condition and results of operations, including, among other things, increased volatility or illiquidity in markets for instruments that continue to rely on LIBOR or which have been transitioned away from LIBOR to a different rate like SOFR and, in any case, could result in a reduction in the value of certain investments held by the Fund.

Risks Relating to an Investment in the Fund’s Securities

Shares Not Listed; No Market for Shares.    Shares are not traded on any national securities exchange or other market. No market currently exists for the Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. Although the Fund expects to offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, the Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Closed-end Fund; Liquidity Risks.    The Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV.

Repurchase Risks.    The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Directors, in its sole discretion. With respect to any future repurchase offer, shareholders tendering any Shares for repurchase must do so by the Notice Date. The Notice Date generally will be at least 20 business days prior to the Valuation Date. Tenders will be revocable upon written notice to the Fund until the Expiration Date. The Expiration Date will be prior to the Valuation Date. Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased until the Fund’s NAV as of the Valuation Date is able to be determined, which determination is expected to be able to be made only late in the month following that of the Valuation Date. It is possible that during the time period between the Notice Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Investment Funds, could cause a decline in the value of Shares in the Fund. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. In addition, the Fund is not able to dispose of certain investments except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in CLO securities in a timely manner or otherwise fund the share repurchase offer. See “Repurchases of Shares.”

Substantial Repurchases.    Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the NAV of the Fund.

To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain CLO securities, the Fund will thereafter hold a larger proportion of its assets in the remaining CLO securities, some of whose interests at times may be less liquid or illiquid. This could adversely affect the ability of the Fund to fund subsequent repurchase requests of shareholders or to conduct future repurchases at all. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.    The Fund may repurchase and/or redeem Shares in accordance with the terms of its Charter, Bylaws and the 1940 Act, including Rule 23c-2, held by a shareholder or other person acquiring Shares from or through a shareholder, if:

•        ownership of the Shares by the shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•        continued ownership of the Shares by the shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Directors, the Adviser or any of their affiliates, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•        any of the representations and warranties made by the shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•        the shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or ERISA (as hereinafter defined) (collectively, “Special Laws or Regulations”), and the Fund determines that the shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares;

•        the beneficial owner’s estate submits a tender request and proof of owner’s death;

•        the disabled beneficial owner’s legal representative submits tender request and proof of qualified disability; or

•        the Fund or the Board of Directors determine that the repurchase of the Shares would be in the best interest of the Fund.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Investment Dilution Risk.    The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s Articles of Incorporation (the “Charter”) authorizes it to issue 250,000,000 Shares, 100,000,000 of which are designated as Class A Shares, 50,000,000 of which are designated as Class C Shares and 50,000,000 of which are designated as Class I Shares. After an investor purchases Shares, the Fund may sell additional Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.

Distribution Payment Risk.    The Fund cannot assure investors that it will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board of Directors and may depend on the Fund’s net investment income, financial condition, maintenance of its RIC status, compliance with applicable regulations and such other factors as the Board of Directors may deem relevant from time to time.

In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the tax basis in the Shares. As a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of their Shares, even if such Shares are sold at a loss relative to the shareholder’s original investment.

Anti-Takeover Risks.    The Maryland General Corporation Law and the Charter and the Fund’s bylaws (the “Bylaws”) contain provisions that may discourage, delay or make more difficult a change in control of the Fund or the removal of its directors. The Fund is subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. The Board of Directors has adopted a resolution exempting from the Business Combination Act any business combination between the Fund and any other person, subject to prior approval of such business combination by the Board of Directors, including approval by a majority of Independent Directors. If the resolution exempting business combinations is repealed or the Board of Directors does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of the Fund and increase the difficulty of consummating such an offer. Additionally, the Fund is subject to the Maryland Control Share Act pursuant to its Bylaws, which makes it more difficult for a third party to obtain control of the Fund and increases the difficulty of consummating such a transaction.

The Fund has also adopted measures that may make it difficult for a third party to obtain control of the Fund, including provisions of the Charter authorizing the Board of Directors to classify or reclassify Shares in one or more classes or series, to cause the issuance of additional Shares, to amend the Charter without shareholder approval and to increase or decrease the number of Shares that the Fund has authority to issue. These provisions, as well as other provisions of the Charter and Bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of the shareholders.

Other Risks Relating to the Fund

Adverse Developments in the Capital Markets.    Recent market and economic conditions have been unprecedented and challenging. Continued concerns about the systemic impact of inflation, energy costs, the pandemic, geopolitical issues, the availability and cost of credit, sovereign debt levels, the mortgage market and a declining real estate market in the U.S. have contributed to increased market volatility and diminished expectations for the U.S. economy. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have contributed to volatility of unprecedented levels. The factors described above have led to an overall reduction in liquidity in the debt capital markets, including sources of liquidity that the Fund may wish to utilize. Such conditions could reduce the availability of leverage to the Fund, its investments, and potential purchasers of the Fund’s investments or make such leverage more expensive to obtain, thereby adversely affecting its performance.

Market Risk.    Various social and political circumstances in the United States and around the world (including wars and other forms of conflict, including rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the United States and foreign, trade, economic and other policies with other countries, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the United States and worldwide. Specifically, the Israel-Hamas war and conflict between Russia and Ukraine, and resulting market volatility, could adversely affect the Fund’s business, financial condition or results of operations. In response to the conflict between Russia and Ukraine, the United States and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the Fund’s business, financial condition, cash flows and results of operations and could cause the market value of the Fund’s common stock and/or debt securities to decline. These market and economic disruptions could also negatively impact the operating results of the Fund’s investments.

Economic sanctions may be, and have been, imposed against certain countries, organizations, companies, entities and/or individuals. Economic sanctions and other similar governmental actions or developments could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell certain foreign securities or groups of foreign securities, and thus may make its investments in such securities less liquid or more difficult to value. Such sanctions may also cause a decline in the value of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country. In addition, as a result of economic sanctions and other similar governmental actions or developments, the Fund may be forced to sell or otherwise dispose of foreign investments at inopportune times or prices.

As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat. These types of events quickly and significantly impact markets in the U.S. and across the globe leading to extreme market volatility and disruption. The extent and nature of the impact on supply chains or economies and markets from these events is unknown, particularly if a health emergency or other similar event, such as the COVID-19 outbreak, persists for an extended period of time. The value of the Fund’s investment may decrease as a result of such events, particularly if these events adversely impact the operations and effectiveness of the Adviser or key service providers or if these events disrupt systems and processes necessary or beneficial to the investment advisory or other activities on its behalf.

The Fund’s investment strategy and the availability of opportunities satisfying its risk-adjusted return parameters relies in part on observable trends and conditions in the financial markets and in some cases the improvement of such conditions. Trends and historical events do not imply, forecast or predict future events and, in any event, past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct and actual events and circumstances may vary significantly.

Adverse economic conditions also decrease the value of collateral securing some of the Fund’s loans and the value of its equity investments. Economic slowdowns or recessions could lead to financial losses in the Fund’s portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase its funding costs, limit its access to the capital markets or result in a decision by lenders not to extend credit to the Fund. These events could prevent the Fund from increasing investments and harm its operating results. An issuer’s failure to satisfy financial or operating covenants imposed by the Fund or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the issuer’s ability to meet its obligations under the debt that the Fund holds. The Fund may incur additional expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer. In addition, if one of the issuers were to go bankrupt, depending on the facts and circumstances, including the extent to which the Fund will actually provide significant managerial assistance to that issuer, a bankruptcy court might subordinate all or a portion of the Fund’s claim to that of other creditors.

The prices of financial instruments in which the Fund may invest can be highly volatile. General fluctuations in the market prices of securities may affect the value of the investments held by the Fund. Instability in the securities markets may also increase the risks inherent in the Fund’s investments.

Pandemics and Natural Disasters.    Widespread disease as well as other pandemics and epidemics, and natural or environmental disasters, such as earthquakes, droughts, fires, floods, hurricanes, tsunamis and climate-related phenomena generally, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Fund’s investments. Economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries, including the United States. Additionally, market disruptions may result in increased market volatility; regulatory trading halts; closure of domestic or foreign exchanges, markets or governments; or market participants operating pursuant to business continuity plans for indeterminate periods of time. Further, market disruptions can (i) prevent the Fund from executing advantageous investment decisions in a timely manner, (ii) negatively impact the Fund’s ability to achieve its investment objective, as well as the operations of the Fund and the Adviser, and (iii) may exacerbate the risks discussed elsewhere in this Prospectus, including political, social and economic risks.

Terrorist Activities.    Terrorist attacks have caused instability in the world financial markets and may generate global economic instability. The continued threat of terrorism and the impact of military or other action could affect the Fund’s financial results.

Environmental Risks.    The Fund’s business may face public scrutiny related to environmental, social and governance (“ESG”) activities. The Fund risks damage to its brand and reputation if it fails to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering ESG factors in its investment processes. Adverse incidents with respect to ESG activities could impact the value of the Fund’s brand, the cost of its operations and relationships with investors, all of which could adversely affect the Fund’s business and results of operations. Additionally, new regulatory initiatives related to ESG could adversely affect the Fund’s business.

Changes in Laws and Regulations.    The Fund, the CLO vehicles in which the Fund invests, and the portfolio companies whose securities are held by such CLO vehicles will be subject to applicable local, state and federal laws and regulations, including, without limitation, federal immigration laws and regulations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments the Fund is permitted to make, any of which could harm the Fund and its stockholders, potentially with retroactive effect. Additionally, any changes to the laws and regulations governing the Fund’s operations may cause the Fund to alter its investment strategy in order to avail itself of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth herein and may result in the Fund’s investment focus shifting from the areas of expertise of the Adviser’s Investment Team to other types of investments in which the investment team may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on the Fund’s results of operations and the value of your investment.

Inflation Risk.    Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. The U.S. and other developed economies have continued to experience higher-than normal inflation rates. It remains uncertain whether substantial inflation in the U.S. and other developed economies will be sustained over an extended period of time or have a significant effect on the U.S. or other economies. Inflation and rapid fluctuations in inflation rates have had in the past, and may in the future have, negative effects on economies and financial markets, particularly in emerging economies. For example, if an obligor of a CLO Asset in which the Fund invests is unable to increase its revenue in times of higher inflation, its profitability may be adversely affected. As inflation rises, an underlying obligor may earn more revenue but may incur higher expenses, as wages and prices of inputs increase during periods of inflation. Thus, heightened inflationary pressures could increase the risk of default by the CLO’s underlying obligors. In addition, during any periods of rising inflation, the real value of investments and distributions to the Fund would decline, and the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, all of which would tend to further reduce returns to shareholders. Conversely, as inflation declines, the Fund, any CLO in which it invests and any underlying obligor of the CLO Assets may not be able to reduce expenses commensurate with any resulting reduction in revenue.

In an attempt to stabilize inflation, countries may impose wage and price controls, tighten the monetary supply, or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on the level of economic activity. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.

Cybersecurity Risks.    The occurrence of a disaster such as a cyber-attack against the Fund or against a third-party that has access to its data or networks, a natural catastrophe, an industrial accident, a terrorist attack or war, disease pandemics, events unanticipated in the Fund’s disaster recovery systems, or a support failure from external providers, could have an adverse effect on the Fund’s ability to conduct business and on its results of operations and financial condition, particularly if those events affect the Fund’s computer-based data processing, transmission, storage, and retrieval systems or destroy data.

The Fund depends heavily upon computer systems to perform necessary business functions. Despite the Fund’s implementation of a variety of security measures, the Fund’s computers, networks, and data, like those of other companies, could be subject to cyber-attacks and unauthorized access, use, alteration, or destruction, such as from physical and electronic break-ins or unauthorized tampering. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed, stored in, and transmitted through the Fund’s computer systems and networks. Such an attack could cause interruptions or malfunctions in the Fund’s operations, which could result in financial losses, litigation, regulatory penalties, client dissatisfaction or loss, reputational damage, and increased costs associated with mitigation of damages and remediation.

Third parties with which the Fund does business may also be sources of cybersecurity or other technological risk. The Fund outsources certain functions and these relationships allow for the storage and processing of the Fund’s information, as well as client, counterparty, employee, and borrower information. While the Fund engages in actions to reduce its exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction, or other cybersecurity incident that affects its data, resulting in increased costs and other consequences as described above.

The Fund’s business is highly dependent on its and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in the Fund’s activities. The Fund’s financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond its control and adversely affect its business. There could be:

•        sudden electrical or telecommunications outages;

•        natural disasters such as earthquakes, tornadoes and hurricanes;

•        events arising from local or larger scale political or social matters, including terrorist acts; and

•        cyber attacks.

These events, in turn, could have a material adverse effect on the Fund’s operating results and negatively affect the market price of the Fund’s common stock and its ability to pay distributions to shareholders.

MANAGEMENT OF THE FUND

Board of Directors

The Fund’s Board of Directors oversees its management. The Board of Directors consists of five members, three of whom are not “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act. The Fund’s Board of Directors elects its officers, who serve at the discretion of the Board of Directors. The responsibilities of each director will include, among other things, the oversight of the Fund’s investment activity, the valuation of the Fund’s assets, and oversight of the Fund’s financing arrangements. The Statement of Additional Information provides additional information about the Board of Directors.

The Board of Directors, including a majority of the Independent Directors, oversees and monitors the Fund’s management and operations. The Board of Directors reviews on an annual basis the Investment Advisory Agreement to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided.

The Adviser

The Fund’s investment activities are managed by Oxford Park Management, which is an investment adviser that has registered under the Advisers Act. Under the Investment Advisory Agreement with Oxford Park Management, the Fund has agreed to pay Oxford Park Management a Management Fee based on gross assets, as well as an Incentive Fee based on performance. See “Management and Incentive Fees.”

The Fund expects to benefit from the ability of Oxford Park Management’s team to identify attractive opportunities, conduct diligence on and value prospective investments, negotiate terms where appropriate, and manage and monitor its portfolio. Oxford Park Management’s senior investment team members have broad investment backgrounds, with prior experience at investment banks, commercial banks, unregistered investment funds and other financial services companies, and have collectively developed a broad network of contacts to provide the Fund with its principal source of investment opportunities.

Organization of the Investment Adviser

Oxford Park Management is a Connecticut limited liability company that is registered as an investment adviser under the Advisers Act. Oxford Funds, a Delaware limited liability company, is its managing member and provides Oxford Park Management with all personnel necessary to manage the Fund’s day-to-day operations and provide the services under the Investment Advisory Agreement. The principal address of Oxford Park Management and of Oxford Funds is 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830.

Oxford Funds, as the managing member of Oxford Park Management, manages the business and internal affairs of Oxford Park Management.

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Oxford Park Management and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Oxford Park Management’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Fund.

Investment Personnel

Oxford Park Management is led by Jonathan H. Cohen, Chief Executive Officer, and Saul B. Rosenthal, President. The Fund considers Messrs. Cohen and Rosenthal to be Oxford Park Management’s senior investment team, and Messrs. Cohen and Rosenthal are primarily responsible for the Fund’s day-to-day investment management and the implementation of its investment strategy and process. The Fund also considers Messrs. Cohen and Rosenthal to be the Fund’s portfolio managers.

Below is biographical information relating to Messrs. Cohen and Rosenthal:

Jonathan H. Cohen has served as Chief Executive Officer and Director of the Fund and Chief Executive Officer of Oxford Park Management since February 2023. Mr. Cohen has also served as Chief Executive Officer of Oxford Lane Capital Corp. and Oxford Lane Management, LLC, Oxford Lane Capital Corp.’s investment adviser, since 2010. He has also served as Chief Executive Officer of Oxford Square Capital Corp. and Oxford Square Management, LLC and as the managing member of Oxford Funds since 2003. Since 2018, Mr. Cohen has also served as the Chief Executive Officer of Oxford Gate Management, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC. Oxford Bridge II, LLC and the Oxford Gate Funds are private investment funds. Mr. Cohen is also a member of the Board of Directors of Oxford Lane Capital Corp. and Oxford Square Capital Corp. Previously, Mr. Cohen managed technology equity research groups at Wit Capital, Merrill Lynch, UBS and Smith Barney. Mr. Cohen received a B.A. in Economics from Connecticut College and an M.B.A. from Columbia University. Mr. Cohen’s depth of experience in managerial positions in investment management, securities research and financial services, as well as his intimate knowledge of our business and operations, gives the Board of Directors valuable industry-specific knowledge and expertise on these and other matters.

Saul B. Rosenthal has served as President and Director of the Fund and President of Oxford Park Management since February 2023. Mr. Rosenthal has also served as President of Oxford Lane Capital Corp. and Oxford Lane Management, LLC, Oxford Lane Capital Corp.’s investment adviser, since 2010 and as President of Oxford Square Capital Corp. since 2004. Mr. Rosenthal has also served as President of Oxford Gate Management, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC, since 2018. Mr. Rosenthal was previously an attorney at the law firm of Shearman & Sterling LLP. Mr. Rosenthal serves on the board of the National Museum of Mathematics. Mr. Rosenthal received a B.S., magna cum laude, from the Wharton School of the University of Pennsylvania, a J.D. from Columbia University Law School, where he was a Harlan Fiske Stone Scholar, and a LL.M. (Taxation) from New York University School of Law. Mr. Rosenthal’s depth of experience in managerial positions in investment management, as well as his intimate knowledge of our business and operations, gives the Board of Directors the valuable perspective of a knowledgeable corporate leader.

Control Persons and Principal Holders of Securities

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. Except as noted below, the Fund does not know of any persons who own of record or beneficially 5% or more of the Fund’s Shares as of that date.

Certain affiliates of the Adviser provided initial seed capital to the Fund and are deemed to control the Fund as a result of their greater than 25% ownership of the Fund. For more information, see “Control Persons and Principal Holders of Securities” in the Statement of Additional Information dated December 31, 2024.

Administrative Services

Pursuant to the Administration Agreement with Oxford Funds, Oxford Funds furnishes the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, Oxford Funds also performs, or oversees the performance of, the Fund’s required administrative services, which include, among other things, being responsible for the financial records which the Fund is required to maintain and preparing reports to its shareholders. In addition, Oxford Funds assists the Fund in determining and publishing its NAV, oversees the preparation and filing of its tax returns and the printing and dissemination of reports to the Fund’s shareholders, and generally oversees the payment of its expenses and the performance of administrative and professional services rendered to the Fund by others. Payments under the Administration Agreement are equal to an amount based upon the Fund’s allocable portion of Oxford Funds’ overhead in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions and its allocable portion of the compensation of the Fund’s Chief Financial Officer and administrative support staff, including accounting personnel. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

Custodians, Distribution Paying Agent, Transfer Agent and Registrar and Other Service Providers

U.S. Bank National Association, which has its principal office at 800 Nicollet Mall, Minneapolis, Minnesota 55402, serves as custodian for the Fund.

U.S. Bancorp Fund Services, LLC, which has its principal office at 15 East Michigan Street, Milwaukee, Wisconsin 53202, serves as the Fund’s distribution paying agent, registrar and transfer agent (the “Transfer Agent”).

The Fund, the Adviser, the Dealer Manager and/or the Transfer Agent may enter into arrangements with one or more financial intermediaries to provide sub-transfer agency and other services associated with shareholders whose Shares are held of record in omnibus accounts, including platforms that facilitate trading and recordkeeping by financial intermediaries. In return for these services, the Fund, the Adviser, the Dealer Manager and/or the Transfer Agent may pay sub-transfer agency or other service fees to such financial intermediaries. If paid by the Fund, these expenses will be included in “Other Expenses” under “Summary of Fees and Expenses” section of this prospectus.

MANAGEMENT AND INCENTIVE FEES

Pursuant to the Investment Advisory Agreement, the Fund has agreed to pay the Adviser a fee for investment advisory and management services consisting of two components — a Management Fee and an Incentive Fee. Pursuant to the Waiver Letter, the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser for the twelve-month period ending March 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed an extension to the Waiver Letter dated January 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending June 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed a second extension to the Waiver Letter dated May 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending September 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On September 3, 2024, the Adviser signed a third extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending December 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On November 20, 2024, the Adviser signed a fourth extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending March 31, 2025, pursuant to the Investment Advisory Agreement between the Fund and the Adviser.

Management Fee

The Management Fee is calculated at an annual rate of 2.00% of the Fund’s gross assets. For services rendered under the Investment Advisory Agreement, the Management Fee is payable quarterly in arrears. The Management Fee is calculated based on the average value of the Fund’s gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. The Management Fee for any partial month or quarter will be appropriately pro-rated.

Incentive Fee

The Incentive Fee is calculated and payable quarterly in arrears based on the Fund’s Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter. For this purpose, Pre-Incentive Fee Net Investment Income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from an investment) accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the Management Fee, expenses payable under the Administration Agreement to Oxford Funds, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee Net Investment Income includes accrued income that the Fund has not yet received in cash, such as the amount of any market discount the Fund may accrue on debt instruments the Fund purchases below par value. Pre-Incentive Fee Net Investment Income does not include any capital gains. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding calendar quarter, is compared to a hurdle of 1.75% per quarter (7.00% annualized). For such purposes, the Fund’s quarterly rate of return is determined by dividing the Fund’s Pre-Incentive Fee Net Investment Income by its reported net assets as of the prior period end. The Fund’s net investment income used to calculate this part of the Incentive Fee is also included in the amount of the Fund’s gross assets used to calculate the 2.00% Management Fee. The Fund pays the Adviser an Incentive Fee with respect to its Pre-Incentive Fee Net Investment Income in each calendar quarter as follows:

•        no Incentive Fee in any calendar quarter in which the Fund’s Pre-Incentive Fee Net Investment Income does not exceed the hurdle of 1.75%;

•        100% of the Fund’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle but is less than 2.1875% in any calendar quarter (8.75% annualized). The Fund refers to this portion of its Pre-Incentive Fee Net Investment Income (which exceeds the hurdle but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with 20% of the Fund’s Pre-Incentive Fee Net Investment Income as if a hurdle did not apply if this net investment income exceeds 2.1875% in any calendar quarter; and

•        20% of the amount of the Fund’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized) is payable to Oxford Park Management (once the hurdle is reached and the catch-up is achieved, 20% of all Pre-Incentive Fee Net Investment Income thereafter is allocated to Oxford Park Management).

These calculations will be appropriately pro-rated for any period of less than three months and adjusted for any share issuances, redemptions or repurchases during the relevant quarter.

The following is a graphical representation of the calculation of the income-related portion of the Incentive Fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-Incentive Fee Net Investment Income
(expressed as a percentage of the value of net assets)

Percentage of Pre-Incentive Fee Net Investment Income allocated to the Oxford Park Management

These calculations are appropriately pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the Fund’s debt investments. Accordingly, an increase in interest rates would make it easier for the Fund to meet or exceed the Incentive Fee hurdle rate and may result in a substantial increase of the amount of Incentive Fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income.

No Incentive Fee is payable to the Adviser on capital gains. In addition, the amount of the Incentive Fee is not affected by any realized or unrealized losses that the Fund may suffer.

Examples of Quarterly Incentive Fee Calculation (amounts expressed as a percentage of the value of net assets, and are not annualized)

Alternative 1:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-Incentive Fee Net Investment Income

(investment income − (management fee + other expenses)) = 0.55%

Pre-Incentive Fee Net Investment Income does not exceed hurdle rate, therefore there is no Incentive Fee.

Alternative 2:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.70%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-Incentive Fee Net Investment Income

(investment income − (management fee + other expenses)) = 2.00%

Incentive Fee = 100% × Pre-Incentive Fee Net Investment Income in excess of the hurdle but less than 2.1875% (i.e. the “catch-up”(4))

= 100% × (2.0% − 1.75%)

= 0.25%

Alternative 3:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.00%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-Incentive Fee Net Investment Income

(investment income − (management fee + other expenses)) = 2.3%

Incentive Fee = 20% × Pre-Incentive Fee Net Investment Income, subject to “catch-up”(4)

Incentive Fee = 100% × “catch-up” + (20% × (Pre-Incentive Fee Net Investment Income − 2.1875%))

Catch-up = 2.1875% − 1.75%

= 0.4375%

Incentive Fee = (100% × 0.4375%) + (20% × (2.3% − 2.1875%))

= 0.4375% + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

____________

(1)      Represents 7% annualized hurdle rate.

(2)      Represents 2.00% annualized management fee.

(3)      Excludes organizational and offering expenses.

(4)      The “catch-up” provision is intended to provide the Adviser with an Incentive Fee of 20% on all of the Fund’s Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply when its net investment income exceeds 2.1875% in any calendar quarter.

Duration and Termination

Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect for a period of two years from its effective date. It will remain in effect from year to year thereafter if approved annually by the Fund’s Board of Directors or by the affirmative vote of the holders of a majority of its outstanding voting securities, including, in either case, approval by a majority of the Independent Directors. The Investment Advisory Agreement will automatically terminate in the event of its assignment. The Investment Advisory Agreement may also be terminated by either party without penalty upon not more than 60 days’ written notice to the other party. See “Risks — Risks Relating to the Fund’s Business and Structure — Senior Management and Personnel of the Adviser.”

Board Approval of the Investment Advisory Agreement

A discussion regarding the basis for the Board of Directors’ approval of the Investment Advisory Agreement will be available in the Fund’s semi-annual report to shareholders for the period ending March 31, 2025.

FUND EXPENSES

The Investment Team of Oxford Park Management and their respective staffs, when and to the extent engaged in providing investment advisory and management services, and the compensation and related expenses and routine overhead expenses of such personnel allocable to such services, are provided and paid for by Oxford Park Management. Subject to the limitations described below, the Fund bears all other costs and expenses of the Fund’s operations and transactions, including (without limitation):

•        the cost of the Fund’s organization and this offering;

•        the cost of calculating the Fund’s NAV, including the cost of any third-party valuation services;

•        the cost of effecting sales and repurchases of the Shares and other securities;

•        interest payable on debt, if any, to finance the Fund’s investments;

•        fees payable to third parties relating to, or associated with, making investments, including legal fees and expenses and fees and expenses associated with performing due diligence reviews of prospective investments and advisory fees as well as expenses associated with such activities;

•        the costs associated with protecting the Fund’s interests in its investments, including legal fees;

•        transfer agent and custodial fees;

•        fees and expenses associated with marketing and investor relations efforts including proxy solicitations and shareholder meetings;

•        federal and state registration fees, any stock exchange listing fees;

•        federal, state and local taxes;

•        Independent Directors’ fees and expenses including travel and other costs associated with the performance of Independent Directors’ responsibilities;

•        brokerage commissions;

•        fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums;

•        direct costs and expenses of administration, including printing, mailing, long distance telephone and staff;

•        fees and expenses associated with independent audits and outside legal costs;

•        costs associated with the Fund’s reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;

•        costs associated with the functions performed by the Fund’s Chief Compliance Officer under the terms of an agreement between the Fund and ACA; and

•        all other expenses incurred by either Oxford Funds or the Fund in connection with administering the Fund’s business, including payments under the Administration Agreement that will be based upon its allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and its allocable portion of the costs of compensation and related expenses of its Chief Financial Officer and any administrative support staff, including accounting personnel. Related expenses include but are not limited to health costs, payroll taxes and training expenses.

Organizational and Offering Expense Support and Reimbursement Agreement

The Fund and the Adviser have entered into the O&O Expense Support and Reimbursement Agreement.

Pursuant to the O&O Expense Support and Reimbursement Agreement, the Adviser pays all Pre-Effective Date O&O Expenses, subject to the reimbursement described below. The Fund pays all Post-Effective Date O&O Expenses.

Expense payments made by the Adviser are subject to reimbursement from the Fund commencing on April 3, 2023 and ending on the third-year anniversary of the date on which such Pre-Effective O&O Expenses were paid by the Adviser on the Fund’s behalf. The O&O Expense Reimbursement Amount will only be made if, at the time of reimbursement, the amount of all Post-Effective Date O&O Expenses then incurred by the Fund, together with the O&O Expense Reimbursement Amount does not exceed 1.50% of the gross proceeds then raised by the Fund in connection with the offering of shares of its common stock pursuant to the Form N-2.

Expense Support and Reimbursement Agreement and Fee Waiver

The Fund and the Adviser have entered into the Expense Support Agreement.

Pursuant to the Expense Support Agreement, the Adviser pays or is responsible for all ordinary operating expenses (as defined in the Expense Support Agreement) incurred by or on behalf of the Fund until such time that the Fund has total assets of $50 million, subject to the reimbursement described below.

Any such ordinary operating expense payments made by the Adviser are subject to reimbursement from the Fund for the period commencing on the last business day of the calendar month in which such expense payment was made and ending on the third-year anniversary of the last business day of the calendar month in which such expense payment was made by the Adviser on the Fund’s behalf. Reimbursement of any such expenses by the Fund to the Adviser will only be made if, at the time of reimbursement, the amount of such ordinary operating expenses incurred by the Fund during a fiscal year in which such repayment is made, together with the Expense Reimbursement Amount, does not exceed 1.50% of the total assets of the Fund.

Pursuant to the Waiver Letter, the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser for the twelve-month period ending March 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed an extension to the Waiver Letter dated January 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending June 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed a second extension to the Waiver Letter dated May 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending September 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On September 3, 2024, the Adviser signed a third extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending December 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On November 20, 2024, the Adviser signed a fourth extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending March 31, 2025, pursuant to the Investment Advisory Agreement between the Fund and the Adviser.

DETERMINATION OF NET ASSET VALUE

The Fund determines the NAV per Share by dividing the value of its portfolio investments, cash and other assets (including interest accrued but not collected) less all liabilities (including accrued expenses, borrowings and interest payables) by the total number of Shares outstanding at least quarterly for each sale of Shares in accordance with Section 23(b) of the 1940 Act. The most significant estimate inherent in the preparation of the Fund’s financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments the Fund makes. In addition, in connection with its share repurchase program, the Board of Directors has adopted procedures pursuant to which the Fund’s portfolio will be valued on or about the date of repurchases.

The Fund values its investments in accordance with Rule 2a-5 under the 1940 Act, which sets forth requirements for determining fair value in good faith. The Board of Directors determines the value of the Fund’s investment portfolio typically monthly and no less frequently than quarterly for each sale of Shares in accordance with Section 23(b) of the 1940 Act, after consideration of the Valuation Committee’s recommendation of fair value. The Adviser compiles relevant information, including a financial summary, covenant compliance review and recent trading activity in the security, if known. All available information, including non-binding indicative bids which may not be considered reliable, will be considered by the Fund and/or the Valuation Committee. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases the Fund and/or the Valuation Committee will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available. The Fund may elect to engage third-party valuation firms to provide assistance to the Valuation Committee and Board of Directors in valuing certain of the Fund’s investments. The Valuation Committee will evaluate the impact of such additional information, and factor it into its consideration of fair value.

As part of the valuation process, the Adviser will take into account relevant factors in determining the fair value of the Fund’s investments for which reliable market quotations are not readily available, including and in combination, as relevant, of: the nature of any restrictions on disposition of the securities; structure of the securities as described in the indenture; assessment of the general liquidity/illiquidity of the securities; the issuer’s financial condition, including but not limited to its overcollateralization test, interest coverage test and size of its CCC bucket; the markets in which the issuers of the underlying collateral do business; the nature and value of the collateral; the prices of any actual trades or bids/offers for the securities or the prices of any actual trades or bids/offers for any comparable securities within the period seven days prior or seven days after the NAV date, subject to a shorter window during periods of enhanced volatility where in the judgement of the Board of Directors trades executed outside of the shorter window would not represent a better representation of fair-value than prices provided by the pricing service; broker firm bids; broker firm offers; the reputation of the collateral manager; information resulting from bids-wanted in competition; if the record date for a CLO equity distribution and/or corporate dividend payment falls on the last day of the period and whether a prospective purchaser would require a downward adjustment to the price; any available analyst, media or other reports or information deemed reliable by the Board of Directors regarding the issuer or the markets or industry in which it operates; and such other information the Board of Directors deems material to the pricing of individual securities.

These processes and procedures are part of the Fund’s compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that the Fund is required to maintain under the 1940 Act.

CONFLICTS OF INTEREST

The Fund has entered into the Investment Advisory Agreement with Oxford Park Management. Oxford Funds, as the managing member of Oxford Park Management, manages the business and internal affairs of Oxford Park Management.

In addition, Oxford Funds provides the Fund with office facilities and administrative services pursuant to the Administration Agreement. Jonathan H. Cohen, Chief Executive Officer and Director of the Fund, is the managing member of and controls Oxford Funds. Saul B. Rosenthal, President and Director of the Fund, is also the President of Oxford Park Management and a member of Oxford Funds.

In addition, Mr. Cohen currently serves as Chief Executive Officer and Mr. Rosenthal currently serves as President of Oxford Lane Capital Corp., a non-diversified closed-end management investment company that currently invests primarily in CLO debt and equity tranches, Oxford Lane Management, LLC, Oxford Lane Capital Corp.’s investment adviser, Oxford Square Capital Corp., a publicly-traded business development company that invests principally in the debt of U.S.-based companies and Oxford Square Management, LLC, Oxford Square Capital Corp.’s investment adviser. Oxford Funds is also the managing member of Oxford Lane Management, LLC and Oxford Square Management, LLC. Messrs. Cohen and Rosenthal also currently serve as Chief Executive Officer and President, respectively, at Oxford Gate Management, LLC, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC. Oxford Funds is the managing member of Oxford Gate Management, LLC. As a result, Messrs. Cohen and Rosenthal may be subject to certain conflicts of interests with respect to their management of the Fund’s portfolio on the one hand, and their respective obligations to manage Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds, on the other hand.

The Fund, Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds, are subject to a written policy with respect to the allocation of investment opportunities among the Fund, Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds in view of the potential conflicts of interest raised by the relationships described above. The allocation policy generally provides that, depending on the amount of the investment opportunity and subject to current and anticipated cash availability, among other factors, investment opportunities that are suitable for more than one entity will be allocated on a pro-rata basis, based on each entity’s order size.

In the ordinary course of business, the Fund may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that the Fund does not engage in any prohibited transactions with any persons affiliated with the Fund, the Fund has implemented certain policies and procedures whereby the Fund’s executive officers screen each of the Fund’s transactions for any possible affiliations between the proposed portfolio investment, the Fund, companies controlled by the Fund and the Fund’s employees and directors. The Fund will not enter into any agreements unless and until the Fund is satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, the Fund has taken appropriate actions to seek board review and approval or exemptive relief for such transaction. The Fund’s Board of Directors reviews these procedures on an annual basis. As a registered closed-end fund, the Fund is limited in its ability to co-invest in privately negotiated transactions with certain funds or entities managed by Oxford Park Management or its affiliates without an exemptive order from the SEC. On June 14, 2017, the SEC issued the Order which permits the Fund to co-invest in portfolio companies with certain funds or entities managed by Oxford Park Management or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the Order. Pursuant to the Order, the Fund is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Fund’s Independent Directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s then-current investment objective and strategies.

The Fund has also adopted a Code of Business Conduct and Ethics which applies to, among others, the Fund’s senior officers, including the Fund’s Chief Executive Officer and Chief Financial Officer, as well as every officer, director and employee of the Fund. The Fund’s Code of Business Conduct and Ethics requires that all employees and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and the interests of the Fund. Pursuant to the Fund’s Code of Business Conduct and Ethics, each employee and director must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict. The Fund’s Audit Committee is charged with approving any waivers under the Code of Business Conduct and Ethics.

The Fund will reimburse Oxford Funds an allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and the Fund’s allocable portion of the compensation of its Chief Financial Officer and any administrative support staff, including accounting personnel. The Fund will also reimburse Oxford Funds for the costs associated with the functions performed by its Chief Compliance Officer that Oxford Funds pays on the Fund’s behalf pursuant to the terms of an agreement between the Fund and ACA. These arrangements may create conflicts of interest that the Board of Directors must monitor. Oxford Park Management is not reimbursed for any performance-related compensation of its employees. Oxford Park Management or its affiliates pays the Dealer Manager a fee of up to 1.00% with respect to Class I Shares.

SHARE REPURCHASES

No Right of Redemption

No shareholder or other person holding Shares acquired from a shareholder has the right to require the Fund to repurchase any Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Fund may from time to time offer to repurchase Shares pursuant to written tenders by shareholders. Subject to the Board of Director’s discretion, the Fund intends to offer to repurchase Shares from shareholders in each quarter in an amount up to 5% of the Fund’s NAV. The Fund may extend multiple offers to repurchase Shares in a quarter in an aggregate amount of 5% of the Fund’s NAV.

There is no minimum number of Shares which must be repurchased in any repurchase offer. The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Directors, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board of Directors will consider the recommendations of the Adviser as to the timing and amount of such an offer, as well as a variety of operational, business and economic factors.

The Adviser currently expects that, generally, it will recommend to the Board of Directors that the Fund offer to repurchase Shares from shareholders quarterly, with such repurchases to be offered at the Fund’s NAV per share as of the Valuation Date. Each repurchase offer will generally commence at least 20 business days prior to the Valuation Date. In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board of Directors will consider the following factors, among others:

•        the liquidity of the Fund’s assets;

•        the investment plans and working capital and reserve requirements of the Fund;

•        the relative economies of scale of the tenders with respect to the size of the Fund;

•        the history of the Fund in repurchasing Shares;

•        the ability to readily determine the Fund’s NAV per share;

•        the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•        any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•        the recommendations of the Adviser.

The Fund will repurchase Shares from shareholders pursuant to written tenders on terms and conditions that the Board of Directors determines to be fair to the Fund and to all shareholders. If and when the Board of Directors determines that the Fund will repurchase Shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund’s NAV per share by contacting the Adviser during the period. If a repurchase offer is oversubscribed by shareholders who tender Shares, the Fund may repurchase a pro rata portion by value of the Shares tendered by each shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Repurchases of Shares from shareholders by the Fund will generally be paid in cash. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Shares.

Shares will be repurchased by the Fund after the Management Fee has been deducted from the Fund’s assets as of the end of the month in which the repurchase occurs — i.e., the accrued Management Fee for the month in which Fund Shares are to be repurchased is deducted prior to effecting the relevant repurchase of Fund Shares.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board of Directors, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

A shareholder tendering for repurchase only a portion of the shareholder’s Shares will be required to maintain an account balance of at least $2,500 after giving effect to the repurchase. If a shareholder tenders an amount that would cause the shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase or redeem all of a shareholder’s Shares at any time if the aggregate value of such shareholder’s Shares is, at the time of such compulsory repurchase or redemption, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase or redeem Shares compulsorily may be a factor which shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

The Fund may also repurchase and/or redeem Shares of a shareholder without consent or other action by the shareholder or other person, in accordance with the terms of its Charter, Bylaws and the 1940 Act, including Rule 23c-2 under the 1940 Act, if the Fund determines that:

•        ownership of Shares by a shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•        continued ownership of Shares by a shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Directors, the Adviser or any of their affiliates, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•        any of the representations and warranties made by a shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•        with respect to a shareholder subject to Special Laws or Regulations, the shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares;

•        the shareholder’s estate submits a tender request and proof of owner’s death;

•        the disabled shareholder’s legal representative submits tender request and proof of qualified disability; or

•        it would be in the best interests of the Fund for the Fund to repurchase the Shares.

In the event that the Adviser or any of its affiliates holds Shares in the capacity of a shareholders, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly.

DESCRIPTION OF CAPITAL STRUCTURE

The following describes the material terms of the Fund’s stock under Maryland General Corporation Law and the Charter and Bylaws. Please refer to the Maryland General Corporation Law and the Charter and Bylaws, copies of which have been filed as exhibits to the registration statement of which this Prospectus is a part, for a more detailed description of the provisions summarized below.

Stock

The Fund’s authorized stock consists of 250,000,000 Shares of common stock, par value $0.001 per share, 100,000,000 of which are designated as Class A Shares, 50,000,000 of which are designated as Class C Shares and 50,000,000 of which are designated as Class I Shares.

There is currently no market for the Fund’s Shares, and the Fund does not expect that a market for its Shares will develop in the foreseeable future, if ever. No Shares have been authorized for issuance under any equity compensation plans. Under Maryland law, the Fund’s shareholders generally will not be personally liable for its debts or obligations.

Set forth below is a chart describing the classes of the Fund’s securities outstanding as of November 30, 2024:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column(3)
Class A Common Stock	100,000,000	—	241,964
Class C Common Stock	50,000,000	—	—
Class I Common Stock	50,000,000	—	479,837
Class L Common Stock	50,000,000	—	46,405

Under the Charter, the Board of Directors is authorized to classify and reclassify any unissued Shares into other classes or series of stock without obtaining shareholder approval. As permitted by the Maryland General Corporation Law, the Charter provides that the Board of Directors, without any action by the Fund’s shareholders, may amend the Charter from time to time to increase or decrease the aggregate number of Shares or the number of Shares of any class or series that the Fund has authority to issue.

Common Stock

All Shares of the Fund’s common stock have equal rights as to assets and voting privileges and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Each class has exclusive voting rights with respect to matters that affect that class. Distributions may be paid to the holders of the Fund’s Shares if, as and when authorized by the Board of Directors and declared by the Fund out of assets legally available therefor. Shares of the Fund’s common stock have no preemptive, conversion, redemption or appraisal rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of the Fund’s liquidation, dissolution or winding up, each Share of the Fund’s common stock would be entitled to share ratably in all of its assets that are legally available for distribution after the Fund pays all debts and other liabilities and subject to any preferential rights of holders of the Fund’s preferred stock, if any preferred stock is outstanding at such time. Each Share of the Fund’s common stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of the Fund’s common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding Shares of common stock can elect all of the Fund’s directors, and holders of less than a majority of such Shares will be unable to elect any director.

The Fund sells its Shares with differing up-front sales loads. For example, holders will either pay (i) selling commissions and dealer manager fees, (ii) dealer manager fees, but no selling commissions or (iii) no selling commissions or dealer manager fees. Shares available to the general public are charged selling commissions and dealer manager fees and are referred to as “Class A Shares.” Shares available to accounts managed by certain registered investment advisers and broker-dealers that are managing wrap or other fee-based accounts are charged dealer manager fees but no selling commissions and are referred to as “Class C Shares.” Shares available for purchase (1) through certain fee-based programs, also known as wrap accounts, of investment dealers, (2) through certain participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, such as an endowment, foundation, or pension fund, (5) to other institutional investors or (6) to any other investors as determined by the Adviser are charged no selling commissions or dealer manager fees and are referred to as “Class I Shares.” Holders pay no selling commissions or dealer manager fees for the purchase of Class I Shares (although Oxford Park Management or its affiliates pays the Dealer Manager a fee of up to 1.00% with respect to any such Class I Shares). The Fund and the Adviser rely on exemptive relief from the SEC that permits the Fund to issue multiple classes of shares of common stock with varying sales loads, contingent deferred sales charges, and/or asset-based service and/or distribution fees. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of Shares you may be eligible to purchase.

Preferred Stock

The Charter authorizes the Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by the Fund’s existing common stockholders. Prior to issuance of shares of each class or series, the Board of Directors is required by Maryland law and by the Charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the Fund’s common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to the Fund’s common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. The Fund believes that the availability for issuance of preferred stock will provide it with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Charter authorizes it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as a director or officer and at the Fund’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Fund’s Bylaws obligate it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as a director or officer and at the Fund’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Charter and Bylaws also permit the Fund to indemnify and advance expenses to any person who served a predecessor of the Fund in any of the capacities described above and any of the Fund’s employees or agents or any employees or agents of the Fund’s predecessor. In accordance with the 1940 Act, the Fund will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either, case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Fund has entered into indemnification agreements with its directors. The indemnification agreements provide the Fund’s directors the maximum indemnification permitted under Maryland law and the 1940 Act.

The Fund’s insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the Fund’s present or former directors or officers have performed for another entity at its request. There is no assurance that such entities will in fact carry such insurance. However, the Fund does not expect to request its present or former directors or officers to serve another entity as a director, officer, partner or trustee unless the Fund can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws

The Maryland General Corporation Law and the Charter and Bylaws contain provisions that could make it more difficult for a potential acquirer to acquire the Fund by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Fund to negotiate first with its Board of Directors. The Fund believes that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Number of Directors; Vacancies; Removal

The Charter provides that the number of directors will be set only by the Board of Directors in accordance with the Bylaws. The Bylaws provide that a majority of the entire Board of Directors may at any time increase or decrease the number of directors. However, unless the Bylaws are amended, the number of directors may never be less than one nor more than nine. The Charter provides that, at such time as the Fund has at least three Independent Directors and its common stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Fund will elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the Board of Directors. Accordingly, at such time, except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act. Directors shall be elected by the affirmative vote of a plurality of the Shares voted at a meeting of the shareholders in an uncontested election and a majority of all votes entitled to be cast at a meeting of the shareholders in a contested election, to the extent shareholders are entitled to vote to elect directors.

As set forth in the Bylaws, each directors’ term of office shall continue until his or her death, resignation or removal.

The Charter provides that a director may only be removed for cause and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

Under the Maryland General Corporation Law, stockholder action can be taken only at a special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which the Charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of the Bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

The Bylaws provide that with respect to special meetings of stockholders, only the business specified in a notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Directors at a special meeting may be made only (1) pursuant to a notice of the meeting, (2) by the Board of Directors or (3) provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Bylaws.

The purpose of requiring stockholders to give the Fund advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the Bylaws do not give the Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Fund and its stockholders.

Calling of Special Meetings of Stockholders

The Bylaws provide that special meetings of stockholders may be called by the Board of Directors and certain of its officers. Additionally, the Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of the holders of Shares of the Fund’s stock entitled to cast a majority of the votes entitled to be cast (without regard to class).

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The Charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. The Charter also provides that certain charter amendments, any proposal for the Fund’s conversion, whether by charter amendment, merger or otherwise, from a closed-end company to an open-end company and any proposal for the Fund’s liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by a majority of the Fund’s continuing directors (in addition to approval by the Board of Directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. In either event, in accordance with the requirements of the 1940 Act, any such amendment or proposal that would have the effect of changing the nature of the Fund’s business so as to cause it to cease to be a registered management investment company would be required to be approved by a majority of its outstanding voting securities, as defined under the 1940 Act. The “continuing directors” are defined in the Charter as (1) the Fund’s current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the current directors then on the Board of Directors or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

The Charter and Bylaws provide that the Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of the Bylaws.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act (as defined below) discussed below, as permitted by the Maryland General Corporation Law, the Charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of the Board of Directors shall determine such rights apply.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter (the “Control Share Act”). Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•        one-tenth or more but less than one-third;

•        one-third or more but less than a majority; or

•        a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in the Bylaws compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. The Fund has elected to be subject to the Control Share Act. The Bylaws provide that a stockholder who obtains voting rights of shares of common stock in a control share acquisition shall have no voting rights with respect to such shares to the extent provided in such provisions of the Control Share Act. Such authorization shall require the affirmative vote of the holders of two-thirds of the shares of the Fund entitled to be cast on the matter, excluding interested shares. The Bylaws also provide that the provisions of the Control Share Act shall not apply to the voting rights of (A) the holders of any shares of preferred stock of such Fund (but only with respect to such preferred stock) and (B) any person acquiring shares of stock of the Fund in a control share acquisition if, prior to the acquisition, the person obtains approval of the Board of Directors exempting the acquisition from the Control Share Act specifically, generally or generally by types, which exemption may include the person and the person’s affiliates or associates or other persons.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, or the “Business Combination Act.” These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•        any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•        an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•        80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•        two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. The Board of Directors has adopted a resolution that any business combination between the Fund and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board of Directors, including a majority of the Independent Directors. This resolution may be altered or repealed in whole or in part at any time; however, the Board of Directors will adopt resolutions so as to make the Fund subject to the provisions of the Business Combination Act only if the Board of Directors determines that it would be in the Fund’s best interests and if the SEC staff does not object to the Fund’s determination that the Fund being subject to the Business Combination Act does not conflict with the 1940 Act. If this resolution is repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of the Fund and increase the difficulty of consummating any offer.

Conflict with 1940 Act

The Bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Act and the Business Combination Act, or any provision of the Charter or Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

TAX ASPECTS

The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a shareholder’s particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding Shares should consult the shareholder’s personal advisors with respect to the purchase, ownership and disposition of Shares.

The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Fund.

Taxation of the Fund

The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests. The Fund will qualify as a RIC if (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of stock, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”); and (ii) the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.” The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in stock or securities (or options and futures with respect to stock or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in stock and securities.

In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its “investment company taxable income” and its net tax-exempt interest income (if any), determined without regard to any deduction for dividends paid, to shareholders (the “90% distribution requirement”). If the Fund qualifies as a RIC and satisfies the 90% distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to shareholders (including amounts that are reinvested pursuant to the distribution reinvestment plan). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains, that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.

If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to shareholders. If the Fund makes such an election, each shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.

As a RIC, the Fund will be subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% excise tax”). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.

If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.

Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to shareholders to meet the distribution requirements described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.

There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a significant portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify for and maintain its treatment as a RIC for U.S. federal income tax purposes, and to minimize the risk that it becomes subject to U.S. federal income or excise tax.

Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to the Fund the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund. If at least 50% of the value of the Fund’s total assets at the close of each quarter of its tax year is represented by interests in other RICs, the Fund may elect to “pass-through” to shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid or deemed paid by the Fund. If the Fund so elects, each shareholder would be required to include in gross income, even though not actually received, each shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both). Shareholders who are not liable for U.S. federal income taxes, including retirement plans, other tax-exempt shareholders and non-U.S. shareholders, will ordinarily not benefit from the foregoing Fund election (if made) with respect to foreign taxes.

The Fund may invest in shares of foreign companies that are classified under the Code as PFICs. In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.

The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC.

Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund shareholders, and which will be recognized by Fund shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.

Some of the CLOs in which the Fund may invest may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from such CLOs, PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the 90% distribution requirement described above.

If the Fund holds 10% or more of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund, regardless of whether a U.S. shareholder has made a QEF election with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the 90% distribution requirement described above, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.

The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Fund shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Fund shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund shareholder’s tax basis in Fund Shares.

If the Fund utilizes leverage through the issuance of preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Fund Shares. Limits on the Fund’s ability to pay dividends on Fund Shares may prevent the Fund from meeting the 90% distribution requirement described above and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to the 4% excise tax.

The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Fund Shares because of any applicable asset coverage requirements, the terms of preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the 90% distribution requirement described above that would enable the Fund to be subject to tax as a RIC, will be paid to the holders of preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of preferred Shares would be entitled to receive upon redemption or liquidation of such preferred Shares.

Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these provisions.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed the Fund’s investment company taxable income, the Fund may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, the Fund may for tax purposes have aggregate taxable income for several taxable years that the Fund is required to distribute and that is taxable to shareholders even if such taxable income is greater than the net income the Fund actually earns during those taxable years. Any underwriting fees paid by the Fund are not deductible.

The remainder of this discussion assumes that the Fund has qualified for and maintained its treatment as a RIC for U.S. federal income tax purposes and has satisfied the 90% distribution requirement described above.

Taxation of U.S. Shareholders

Distributions

Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a shareholder has owned Shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a shareholder as a return of capital that will be applied against and reduce the shareholder’s tax basis in its Shares. To the extent that the amount of any such distribution exceeds the shareholder’s tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a shareholder receiving Shares under the distribution reinvestment plan will be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the shareholder’s account.

A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the shareholder’s original investment.

It is expected that a substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with “market discount” (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. Notwithstanding the foregoing, Section 451 of the Code generally requires any accrual method taxpayer to take into account items of gross income no later than the time at which such items are taken into account as revenue in the taxpayer’s financial statements. Treasury Regulations provide that Section 451 does not apply to market discount. If the IRS were to change its position and Section 451 were to apply to the accrual of market discount, the Fund would be required to include in income any market discount as it takes the same into account on its financial statements.

Distributions made by the Fund to a corporate shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of “qualified dividend income” to an individual or other non-corporate shareholder will be treated as “qualified dividend income” to such shareholder and generally will be taxed at long-term capital gain rates, provided the shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”

Certain distributions reported by the Fund as Section 163(j) interest dividends may be eligible to be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.

If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of the person’s investment in such Shares.

Distributions paid by the Fund generally will be treated as received by a shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. In addition, any distribution declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by shareholders on December 31 of the calendar year in which the distribution was declared.

Shareholders will be notified annually, as promptly as practicable after the end of each calendar year, as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

The IRS currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred Shares, the Fund intends to allocate capital gain dividends, if any, between its common Shares and preferred Shares in proportion to the total dividends paid to each class with respect to such tax year.

The Fund expects to be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) as a result of either (i) Shares being held by at least 500 persons at all times during a taxable year, (ii) Shares being continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act of 1933, as amended (“Securities Act”) or (iii) Shares being treated as regularly traded on an established securities market. However, there can be no assurance that the Fund will be treated as a publicly offered regulated investment company for all years. If the Fund is not treated as a publicly offered regulated investment company for any calendar year, for purposes of computing the taxable income of non-corporate shareholders, (1) the Fund’s earnings will be computed without taking into account such shareholders’ allocable shares of the Management Fees and Incentive Fees paid to the Adviser and certain of the Fund’s other expenses, (2) each such shareholder will be treated as having received or accrued a distribution from the Fund in the amount of such shareholder’s allocable share of these fees and expenses for such taxable year, (3) each such shareholder will be treated as having paid or incurred such shareholder’s allocable share of these fees and expenses for the calendar year and (4) each such shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such shareholder. For taxable years beginning before 2026, miscellaneous itemized deductions generally are not deductible by a non-corporate shareholder. For taxable years beginning in 2026 or later, miscellaneous itemized deductions generally are deductible by a non-corporate shareholder only to the extent that the aggregate of such shareholder’s miscellaneous itemized deductions exceeds 2% of such shareholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under Section 68 of the Code.

The Fund has adopted a distribution reinvestment plan under which shareholders who do not “opt out” will receive distributions in the form of additional Shares instead of in cash. If a shareholder reinvests distributions in additional Shares, such shareholders will generally be subject to the same U.S. federal, state and local tax consequences as if it had received a distribution in cash and, for this purpose, a shareholder receiving a distribution in the form of additional Shares will generally be treated as receiving a distribution in the amount of cash that the shareholder would have received if it had elected to receive the distribution in cash. If the Fund issues additional Shares with a fair market value equal to or greater than NAV, however, shareholders will be treated as receiving a distribution in the amount of the fair market value of the distributed Shares. Any such additional Shares will have a tax basis equal to the amount treated as a distribution for U.S. federal income tax purposes. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the shareholder’s account.

Sale or Exchange of Shares

The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering shareholder. Different tax consequences may apply for tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering shareholders. On the other hand, shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.

Losses realized by a shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

In general, non-corporate shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.

Under U.S. Treasury regulations, if a shareholder recognizes losses with respect to Shares of $2 million or more for a non-corporate shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Medicare Tax on Net Investment Income

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident shareholder, on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate shareholders and certain other shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Taxation of Tax-Exempt U.S. Shareholders

A U.S. Shareholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. Shareholder of the activities that the Fund proposes to conduct could give rise to UBTI. However, a RIC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. Shareholder should not be subject to U.S. federal income taxation solely as a result of such shareholder’s direct or indirect ownership of Shares and receipt of distributions with respect to such Shares (regardless of whether the Fund incurs indebtedness). Moreover, under current law, if the Fund incurs indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. Shareholder. Therefore, a tax-exempt U.S. Shareholder should not be treated as earning income from “debt-financed property” and distributions the Fund pays should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that it incurs. Certain tax-exempt private universities are subject to an additional 1.4% excise tax on their “net investment income,” including income from interest, dividends, and capital gains. Proposals periodically are made to change the treatment of “blocker” investment vehicles interposed between tax-exempt investors and non-qualifying investments. In the event that any such proposals were to be adopted and applied to RICs, the treatment of dividends payable to tax-exempt investors could be adversely affected. In addition, special rules would apply if the Fund were to invest in certain real estate mortgage investment conduits or taxable mortgage pools, which the Fund does not currently plan to do, that could result in a tax-exempt U.S. Shareholder recognizing income that would be treated as UBTI.

Taxation of Non-U.S. Shareholders

Whether an investment in the Fund is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that investor’s particular circumstances. An investment in the Fund by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.

The U.S. federal income taxation of a shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “non-U.S. Shareholder”), depends on whether the income that the shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

If the income that a non-U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of “investment company taxable income” will generally be subject to a U.S. federal withholding tax at the then-current rate (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non-U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non-U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. residents. Backup withholding will not, however, be applied to payments that have been subject to the respective rate of withholding tax applicable to non-U.S. Shareholders.

A non-U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements, such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to the applicable U.S. tax rate.

Furthermore, properly reported distributions by the Fund and received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (i.e., the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible distributions as derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund invests.

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. Shareholder, any distributions of “investment company taxable income,” capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. persons. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.

A non-U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.

If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.

The Fund has adopted a distribution reinvestment plan under which shareholders who do not “opt out” receive distributions in the form of additional Shares instead of in cash. If a non-U.S. Shareholder reinvests distributions in additional Shares, such non-U.S. Shareholder will generally be subject to the same U.S. federal, state and local tax consequences as if it had received a distribution in cash and, for this purpose, a non-U.S. Shareholder receiving a distribution in the form of additional Shares will generally be treated as receiving a distribution in the amount of cash that the non-U.S. Shareholder would have received if it had elected to receive the distribution in cash. If we issue additional Shares with a fair market value equal to or greater than NAV, however, a non-U.S. Shareholder will be treated as receiving a distribution in the amount of the fair market value of the distributed Shares. If the distribution is subject to withholding tax as described above, only the net after-tax amount will be reinvested in additional Shares. If the distribution is “effectively connected” with a U.S. trade or business of the non-U.S. Shareholder (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. Shareholder), and the non-U.S. Shareholder complies with the applicable certification and disclosure requirements, the full amount of the distribution generally will be reinvested in additional Shares and will nevertheless be subject to U.S. federal income tax at the rates and in the manner applicable to U.S. persons generally. The non-U.S. Shareholder will have an adjusted tax basis in the additional Shares of our common stock purchased through the distribution reinvestment plan equal to the total dollar amount treated as a distribution for U.S. federal income tax purposes. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the non-U.S. Shareholder’s account.

Under the Foreign Account Tax Compliance Act provisions of the Code, the Fund is required to withhold U.S. tax (at the applicable rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.

Other Taxes

Shareholders may be subject to state, local and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

Change in Tax Laws

Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and/or regulations may be changed with retroactive effect. Moreover, the interpretation and/or application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require us to accrue potential tax liabilities even in situations in which we and/or our stockholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations.

Developments in the tax laws of the United States or other jurisdictions could have a material effect on the tax consequences to shareholders, and/or the Fund, and shareholders may be required to provide certain additional information to the Fund (which may be provided to the IRS or other taxing authorities) and may be subject to other adverse consequences as a result of such change in tax laws. In the event of any such change in tax law, each shareholder is urged to consult its own advisors.

ERISA CONSIDERATIONS

Employee benefit plans and other plans subject to ERISA or the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a shareholder, solely as a result of the ERISA Plan’s investment in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

PLAN OF DISTRIBUTION

General

Fund Shares are sold through the Dealer Manager pursuant to the terms of a Dealer Manager Agreement.

The Dealer Manager acts as a distributor of the Fund’s Shares on a best-efforts basis, subject to various conditions. Shares are offered for sale through the Dealer Manager at NAV per Share plus any applicable sales load. The Dealer Manager and the Fund also may enter into agreements with Selling Agents for the sale and servicing of the Fund’s Shares. In reliance on Rule 415 of the Securities Act, the Fund intends to offer up to 20,000,000 Shares. The Dealer Manager is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange, and the Dealer Manager will not act as a market marker in Fund Shares. Under the Dealer Manager Agreement, the Dealer Manager also provides certain advertising and promotional services in consideration of its receipt of a dealer manager fee. Pursuant to the terms of the Dealer Manager Agreement, the Dealer Manager will seek to advertise and otherwise promote the Fund through various wholesale distribution channels.

The Fund, the Adviser or its affiliates may pay additional compensation to Selling Agents in connection with the sale of Fund Shares. In return for the additional compensation, the Fund may receive certain marketing benefits or services including access to a Selling Agents’ registered representatives, placement on a list of investment options offered by a Selling Agent, or the ability to assist in training and educating the Selling Agents. The additional compensation may differ among Selling Agents in amount or in the manner of calculation: payments of additional compensation may be fixed dollar amounts, based on the aggregate value of outstanding Shares held by shareholders introduced by the Selling Agent, or determined in some other manner. The receipt of additional compensation by a Selling Agent may create potential conflicts of interest between an investor and its Selling Agent who is recommending the Fund over other potential investments. Under no circumstances will aggregate underwriting compensation paid to the Financial Industry Regulatory Authority (“FINRA”) members participating in this offering exceed 8% of the Fund’s gross offering proceeds.

The Fund has agreed to indemnify the Dealer Manager against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Dealer Manager may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Dealer Manager against liability that arises out of, or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished either (x) to the Fund by the Dealer Manager or (y) to the Fund or Dealer Manager by or on behalf of any Selling Agent expressly for use in this Registration Statement or any such post-effective amendment hereto, or the Prospectus or any such supplement hereto.

Purchase Terms

Except as otherwise altered by the Board of Directors, the Fund intends to accept initial and additional purchases of Shares on the Acceptance Date.

Except as otherwise permitted by the Board of Directors, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due nine business days after the Acceptance Date. A prospective investor must also submit a completed Investor Application (including investor certifications) due nine business days after the Acceptance Date. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed Investor Application (including investor certifications) are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and Investor Application for processing in the next Acceptance Date.

Pending any closing, funds received from prospective investors will be placed in an account with the transfer agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.

Subscriptions will be accepted or rejected within 45 days of receipt by the Fund and, if rejected, all funds shall be promptly returned to subscribers within such timeframe without deduction for any expenses. Shares issued pursuant to the Fund’s distribution reinvestment plan typically will be issued on the same date that the Fund holds its first closing of each month for the sale of shares in this offering.

Despite having to meet the funding deadline described above, the Fund does not issue the Shares purchased (and an investor does not become a shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

The Fund reserves the right to reject any purchase of Shares for any reason (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor.

The Fund has the sole right to determine and change the number and timing of closings, including the ability to change the number and timing of closings after communicating the anticipated closing timing to Selling Agents.

Sales Loads

The Fund sells its Shares with differing up-front sales loads. For example, holders will either pay (i) selling commissions and dealer manager fees, (ii) dealer manager fees, but no selling commissions or (iii) no selling commissions or dealer manager fees. Shares available to the general public are charged selling commissions and dealer manager fees and are referred to as “Class A Shares.” Shares available to accounts managed by certain registered investment advisers and broker-dealers that are managing wrap or other fee-based accounts are charged dealer manager fees but no selling commissions and are referred to as “Class C Shares.” Shares available for purchase (1) through certain fee-based programs, also known as wrap accounts, of investment dealers, (2) through certain participating broker-dealers that have alternative fee arrangements with their clients, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, such as an endowment, foundation, or pension fund, (5) to other institutional investors or (6) to any other investors as determined by the Adviser are charged no selling commissions or dealer manager fees and are referred to as “Class I Shares.” The purchase price for the Class C Shares and Class I Shares will be reduced by the respective discount. Holders pay no selling commissions or dealer manager fees for the purchase of Class I Shares (although Oxford Park Management or its affiliates pays the Dealer Manager a fee of up to 1.00% with respect to any such Class I Shares). The Fund and the Adviser rely on exemptive relief from the SEC that permits the Fund to issue multiple classes of shares of common stock with varying sales loads, contingent deferred sales charges, and/or asset-based service and/or distribution fees. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of Shares you may be eligible to purchase.

Investment Minimums

The minimum initial investment in the Fund from each investor is $2,500, and the minimum additional investment in the Fund is $500. The minimum initial and additional investments may be reduced by the Fund. The Fund may repurchase all of the Shares held by a shareholder if the shareholder’s account balance in the Fund, as a result of repurchase requests by the shareholder, is less than $2,500. Investors may purchase Shares through a broker-dealer or Selling Agent that may establish different minimum investment requirements than the Fund and may also independently charge transaction fees and additional amounts (which may vary) in return for its services, which will reduce an investor’s return.

Exchanging Shares

Exchanges from one class of Shares to another class of Shares are generally not permitted.

Share Class Considerations

When selecting a Share class, you should consider the following:

•        which Share classes are available to you;

•        how much you intend to invest;

•        how long you expect to own the Shares; and

•        total costs and expenses associated with a particular Share class.

Each investor’s financial considerations are different. You should speak with your financial intermediary to help you decide which Share class is best for you. Not all financial intermediaries offer all classes of Shares. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Payment By Mail

To purchase Shares in this offering, you must complete and sign an Investor Application for a specific dollar amount equal to or greater than the Shares’ investment minimum and pay such amount at the time of subscription. You should make your check payable to Oxford Park Income Fund, Inc. and your check and Investor Application should be mailed to:

Via Mail: Oxford Park Income Fund, Inc. c/o U.S. Bank Global Fund Services P.O. Box 701 Milwaukee, WI 53201-0701	Via Express/Overnight Delivery: Oxford Park Income Fund, Inc. c/o U.S. Bank Global Fund Services 615 E. Michigan St, Fl3 Milwaukee, WI 53202-5207

Purchases will be effective only upon the Fund’s acceptance, and the Fund reserves the right to reject any purchase in whole or in part. Pending acceptance of your purchase, proceeds will be deposited into an account for your benefit.

An approved trustee must process and forward to the Fund purchases made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, the Fund will send the confirmation and notice of the Fund’s acceptance to the trustee.

Payment By Wire

To make an initial investment in the Fund, the transfer agent must receive a completed Investor Application from a Selling Agent or directly from the investor. Upon receipt of the completed account application, the transfer agent will establish an account. An investor’s bank must include both the name of the Fund and the investor’s name so that monies can be correctly applied. Detailed wire instructions will be included on the Investor Application. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the New York Stock Exchange. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

Oxford Park Income Fund, Inc.
Attn: U.S. Bancorp Fund Services, LLC
ABA: 091000022
Account Number: 104798220539
Account Name: U.S. Bancorp Fund Service, LLC; FBO Oxford Park Income Fund, Inc.
FBO: (Insert Investor Name)

Transfer on Death Designation

Subject to any applicable state or local laws, you have the option of placing a transfer on death (“TOD”) designation on your Shares. A TOD designation transfers ownership of your Shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the Shares. However, this option may not be available to residents of the state of Louisiana. If you would like to place a TOD designation on your Shares you must complete a transfer on death form, which is available upon request to us, and send the transfer on death form back to the Fund in order to effect the designation.

Supplemental Sales Material

In addition to this Prospectus, the Fund uses supplemental sales material in connection with the offering of its Shares, although only when accompanied by or preceded by the delivery of this Prospectus, as supplemented. The Fund will file all supplemental sales material with the SEC or FINRA prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this Prospectus.

The Fund is offering Class A Shares, Class C Shares and Class I Shares only by means of this Prospectus, as the same may be supplemented and amended from time to time. The supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this Prospectus, or the registration statement of which this Prospectus is a part.

Other Payments Made by the Adviser, the Dealer Manager and/or its Designee

The Fund, the Adviser, and/or the Dealer Manager may authorize one or more Selling Agents to receive orders and provide certain related services on behalf of the Fund. Additionally, the Adviser has entered into distribution and/or servicing agreements to compensate Selling Agents for distribution-related activities and/or for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Distribution-related services may include, among other things, the provision of education and support for the Fund’s sales team, the placement of the Fund on preferred lists and in advisory allocation models, and promotion of the Fund through conferences, roadshows, and newsletters. Shareholder servicing arrangements may include, among other things, electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.

Compensation received by the Selling Agents is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Selling Agents by providing an incentive to recommend the Shares over other potential investments that may also be appropriate for the clients of such Selling Agents. These payments may also have the effect of increasing the Fund’s assets under management, which would increase the amount of the Management Fee payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Selling Agents, subject to the limitations imposed by the Financial Industry Regulatory Authority. Such professionals and Selling Agents may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees are not considered to be compensation for any sales or distribution activities.

The aggregate amount of these payments may be substantial and may include amounts that are sometimes referred to as “revenue sharing” payments. Because these revenue sharing payments are paid by the Adviser and not from the Fund’s assets, the amount of any revenue sharing payments is determined by the Adviser. The existence or level of such payments may be based on factors that include, without limitation, differing levels or types of services provided by the Selling Agents, the expected level of assets or sales of Shares, the placing of the Fund on a recommended or preferred list and/or access to a Selling Agent’s personnel and other factors. Payments may be based on current or past sales, current or historical assets or a flat fee for specific services provided. Shareholders should inquire of a Selling Agent how the Selling Agent will be compensated for investments made in the Fund.

DISTRIBUTIONS

To the extent that the Fund has income available, it intends to distribute monthly distributions to shareholders. The amount of the Fund’s distributions, if any, will be determined by the Board of Directors. Any distributions to the shareholders will be declared out of assets legally available for distribution. The specific tax characteristics of the Fund’s distributions will be reported to shareholders after the end of each calendar year.

If a record date for a particular distribution occurs before an investor’s date of settlement, such investor who purchases shares in this offering will not be entitled to receive such distribution.

Distribution Reinvestment Plan

The Fund has adopted a distribution reinvestment plan that provides for reinvestment of its distributions on behalf of shareholders, unless a shareholder elects to receive cash as provided below. As a result, if the Board of Directors authorizes, and the Fund declares, a cash distribution, shareholders who have not opted out of its distribution reinvestment plan will have their cash distributions automatically reinvested in additional Shares, rather than receiving the cash distributions.

No action will be required on the part of a registered shareholder to have his or her cash distribution reinvested in Shares. A registered shareholder may elect to receive an entire distribution in cash by notifying U.S. Bancorp Fund Services, LLC, the plan administrator and the Fund’s transfer agent and registrar, by telephone or in writing by providing the appropriate information and making the related election in the Investor Application or, if later choosing to make such an election, by completing a Change In Ownership Form so that such notice is received by the plan administrator no later than the record date for distributions to shareholders. The plan administrator will set up an account for Shares acquired through the plan for each shareholder who has not elected to receive distributions in cash and hold such Shares in non-certificated form.

Those shareholders whose Shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election.

During this offering, the Fund’s NAV per share as determined by the Fund’s Board of Directors for the calendar month immediately preceding the distribution payment date will be used to calculate the purchase price for shareholders under the distribution reinvestment plan. In such case, your reinvested distributions will purchase Shares at a price equal to 95% of the NAV for the calendar month immediately preceding distribution payment date or on such other valuation date fixed by the Board of Directors for such distribution.

There is no charge to shareholders for receiving their distributions in the form of additional Shares. Any transaction fees, brokerage charges, plan administrator’s fees or any charges for handling distributions in stock are paid by the Fund. There are no brokerage charges with respect to Shares the Fund has issued directly as a result of distributions payable in stock. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the Shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct any applicable brokerage charges from the proceeds.

Shareholders who receive distributions in the form of Shares are subject to the same federal, state and local tax consequences as are shareholders who elect to receive their distributions in cash. The amount of the distribution for U.S. federal income tax purposes will be equal to the fair market value of the Shares received. A shareholder’s basis for determining gain or loss upon the sale of Shares received in a distribution from the Fund will be equal to the amount treated as a distribution for U.S. federal income tax purposes.

The plan may be terminated by the Fund upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend or distribution by the Fund. All correspondence concerning the plan should be directed to the plan administrator as follows: telephone number is 877-458-3589 and written correspondence can be mailed to:

Express/Overnight Delivery:
U.S. Bank Global Fund Services
615 East Michigan St, 3rd Fl
Milwaukee, WI 53202
Attn: Oxford Park Income Fund, Inc
Standard Mail:
U.S. Bank Global Fund Services
P.O Box 701
Milwaukee, WI 53201-0701
Attn: Oxford Park Income Fund, Inc

LIQUIDITY STRATEGY

The Fund may, but it is not obligated to, pursue a liquidity event for its shareholders. A liquidity event could include, among other things, (1) the sale of all or substantially all of the Fund’s assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of the Fund’s Shares on a national securities exchange or (3) a merger or another transaction approved by the Board of Directors in which the Fund’s shareholders will receive cash or shares of a publicly traded company. The Fund refers to the aforementioned scenarios as “liquidity events.” The completion of a liquidity event is in the sole discretion of the Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that a suitable transaction will be available or that market conditions will permit a liquidity event. As a result, there can be no assurance that the Fund will complete a liquidity event. In making a determination of what type of liquidity event is in the best interest of the Fund’s shareholder, the Board of Directors, including the Independent Directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, the Fund’s financial condition, potential access to capital as a listed company, market conditions for the sale of the Fund’s assets or listing of the Fund’s securities, internal management considerations and the potential for shareholder liquidity.

Prior to the completion of a liquidity event, the Fund’s share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price which may be below the purchase price you paid for the shares being repurchased. See “Share Repurchases” for a detailed description of the Fund’s share repurchase program.

REGULATION AS A CLOSED-END MANAGEMENT INVESTMENT COMPANY

General

As a registered closed-end management investment company, the Fund is subject to regulation under the 1940 Act. Under the 1940 Act, unless authorized by vote of a majority of the Fund’s outstanding voting securities, the Fund may not:

•        change its classification to an open-end management investment company;

•        alter any of its fundamental policies, which are set forth below in “Investment Restrictions”; or

•        change the nature of the Fund’s business so as to cease to be an investment company.

A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company.

As with other companies regulated by the 1940 Act, a registered closed-end management investment company must adhere to certain substantive regulatory requirements. A majority of the Fund’s Board of Directors must be persons who are not “interested persons” of the Fund, as that term is defined in the 1940 Act. The Fund is required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the closed-end management investment company. Furthermore, as a registered closed-end management investment company, the Fund is prohibited from protecting any director or officer against any liability to the Fund or its shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. The Fund may also be prohibited under the 1940 Act from knowingly participating in certain transactions with its affiliates absent exemptive relief or other prior approval by the SEC.

Investment Restrictions

The Fund’s investment objectives and its investment policies and strategies described in this Prospectus, except for the eight investment restrictions designated as fundamental policies, are not fundamental and may be changed by the Board of Directors without shareholder approval. The Fund’s Statement of Additional Information contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Whenever an investment policy or investment restriction set forth in this Prospectus or the Statement of Additional Information states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of the Fund’s acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances or any subsequent rating change made by a rating agency (or as determined by the Adviser if the security is not rated by a rating agency) will not compel the Fund to dispose of such security or other asset. Notwithstanding the foregoing, the Fund must always be in compliance with the borrowing policies set forth above or in the Statement of Additional Information.

FISCAL YEAR; REPORTS

The Fund’s fiscal year-end is September 30. As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to shareholders for tax purposes will be furnished to shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

INQUIRIES

Inquiries concerning the Fund and the Shares should be directed to:

Oxford Park Income Fund, Inc.
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830
Attention: Investor Relations
Telephone: (203) 983-5275

Investors should rely only on the information contained in this Prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this Prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This Prospectus does not constitute an offer to sell any securities other than those to which this Prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This Prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this Prospectus or that any sale made pursuant to this Prospectus implies that the information contained in this Prospectus will remain fully accurate and correct as of any time subsequent to the date of this Prospectus.

OXFORD PARK INCOME FUND, INC.
COMMON SHARES OF BENEFICIAL INTEREST

Maximum Offering of 20,000,000 Shares

Class A Shares

Class C Shares

Class I Shares

PROSPECTUS

January 28, 2025

OXFORD PARK INCOME FUND, INC.
COMMON SHARES OF BENEFICIAL INTEREST

Maximum Offering of 20,000,000 Shares

Class L Shares

8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

January 28, 2025

__________________________________________

Oxford Park Income Fund, Inc. (the “Fund”) is a Maryland corporation that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund is managed by Oxford Park Management, LLC (“Oxford Park Management” or the “Adviser”), which is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has elected to be treated for federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund is offering through this prospectus (this “Prospectus”) one class of common shares of beneficial interest (“Shares”) designated as Class L (“Class L Shares”).

Investment Objective.    The Fund’s investment objective is to maximize its portfolio’s risk-adjusted total return. The Fund implements its investment objective by purchasing portions of equity and junior debt tranches of collateralized loan obligation (“CLO”) vehicles. Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. There can be no assurance that the Fund will achieve its investment objective. The Fund’s investment objective may be changed by the Fund’s Board of Directors (“Board of Directors”).

Principal Investment Strategies.    The Fund implements its investment objective by investing in structured finance investments, specifically the equity and junior debt tranches of CLO vehicles, which are collateralized primarily by a diverse portfolio of senior secured loans made to companies whose debt is unrated or is rated below investment grade (“Senior Loans”) and, to a limited extent, subordinated and/or unsecured loans and bonds (together with the Senior Loans, the “CLO Assets”). CLOs generally have very little or no exposure to real estate loans, or mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. The Fund’s investment strategy also includes investing in warehouse facilities, which are financing structures intended to aggregate Senior Loans and other CLO Assets that may be used to form the basis of a CLO vehicle. Warehouse facilities typically incur leverage between four and six times prior to a CLO’s pricing. The Fund may also invest, on an opportunistic basis, in a variety of other types of corporate credits. The interests of the CLO securities in which the Fund invests are subject to a high degree of special risks, including: CLO structures are highly complicated and may be subject to disadvantageous tax treatment; CLO vehicles are highly levered (with CLO equity securities typically being leveraged between nine and thirteen times) and are made up of below investment grade loans in which the Fund typically has a residual interest that is much riskier than the loans that make up the CLO vehicle; and the market price for CLO vehicles may fluctuate dramatically, which may make portfolio valuations unreliable and negatively impact the Fund’s net asset value (“NAV”) and the Fund’s ability to make distributions to its shareholders. Some instruments issued by CLO vehicles may not be readily marketable and may be subject to restrictions on resale. Securities issued by CLO vehicles are generally not listed on any U.S. national securities exchange and no active trading market may exist for the securities of CLO vehicles in which the Fund may invest. Although a secondary market may exist for the Fund’s investments in CLO vehicles, the market for the Fund’s investments in CLO vehicles may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value.

Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. Before buying any of the Shares, you should read the discussion of the principal risks of investing in the Fund, which are summarized in “Prospectus Summary — Summary Risk Factors” beginning on page 4 and in “Risks” beginning on page 26.

	Per Class L Share(1)	Total Maximum
Price to Public	At current NAV plus any applicable sales load	$145,065,274
Sales Load(2)	Up to 4.25%	Up to 4.25%
Proceeds to the Registrant and Other Persons(3)	Current NAV	$138,900,000

____________

(1)      This table assumes that 5,000,000 Class L Shares are sold in this offering (exclusive of the assumed 15,000,000 Class A, Class C and Class I Shares sold through a separate prospectus).

(2)      This table assumes that 5,000,000 Class L Shares sold in this offering incur a full sales load. The sales load includes 3.50% of selling commissions and 0.75% of dealer manager fees. The “dealer manager fee” may be used to pay the Dealer Manager (as defined below) wholesalers for commissions and non-transaction based compensation and may be reallowed by the Dealer Manager to Selling Agents (as defined herein) for assistance in selling and marketing the Shares. Under certain circumstances, as described in this Prospectus, selling commissions and the dealer manager fee may be reduced or eliminated in connection with certain purchases. See “Plan of Distribution.”

(3)      The Fund is currently offering on a continuous basis up to 20,000,000 aggregate Shares of Class A, Class C and Class I through a separate prospectus and Class L through this prospectus. Subject to the limitations described herein, the Fund bears organizational costs and ongoing offering costs associated with the Fund’s continuous offering of Shares.

Securities Offered.    The Fund is offering 20,000,000 Shares on a continuous basis. Shares are being offered through the Dealer Manager (defined below) at an offering price equal to the Fund’s then-current NAV per Share, plus any applicable sales load.

Skyway Capital Markets, LLC acts as the dealer manager of the Shares (the “Dealer Manager”) on a best-efforts basis, subject to various conditions. The Dealer Manager and the Adviser may enter into selected dealer agreements with various brokers-dealers and other financial intermediaries (“Selling Agents”) that have agreed to participate in the distribution of the Shares. The minimum initial investment is $2,500, and the minimum additional investment in the Fund is $500. The Fund reserves the right to waive investment minimums. The Dealer Manager and/or any Selling Agent may impose additional eligibility requirements for investors who purchase Shares through the Dealer Manager or such Selling Agent. See “Plan of Distribution.”

Investors purchasing Class L Shares may be charged a sales load of up to 4.25% of the investor’s gross purchase. The Fund is offering to sell an aggregate number of Shares up to the maximum offering of Shares. In no event will the aggregate selling commissions and dealer manager fees exceed 4.25% of the gross offering proceeds received in this offering. Class L Shares are subject to a distribution and/or shareholder servicing fee at an annual rate of 0.50% of the Fund’s NAV most recently determined preceding the payment date. The Fund and the Adviser rely on exemptive relief from the SEC that permits the Fund to issue multiple classes of shares of common stock with varying sales loads, contingent deferred sales charges, and/or asset-based service and/or distribution fees. The Dealer Manager is not required to sell any specific number or dollar amount of Shares but will use its best efforts to sell the Shares offered.

Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of Shares you may be eligible to purchase.

Unlisted Closed-End Fund. An investment in the Fund is subject to, among others, the following risks:

•        Unlike certain other closed-end funds, the Shares are not listed on any securities exchange.

•        To provide shareholders with limited liquidity, the Fund intends to conduct repurchases of Shares in each quarter. The Fund intends to offer to repurchase Shares from shareholders in each quarter in an amount up to 5% of the Fund’s NAV as of the prior calendar quarter end. The Board of Directors has complete discretion to determine whether the Fund will engage in any share repurchase, and if so, the terms of such repurchase. See “Repurchases of Shares.”

•        There is not expected to be any secondary trading market in the Shares.

•        Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. An investment in the Fund is considered to be of limited liquidity.

•        If a shareholder is able to sell its Shares outside the quarterly repurchase process, the shareholder likely will receive less than the then-current NAV per Share.

•        An investment in the Fund’s Shares is not suitable for investors that require short-term liquidity.

•        There is no assurance that monthly distributions paid by the Fund will be maintained at the targeted level or that dividends will be paid at all.

•        The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

•        A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the shareholder’s original investment.

•        Because you will be unable to sell your Shares, you will be unable to reduce your exposure on any market downturn.

Investing in Shares involves a high degree of risk. See “Risks” beginning on page 26 of this Prospectus.

This Prospectus provides the information that a prospective investor should know before investing in the Fund’s securities. Investors are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, dated January 28, 2025 (the “Statement of Additional Information”), as may be amended, supplemented or restated, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. The Statement of Additional Information and, when available, the Fund’s annual and semi-annual reports and other information filed with the SEC, can be obtained upon request and without charge by contacting the Fund by mail at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830, by telephone at (203) 983-5275 or on the Fund’s website at www.oxfordparkincome.com. The SEC also maintains a website at http://www.sec.gov that contains such information. Information contained on the Fund’s website is not incorporated by reference into this Prospectus, and you should not consider that information to be part of this Prospectus.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 28, 2025.

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PROSPECTUS SUMMARY

The following summary highlights some of the information contained in this Prospectus. It is not complete and may not contain all the information that is important to a decision to invest in the Fund’s securities. You should read carefully the more detailed information set forth under “Risks” and the other information included in this Prospectus and any applicable prospectus supplement.

Except where the context requires otherwise, the terms the “Fund,” “we,” “us” and “our” refer to Oxford Park Income Fund, Inc.; “Oxford Park Management” and “Adviser” refer to Oxford Park Management, LLC; and “Oxford Funds” and “Administrator” refer to Oxford Funds, LLC.

Overview

The Fund is a non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. The Fund’s investment objective is to maximize its portfolio’s risk-adjusted total return.

The Fund implements its investment objective by purchasing portions of equity and junior debt tranches of CLO vehicles. Substantially all of the CLO vehicles in which the Fund may invest would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in section 3(c)(1) or section 3(c)(7). Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. The loans within the CLO vehicle are limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit. A CLO vehicle is formed by raising various classes or “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. The CLO vehicles which the Fund focuses on are collateralized primarily by Senior Loans and generally have very little or no exposure to real estate, mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. Below investment grade securities, such as the CLO securities in which the Fund primarily invests, are often referred to as “junk.” In addition, the CLO equity and junior debt securities in which the Fund invests are highly leveraged (with CLO equity securities typically being leveraged between nine and thirteen times), which significantly magnifies the Fund’s risk of loss on such investments relative to senior debt tranches of CLOs. A CLO is itself highly leveraged because it borrows significant amounts of money to acquire the underlying commercial loans in which it invests. A CLO borrows money by issuing debt securities to investors (including junior debt securities of the type that the Fund invests), and the CLO equity is the first to bear the risk on the underlying investment. The Fund’s investment strategy also includes warehouse facilities, which are financing structures intended to aggregate loans that may be used to form the basis of a CLO vehicle. Warehouse facilities typically incur leverage between four and six times prior to a CLO’s pricing. The Fund may also invest, on an opportunistic basis, in other corporate credits of a variety of types. Oxford Park Management manages the Fund’s investments and its affiliate arranges for the performance of the administrative services necessary for the Fund to operate.

CLO vehicles, due to their high leverage, are more complicated to evaluate than direct investments in Senior Loans. Since the Fund invests in the residual interests of CLO securities, the Fund’s investments are riskier than the profile of the Senior Loans by which such CLO vehicles are collateralized. The Fund’s investments in CLO vehicles are riskier and less transparent to the Fund and its shareholders than direct investments in the underlying Senior Loans. The Fund’s portfolio of investments may lack diversification among CLO vehicles which would subject the Fund to a risk of significant loss if one or more of these CLO vehicles experience a high level of defaults on its underlying Senior Loans. The CLO vehicles in which the Fund invests may have debt that ranks senior to its investment. The market price for CLO vehicles may fluctuate dramatically, which would make portfolio valuations unreliable and negatively impact the Fund’s net asset value (“NAV”) and its ability to make distributions to its shareholders. The Fund’s financial results may be affected adversely if one or more of its significant equity or junior debt investments in such CLO vehicles defaults on its payment obligations or fails to perform as the Fund expects.

The Fund’s investments in CLO vehicles may be subject to special anti-deferral provisions that could result in the Fund incurring tax or recognizing income prior to receiving cash distributions related to such income. Specifically, the CLO vehicles in which the Fund invests generally constitute “passive foreign investment companies” (“PFICs”). Because the Fund acquires investments in PFICs (including equity tranche investments in CLO vehicles that are PFICs), the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments even if such income is distributed as a taxable dividend by the Fund to its stockholders. See “Risks — Risks Related to the Fund’s Investments” beginning on page 30 to read about factors you should consider before investing in the Fund’s securities.

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Oxford Park Management

The Fund’s investment activities are managed by Oxford Park Management, which is an investment adviser that has registered under the Investment Advisers Act of 1940 (the “Advisers Act”). Under the Investment Advisory Agreement (as defined below) the Fund has agreed to pay Oxford Park Management an annual base management fee based on its gross assets, as well as an incentive fee based on its performance. See “Management and Incentive Fees.”

The Fund expects to benefit from the ability of Oxford Park Management’s team to identify attractive opportunities, conduct diligence on and value prospective investments, negotiate terms where appropriate, and manage and monitor its portfolio. Oxford Park Management’s senior investment team members have broad investment backgrounds, with prior experience at investment banks, commercial banks, unregistered investment funds and other financial services companies, and have collectively developed a broad network of contacts to provide the Fund with its principal source of investment opportunities.

Oxford Park Management is led by Jonathan H. Cohen, Chief Executive Officer, and Saul B. Rosenthal, President. The Fund considers Messrs. Cohen and Rosenthal to be Oxford Park Management’s senior investment team.

Messrs. Cohen and Rosenthal together with the other members of Oxford Park Management’s investment team, have developed an infrastructure that the Fund believes provides it with a competitive advantage in locating and acquiring attractive CLO investments.

The Fund will reimburse Oxford Funds, an affiliate of Oxford Park Management, its allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under an administration agreement by and among the Fund and Oxford Funds (the “Administration Agreement”) including rent, the fees and expenses associated with performing administrative functions, and its allocable portion of the compensation of the Fund’s Chief Financial Officer and any administrative support staff, including accounting personnel. The Fund will also reimburse Oxford Funds for the costs associated with the functions performed by the Fund’s Chief Compliance Officer that Oxford Funds pays on the Fund’s behalf pursuant to the terms of an agreement between the Fund and ACA Group, LLC (“ACA”). These arrangements could create conflicts of interest that the Board of Directors must monitor.

Investment Focus

The CLO investments the Fund holds in its portfolio generally represent either a residual economic interest, in the case of an equity tranche, or a debt investment collateralized by a portfolio of Senior Loans and other CLO Assets. The value of the Fund’s CLO investments generally depend on both the quality and nature of the underlying portfolio it references and also on the specific structural characteristics of the CLO itself.

CLO Structural Elements

Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. The loans within the CLO vehicle are generally limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit.

A CLO vehicle is formed by raising multiple “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. As interest payments are received, the CLO vehicle makes contractual interest payments to each tranche of debt based on their seniority. If there are funds remaining after each tranche of debt receives its contractual interest rate and the CLO vehicle meets or exceeds required collateral coverage levels (or other similar covenants) the remaining funds may be paid to the equity tranche. The contractual provisions setting out this order of payments are set out in detail in the CLO vehicle’s indenture. These provisions are referred to as the “priority of payments” or the “waterfall” and determine any other obligations that may be required to be paid ahead of payments of interest and principal on the securities issued by a CLO vehicle. In addition, for payments to be made to each tranche, after the most senior tranche of debt, there are various tests which must be complied with, which are different for each CLO vehicle.

CLO indentures typically provide for adjustments to the priority of payments in the event that certain cashflow or collateral requirements are not maintained. The collateral quality tests that may divert cashflows in the priority of payments are predominantly determined by reference to the par values of the underlying loans, rather than their current market values. Accordingly, the Fund believes that CLO equity and junior debt investments allow investors to gain

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exposure to the Senior Loan market on a levered basis (with CLO equity securities typically being leveraged between nine and thirteen times) without being structurally subject to mark-to-market price fluctuations of the underlying loans. As such, although the current valuations of CLO equity and junior debt tranches are expected to fluctuate based on price changes within the loan market, interest rate movements and other macroeconomic factors, those tranches will generally be expected to continue to receive distributions from the CLO vehicle periodically so long as the underlying portfolio does not suffer defaults, realized losses or other covenant violations sufficient to trigger changes in the waterfall allocations. The Fund therefore believe that an investment portfolio consisting of CLO equity and junior debt investments of this type has the ability to provide attractive risk-adjusted rates of return.

The diagram below is for illustrative purposes only. The CLO structure highlighted below is illustrative only and depicts structures among CLO vehicles in which the Fund may invest may vary substantially from the illustrative example set forth below.

The Syndicated Senior Loan Market

The Fund believes that while the syndicated leveraged corporate loan market is relatively large, with Standard and Poor’s estimating the total par value outstanding at approximately $1.4 trillion as of September 30, 2024, this market remains largely inaccessible to a significant portion of investors that are not lenders or approved institutions. The CLO market permits wider exposure to syndicated Senior Loans, but this market is almost exclusively private and predominantly institutional.

The Senior Loan market is characterized by various factors, including:

•        Floating rate instruments.    Senior Loans and other types of CLO Assets typically contain a floating interest rate as opposed to a fixed interest rate, which the Fund believes provides some measure of protection against the risk of interest rate fluctuation. However, all of the Fund’s CLO investments have many CLO Assets which are subject to interest rate floors and since interest rates on CLO Assets may only reset periodically and the amount of the increase following an interest rate reset may be below the interest rate floors of such CLO Assets, the Fund’s ability to benefit from rate resets following an increase in interest rates may be limited.

•        Frequency of interest payments.    Senior Loans and other CLO Assets typically provide for scheduled interest payments no less frequently than quarterly.

Investment Opportunity

The Fund believes that the market for CLO-related assets provides the Fund with opportunities to generate attractive risk-adjusted returns over the long term.

The long-term and relatively low-cost capital that many CLO vehicles have secured, compared with current asset spreads, have created opportunities to purchase certain CLO equity and junior debt instruments that may produce attractive risk-adjusted returns. Additionally, given that the CLO vehicles the Fund invests in are cash flow-based vehicles, this term financing may be beneficial in periods of market volatility.

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The Fund will review a large number of CLO investment opportunities in the current market environment, and the Fund expects that the majority of its portfolio holdings, over the near to intermediate-term, will be comprised of CLO debt and equity securities, with the more significant focus over the near-term likely to be on CLO equity securities.

Summary Risk Factors

The value of the Fund’s assets, as well as the market price of its securities, will fluctuate. The Fund’s investments may be risky, and you may lose all or part of your investment in the Fund.

•        Limited Operating History.    The Fund is a non-diversified, closed-end management investment company with limited operating history as such. The Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective, achieve its desired portfolio composition, or raise sufficient capital;

•        Lack of Diversification.    The Fund’s portfolio of investments may lack diversification among CLO vehicles which may subject the Fund to a risk of significant loss if one or more of these CLO vehicles experiences a high level of defaults on its underlying CLO Assets;

•        Key Personnel.    The Fund is dependent upon Oxford Park Management’s key personnel for its future success, particularly Jonathan H. Cohen and Saul B. Rosenthal;

•        Incentive Fee Risks.    The Fund’s incentive fee structure and the formula for calculating the fee payable to Oxford Park Management may incentivize Oxford Park Management to pursue speculative investments, use leverage when it may be unwise to do so, or refrain from de-levering when it would otherwise be appropriate to do so;

•        Use of Leverage:    Risk of Borrowing by the Fund. The Fund may borrow money, which magnifies the potential for gain or loss on amounts invested, subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund;

•        Valuation Risk.    The Fund’s investment portfolio is recorded at fair value, with the Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, its estimate of fair value and, as a result, there will be uncertainty as to the value of the Fund’s portfolio investments;

•        Risks Relating to our RIC Status.    To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status;

•        Risks of Investing in CLOs and Other Structured Debt Securities.    CLOs and other structured finance securities are generally backed by a pool of credit-related assets that serve as collateral. Accordingly, CLO and structured finance securities present risks similar to those of other types of credit investments, including default (credit), interest rate, prepayment, and liquidity risks. In addition to the general risks associated with investing in debt securities, CLO vehicles carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the credit quality of the CLO Assets that serve as collateral may decline or the CLO Asset may default; (iii) the Fund’s investments in CLO debt and equity will likely be subordinate to other senior classes of CLO debt; and (iv) the CLO vehicle itself may experience an event of default, leading to acceleration of the CLO’s debt and liquidation of CLO Assets at undesirable prices. Since the Fund primarily invests in junior debt and equity tranches of a CLO, in the event of default, insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO issuer, holders of senior debt instruments would be entitled to receive payment in full before the Fund receives any distribution.

•        Risks Related to Concentration.    The Fund’s financial results may be affected adversely if one or more of its significant equity or junior debt investments in such CLO vehicles defaults on its payment obligations or fails to perform as the Fund expects. In addition, the CLO Asset portfolios of the CLO vehicles in which the Fund invests may be concentrated in a limited number of industries, which may subject those vehicles, and in turn the Fund, to a risk of significant loss if there is a downturn in a particular industry in which a number of the Fund’s CLO vehicles’ investments are concentrated;

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•        Interest Rate Risk.    The Fund is exposed to risks associated with changes in interest rates. The Fund may be subject to heightened interest rate risk because the Federal Reserve has raised, and may continue to raise, interest rates;

•        Credit Risk.    If (1) a CLO in which the Fund invests, (2) an underlying asset of any such CLO or (3) any other type of credit investment in the Fund’s portfolio declines in price or fails to pay interest or principal when due because the issuer or debtor, as the case may be, experiences a decline in its financial status, the Fund’s income and/or NAV would be adversely impacted.

•        Risks of Warehoused Investments.    The Fund may invest in warehouse facilities. During the period in which the Fund has capital invested in such warehouse facilities, the price and availability of loans may be adversely affected by a number of market factors, including price volatility, interest rate volatility and availability of investments suitable for the CLO. This could hamper the ability of the collateral manager to acquire a portfolio of loans that will satisfy specified concentration limitations and allow the CLO to reach the target initial par amount of collateral prior to the effective date, which may cause the Fund to receive less than face value of its investment. Investments in warehouse facilities also present risks similar to those of CLOs.

•        Shares Not Listed; No Market for Shares.    Unlike certain other closed-end funds, the Fund’s Shares will not be listed on any securities exchange;

•        Closed-end Fund; Liquidity Risks.    Regulations governing the Fund’s operation as a registered closed-end management investment company, including the asset coverage ratio requirements under the 1940 Act, affect its ability to raise additional capital and the way in which it does so. The raising of debt capital may expose the Fund to risks, including the typical risks associated with leverage;

•        Repurchase Risks.    The Fund has no obligation to repurchase Shares at any time; any repurchases will only be made at such times, in such amounts, and on such terms as may be determined by the Board of Directors, in its sole discretion. The Fund should therefore be considered to offer limited liquidity;

•        Distribution Payment Risk.    The Fund’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses, as well as any applicable sales load;

•        Adverse Developments in the Capital Markets.    The Fund is currently operating in a period of capital markets disruption and economic uncertainty; and

•        Market Risk.    The Fund may be materially adversely affected by market, economic and political conditions and natural and man-made disasters, including pandemics, wars and supply chain disruptions, globally and in the jurisdictions and sectors in which the Fund invests.

See “Risks” beginning on page 26, and the other information included in this Prospectus and any accompanying prospectus supplement, for additional discussion of factors you should carefully consider before investing in the Fund’s securities.

Operating and Regulatory Structure

The Fund is a Maryland corporation that is a non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. As a registered closed-end fund, the Fund is required to meet regulatory tests. See “Regulation as a Registered Closed-End Management Investment Company.” The Fund may also borrow funds to make investments. In addition, the Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. See “Tax Aspects.”

The Fund’s investment activities are managed by Oxford Park Management and supervised by its Board of Directors. Oxford Park Management is an investment adviser that is registered under the Advisers Act. Under the Investment Advisory Agreement, the Fund has agreed to pay Oxford Park Management an annual base management fee based on its gross assets as well as an incentive fee based on its performance. See “Management and Incentive Fees.” The Fund has also entered into an Administration Agreement with Oxford Funds, which it refers to as the Administration

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Agreement, under which the Fund has agreed to reimburse Oxford Funds for its allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under the Administration Agreement, including furnishing the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing the Fund with other administrative services.

Oxford Funds also serves as the managing member of Oxford Park Management. Messrs. Cohen and Rosenthal, in turn, serve as the managing member and non-managing member, respectively, of Oxford Funds.

Our Corporate Information

The Fund’s offices are located at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830, and its telephone number is (203) 983-5275.

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SUMMARY OF TERMS

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this Prospectus and the Statement of Additional Information.

THE FUND	The Fund is a Maryland corporation that is registered under the 1940 Act as a non-diversified, closed-end management investment company.
THE ADVISER	Oxford Park Management serves as the Fund’s investment adviser. Oxford Park Management is registered as an investment adviser with the SEC under the Advisers Act.
SECURITIES OFFERED

The Fund is offering 20,000,000 aggregate Shares of Class A, Class C and Class I through a separate prospectus and Class L through this prospectus on a continuous basis at NAV per Share plus any applicable sales load.

LEVERAGE

The Fund may use leverage as and to the extent permitted by the 1940 Act. The Fund is permitted to obtain leverage using any form of financial leverage instruments, including funds borrowed from banks or other financial institutions, margin facilities, notes or preferred stock and leverage attributable to reverse repurchase agreements or similar transactions. Instruments that create leverage are generally considered to be senior securities under the 1940 Act. Under the 1940 Act, the Fund is only permitted to incur additional indebtedness to the extent its asset coverage, as defined under the 1940 Act, is at least 300% immediately after each such borrowing. With respect to preferred stock, the Fund will generally be required to meet an asset coverage ratio, as defined under the 1940 Act, of at least 200% immediately after each issuance of such preferred stock. If the Fund does not meet these asset coverage requirements, the Fund may be required to sell a portion of its investments and, depending on the nature of its leverage, repay a portion of its indebtedness or redeem outstanding shares of preferred stock, in each case at a time when doing so may be disadvantageous.

BOARD OF DIRECTORS

The Board of Directors oversees and monitors the Fund’s management and operations. A majority of the members of the Board of Directors are considered independent and are not “interested persons” (as defined in section 2(a)(19) of the 1940 Act) of the Fund or the Adviser (collectively, the “Independent Directors”). See “Management of the Fund.”

MANAGEMENT AND INCENTIVE FEES

Pursuant to the investment advisory agreement, dated as of February 14, 2023 (the “Investment Advisory Agreement”), by and between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”).

The Fund pays the Adviser a Management Fee equal to an annual rate of 2.0% of the average of the Fund’s gross assets, including assets purchased with borrowed funds or other forms of leverage, at the end of the two most recently completed quarters. The Management Fee is payable quarterly in arrears.

The Fund pays the Adviser an Incentive Fee each quarter equal to twenty percent (20.0%) of the amount by which Pre-Incentive Fee Net Investment Income (as defined below) for the quarter that exceeds a hurdle rate of 1.75% (which is 7.00% annualized) of the Fund’s net assets at the end of the immediately preceding calendar quarter, subject to a “catch-up” provision.

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“Pre-Incentive Fee Net Investment Income” means interest income, fee income, distribution/dividend income and any other income accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the Management Fee and expenses payable under the Administration Agreement but excluding any Incentive Fee). “Pre-Incentive Fee Net Investment Income” includes, in the case of investments with a deferred interest feature, accrued income that the Fund has not yet received in cash.

See “Management and Incentive Fees.”

The Adviser seeks to provide qualified personnel to fulfill its duties hereunder and, except as set forth in the following sentence, bears all costs and expenses incurred in connection with its investment advisory duties hereunder. The Fund shall reimburse the Adviser for all direct and indirect costs and expenses incurred by the Adviser for office space rental, office equipment, utilities and other non-compensation related overhead allocable to performance of investment advisory services under the Investment Advisory Agreement by the Adviser, including the costs and expenses of due diligence of potential investments, monitoring performance of the Fund’s investments, enforcing the Fund’s rights in respect of its investments and disposing of investments. The Fund shall also be responsible for the payment of all the Fund’s other expenses, including:

•   the cost of its organization and securities offerings;

•   the cost of calculating its NAV, including the cost of any third-party valuation services;

•   the cost of effecting sales and repurchases of its shares and other securities;

•   interest payable on debt, if any, to finance its investments;

•   fees payable to third parties relating to, or associated with, making investments, including data services and trade processing software, legal fees and expenses and fees and expenses associated with performing due diligence reviews of prospective investments and advisory fees as well as expenses associated with such activities;

•   the costs associated with protecting its interests in its investments, including legal fees;

•   transfer agent and custodial fees;

•   fees and expenses associated with marketing and investor relations efforts, including proxy solicitations, shareholder meetings and sponsorship of and/or attendance at marketing presentations, investor relations and industry conferences, seminars or informational meetings and any travel and other related expenses attendant thereto;

•   federal and state registration fees, any stock exchange listing fees;

•   federal, state and local taxes;

•   Independent Directors’ fees and expenses including travel and other costs associated with the performance of Independent Directors’ responsibilities;

•   brokerage commissions;

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•   fidelity bond, director and officers errors and omissions liability insurance and other insurance premiums;

•   direct costs and expenses of administration, including printing, mailing, long distance telephone and staff;

•   fees and expenses associated with independent audits and outside legal costs;

•   costs associated with its reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;

•   all other expenses incurred by either Oxford Funds or the Fund in connection with administering its business, including payments under the Administration Agreement that will be based upon its allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and its allocable portion of the costs of compensation and related expenses of its Chief Compliance Officer and Chief Financial Officer and any administrative support staff, including accounting personnel. Related expenses include but are not limited to health costs, payroll taxes and training expenses.

Class L of the Fund is responsible for the payment of distribution and/or shareholder servicing fees to the extent applicable.
ADMINISTRATION EXPENSES

Pursuant to the Administration Agreement, the Administrator furnishes the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as provides the Fund with other administrative services. In addition, the Fund reimburses Oxford Funds for its allocable portion of the compensation of its Chief Financial Officer and any administrative support staff, including accounting personnel. The Fund will also reimburse Oxford Funds for the costs associated with the functions performed by its Chief Compliance Officer that Oxford Funds pays on the Fund’s behalf pursuant to the terms of an agreement between the Fund and ACA. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party prior to the initial term or renewal date.

DISTRIBUTIONS

The Fund’s distribution policy is to make monthly distributions to shareholders. The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the shareholder’s original investment. See “Distributions.”

If a record date for a particular distribution occurs before an investor’s date of settlement, such investor who purchases Shares in this offering will not be entitled to receive such distribution.

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DISTRIBUTION REINVESTMENT PLAN

The Fund has adopted an “opt out” distribution reinvestment plan. If the Fund’s Shares are registered in the shareholders’ own name, the shareholders’ distributions will automatically be reinvested under the Fund’s distribution reinvestment plan in additional whole and fractional Shares, unless the shareholder “opts out” of the Fund’s distribution reinvestment plan so as to receive cash distributions by delivering a written notice to its distribution paying agent. If the Fund’s Shares are held in the name of a broker or other nominee, the shareholder should contact the broker or nominee for details regarding opting out of the Fund’s distribution reinvestment plan. Shareholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as shareholders who elect to receive their distributions in cash. See “Distribution Reinvestment Plan.”

INVESTOR SUITABILITY

An investment in the Fund involves a considerable amount of risk. A shareholder may lose money. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor’s investment objectives and personal situation and (ii) consider factors such as the investor’s personal net worth, income, age, risk tolerance and liquidity needs. The Fund is an illiquid investment. Shareholders have no right to require the Fund to redeem their Shares in the Fund. See “Risks Relating to an Investment in the Fund’s Securities — Closed-End Fund; Liquidity Risks.”

PURCHASES OF SHARES

Shares may be purchased as of the first business day of each calendar month (the “Acceptance Date”) based upon the Fund’s then current NAV. Each date on which Shares are delivered is referred to as a “Closing Date.” While the Fund intends to have monthly closings, the Board of Directors reserves the right in its sole discretion to suspend or modify monthly closings from time to time when it believes it is in the best interests of the Fund. The Fund may sell Shares using an investor application, which will be delivered to the transfer agent (“Investor Application”). See “Management of the Fund — Custodians, Distribution Paying Agent, Transfer Agent and Registrar.” Prior to the receipt and acceptance of the Investor Application, an investor’s funds will be held in escrow.

The minimum initial investment in the Fund by an investor is $2,500. Additional investments in the Fund must be made in a minimum amount of $500. The minimum initial and additional investments may be reduced by the Fund. The Fund also reserves the right to waive investment minimums.

Except as otherwise permitted by the Board of Directors, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due nine business days after the Acceptance Date. A prospective investor must also submit a completed Investor Application (including investor certifications) due nine business days after the Acceptance Date. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed Investor Application (including investor certifications) are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and Investor Application for processing in the next Acceptance Date.

Pending any closing, funds received from prospective investors will be placed in an account with the transfer agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.

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Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

The Fund reserves the right to reject any purchase of Shares for any reason (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor.

PLAN OF DISTRIBUTION	Fund Shares are sold through the Dealer Manager pursuant to the terms of a dealer manager agreement (the “Dealer Manager Agreement”).

The Dealer Manager acts as a distributor of the Fund’s Shares on a best-efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Dealer Manager at NAV per Share plus any applicable sales load. Under the Dealer Manager Agreement, the Dealer Manager also provides certain advertising and promotional services in consideration of its receipt of a dealer manager fee. The Dealer Manager also may enter into selling agreements with Selling Agents for the sale and distribution of the Fund’s Shares.

The Dealer Manager is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange, and the Dealer Manager will not act as a market maker in Fund Shares.

The Fund, the Adviser or its affiliates may pay additional compensation to Selling Agents and their agents that have made arrangements with the Dealer Manager or the Fund and are authorized to buy and sell Shares of the Fund in connection with the sale of Shares. In return for the additional compensation, the Fund may receive certain marketing benefits or services including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The additional compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

ORGANIZATIONAL AND OFFERING EXPENSE SUPPORT AND REIMBURSEMENT AGREEMENT	The Fund and the Adviser have entered into an O&O Expense Support and Reimbursement Agreement.

Pursuant to the O&O Expense Support and Reimbursement Agreement, the Adviser pays all O&O expenses incurred by or on behalf of the Fund prior to April 3, 2023 (“Pre-Effective Date O&O Expenses”), subject to the reimbursement described below. The Fund pays all O&O expenses incurred by it or by others on its behalf on and after April 3, 2023 (such expenses are referred to herein as the “Post-Effective Date O&O Expenses”).

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Expense payments made by the Adviser are subject to reimbursement from the Fund commencing on April 3, 2023 and ending on the third-year anniversary of the date on which such Pre-Effective Date O&O Expenses were paid by the Adviser on the Fund’s behalf. Reimbursement of any Pre-Effective Date O&O Expenses by the Fund to the Adviser (such full or partial reimbursement is referred to herein as the “O&O Expense Reimbursement Amount”) will only be made if, at the time of reimbursement, the amount of all Post-Effective Date O&O Expenses then incurred by the Fund, together with the O&O Expense Reimbursement Amount, does not exceed 1.50% of the gross proceeds then raised by the Fund in connection with the offering of shares of its common stock pursuant to the Form N-2.

EXPENSE SUPPORT AND REIMBURSEMENT AGREEMENT AND FEE WAIVER	The Fund and the Adviser have entered into an Expense Support and Reimbursement Agreement dated April 3, 2023 (“Expense Support Agreement”).

Pursuant to the Expense Support Agreement, the Adviser pays or is responsible for all ordinary operating expenses (as defined in the Expense Support Agreement) incurred by or on behalf of the Fund until such time that the Fund has total assets of $50 million, subject to the reimbursement described below.

Any such ordinary operating expense payments made by the Adviser are subject to reimbursement from the Fund for the period commencing on the last business day of the calendar month in which such expense payment was made and ending on the third-year anniversary of the last business day of the calendar month in which such expense payment was made by the Adviser on the Fund’s behalf. Reimbursement of any such expenses by the Fund to the Adviser (such full or partial reimbursement is referred to herein as the “Expense Reimbursement Amount”) will only be made if, at the time of reimbursement, the amount of such ordinary operating expenses incurred by the Fund during a fiscal year in which such repayment is made, together with the Expense Reimbursement Amount, does not exceed 1.50% of the total assets of the Fund.

The Adviser signed a waiver letter agreement dated February 14, 2023, (the “Waiver Letter”) pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser for the twelve-month period ending March 31, 2024.

The Adviser signed an extension to the Waiver Letter dated January 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending June 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed a second extension to the Waiver Letter dated May 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending September 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On September 3, 2024, the Adviser signed a third extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending December 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On November 20, 2024, the Adviser signed a fourth extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending March 31, 2025, pursuant to the Investment Advisory Agreement between the Fund and the Adviser.

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SHARE CLASS

Consistent with the terms in the separate prospectus for each class of shares, the Fund issues four classes of Shares: Class A Shares, Class C Shares, Class I Shares and Class L Shares. Generally, Class L Shares are offered through Selling Agents on brokerage or transactional platforms. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If you have hired an intermediary and are eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for you. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares and the total costs and expenses associated with a particular share class. See “Plan of Distribution.”

Each investor’s financial considerations are different. You should speak with your intermediary to help you decide which share class is best for you. Not all intermediaries offer all classes of shares. If your intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class L Shares are charged selling commissions and dealer manager fees. The expected sales load of the Fund’s Class L Shares are set forth below:
Class L
4.25%

Class A Shares, Class C Shares and Class I Shares are offered through a different prospectus.

The Fund and the Adviser rely on exemptive relief from the SEC that permits the Fund to issue multiple classes of shares of common stock with varying sales loads, contingent deferred sales charges, and/or asset-based service and/or distribution fees.

ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a shareholder, solely as a result of the ERISA plan’s investment in the Fund. See “ERISA Considerations.”

UNLISTED CLOSED-END FUND STRUCTURE

The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.

Liquidity will be provided by the Fund only through limited repurchase offers described below (if at all). An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Risks Relating to an Investment in the Fund’s Securities — Closed-End Fund; Liquidity Risks.”

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The Fund may, but is not obligated to, pursue a liquidity event for its shareholders. A liquidity event could include, among other things, (1) the sale of all or substantially all of the Fund’s assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of the Fund’s Shares on a national securities exchange or (3) a merger or another transaction approved by the Board of Directors in which the shareholders will receive cash or shares of a publicly traded company. The Fund refers to the aforementioned scenarios as “liquidity events.” See “Liquidity Strategy.”

The Fund believes that a closed-end structure is most appropriate for the long-term nature of the Fund’s strategy. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund, except through repurchases conducted through the share repurchase program, no matter how the Fund performs.

VALUATIONS

The Board of Directors determines the value of the Fund’s investment portfolio typically monthly and no less frequently than quarterly for each sale of Shares in accordance with Section 23(b) of the 1940 Act, after consideration of the Board of Director’s valuation committee’s (the “Valuation Committee”) recommendation of fair value. The Adviser compiles the relevant information, including a financial summary, covenant compliance review and recent trading activity in the security, if known. All available information, including non-binding indicative bids which may not be considered reliable, typically will be presented to the Valuation Committee to consider. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases the Valuation Committee generally will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available. The Fund may elect to engage third-party valuation firms to provide assistance to the Fund’s Valuation Committee and Board of Directors in valuing certain of the Fund’s investments. The Valuation Committee expects to evaluate the impact of such additional information, and factor it into its consideration of fair value. See “Determination of Net Asset Value.”

SHARE REPURCHASE PROGRAM

No shareholder has the right to require the Fund to redeem Shares. The Fund may from time to time offer to repurchase Shares pursuant to written tenders by shareholders. Subject to the Board of Director’s discretion, the Fund intends to offer to repurchase Shares from shareholders in each quarter in an amount up to 5% of the Fund’s NAV. The Fund may extend multiple offers to repurchase Shares in a quarter in an aggregate amount of 5% of the Fund’s NAV.

There is no minimum number of Shares which must be repurchased in any repurchase offer. The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Directors, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board of Directors will consider the recommendations of the Adviser as to the timing and amount of such an offer, as well as a variety of operational, business and economic factors.

The Adviser currently expects that, generally, it will recommend to the Board of Directors, subject to the Board of Directors’ discretion, that the Fund offer to repurchase Shares from shareholders quarterly, with such repurchases to be offered at the Fund’s NAV per share as of March 31, June 30, September 30 and December 31, as applicable. Each repurchase offer will generally commence at least 20 business days prior to the applicable repurchase date. There can be no assurance that the Board of Directors will approve the Adviser’s recommendation that the Fund repurchase Shares.

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If a repurchase offer is oversubscribed by shareholders who tender Shares, the Fund will repurchase a pro rata portion by value of the Shares tendered by each shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law. The Fund also has the right to repurchase all of a shareholder’s Shares at any time if the aggregate value of such shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. In addition, the Fund has the right to repurchase Shares of shareholders if the Fund determines that the repurchase is in the best interest of the Fund.

In general, the Fund is not able to dispose of its investment in CLO securities except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in CLO securities in a timely manner or otherwise fund the share repurchase offer. See “Repurchases of Shares.”

SUMMARY OF TAXATION

The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to shareholders, as applicable. To qualify for and maintain its treatment as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source-of-income and asset diversification requirements and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to shareholders, if any. See “Distributions” and “Tax Aspects.”

FISCAL YEAR	The Fund’s fiscal year-end is September 30.
REPORTS TO SHAREHOLDERS

As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to shareholders for tax purposes will be furnished to shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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SUMMARY OF FEES AND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that an investor in Class L Shares of the Fund can expect to bear directly or indirectly. The Fund cautions you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this Prospectus contains a reference to fees or expenses paid by “you,” “us” or “Oxford Park Income Fund, Inc.,” or that “Fund,” or “we” will pay fees or expenses, shareholders will indirectly bear such fees or expenses as investors in the Fund.

Stockholder Transaction Expenses (as a percentage of offering price)(1)
Sales load to Dealer Manager(2)	4.25%
Distribution reinvestment plan fees(3)	—
Total stockholder transaction expenses	4.25%

Annual expenses (as a percentage of net assets attributable to shares)(1)
Base management fee(4)	2.12%
Incentive fees payable under our investment advisory agreement (20% of net investment income)(5)	2.34%
Interest payments on borrowed funds(6)	—
Distribution and shareholder servicing fee(7)(8)	0.50%
Other expenses(9)	6.55%
Total annual expenses(10)	11.51%
Less expense waiver and/or expense reimbursement(11)	(7.29)%
Total annual net expenses(10)	4.22%

Example

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Class L Shares. In calculating the following expense amounts, the Fund has assumed its annual net expenses would remain at the percentage levels set forth in the table above (except that the one-year example incorporates the fee waiver and/or expense reimbursement arrangement(s) in effect through March 31, 2025) and that shareholders would pay a sales load of 4.25%, comprised of a selling commission of 3.50% and a dealer manager fee of 0.75%, with respect to Class L Shares sold by the Fund in this offering.
	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:(1)(6)	$88	$183	$278	$508	(7)

____________

(1)      Amount assumes that the Fund raises approximately $25.0 million in net equity proceeds during the 12 months following the effectiveness of this Registration Statement, resulting in estimated net assets of approximately $41.7 million as of the period ended 12 months following the effectiveness of this Registration Statement. Actual expenses will depend on the number of Class L Shares the Fund sells in this offering and the amount of leverage it employs. For example, if the Fund were to raise proceeds significantly less than this amount over the next twelve months, the Fund’s expenses as a percentage of its average net assets would be significantly higher. There can be no assurance that the Fund will sell $25.0 million of Class L Shares during the twelve months following the effectiveness of this Registration Statement.

(2)      “Sales load” includes selling commissions of 3.50% and dealer manager fees of 0.75% payable upon a purchase of Class L Shares.

(3)      The expenses of the distribution reinvestment plan are included in Other Expenses. See “Distribution Reinvestment Plan.”

(4)      The Fund’s base management fee is calculated monthly and payable quarterly in arrears at an annual rate equal to 2.00% of its gross assets, including assets purchased with borrowed funds or other forms of leverage, at the end of the two most recently completed quarters.

(5)      Amount reflects the estimated annual incentive fees payable to the Adviser over the next twelve months. Based on its current business plan, the Fund anticipates that the net proceeds from the offering of securities will be invested within three months after receipt of proceeds, although such period may vary and depends on the size of the offering and the availability of appropriate investment opportunities consistent with the Fund’s investment objectives and market conditions. The Fund cannot assure you it will achieve its targeted investment pace, which may negatively impact its returns.

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The Incentive Fee, which is payable quarterly in arrears, equals 20.0% of the excess, if any, of the Funds “Pre-Incentive Fee Net Investment Income” that exceeds a 1.75% quarterly (7.0% annualized) hurdle rate, which the Fund refers to as the “Hurdle,” subject to a “catch-up” provision measured at the end of each calendar quarter. The Incentive Fee is computed and paid on income that may include interest that is accrued but not yet received in cash.

The incentive fee in each calendar quarter is paid to the Adviser as follows:

•        no Incentive Fee is payable to the Adviser in any calendar quarter in which the Fund’s Pre-Incentive Fee Net Investment Income does not exceed the Hurdle of 1.75%;

•        100% of the Fund’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle but is less than 2.1875% in any calendar quarter (8.75% annualized) is payable to the Adviser. The Fund refers to this portion of its Pre-Incentive Fee Net Investment Income (which exceeds the Hurdle but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with 20.0% of the Fund’s Pre-Incentive Fee Net Investment Income, as if a Hurdle did not apply when the Fund’s Pre-Incentive Fee Net Investment Income exceeds 2.1875% in any calendar quarter; and

•        20.0% of the amount of the Fund’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized) is payable to the Adviser (once the Hurdle is reached and the catch-up is achieved, 20.0% of all Pre-Incentive Fee Net Investment Income thereafter is allocated to the Adviser).

No Incentive Fee is payable to the Adviser on capital gains. For a more detailed discussion of the calculation of this fee, see “Management and Incentive Fees.”

(6)      Assumes that the Fund will refrain from borrowing for investment purposes over the next twelve months. The Fund does not currently anticipate incurring indebtedness on its portfolio or paying any interest during the next twelve months following the effectiveness of this Registration Statement. Although the Fund has no current intention to do so, the Fund may borrow additional funds to make investments, to the extent the Fund determines that additional capital would allow the Fund to take advantage of additional investment opportunities, if the market for debt financing presents attractively priced debt financing opportunities, or if the Board of Directors determines that leveraging the Fund’s portfolio would be in the Fund’s best interests and the best interests of the Fund’s shareholders. The Fund does not currently anticipate issuing any preferred stock over the next twelve months. The costs associated with any borrowing will be indirectly borne by the Fund’s investors.

(7)      Reflects conversion of Class L shares to Class I shares (which pay lower ongoing expenses) of the Fund on the first business day of the month following the eighth anniversary of the issuance.

(8)      Class L Shares are subject to a distribution and/or shareholder servicing fee at an annual rate of 0.50% of the Fund’s NAV most recently determined preceding the payment date. With respect to Class L Shares, 0.25% of the fee is characterized as a “shareholder servicing fee” and 0.25% is characterized as a “distribution fee.”

(9)      Other expenses include reasonably estimated costs the Fund can expect to incur related to accounting, custody, transfer agency, legal, valuation agent, pricing vendor, market data, marketing and auditing fees of the Fund, organizational and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Directors. The amount presented in the table are based upon estimated amounts for the current fiscal year.

(10)    Each of “Total annual expenses” and “Total annual net expenses” is presented as a percentage of net assets attributable to common stockholders because the holders of shares of our common stock bear all of our fees and expenses, all of which are included in this fee table presentation. The indirect expenses associated with the Fund’s CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then the Fund’s total annual expenses would have been 13.89% and total annual net expenses would have been 6.60%.

(11)    The Fund and the Adviser have entered into an Expense Support and Reimbursement Agreement dated April 3, 2023 (“Expense Support Agreement”). Pursuant to the Expense Support Agreement, the Adviser will pay or be responsible for all ordinary operating expenses (as defined in the Expense Support Agreement) incurred by or on behalf of the Fund until such time that the Fund has total assets of $50 million, subject to the reimbursement described below. Any such ordinary operating expense payments made by the Adviser are subject to reimbursement from the Fund for the period commencing on the last business day of the calendar month in which such expense payment was made and ending on the third-year anniversary of the last business day of the calendar month in which such expense payment was made by the Adviser on the Fund’s behalf. Reimbursement of any such expenses by the Fund to the Adviser (such full or partial reimbursement is referred to herein as the “Expense Reimbursement Amount”) will only be made if, at the time of reimbursement, the amount of such ordinary operating expenses incurred by the Fund during a fiscal year in which such repayment is made, together with the Expense Reimbursement Amount, does not exceed 1.50% of the total assets of the Fund. The Adviser signed a waiver letter agreement dated February 14, 2023 (the “Waiver Letter”), pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser for the twelve-month period ending March 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed an extension to the Waiver Letter dated January 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending June 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed a second extension to the Waiver Letter dated May 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from

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the Fund to the Adviser through the period ending September 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On September 3, 2024, the Adviser signed a third extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending December 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On November 20, 2024, the Adviser signed a fourth extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending March 31, 2025, pursuant to the Investment Advisory Agreement between the Fund and the Adviser.

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, the Fund’s performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at NAV, the Fund generally intends that participants in the Fund’s distribution reinvestment plan during this offering will receive a number of Class L Shares determined by dividing the total dollar amount of the distribution payable to a participant by a price equal to 95% of the price that Class L Shares are sold in the offering at the closing immediately following the distribution payment date or at their NAV if the Fund does not hold a closing for the month immediately following the distribution payment date. See “Distribution Reinvestment Plan” for additional information regarding the Fund’s distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

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THE FUND

The Fund is a non-diversified, closed-end management investment company that is registered under the 1940 Act. The Fund was organized as a Maryland corporation on December 19, 2022 and has limited operating history. The principal office of the Fund is located at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830 and its telephone number is (203) 983-5275.

The Fund’s investment objective is to maximize its portfolio’s risk-adjusted total return. The Fund implements its investment objective by purchasing portions of equity and junior debt tranches of CLO vehicles. Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans.

For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.” There can be no assurance that the Fund will achieve its investment objective.

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THE ADVISER

The Fund’s investment activities are managed by Oxford Park Management, which is an investment adviser that has registered under the Adviser’s Act. Under the Investment Advisory Agreement with Oxford Park Management, the Fund has agreed to pay Oxford Park a Management Fee based on its gross assets, as well as an Incentive Fee based on its performance. See “Management and Incentive Fees.”

The Fund expects to benefit from the ability of the Adviser’s team to identify attractive opportunities, conduct diligence on and value prospective investments, negotiate terms where appropriate, and manage and monitor its portfolio. Oxford Park Management’s senior investment team members have broad investment backgrounds, with prior experience at investment banks, commercial banks, unregistered investment funds and other financial services companies, and have collectively developed a broad network of contacts to provide the Fund with its principal source of investment opportunities.

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USE OF PROCEEDS

The Fund uses the proceeds from the sale of its securities pursuant to this Prospectus to acquire investments in accordance with its investment objectives and strategies described in this Prospectus, to make distributions to shareholders and for general working capital purposes. In addition, the Fund may also use all or a portion of the net proceeds from the sale of its securities to repay any outstanding indebtedness or preferred stock at the time of the offering, if applicable.

The Fund invests the net proceeds of the sale of its Shares in accordance with the Fund’s investment objective and strategies as stated below. The Fund currently anticipates being able to invest any proceeds from the sale of its Shares within three months of receipt of such proceeds, depending on the availability of appropriate investment opportunities consistent with the Fund’s investment objectives and market conditions. Pending such investments, the Fund invests the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality investments that mature in one year or less from the date of investment. The Fund cannot assure you it will achieve its targeted investment pace, which may negatively impact the Fund’s returns.

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INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES

Investment Objective

The Fund’s investment objective is to maximize its portfolio’s risk-adjusted total return. The Fund implements its investment objective by purchasing portions of equity and junior debt tranches of CLO vehicles. Substantially all of the CLO vehicles in which the Fund may invest would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in section 3(c)(1) or section 3(c)(7). Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. The loans within the CLO vehicle are limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit. A CLO vehicle is formed by raising various classes or “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. The CLO vehicles which the Fund focuses on are collateralized primarily by Senior Loans and, to a limited extent, other CLO Assets (such as second lien loans, other subordinated loans, unsecured loans and bonds) and generally have very little or no exposure to real estate, mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. Below investment grade securities, such as the CLO securities in which the Fund primarily invests, are often referred to as “junk.” In addition, the CLO equity and junior debt securities in which the Fund invests are highly leveraged (with CLO equity securities typically being leveraged between nine and thirteen times), which significantly magnifies the Fund’s risk of loss on such investments relative to senior debt tranches of CLOs. A CLO is itself highly leveraged because it borrows significant amounts of money to acquire the underlying commercial loans in which it invests. A CLO borrows money by issuing debt securities to investors (including junior debt securities of the type that the Fund invests), and the CLO equity is the first to bear the risk on the underlying investment. The Fund’s investment strategy also includes warehouse facilities, which are financing structures intended to aggregate loans that may be used to form the basis of a CLO vehicle. Warehouse facilities typically incur leverage between four and six times prior to a CLO’s pricing. The Fund may also invest, on an opportunistic basis, in other corporate credits of a variety of types. Oxford Park Management manages the Fund’s investments and its affiliate arranges for the performance of the administrative services necessary for the Fund to operate.

CLO vehicles, due to their high leverage, are more complicated to evaluate than direct investments in Senior Loans and other CLO Assets. Since the Fund invests in the residual interests of CLO securities, the Fund’s investments are riskier than the profile of the Senior Loans by which such CLO vehicles are collateralized. The Fund’s investments in CLO vehicles are riskier and less transparent to the Fund and its shareholders than direct investments in the underlying Senior Loans. The Fund’s portfolio of investments may lack diversification among CLO vehicles which would subject the Fund to a risk of significant loss if one or more of these CLO vehicles experience a high level of defaults on its underlying CLO Assets. The CLO vehicles in which the Fund invests will have debt that ranks senior to its investment. The market price for CLO vehicles may fluctuate dramatically, which would make portfolio valuations unreliable and negatively impact the Fund’s NAV and its ability to make distributions to its shareholders. The Fund’s financial results may be affected adversely if one or more of its significant equity or junior debt investments in such CLO vehicles defaults on its payment obligations or fails to perform as the Fund expects.

The Fund’s investments in CLO vehicles may be subject to special anti-deferral provisions that could result in the Fund incurring tax or recognizing income prior to receiving cash distributions related to such income. Specifically, the CLO vehicles in which the Fund invests may generally constitute PFICs. Because the Fund will acquire investments in PFICs (including equity tranche investments in CLO vehicles that are PFICs), the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments even if such income is distributed as a taxable dividend by the Fund to its shareholders. See “Risks — Risks Related to the Fund’s Investments” beginning on page 30 to read about factors you should consider before investing in the Fund’s securities.

CLO Structural Elements

Structurally, CLO vehicles are entities formed to originate and/or acquire a portfolio of loans. The CLO portfolio is managed by a collateral manager, which is unaffiliated with the Fund or the Adviser. The loans within the CLO vehicle are generally limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit.

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A CLO vehicle is formed by raising multiple “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. As interest payments are received, the CLO vehicle makes contractual interest payments to each tranche of debt based on their seniority. If there are funds remaining after each tranche of debt receives its contractual interest rate and the CLO vehicle meets or exceeds required collateral coverage levels (or other similar covenants) the remaining funds may be paid to the equity tranche. The contractual provisions setting out this order of payments are set out in detail in the CLO vehicle’s indenture. These provisions are referred to as the “priority of payments” or the “waterfall” and determine any other obligations that may be required to be paid ahead of payments of interest and principal on the securities issued by a CLO vehicle. In addition, for payments to be made to each tranche, after the most senior tranche of debt, there are various tests which must be complied with, which are different for each CLO vehicle.

CLO indentures typically provide for adjustments to the priority of payments in the event that certain cashflow or collateral requirements are not maintained. The collateral quality tests that may divert cashflows in the priority of payments are predominantly determined by reference to the par values of the underlying loans, rather than their current market values. Accordingly, the Fund believes that CLO equity and junior debt investments allow investors to gain exposure to the Senior Loan market on a levered basis without being structurally subject to mark-to-market price fluctuations of the underlying loans. As such, although the current valuations of CLO equity and junior debt tranches are expected to fluctuate based on price changes within the loan market, interest rate movements and other macroeconomic factors, those tranches will generally be expected to continue to receive distributions from the CLO vehicle periodically so long as the underlying portfolio does not suffer defaults, realized losses or other covenant violations sufficient to trigger changes in the waterfall allocations. The Fund therefore believes that an investment portfolio consisting of CLO equity and junior debt investments of this type has the ability to provide attractive risk-adjusted rates of return.

The diagram below is for illustrative purposes only. The CLO structure highlighted below is illustrative only and depicts structures among CLO vehicles in which the Fund may invest may vary substantially from the illustrative example set forth below.

The Fund will typically invest in the equity tranches, which are not rated, and to a lesser extent the “B” and “BB” tranches of CLO vehicles.

The Syndicated Senior Loan Market

The Fund believes that while the syndicated leveraged corporate loan market is relatively large, with Standard and Poor’s estimating the total par value outstanding at approximately $1.4 trillion as of September 30, 2024, this market remains largely inaccessible to a significant portion of investors that are not lenders or approved institutions. The CLO market permits wider exposure to syndicated Senior Loans, but this market is almost exclusively private and predominantly institutional.

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The Senior Loan market is characterized by various factors, including:

•        Floating rate instruments.    Senior Loans and other types of CLO Assets typically contain a floating interest rate as opposed to a fixed interest rate, which the Fund believes provides some measure of protection against the risk of interest rate fluctuation. However, all of the Fund’s CLO investments have many CLO Assets which are subject to interest rate floors and since interest rates on CLO Assets may only reset periodically and the amount of the increase following an interest rate reset may be below the interest rate floors of such CLO Assets, the Fund’s ability to benefit from rate resets following an increase in interest rates may be limited.

•        Frequency of interest payments.    Senior Loans and other CLO Assets typically provide for scheduled interest payments no less frequently than quarterly.

Investment Opportunity

The Fund believes that the market for CLO-related assets provides the Fund with opportunities to generate attractive risk-adjusted returns over the long term.

The long-term and relatively low-cost capital that many CLO vehicles have secured, compared with current asset spreads, have created opportunities to purchase certain CLO equity and junior debt instruments that may produce attractive risk-adjusted returns. Additionally, given that the CLO vehicles the Fund invests in are cash flow-based vehicles, this term financing may be beneficial in periods of market volatility.

The Fund will review a large number of CLO investment opportunities in the current market environment, and it expects that the majority of its portfolio holdings, over the near to intermediate-term, will continue to be comprised of CLO debt and equity securities, with the more significant focus over the near-term likely to be on CLO equity securities.

Investment Selection

Oxford Park Management’s investment team (the “Investment Team”) is responsible for all aspects of the Fund’s investment process. Oxford Park Management’s senior investment team currently consists of Messrs. Cohen and Rosenthal, who serve as members of the investment committee of Oxford Park Management. While the investment strategy involves a team approach, whereby potential transactions are screened by various members of the investment team, Messrs. Cohen or Rosenthal must approve all investments in order for them to close. The stages of the Fund’s investment selection process are as follows:

Deal Sourcing

Deal sourcing is generally conducted through brokers and bankers, and may also be sourced through industry contacts, CLO vehicle sponsors and investors. The Fund believes that it has an active pipeline of deal flow, particularly through multiple CLO trading desks.

Screening

In screening potential investments in CLO vehicles, the Investment Team utilizes a similar income-oriented investment philosophy they employ in their work managing other CLO investments at Oxford Lane Capital Corp. and Oxford Square Capital Corp.

Identification

The Fund identifies opportunities in the CLO market through its network of brokers, dealers, agent banks, collateral mangers and sponsors. The Fund believes that it has developed an infrastructure that provides the Fund with a competitive advantage in locating and acquiring attractive CLO opportunities. The Fund believes that it also has an active pipeline of deal flow, particularly through multiple CLO trading desks. The CLO vehicles which the Fund focuses on are collateralized primarily by senior secured loans made to companies whose debt is unrated or is rated below investment grade, and generally have very little or no direct exposure to real estate, mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. In screening potential investments in CLO vehicles,

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the Fund’s due diligence process generally includes a review of current financial information and projections, review of collateral quality, concentration limitation and coverage test ratios, and a review of the prospective investment’s capital structure and the terms and conditions.

Due Diligence

The Investment Team conducts due diligence on prospective investments.

The Adviser’s due diligence process generally includes some or all of the following elements:

•        review of indenture structures;

•        review of underlying collateral loans;

•        analysis of projected future cash flows; and

•        analysis of compliance with covenants.

Upon the completion of due diligence, the investment professionals present the opportunity to the Adviser’s investment committee, which then determines whether to proceed with the potential investment. Any fees and expenses incurred by Oxford Park Management in connection with due diligence investigations undertaken by third parties will be subject to reimbursement by the Fund, which reimbursements will be in addition to any management or incentive fees payable under the Investment Advisory Agreement to Oxford Park Management. While the investment strategy involves a team approach, the Fund may not enter into a transaction without the prior approval of either Messrs. Cohen or Rosenthal.

Ongoing Relationships

Monitoring

The Adviser monitors the Fund’s investments on an ongoing basis. The Adviser has several methods of monitoring the performance and value of the Fund’s investments, which include the following:

•        review of pricing data and indicative bids for recent transactions in the Fund’s investments;

•        comparisons to other Senior Loans and CLO vehicles; and

•        review of available financial reports for the Fund’s investments.

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RISKS

Investing in the Fund’s Shares involves a number of significant risks. In addition to the other information contained elsewhere in this Prospectus, you should consider carefully the following information before making an investment in the Shares. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially and adversely affected. In such case, the NAV of the Fund’s Shares could decline, and you may lose all or part of your investment.

Risks Related to the Fund’s Business and Structure

Limited Operating History.    The Fund is a non-diversified, closed-end management investment company with limited operating history. As a result, the Fund does not have significant financial information on which you can evaluate an investment in the Fund or the Fund’s prior performance. The Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objectives, achieve its desired portfolio composition, or raise sufficient capital and that the value of your investment could decline substantially or become worthless.

Lack of Diversification.    The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund intends to continue to qualify as a RIC under Subchapter M of the Code, and thus the Fund intends to satisfy the diversification requirements of Subchapter M, including its less stringent diversification requirements that apply to the percentage of the Fund’s total assets that are represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and certain other securities.

“Best-Efforts” Offering Risk.    This offering is being made on a best efforts basis, whereby the Dealer Manager is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum offering amount is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.

Inadequate Network of Broker-Dealer Risk.    The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Dealer Manager to establish, operate and maintain a network of selected broker-dealers to sell the Shares. If the Dealer Manager fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.

Senior Management and Personnel of the Adviser.    The Fund’s ability to achieve its investment objective depends on the Fund’s ability to effectively manage and deploy capital, which depends, in turn, on the Adviser’s ability to identify, evaluate and monitor, and the Fund’s ability to acquire, investments that meet its investment criteria.

Accomplishing the Fund’s investment objective on a cost-effective basis is largely a function of the Adviser’s handling of the investment process, its ability to provide competent, attentive and efficient services and the Fund’s access to investments offering acceptable terms, either in the primary or secondary markets. Even if the Fund is able to grow and build upon its investment operations, any failure to manage its growth effectively could have a material adverse effect on the Fund’s business, financial condition, results of operations and prospects. The results of the Fund’s operations will depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if the Fund cannot successfully operate its business or implement its investment policies and strategies as described herein, it could negatively impact the Fund’s ability to pay distributions.

The Fund’s success also requires that Oxford Park Management retain investment and administrative personnel in a competitive market. Its ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional

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growth opportunities. Many of the entities, including investment funds (such as private equity funds, mezzanine funds and business development companies) and traditional financial services companies, with which the Fund competes for experienced personnel have greater resources than the Fund has.

The Adviser has the right, under the Investment Advisory Agreement, to resign at any time upon 60 days’ written notice, whether the Fund has found a replacement or not. If the Adviser resigns, the Fund may not be able to find a new Adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If the Fund is unable to do so quickly, its operations are likely to experience a disruption, the Fund’s financial condition, business and results of operations as well as its ability to pay distributions are likely to be adversely affected and the market price of the Fund’s Shares may decline. In addition, the coordination of the Fund’s internal management and investment activities is likely to suffer if the Fund is unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Adviser and its affiliates. Even if the Fund is able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with the Fund’s investment objective may result in additional costs and time delays that may adversely affect the Fund’s financial condition, business and results of operations.

Key Personnel.    The Fund depends on the diligence, skill and network of business contacts of the senior management of Oxford Park Management. The senior management, together with other investment professionals, will evaluate, negotiate, structure, close, monitor and service the Fund’s investments. The Fund’s future success will depend to a significant extent on the continued service and coordination of the senior management team, particularly Jonathan H. Cohen, the Chief Executive Officer of Oxford Park Management, and Saul B. Rosenthal, the President of Oxford Park Management. Neither Mr. Cohen nor Mr. Rosenthal will devote all of their business time to the Fund’s operations, and both will have other demands on their time as a result of their other activities. Neither Mr. Cohen nor Mr. Rosenthal is subject to an employment contract. The departure of either of these individuals could have a material adverse effect on the Fund’s ability to achieve its investment objective. In addition, due to Oxford Park Management’s relatively small staff size, the departure of any of Oxford Park Management’s personnel, including investment, accounting and compliance professionals, could have a material adverse effect on the Fund.

Although Messrs. Cohen and Rosenthal have experience managing other investment portfolios, including those of Oxford Lane Capital Corp., a closed-end management investment company that currently invests primarily in CLO debt and equity tranches, Oxford Square Capital Corp., a publicly traded business development company that invests principally in the debt of U.S.-based companies, and Oxford Bridge II, LLC and the Oxford Gate Funds (as defined below), private investment funds that invest principally in the equity of CLOs, their track record and prior achievements are not necessarily indicative of future results that will be achieved by the Adviser. The Fund cannot assure you that it will be able to achieve the results realized by other vehicles managed by Messrs. Cohen and Rosenthal.

Incentive Fee Risks.    The Incentive Fee payable by the Fund to Oxford Park Management may create an incentive for Oxford Park Management to pursue investments on the Fund’s behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. Such a practice could result in the Fund investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns. The Incentive Fee payable to Oxford Park Management is based on the Fund’s Pre-Incentive Fee Net Investment Income, as calculated in accordance with the Fund’s Investment Advisory Agreement. In addition, the Fund’s Management Fee is calculated on the basis of the Fund’s gross assets, including assets acquired through the use of leverage. This may encourage Oxford Park Management to use leverage to increase the aggregate amount of and the return on the Fund’s investments, even when it may not be appropriate to do so, and to refrain from de-levering when it would otherwise be appropriate to do so. Under certain circumstances, the use of leverage may increase the likelihood of default, which would impair the value of the Fund’s securities.

The Fund may invest, to the extent permitted by law, in the securities and other instruments of other investment companies, including private funds, and, to the extent the Fund so invests, will bear its ratable share of any such investment company’s expenses, including management and performance fees. The Fund will also remain obligated to pay management and incentive fees to Oxford Park Management with respect to the assets invested in the securities and other instruments of other investment companies. With respect to each of these investments, each of the Fund’s shareholders will bear his or her share of the Management Fee and Incentive Fee of Oxford Park Management as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which the Fund invests.

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In the course of the Fund’s investing activities, the Fund pays management and incentive fees to Oxford Park Management and reimburses Oxford Park Management for certain expenses it incurs. As a result, investors in the Fund’s Shares invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than an investor might achieve through direct investments.

In addition, given the structure of the Investment Advisory Agreement with Oxford Park Management, any general increase in interest rates will likely have the effect of making it easier for Oxford Park Management to meet the quarterly hurdle rate for payment of Incentive Fees under the Investment Advisory Agreement without any additional increase in relative performance on the part of Oxford Park Management. In addition, in view of the catch-up provision applicable to Incentive Fees under the Investment Advisory Agreement, Oxford Park Management could potentially receive a significant portion of the increase in the Fund’s investment income attributable to such a general increase in interest rates. If that were to occur, the Fund’s increase in net earnings, if any, would likely be significantly smaller than the relative increase in the Adviser’s Incentive Fee resulting from such a general increase in interest rates.

Use of Leverage: Risk of Borrowing by the Fund.    The Fund may in the future issue debt securities or shares of preferred stock and/or borrow money from banks or other financial institutions, which the Fund refers to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, the Fund is permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as the Fund’s asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of its gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, the Fund is permitted to issue shares of preferred stock so long as its asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of its gross assets (less all liabilities and indebtedness not represented by senior securities) to the Fund’s outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of the Fund’s outstanding preferred stock, is at least 200% after each issuance of such preferred stock. If the value of the Fund’s assets declines, the Fund may be unable to satisfy this test. If that happens, the Fund may be required to sell a portion of its investments and, depending on the nature of its leverage, repay a portion of its indebtedness or redeem outstanding debt or shares of preferred stock, if applicable, in each case at a time when doing so may be disadvantageous. Also, any amounts that the Fund uses to service its indebtedness or preferred dividends would not be available for distributions to its common shareholders. Furthermore, as a result of issuing senior securities, the Fund would also be exposed to typical risks associated with leverage, including an increased risk of loss. If the Fund issues preferred stock, the preferred stock would rank “senior” to common stock in the Fund’s capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of its common stockholders, and the issuance of shares of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of the Fund’s common stock or otherwise be in your best interest.

Valuation Risk.    Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value as determined by the Fund in accordance with its written valuation policy with the Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, its estimate of fair value. Typically, there will not be a public market for the type of investments the Fund targets, which will require the Fund to value these securities at fair value based on relevant information compiled by the Adviser, third-party pricing services (when available) and Valuation Committee and with the oversight, review and approval of the Board of Directors.

The determination of fair value and, consequently, the amount of unrealized gains and losses in the Fund’s portfolio, are to a certain degree subjective and dependent on a valuation process approved by the Board of Directors. Certain factors that may be considered in determining the fair value of the Fund’s investments include available indicative bids or quotations, as well as external events, such as private mergers, sales and acquisitions involving comparable companies. Because such valuations, and particularly valuations of private securities, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The fair value of the Fund’s investments may differ materially from the values that would have been used if an active public market for these securities existed. The fair value of the Fund’s investments have a material impact on its net earnings through the recording of unrealized appreciation or depreciation of investments and may cause the Fund’s NAV on a given date to materially understate or overstate the value that the Fund may ultimately realize on one or more of its investments. Investors purchasing the

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Fund’s securities based on an overstated NAV may pay a higher price than the value of the Fund’s investments might warrant. Conversely, investors selling Shares during a period in which the NAV understates the value of the Fund’s investments may receive a lower price for their Shares than the value of its investments might warrant.

Competition.    The Fund may compete for investments with other investment funds (potentially including private equity funds, mezzanine funds and business development companies), as well as traditional financial services companies, which could include commercial banks, investment banks, finance companies and other sources of funding.

Many of the Fund’s competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that may not be available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than the Fund has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and offer higher pricing than the Fund is willing to offer to potential sellers. The Fund may lose investment opportunities if its competitors are willing to pay more for the types of investments that the Fund targets. If the Fund is forced to pay more for its investments, the Fund may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. An increase in the number and/or the size of the Fund’s competitors in its target markets could force the Fund to accept less attractive investments. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on the Fund as a closed-end management investment company.

Conflicts of Interest Risks.    Oxford Park Management’s Investment Team presently manages the portfolios of Oxford Lane Capital Corp., a closed-end management investment company that currently invests primarily in CLO debt and equity tranches, and Oxford Square Capital Corp., a publicly-traded business development company that invests principally in the debt of U.S.-based companies. Additionally, Oxford Park Management’s Investment Team also manages Oxford Gate Master Fund, LLC, Oxford Gate, LLC and Oxford Gate (Bermuda), LLC (collectively, the “Oxford Gate Funds”) and Oxford Bridge II, LLC, managed by Oxford Gate Management, LLC (“Oxford Gate Management”). Oxford Bridge II, LLC and the Oxford Gate Funds are private investment funds. In addition, the Fund’s executive officers and directors, as well as the current and future members of Oxford Park Management may serve as officers, directors or principals of other entities that operate in the same or a related line of business as the Fund. Accordingly, they may have obligations to investors in those entities, the fulfillment of which obligations may not be in the best interests of the Fund or its shareholders. Each of Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds, as well as any affiliated investment vehicle formed in the future and managed by Oxford Park Management or its affiliates may, notwithstanding different stated investment objectives, have overlapping investment objectives with the Fund and, accordingly, may invest in asset classes similar to those targeted by the Fund. As a result, Oxford Park Management’s Investment Team may face conflicts in allocating investment opportunities between the Fund and such other entities. Although Oxford Park Management’s Investment Team will endeavor to allocate investment opportunities in a fair and equitable manner, it is possible that, in the future, the Fund may not be given the opportunity to participate in investments made by investment funds, including Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds, managed by Oxford Park Management or an investment manager affiliated with Oxford Park Management. In any such case, when Oxford Park Management’s Investment Team identifies an investment, it will be required to choose which investment fund should make the investment, although the Fund, Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds are subject to an allocation policy to ensure the equitable distribution of such investment opportunities, consistent with the requirements of the 1940 Act.

As a registered closed-end fund, the Fund is limited in its ability to co-invest in privately negotiated transactions with certain funds or entities managed by Oxford Park Management or its affiliates without an exemptive order from the SEC. On June 14, 2017, the SEC issued an exemptive order (the “Order”) which permits the Fund to co-invest in portfolio companies with certain funds or entities managed by Oxford Park Management or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the Order. Pursuant to the Order, the Fund is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of the shareholders and is consistent with the Fund’s then-current investment objective and strategies.

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The Fund will reimburse Oxford Funds an allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and the Fund’s allocable portion of the compensation of its Chief Financial Officer and any administrative support staff, including accounting personnel. The Fund will also reimburse Oxford Funds for the costs associated with the functions performed by its Chief Compliance Officer that Oxford Funds pays on the Fund’s behalf pursuant to the terms of an agreement between the Fund and ACA. These arrangements may create conflicts of interest that the Board of Directors must monitor. Oxford Park Management is not reimbursed for any performance-related compensation of its employees.

Risks Relating to our RIC Status.    Although the Fund has elected to be treated as a RIC under Subchapter M of the Code, no assurance can be given that the Fund will be able to qualify for and maintain RIC status. If the Fund qualifies as a RIC under the Code, it generally will not be subject to corporate-level federal income taxes on its income and capital gains that are timely distributed (or deemed distributed) as dividends for U.S. federal income tax purposes to the Fund’s shareholders. To qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed as dividends for U.S. federal income tax purposes to the Fund’s shareholders, the Fund must, among other things, meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if the Fund distributes dividends each tax year for U.S. federal income tax purposes of an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Fund’s shareholders.

Risks Related to the Fund’s Investments

Risks Related to CLOs.    The Fund has initially invested principally in equity and junior debt tranches issued by CLO vehicles. Generally, there may be less information available to the Fund regarding the underlying debt investments held by such CLO vehicles than if the Fund had invested directly in the debt of the underlying companies. As a result, the Fund’s stockholders may not know the details of the underlying debt investments of the CLO vehicles in which the Fund invests. The Fund’s CLO investments will also be subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLO vehicles. Additionally, CLOs in which the Fund invests are often governed by a complex series of legal documents and contracts. As a result, the risk of dispute over interpretation or enforceability of the documentation may be higher relative to other types of investments.

In addition to the general risks associated with investing in debt securities, CLO vehicles carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the credit quality of the CLO Assets that serve as collateral may decline or the CLO Asset may default; (iii) the CLO may experience losses associated with selling CLO Assets at a loss; (iv) the Fund’s investments in CLO debt and equity will likely be subordinate to other senior classes of CLO debt; (v) the CLO vehicle itself may experience an event of default, leading to acceleration of the CLO’s debt and liquidation of CLO Assets at undesirable prices and (vi) the complex structure of the security may not be fully understood at the time of investment and may produce disputes among participants of the CLO transaction or unexpected investment results. The Fund’s NAV may also decline over time if its principal recovery with respect to CLO equity investments is less than the price the Fund paid for those investments.

The CLO vehicles in which the Fund invests will issue and sell or have already issued and sold debt tranches that will rank senior to the debt and equity tranches in which the Fund invests. By their terms, such tranches entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the tranches in which the Fund invests. Also, in the event of default, insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO vehicle, holders of senior debt instruments would be entitled to receive payment in full before the Fund receives any distribution. After repaying such senior creditors, such CLO vehicle may not have any remaining assets to use for repaying its obligation to the Fund. In the case of tranches ranking equally with the tranches in which the Fund invests, the Fund would have to share on an equal basis any distributions with other investors holding such securities in the event of a default, insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant CLO vehicle. Therefore, the Fund may not receive back the full amount of its investment (or any of its investment) in a CLO vehicle or may not receive its anticipated yield.

The CLO equity market has experienced significant downturns from time to time. Due to the continued uncertainty in the CLO equity market, the Fund cannot assure you that it will achieve expected investment results and/or maintain its current level of cash distributions. The Fund’s future distributions are dependent upon the investment income the Fund

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receives on its portfolio investments, including its CLO equity investments. To the extent such CLO investments are terminated prior to the specified maturity date, such proceeds derived from a termination may be less than originally contemplated at that time of such investment. This may result in proceeds which may not be of a sufficient amount to invest in future CLO investments in order to generate cash returns that will enable the Fund to maintain the same level of distributions. This may result in a meaningful reduction in, or complete cessation of, the Fund’s distributions going forward. In addition, due to the asset coverage test applicable to the Fund as a registered closed-end management investment company, a reduction in the fair value of the Fund’s investments may limit its ability to make distributions.

Accounting and Tax Implications.    The accounting and tax implications of such investments are complicated. In particular, reported earnings from the equity tranche investments of these CLO vehicles are recorded under GAAP based upon an effective yield calculation. Current taxable earnings on these investments, however, will generally not be determinable until after the end of the fiscal year of each individual CLO vehicle that ends within the Fund’s fiscal year, even though the investments are generating cash flow. In general, the tax treatment of these investments may result in higher distributable earnings in the early years and a capital loss at maturity, while for reporting purposes the totality of cash flows is reflected in a constant yield to maturity.

Limited Access to Information.    None of the information contained in a CLO’s monthly reports, other trustee reports or any other financial information furnished to the Fund as an investor in a CLO is audited and reported upon, nor is an opinion expressed, by an independent public accountant. The Fund is not required to share any trustee reports or other reports received from any CLO with the Fund’s stockholders. Thus, you will have limited information on the assets held by, and the performance of, the CLOs in which the Fund invests.

Illiquidity of CLO Securities and their Investments.    Some instruments issued by CLO vehicles may not be readily marketable and may be subject to restrictions on resale. Securities issued by CLO vehicles are generally not listed on any U.S. national securities exchange and no active trading market may exist for the securities of CLO vehicles in which the Fund may invest. Although a secondary market may exist for the Fund’s investments in CLO vehicles, the market for the Fund’s investments in CLO vehicles may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value.

Failure to Satisfy Financial Tests.    CLO vehicles in which the Fund invests may fail to satisfy certain financial covenants, specifically those with respect to adequate collateralization and/or interest coverage tests. Such failure could lead to a reduction in such CLO’s payments to the Fund because senior debt holders generally would be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive.

Risks Related to CLO Structure.    The Fund’s portfolio includes equity and junior debt investments in CLOs, which involve a number of significant risks. CLOs are typically very highly levered (with CLO equity securities typically being leveraged between nine and 13 times), and therefore the junior equity and debt tranches in which the Fund invests will be subject to a higher degree of risk of total loss. In particular, investors in CLO securities indirectly bear risks of the collateral held by such CLOs. The Fund generally has the right to receive payments only from the CLOs, and generally does not have direct rights against the underlying borrowers or the entity that sponsored the CLO transaction. In addition, the Fund may have the option in certain CLOs to contribute additional amounts to the CLO issuer for purposes of acquiring additional assets or curing coverage tests, thereby increasing the Fund’s overall exposure and capital at risk to such CLO. Although it is difficult to predict whether the prices of assets underlying CLOs will rise or fall, these prices (and, therefore, the prices of the CLOs’ securities) are influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.

CLO Fees and Expenses.    While the CLO vehicles the Fund targets generally enable the investor to acquire interests in a pool of CLO Assets without the expenses associated with directly holding the same investments, the CLO vehicle itself will incur Management Fees (including Incentive Fees) and other expenses. CLO collateral manager fees are charged on the total assets of a CLO but are assumed to be paid from the residual cash flows after interest payments to the CLO senior debt tranches. Therefore, these CLO collateral manager fees are effectively much higher when allocated only to the CLO equity tranche. These fees incurred at the CLO level are in addition to the fees charged by the Adviser at the Fund level. Additionally, CLOs could also be liable to the collateral manager, trustee and other parties for indemnity payments. The Fund, as a CLO equity investor, will generally bear a share of the CLO vehicles’ administrative and other expenses that is proportionate with other CLO equity investors; however, CLO equity investors often negotiate fee rebates through side letters and other arrangements, and there can be no assurance that the Fund will be able to negotiate fee rebates for any CLO in which it invests, or that any fee rebates it does negotiate will be

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as favorable as fee rebates other CLO equity investors may negotiate. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting CLO vehicle or any other investment the Fund may make. If any of these occur, it could materially and adversely affect the Fund’s operating results and cash flows.

Risks Related to Concentration.    The Fund’s portfolio may hold investments in a limited number of CLO vehicles. Beyond the asset diversification requirements associated with its qualification as a RIC under the Code, the Fund does not have fixed guidelines for diversification, it does not have any limitations on the ability to invest in any one CLO vehicle, and its investments may be concentrated in relatively few CLO vehicles. As the Fund’s portfolio is less diversified than the portfolios of some larger funds, it is more susceptible to failure if one or more of the CLO vehicles in which the Fund is invested experiences a high level of defaults on its underlying Senior Loans and Other CLO Assets. Similarly, the aggregate returns the Fund realizes may be significantly adversely affected if a small number of investments perform poorly or if the Fund needs to write down the value of any one investment.

Additionally, the CLO vehicles in which the Fund invests may have CLO Asset portfolios that are concentrated in a limited number of industries or borrowers. A downturn in any particular industry or borrower in which a CLO vehicle is heavily invested may subject that vehicle, and in turn the Fund, to a risk of significant loss and could significantly impact the aggregate returns the Fund realizes. If an industry in which a CLO vehicle is heavily invested suffers from adverse business or economic conditions, a material portion of the Fund’s investment in that CLO vehicle could be affected adversely, which, in turn, could adversely affect its financial position and results of operations.

The Fund may also invest in multiple CLOs managed by the same CLO collateral manager, thereby increasing its risk of loss in the event the CLO collateral manager were to fail, experience the loss of key portfolio management employees or sell its business.

Concentration of Underlying Obligors Across CLOs.    Even if the Fund maintains diversification across different CLO issuers, the Fund may still be subject to concentration risk since CLO portfolios tend to have a certain amount of overlap across underlying obligors. This trend is generally exacerbated when demand for bank loans by CLO issuers outpaces supply. Market analysts have noted that the overlap of obligor names among CLO issuers has increased recently, and is particularly evident across CLOs of the same year of origination, as well as with CLOs managed by the same asset manager. To the extent the Fund invests in CLOs which have a high percentage of overlap, this may increase the likelihood of defaults on the Fund’s CLO investments occurring together.

Risks Related to Reinvestment of CLO Assets.    As part of the ordinary management of its portfolio, a CLO will typically generate cash from asset repayments and sales and reinvest those proceeds in substitute assets, subject to compliance with its investment tests and certain other conditions. The earnings with respect to such substitute assets will depend on the quality of reinvestment opportunities available at the time. If the CLO collateral manager causes the CLO to purchase substitute assets at a lower yield than those initially acquired (for example, during periods of loan compression or in response to the need to satisfy the CLO’s covenants) or sale proceeds are maintained temporarily in cash, it would reduce the excess interest-related cash flow that the CLO collateral manager is able to achieve. The investment tests may incentivize a CLO collateral manager to cause the CLO to buy riskier assets than it otherwise would, which could result in additional losses. These factors could reduce the Fund’s return on investment and may have a negative effect on the fair value of our assets and the market value of our securities. In addition, the reinvestment period for a CLO may terminate early, which would cause the holders of the CLO’s securities to receive principal payments earlier than anticipated. In addition, in CLO transactions in which the Fund owns a minority of the equity tranche, the holders of a majority of the equity tranche direct a call or refinancing of a CLO, thus causing such CLO’s outstanding CLO debt securities to be repaid at par earlier than expected. There can be no assurance that the Fund will be able to reinvest such amounts in an alternative investment that provides a comparable return relative to the credit risk assumed.

Risks Related to CLO Managers.    The Fund relies on CLO collateral managers to administer and review the portfolios of collateral of the CLOs in which they invest. The actions of the CLO collateral managers may significantly affect the return on the Fund’s investments; however, the Fund, as an investor of the CLO, typically does not have any direct contractual relationship with the collateral managers of the CLOs in which the Fund invests. The ability of each CLO collateral manager to identify and report on issues affecting its securitization portfolio on a timely basis could also affect the return on its investments, as the Fund may not be provided with information on a timely basis in order to take appropriate measures to manage its risks. The Fund will also rely on CLO collateral managers to act in the best interests of a CLO it manages; however, such CLO collateral managers are subject to fiduciary duties owed to

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other classes of debt besides those in which the Fund invests; therefore, there can be no assurance that the collateral managers will always act in the best interest of the CLO securities in which the Fund is invested. If any CLO collateral manager were to act in a manner that was not in the best interest of the CLOs, this could adversely impact the overall performance of the Fund’s investments. Furthermore, since the underlying CLO issuer often provides an indemnity to its CLO collateral manager, the Fund may not be incentivized to pursue actions against the collateral manager since any such action, if successful, may ultimately be borne by the underlying CLO issuer and payable from its assets, which could create losses to the Fund as an investor in the CLO. In addition, liabilities incurred by the CLO manger to third parties may be borne by the Fund as an investor in the CLO to the extent such CLO is required to indemnify its collateral manager for such liabilities.

Additionally, there is no guarantee that, for any CLO the Fund invests in, the collateral manager in place when the Fund invests in such CLO securities will continue to manage such CLO through the life of our investment. Collateral managers are subject to removal or replacement by other holders of CLO securities without our consent, and may also voluntarily resign as collateral manager or assign their role as collateral manager to another entity. There can be no assurance that any removal, replacement, resignation or assignment of any particular CLO manager’s role will not adversely affect the returns on the CLO securities in which the Fund invests.

Risks Related to Leverage of Underlying Obligors.    Underlying obligors of the CLO Assets are typically highly leveraged, and there may not be significant restrictions on the amount of debt an obligor can incur. Substantial indebtedness adds additional risk with respect to an obligor and could (i) limit its ability to borrow money for its working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; (ii) require it to dedicate a substantial portion of its cash flow from operations to the repayment of its indebtedness, thereby reducing funds available to it for other purposes; (iii) make it more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and/or (iv) subject it to restrictive financial and operating covenants, which may preclude it from favorable business activities or the financing of future operations or other capital needs. In some cases, proceeds of debt incurred by an obligor could be paid as a dividend to stockholders rather than retained by the obligor for its working capital. Leveraged companies are often more sensitive to declines in revenues, increases in expenses, and adverse business, political, or financial developments or economic factors such as a significant rise in interest rates, a severe downturn in the economy or deterioration in the condition of such companies or their industries. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

If an obligor is unable to generate sufficient cash flow to meet principal and/or interest payments on its indebtedness, it may be forced to take other actions to satisfy its obligations under its indebtedness. These alternative measures may include reducing or delaying capital expenditures, selling assets, seeking additional capital, or restructuring or refinancing indebtedness. Any of these actions could significantly reduce the value of the CLO Assets and thus the CLO securities in which the Fund invests. If such strategies are not successful and do not permit the obligor to meet its scheduled debt service obligations, the obligor may also be forced into liquidation, dissolution or insolvency, and the value of the CLO’s investment in such obligor could be significantly reduced or even eliminated.

Bankruptcy or Insolvency of an Obligor of a CLO Asset.    In the event of a bankruptcy or insolvency of an issuer or borrower of a CLO Asset, a court or other governmental entity may determine that the claims of the relevant CLO are not valid or not entitled to the treatment the CLO expected when making its initial investment decision.

Various laws enacted for the protection of debtors may apply to the CLO Assets held by the CLOs in which the Fund invests. The information in this and the following paragraph represents a brief summary of certain points only, is not intended to be an extensive summary of the relevant issues and is applicable with respect to U.S. issuers and borrowers only. The following is not intended to be a summary of all relevant risks. Similar avoidance provisions to those described below are sometimes available with respect to non-U.S. issuers or borrowers, and there is no assurance that this will be the case which may result in a much greater risk of partial or total loss of value in that underlying CLO Asset.

If a court in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer or borrower of a CLO Asset, such as a trustee in bankruptcy, were to find that such issuer or borrower did not receive fair consideration or reasonably equivalent value for incurring the indebtedness constituting such CLO Asset and, after giving effect to such indebtedness, the issuer or borrower (1) was insolvent; (2) was engaged in a business for which the remaining assets of such issuer or borrower constituted unreasonably small capital; or (3) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could decide to invalidate, in whole or in

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part, the indebtedness constituting the CLO Assets as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of the issuer or borrower or to recover amounts previously paid by the issuer or borrower in satisfaction of such indebtedness. In addition, in the event of the insolvency of an issuer or borrower of a CLO Asset, payments made on such CLO Asset could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year under U.S. Federal bankruptcy law or even longer under state laws) before insolvency.

The CLO Assets of the CLOs in which the Fund invests may be subject to various laws for the protection of debtors in other jurisdictions, including the jurisdiction of incorporation of the issuer or borrower of such CLO Assets and, if different, the jurisdiction from which it conducts business and in which it holds assets, any of which may adversely affect such issuer’s or borrower’s ability to make, or a creditor’s ability to enforce, payment in full, on a timely basis or at all. These insolvency considerations will differ depending on the jurisdiction in which an issuer or borrower or the related CLO Assets are located and may differ depending on the legal status of the issuer or borrower.

U.S. Risk Retention.    In October 2014, six federal agencies (the Federal Deposit Insurance Corporation, or the “FDIC,” the Comptroller of the Currency, the Federal Reserve Board, the SEC, the Department of Housing and Urban Development and the Federal Housing Finance Agency) adopted joint final rules implementing certain credit risk retention requirements contemplated in Section 941 of the Dodd-Frank Act, or the “Final U.S. Risk Retention Rules.” These rules were published in the Federal Register on December 24, 2014. With respect to the regulation of CLOs, the Final U.S. Risk Retention Rules require that the “sponsor” or a “majority owned affiliate” thereof (in each case as defined in the rules), will retain an “eligible vertical interest” or an “eligible horizontal interest” (in each case as defined therein) or any combination thereof in the CLO in the manner required by the Final U.S. Risk Retention Rules.

The Final U.S. Risk Retention Rules became fully effective on December 24, 2016, and to the extent applicable to CLOs in which the Fund invests, the Final U.S. Risk Retention Rules contain provisions that may adversely affect the return of the Fund’s investments. On February 9, 2018, a three-judge panel of the United States Court of Appeals for the District of Columbia Circuit, or the “DC Circuit Court,” rendered a decision in The Loan Syndications and Trading Association v. Securities and Exchange Commission and Board of Governors of the Federal Reserve System, No. 1:16-cv-0065, in which the DC Circuit Court held that open market CLO collateral managers are not “securitizers” subject to the requirements of the Final U.S. Risk Retention Rules (the “DC Circuit Ruling”). Thus, collateral managers of open market CLOs are no longer required to comply with the Final U.S. Risk Retention Rules at this time. As such, it is possible that some collateral managers of open market CLOs will decide to dispose of the securities (or cause their majority owned affiliates to dispose of the securities) constituting the “eligible vertical interest” or “eligible horizontal interest” they were previously required to retain or take other actions with respect to such securities that is not otherwise prohibited by the Final U.S. Risk Retention Rules. To the extent either the underlying collateral manager or its majority-owned affiliate divests itself of such securities, or to the extent none of the underlying collateral manager or its affiliates holds any CLO securities in any event, this will reduce the degree to which the relevant collateral manager’s incentives are aligned with those of the holders of the CLO debt or equity (which may include the Fund as a CLO investor). This could influence the way in which the relevant collateral manager manages the CLO assets and/or makes other decisions under the transaction documents related to the CLO in a manner that is adverse to the Fund.

There can be no assurance or representation that any of the transactions, structures or arrangements currently under consideration by or currently used by CLO market participants will comply with the Final U.S. Risk Retention Rules to the extent such rules are reinstated or otherwise become applicable to open market CLOs. The ultimate impact of the Final U.S. Risk Retention Rules on the loan securitization market and the leveraged loan market generally remains uncertain, and any negative impact on secondary market liquidity for securities comprising a CLO may be experienced due to the effects of the Final U.S. Risk Retention Rules on market expectations or uncertainty, the relative appeal of other investments not impacted by the Final U.S. Risk Retention Rules and other factors.

EU/UK Risk Retention.    The securitization industry in both European Union (“EU”) and the United Kingdom (“UK”) has also undergone a number of significant changes in the past few years. Regulation (EU) 2017/2402 relating to a European framework for simple, transparent and standardized securitization (as amended by Regulation (EU) 2021/557 and as further amended from time to time, the “EU Securitization Regulation”) applies to certain specified EU investors, and Regulation (EU) 2017/2402 relating to a European framework for simple, transparent and standardized securitization in the form in effect on 31 December 2020 (which forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”)) (as amended by the Securitization (Amendment)

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(EU Exit) Regulations 2019 and as further amended from time to time, the “UK Securitization Regulation” and, together with the EU Securitization Regulation, the “Securitization Regulations”) applies to certain specified UK investors, in each case, who are investing in a “securitization” (as such term is defined under each Securitization Regulation).

The due diligence requirements of Article 5 of the EU Securitization Regulation (the “EU Due Diligence Requirements”) apply to each investor that is an “institutional investor” (as such term is defined in the EU Securitization Regulation), being an investor which is one of the following: (a) an insurance undertaking as defined in Directive 2009/138/EC of the European Parliament and of the Council of 25 November 2009 on the taking-up and pursuit of the business of Insurance and Reinsurance (Solvency II) (recast) (“Solvency II”); (b) a reinsurance undertaking as defined in Solvency II; (c) subject to certain conditions and exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 of the European Parliament and of the Council of 14 December 2016 on the activities and supervision of institutions for occupational retirement provision (IORPs) (the “IORP Directive”), or an investment manager or an authorized entity appointed by an institution for occupational retirement provision pursuant to the IORP Directive; (d) an alternative investment fund manager (“AIFM”) as defined in Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers that manages and/or markets alternative investment funds in the EU; (e) an undertaking for the collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC of the European Parliament and of the Council of 13 July 2009 on the coordination of laws, regulations and administrative provisions relating to undertakings for collective investment in transferable securities (UCITS) (the “UCITS Directive”); (f) an internally managed UCITS, which is an investment company authorized in accordance with the UCITS Directive and which has not designated a management company authorized under the UCITS Directive for its management; or (g) a credit institution as defined in Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms (the “CRR”) for the purposes of the CRR, or an investment firm as defined in the CRR, in each case, such investor an “EU Institutional Investor”.

The due diligence requirements of Article 5 of the UK Securitization Regulation (the “UK Due Diligence Requirements” and, together with the EU Due Diligence Requirements, the “Due Diligence Requirements”) apply to each investor that is an “institutional investor” (as such term is defined in the UK Securitization Regulation), being an investor which is one of the following: (a) an insurance undertaking as defined in the Financial Services and Markets Act 2000 (as amended, the “FSMA”); (b) a reinsurance undertaking as defined in the FSMA; (c) an occupational pension scheme as defined in the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized under the FSMA; (d) an AIFM (as defined in the Alternative Investment Fund Managers Regulations 2013 (the “AIFM Regulations”)) which markets or manages AIFs (as defined in the AIFM Regulations) in the UK; (e) a management company as defined in the FSMA; (f) a UCITS as defined by the FSMA, which is an authorized open ended investment company as defined in the FSMA; (g) a FCA investment firm as defined by the CRR as it forms part of UK domestic law by virtue of EUWA (the “UK CRR”); or (h) a CRR investment firm as defined in the UK CRR, in each case, such investor a “UK Institutional Investor” and, such investors together with EU Institutional Investors, “Institutional Investors”.

Among other things, the applicable Due Diligence Requirements require that prior to holding a “securitization position” (as defined in each Securitization Regulation) an Institutional Investor (other than the originator, sponsor or original lender) has verified that:

(1)    the originator, sponsor or original lender will retain on an ongoing basis a material net economic interest which, in any event, shall be not less than five per cent. in the securitization, determined in accordance with Article 6 of the applicable Securitization Regulation, and has disclosed the risk retention to such Institutional Investor;

(2)    (in the case of each EU Institutional Investor only) the originator, sponsor or securitization special purpose entity (“SSPE”) has, where applicable, made available the information required by Article 7 of the EU Securitization Regulation in accordance with the frequency and modalities provided for thereunder;

(3)    (in the case of each UK Institutional Investor only) the originator, sponsor or SSPE:

(i)     if established in the UK has, where applicable, made available the information required by Article 7 of the UK Securitization Regulation (the “UK Transparency Requirements”) in accordance with the frequency and modalities provided for thereunder; or

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(ii)    if established in a country other than the UK, where applicable, made available information which is substantially the same as that which it would have made available under the UK Transparency Requirements if it had been established in the UK, and has done so with such frequency and modalities as are substantially the same as those with which it would have made information available under the UK Transparency Requirements if it had been established in the UK; and

(4)    in the case of each Institutional Investor, where the originator or original lender either (i) is not a credit institution or an investment firm (each as defined in the applicable Securitization Regulation) or (ii) is established in a third country (being (x) in respect of the EU Securitization Regulation, a country other than an EU member state, or (y) in respect of the UK Securitization Regulation, a country other than the UK), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes in order to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness.

The Due Diligence Requirements further require that prior to holding a securitization position, an Institutional Investor, other than the originator, sponsor or original lender, carry out a due diligence assessment which enables it to assess the risks involved, including but not limited to (a) the risk characteristics of the individual securitization position and the underlying exposures; and (b) all the structural features of the securitization that can materially impact the performance of the securitization position, including the contractual priorities of payment and priority of payment-related triggers, credit enhancements, liquidity enhancements, market value triggers, and transaction-specific definitions of default.

Any Institutional Investor that fails to comply with the applicable Due Diligence Requirements in respect of a securitization position which it holds may become subject to a range of regulatory sanctions including, in the case of a credit institution, investment firm, insurer or reinsurer, a punitive regulatory capital charge with respect to such securitization position, or, in certain other cases, a requirement to take corrective action.

To the extent a CLO is structured in compliance with the Securitization Regulations, the Fund’s ability to invest in the CLO equity of such CLOs could be limited, or the Fund could be required to hold its investment for the life of the CLO. If a CLO has not been structured to comply with the Securitization Regulations, it will limit the ability of Institutional Investors to purchase CLO securities, which may adversely affect the price and liquidity of the securities (including the CLO equity) in the secondary market. Additionally, the Securitization Regulations and any regulatory uncertainty in relation thereto may reduce the issuance of new CLOs and reduce the liquidity provided by CLOs to the leveraged loan market generally. Reduced liquidity in the loan market could reduce investment opportunities for collateral managers, which could negatively affect the return of the Fund’s investments. Any reduction in the volume and liquidity provided by CLOs to the leveraged loan market could also reduce opportunities to redeem or refinance the securities comprising a CLO in an optional redemption or refinancing and could negatively affect the ability of obligors to refinance of their collateral obligations, either of which developments could increase defaulted obligations above historic levels.

Japanese Risk Retention.    The Japanese Financial Services Agency (the “JFSA”) published a risk retention rule as part of the regulatory capital regulation of certain categories of Japanese investors seeking to invest in securitization transactions (the “JRR Rule”). The JRR Rule mandates an “indirect” compliance requirement, meaning that certain categories of Japanese investors will be required to apply higher risk weighting to securitization exposures they hold unless the relevant originator commits to hold a retention interest equal to at least 5% of the exposure of the total underlying assets in the transaction (the “Japanese Retention Requirement”) or such investors determine that the underlying assets were not “inappropriately originated.” The Japanese investors to which the JRR Rule applies include banks, bank holding companies, credit unions (shinyo kinko), credit cooperatives (shinyo kumiai), labor credit unions (rodo kinko), agricultural credit cooperatives (nogyo kyodo kumiai), ultimate parent companies of large securities companies and certain other financial institutions regulated in Japan (such investors, “Japanese Affected Investors”). Such Japanese Affected Investors may be subject to punitive capital requirements and/or other regulatory penalties with respect to investments in securitizations that fail to comply with the Japanese Retention Requirement.

The JRR Rule became effective on March 31, 2019. At this time, there are a number of unresolved questions and no established line of authority, precedent or market practice that provides definitive guidance with respect to the JRR Rule, and no assurances can be made as to the content, impact or interpretation of the JRR Rule. In particular, the basis for the determination of whether an asset is “inappropriately originated” remains unclear and, therefore, unless the JFSA provides further specific clarification, it is possible that CLO securities the Fund purchases may contain assets deemed

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to be “inappropriately originated” and, as a result, may not be exempt from the Japanese Retention Requirement. The JRR Rule or other similar requirements may deter Japanese Affected Investors from purchasing CLO securities, which may limit the liquidity of CLO securities and, in turn, adversely affect the price of such CLO securities in the secondary market. Whether and to what extent the JFSA may provide further clarification or interpretation as to the JRR Rule is unknown.

Investment Risk.    An investment in the Fund’s securities is subject to investment risk, including the possible loss of your entire investment. An investment in the Fund’s securities represents an indirect investment in the portfolio of equity and junior tranches issued by CLO vehicles and other securities owned by the Fund, and the value of these securities may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in the Fund’s securities may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends.

Market Risk.    Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices and includes interest rate risk, foreign currency risk and “other price risks”, such as index price risk. The Fund may use derivative instruments to hedge the investment portfolio against currency risks. The Fund’s investments in CLO vehicles and other types of corporate credits typically have no significant assets other than the collateral. Accordingly, payments on the equity and junior debt instruments the Fund initially targets are payable solely from the cash flows from the collateral, net of all management fees and other expenses. Quarterly distributions or interest payments to the Fund as a holder of equity or junior debt instruments, respectively, will only be made after payments due on any outstanding senior debt tranches have been made in full for such quarter.

Rating Risk.    Certain of the major rating agencies (including Moody’s, Standard and Poor’s and Fitch) have downgraded, and may continue to downgrade, the tranches of CLO vehicles that the Fund is targeting and, therefore, these investments may be seen as riskier than they were previously thought to be. The Fund cannot assure you that the rated CLO securities in which it invests will not experience downgrades. To the extent the Fund’s portfolio experiences such downgrades, the value of the Fund’s investments, and its ability to liquidate such investments, would likely be impaired. A significant impairment of any of the Fund’s investments may have a material adverse effect on the Fund’s financial results and operations.

In addition, the ratings assigned to the CLO Assets in which the CLOs invest are subject to change at any time, including for reasons unrelated to performance, such as changes in rating agency methodology, changes in economic conditions, changes in the loan markets, changes in the creditworthiness of the underlying obligors and a variety of other factors. If downgrade actions by a rating agency result in an increase in the number of CLO Assets with ratings of “Caa1” or “CCC+” or lower, then even if such CLO Assets do not suffer defaults or delinquencies or otherwise deteriorate in performance, the CLO vehicle could fail to satisfy certain tests, which could lead to the early amortization of some or all of the CLO debt. As a result, payments that would have otherwise been made to the CLO equity or CLO debt securities that the Fund holds would instead be diverted to buy additional loans within a given CLO or paid to senior CLO debt holders as an early amortization payment.

Interest Rate Risk.    The Fund’s investments have been focused on investments in equity and floating rate junior debt tranches issued by CLO vehicles, and to a lesser extent warehouse facilities and corporate credits, each of which are exposed to interest rate risk. Since a CLO’s asset portfolio is typically comprised principally of floating rate loans and the CLO’s liabilities are also generally floating rate instruments, the Fund expects CLO equity and junior debt tranches to provide potential protection against rising interest rates when the benchmark is above the average benchmark floor on a CLO’s assets. However, the Fund’s investments in CLO Assets through investments in junior equity and debt tranches of CLOs are nonetheless sensitive to interest rate levels and volatility. For example, because CLO debt securities are floating rate securities, a reduction in interest rates would generally result in a reduction in the coupon payment and cash flow the Fund receives on the junior debt securities and CLO equity in which the Fund invests. Furthermore, because floating or variable rates only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuations in the Fund’s NAV. Similarly, a sudden and significant increase in market interest rates may cause a decline in the Fund’s NAV. In addition, many underlying corporate borrowers can elect to pay interest based on a 1-month, 3-month and/or other term base rates in respect of the loans held by CLOs in which the Fund invests, in each case plus an applicable spread, whereas floating rate CLO securities generally pay interest based on a 3-month term plus a spread. The 3-month term rate may fluctuate in excess of other potential term rates, which may result in many underlying corporate borrowers electing to pay interest based on a shorter or lower, but in any event lower, base rate. This mismatch in the rate at which CLOs earn interest and the rate at which they pay interest

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on their debt tranches negatively impacts the cash flows on a CLO’s equity tranche, which may in turn adversely affect the Fund’s cash flows, results of operations or NAV, which may impact the Fund’s ability to maintain required levels of asset coverage. Unless spreads are adjusted to account for such increases, these negative impacts may worsen as the amount by which the 3-month term base rate exceeds the 1-month term base rate increases.

In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a significant rising interest rate environment and/or economic downturn, underlying obligors may be unable to pay their debt liabilities or refinance, and loan defaults may increase, thus resulting in credit losses that would adversely affect our cash flow, fair value of our assets and operating results.

Benchmark Floor Risk.    Because CLOs issue debt primarily on a floating rate basis, an increase in the relevant benchmark will increase the financing costs of CLOs. Many of the senior secured loans held by these CLOs have benchmark floors such that, when the relevant benchmark is below the stated benchmark floor, the stated benchmark floor (rather than the benchmark itself) is used to determine the interest payable under the loans. Therefore, if the relevant benchmark increases but stays below the average benchmark floor rate of the senior secured loans held by a CLO, there would not be a corresponding increase in the investment income of such CLOs. The combination of increased financing costs without a corresponding increase in investment income in such a scenario could result in the CLO not having adequate cash to make interest or other payments on the securities which the Fund holds.

Credit Risk.    Credit risk is the risk that one or more investments in a portfolio will decline in price or fail to pay interest or principal when due because the issuer of the security experiences a decline in its financial condition. If a CLO in which the Fund invests, an underlying asset of any such CLO or any other type of credit investment in the Fund’s portfolio declines in price or fails to pay interest or principal when due because the issuer or debtor, as the case may be, experiences a decline in its financial status either or both the Fund’s income and NAV may be adversely impacted. Non-payment would result in a reduction of the Fund’s income, a reduction in the value of the applicable CLO security or other credit investment experiencing non-payment and, potentially, a decrease in the Fund’s NAV. With respect to the Fund’s investments in CLO securities and credit investments that are secured, there can be no assurance that liquidation of collateral would satisfy the issuer’s obligation in the event of non-payment of scheduled dividend, interest or principal or that such collateral could be readily liquidated. In the event of bankruptcy of an issuer, the Fund could experience delays or limitations with respect to its ability to realize the benefits of any collateral securing a CLO security or credit investment. While a senior position in the capital structure of a corporate borrower may provide some protection to the CLO vehicles or other credit investments in which the Fund invests, losses or other reductions in collateral may still occur in the portfolios of such CLO vehicles or corporate credits because the market value of such loans is affected by the creditworthiness of borrowers and by general economic and specific industry conditions. CLOs may also invest in second lien loans, first lien last out loans and unsecured loans and bonds, all of which have a heightened level of risk in the event of a decline in the financial condition of the underlying obligor. As the Fund invests primarily in equity and junior debt tranches of CLO vehicles, the Fund is exposed to a greater amount of credit risk than a fund which invests in senior debt or investment grade securities. The prices of primarily non-investment grade securities are more sensitive to negative developments, such as a decline in a CLO vehicle’s collateral or cash flows or a general economic downturn, than are the prices of more senior debt securities. The Fund’s CLO Assets of below investment grade quality, which are often referred to as “junk,” are predominantly speculative with respect to the obligor’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. The Fund is typically in a first loss or subordinated position with respect to realized losses on the collateral of each investment the Fund makes in a CLO vehicle. The leveraged nature of the CLO vehicle, in particular, magnifies the adverse impact of collateral defaults.

Participation Risk.    The CLOs in which the Fund invests may acquire interests in loans either directly (by way of assignment, or “Assignments”) or indirectly (by way of participation, or “Participations”). The purchaser by an Assignment of a loan obligation typically succeeds to all the rights and obligations of the selling institution and becomes a lender under the loan or credit agreement with respect to the debt obligation. In contrast, when a CLO acquires a Participation, the selling institution retains title to the loan and grants the CLO rights to the cash flow and other rights related to such loan (or portion thereof). Thus, in a participation, the contractual relationship is with the lender selling the participation, but not with the borrower. In purchasing a Participation, the CLOs in which the Fund invests generally will have no right to enforce compliance by the obligor with the terms of the loan or credit agreement or other instrument evidencing such debt obligation, nor any rights of setoff against the obligor, and the CLOs in which the Fund invests may not directly benefit from the collateral supporting the debt obligation in which it has purchased

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the Participation. Furthermore, a participant assumes the credit risk of the lender selling the participation in addition to the credit risk of the borrower. In the event of the insolvency of the lender selling the participation, a participant may be treated as a general creditor of the lender and may not have a senior claim to the lender’s interest in the CLO Asset. Additionally, the holder of a Participation in a debt obligation may not have the right to vote on certain matters presented to the lenders under the relevant CLO Asset.

Liquidity Risk.    Liquidity risk is defined as the risk that the Fund may not be able to settle or meet its obligations on time or at a reasonable price. The Fund may invest up to 100% of its portfolio in securities that are considered illiquid. “Illiquid securities” are securities which cannot be sold within seven days in the ordinary course of business at approximately the value used by the Fund in determining its NAV. The Fund may not be able to readily dispose of such securities at prices that approximate those at which the Fund could sell such securities if they were more widely-traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions to raise cash to meet its obligations. Some instruments issued by CLO vehicles may not be readily marketable and may be subject to restrictions on resale. Securities issued by CLO vehicles are generally not listed on any U.S. national securities exchange and no active trading market may exist for the securities in which the Fund invests. Although a secondary market may exist for the Fund’s investments, the market for the Fund’s investments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value. In addition, the Fund believes that ownership of CLO equity and junior debt instruments has generally been distributed across a wide range of holders, some of whom the Fund believes may continue to face near- to intermediate-term liquidity issues, which may result in such holders attempting to liquidate CLO securities, which can cause a decline in market value of such CLO securities. Further, the Fund believes that larger institutional investors with sufficient resources to source, analyze and negotiate the purchase of these assets may refrain from purchases of the size that the Fund is targeting, thereby reducing the prospective investor population, which would limit the Fund’s ability to sell its position in a CLO vehicle if the Fund chooses to or needs to do so. None of the Fund or any CLO in which it invests has any limitation on the amount of assets which may be invested in assets that are not readily marketable or are subject to restrictions on resale. Further, the CLO securities in which the Fund invests and the CLO Assets in which CLOs invest are typically not listed on any national securities exchange or automated quotation system, and no active trading market exists for many CLO securities or CLO Assets. As a result, many CLO securities and CLO Assets are illiquid, meaning that the Fund may not be able to sell CLO securities quickly at a fair price, and the CLOs in which the Fund invests may not be able to sell underlying CLO Assets quickly at a fair price. The market for illiquid securities is more volatile than the market for liquid securities.

Exposure to Foreign Markets.    While the Fund invests primarily in CLOs that hold underlying U.S. assets, these CLOs may be organized outside the United States and the Fund may also invest in CLOs that hold collateral that are non-U.S. assets. Investing in foreign entities may expose the Fund and the CLOs in which the Fund invests to additional risks not typically associated with investing in U.S. issues. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, the Fund, and the CLO vehicles in which it invests, may have difficulty enforcing creditor’s rights in foreign jurisdictions.

In addition, international trade tensions may arise from time to time which could result in trade tariffs, embargoes or other restrictions or limitations on trade. The imposition of any actions on trade could trigger a significant reduction in international trade, supply chain disruptions, an oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies or industries, which could have a negative impact on the value of the CLO securities that the Fund holds.

Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have failed to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Delays in settlement could result in periods when the Fund’s assets are uninvested. The Fund’s inability to make intended investments due to settlement problems or the risk of intermediary counterparty failures could cause the Fund to miss investment opportunities. The inability to dispose of an investment due to settlement problems could result either in losses to the Fund due to subsequent declines in the value of such investment or, if the Fund has entered into a contract to sell the security, could result in possible liability to the purchaser. Transaction costs of buying and

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selling foreign securities also are generally higher than those involved in domestic transactions. Furthermore, foreign financial markets have, for the most part, substantially less volume than U.S. markets, and securities of many foreign companies are less liquid and their prices more volatile than securities of comparable domestic companies.

The economies of individual non-U.S. countries may also differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, volatility of currency exchange rates, depreciation, capital reinvestment, resources self-sufficiency and balance of payments position.

Although the Fund expects that most of its investments will be U.S. dollar-denominated and that most of the CLOs in which the Fund invests will hold CLO Assets which are primarily U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that it will, in fact, hedge currency risk, or that if the Fund does, such strategies will be effective.

Hedging Transactions.    While the Fund does not currently intend to engage in hedging transactions, if the Fund engages in hedging transactions, it may expose itself to risks associated with such transactions. The Fund may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of the Fund’s portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of the Fund’s portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions increase. It may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that the Fund is not able to enter into a hedging transaction at an acceptable price. Moreover, for a variety of reasons, the Fund may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent the Fund from achieving the intended hedge and expose the Fund to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

Derivatives.    Subject to certain exceptions, the Fund is required to trade derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions if the Fund has elected to treat them as borrowings) subject to a limit on notional derivatives exposure as a limited derivatives user or subject to a value-at-risk (“VaR”) leverage limit and certain derivatives risk management program and testing requirements and requirements related to board reporting. These requirements may limit the ability of the Fund to invest in derivatives, short sales and similar financing transactions, limit the Fund’s ability to employ certain strategies that use these instruments and/or adversely affect the Fund’s performance, efficiency in implementing its strategy, liquidity and/or ability to pursue its investment objectives and may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.

Non-Performing Investments.    The Fund may obtain exposure to underlying senior secured loans and other CLO Assets through its investments in CLOs, but may obtain such exposure directly or indirectly through other means from time to time. Such loans may become nonperforming or impaired for a variety of reasons. Nonperforming or impaired loans may require substantial workout negotiations or restructuring that may entail a substantial reduction in the interest rate and/or a substantial write-down of the principal of the loan. In addition, because of the unique and customized nature of a loan agreement and the private syndication of a loan, certain loans may not be purchased or sold as easily as publicly traded securities, and, historically, the trading volume in the loan market has been small relative to other markets. Loans may encounter trading delays due to their unique and customized nature, and transfers may require the consent of an agent bank and/or borrower. Risks associated with senior secured loans include the fact that prepayments generally may occur at any time without premium or penalty.

Middle-Market Loans.    In addition, the portfolios of certain CLOs in which the Fund invests may contain middle market loans. Loans to middle market companies may carry more inherent risks than loans to larger, publicly traded entities. These companies generally have more limited access to capital and higher funding costs, may be in a weaker

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financial position, may need more capital to expand or compete, and may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Middle market companies typically have narrower product lines and smaller market shares than large companies. Therefore, they tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies may also experience substantial variations in operating results. The success of a middle market business may also depend on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on the obligor. Accordingly, loans made to middle market companies may involve higher risks than loans made to companies that have greater financial resources or are otherwise able to access traditional credit sources. Middle market loans are less liquid and have a smaller trading market than the market for broadly syndicated loans and may have default rates or recovery rates that differ from (and may be better or worse than) broadly syndicated loans or investment grade securities. There can be no assurance as to the levels of defaults and/or recoveries that may be experienced with respect to middle market loans in any CLO in which the Fund may invest. As a consequence of the forgoing factors, the securities issued by CLOs that primarily invest in middle market loans (or hold significant portions thereof) are generally considered to be a riskier investment than securities issued by CLOs that primarily invest in broadly syndicated loans.

Warehoused Investments.    The Fund may invest capital in warehouse facilities, which are short- to medium-term facilities often provided by the bank that will serve as the placement agent or arranger on a CLO transaction and which acquire loans on an interim basis that are expected to form part of the portfolio of such future CLO. Warehouse facilities typically incur leverage between four and six times prior to a CLO’s pricing. Prior to a CLO closing and issuing CLO securities to CLO investors, in anticipation of such CLO closing, a vehicle (often the future CLO issuer or its affiliate) will purchase and “warehouse” a portion of the underlying loans that will be held by such CLO. The Fund may be expected to provide equity capital in support of warehouse facilities during warehousing periods. The period from the date such warehouse facility is opened and asset accumulation begins to the date the CLO closes is referred to as the “warehousing period.” During this period, the price and availability of these loans (referred to as collateral obligations) may be adversely affected by a number of market factors, including price volatility, interest rate volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the target initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions on the CLO equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

Investments in warehouse facilities present risks similar to those of investments in CLOs and, accordingly, any references herein to CLOs in which the Fund invests or CLO equity investments shall also refer to warehouse facilities and investments therein, as the context requires.

CLO Anti-Deferral Provision Risks.    The CLO vehicles in which the Fund invests generally constitute PFICs. Because the Fund will acquire investments in PFICs (including equity tranche investments in CLO vehicles that are PFICs), the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments even if such income is distributed as a taxable dividend by it to its shareholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require the Fund to recognize its share of the PFIC’s income for each year regardless of whether the Fund receive any distributions from such PFIC. The Fund must nonetheless distribute such income to maintain its status as a RIC.

If the Fund holds 10% or more of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments in a CLO vehicle treated as a CFC), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to its pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains). If the Fund is required to include such deemed distributions from a CFC in its income, the Fund will be required to distribute such income to maintain its RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.

If the Fund is required to include amounts in income prior to receiving distributions representing such income, the Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities in order to satisfy the annual distribution

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requirement applicable to RICs. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Tax Aspects.”

CLO Withholding Tax Risks.    Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” imposes a withholding tax of 30% on payments of U.S. source interest and dividends, to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its United States account holders and its United States owners. While existing U.S. Treasury regulations would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest or dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. Most CLO vehicles in which the Fund invests will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which the Fund invests fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect its operating results and cash flows.

Risks related to the transition away from LIBOR.    As of September 30, 2024, no settings of London Interbank Offered Rate (“LIBOR”) continue to be published. On March 15, 2022, the Consolidation Appropriations Act of 2022, which includes the Adjustable Interest Rate (LIBOR) Act (“LIBOR Act”), was signed into law in the United States. This legislation establishes a uniform benchmark replacement process for certain financial contracts that mature after June 30, 2023 that do not contain clearly defined or practicable LIBOR fallback provisions. The legislation also creates a safe harbor that shields lenders from litigation if they choose to utilize a replacement rate recommended by the Board of Governors of the Federal Reserve. Although the transition process away from LIBOR has become increasingly well-defined (e.g. the LIBOR Act now provides a uniform benchmark replacement for certain LIBOR-based instruments in the United States), the transition process is complex and it could cause a disruption in the credit markets generally and could have adverse impacts on the Fund’s business financial condition and results of operations, including, among other things, increased volatility or illiquidity in markets for instruments that continue to rely on LIBOR or which have been transitioned away from LIBOR to a different rate like SOFR and, in any case, could result in a reduction in the value of certain investments held by the Fund.

Risks Relating to an Investment in the Fund’s Securities

Shares Not Listed; No Market for Shares.    Shares are not traded on any national securities exchange or other market. No market currently exists for the Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. Although the Fund expects to offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, the Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Closed-end Fund; Liquidity Risks.    The Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV.

Repurchase Risks.    The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Directors, in its sole discretion. With respect to any future repurchase offer, shareholders tendering any Shares for repurchase must do so by the Notice Date. The Notice Date generally will be at least 20 business days prior to the Valuation Date. Tenders will be revocable upon written notice to the Fund until the Expiration Date. The Expiration Date will be prior to the Valuation Date. Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased until the Fund’s NAV as of the Valuation Date is able to be determined, which determination is expected to be able to be made only late in the month following that of the Valuation Date. It is possible that during the time period between the Notice Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Investment Funds, could cause a decline in the value of Shares in the Fund. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. In addition,

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the Fund is not able to dispose of certain investments except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in CLO securities in a timely manner or otherwise fund the share repurchase offer. See “Repurchases of Shares.”

Substantial Repurchases.    Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the NAV of the Fund.

To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain CLO securities, the Fund will thereafter hold a larger proportion of its assets in the remaining CLO securities, some of whose interests at times may be less liquid or illiquid. This could adversely affect the ability of the Fund to fund subsequent repurchase requests of shareholders or to conduct future repurchases at all. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.    The Fund may repurchase and/or redeem Shares in accordance with the terms of its Charter, Bylaws and the 1940 Act, including Rule 23c-2, held by a shareholder or other person acquiring Shares from or through a shareholder, if:

•        ownership of the Shares by the shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•        continued ownership of the Shares by the shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Directors, the Adviser or any of their affiliates, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•        any of the representations and warranties made by the shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•        the shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or ERISA (as hereinafter defined) (collectively, “Special Laws or Regulations”), and the Fund determines that the shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares;

•        the beneficial owner’s estate submits a tender request and proof of owner’s death;

•        the disabled beneficial owner’s legal representative submits tender request and proof of qualified disability; or

•        the Fund or the Board of Directors determine that the repurchase of the Shares would be in the best interest of the Fund.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Investment Dilution Risk.    The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s Articles of Incorporation (the “Charter”) authorizes it to issue 250,000,000 Shares, of which 50,000,000 are designated as Class L Shares. After an investor purchases Shares, the Fund may sell additional Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.

Distribution Payment Risk.    The Fund cannot assure investors that it will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board of Directors and may depend on the Fund’s net investment income, financial condition, maintenance of its RIC status, compliance with applicable regulations and such other factors as the Board of Directors may deem relevant from time to time.

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In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the tax basis in the Shares. As a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of their Shares, even if such Shares are sold at a loss relative to the shareholder’s original investment.

Anti-Takeover Risks.    The Maryland General Corporation Law and the Charter and the Fund’s bylaws (the “Bylaws”) contain provisions that may discourage, delay or make more difficult a change in control of the Fund or the removal of its directors. The Fund is subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. The Board of Directors has adopted a resolution exempting from the Business Combination Act any business combination between the Fund and any other person, subject to prior approval of such business combination by the Board of Directors, including approval by a majority of Independent Directors. If the resolution exempting business combinations is repealed or the Board of Directors does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of the Fund and increase the difficulty of consummating such an offer. Additionally, the Fund is subject to the Maryland Control Share Act pursuant to its Bylaws, which makes it more difficult for a third party to obtain control of the Fund and increases the difficulty of consummating such a transaction.

The Fund has also adopted measures that may make it difficult for a third party to obtain control of the Fund, including provisions of the Charter authorizing the Board of Directors to classify or reclassify Shares in one or more classes or series, to cause the issuance of additional Shares, to amend the Charter without shareholder approval and to increase or decrease the number of Shares that the Fund has authority to issue. These provisions, as well as other provisions of the Charter and Bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of the shareholders.

Other Risks Relating to the Fund

Adverse Developments in the Capital Markets.    Recent market and economic conditions have been unprecedented and challenging. Continued concerns about the systemic impact of inflation, energy costs, the pandemic, geopolitical issues, the availability and cost of credit, sovereign debt levels, the mortgage market and a declining real estate market in the U.S. have contributed to increased market volatility and diminished expectations for the U.S. economy. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have contributed to volatility of unprecedented levels. The factors described above have led to an overall reduction in liquidity in the debt capital markets, including sources of liquidity that the Fund may wish to utilize. Such conditions could reduce the availability of leverage to the Fund, its investments, and potential purchasers of the Fund’s investments or make such leverage more expensive to obtain, thereby adversely affecting its performance.

Market Risk.    Various social and political circumstances in the United States and around the world (including wars and other forms of conflict, including rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the United States and foreign, trade, economic and other policies with other countries, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the United States and worldwide. Specifically, the Israel-Hamas war and conflict between Russia and Ukraine, and resulting market volatility, could adversely affect the Fund’s business, financial condition or results of operations. In response to the conflict between Russia and Ukraine, the United States and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the Fund’s business, financial condition, cash flows and results of operations and could cause the market value of the Fund’s common stock and/or debt securities to decline. These market and economic disruptions could also negatively impact the operating results of the Fund’s investments.

Economic sanctions may be, and have been, imposed against certain countries, organizations, companies, entities and/or individuals. Economic sanctions and other similar governmental actions or developments could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell certain foreign securities or groups of foreign securities, and thus may make its investments in such securities less liquid or more difficult to value. Such

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sanctions may also cause a decline in the value of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country. In addition, as a result of economic sanctions and other similar governmental actions or developments, the Fund may be forced to sell or otherwise dispose of foreign investments at inopportune times or prices.

As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat. These types of events quickly and significantly impact markets in the U.S. and across the globe leading to extreme market volatility and disruption. The extent and nature of the impact on supply chains or economies and markets from these events is unknown, particularly if a health emergency or other similar event, such as the COVID-19 outbreak, persists for an extended period of time. The value of the Fund’s investment may decrease as a result of such events, particularly if these events adversely impact the operations and effectiveness of the Adviser or key service providers or if these events disrupt systems and processes necessary or beneficial to the investment advisory or other activities on its behalf.

The Fund’s investment strategy and the availability of opportunities satisfying its risk-adjusted return parameters relies in part on observable trends and conditions in the financial markets and in some cases the improvement of such conditions. Trends and historical events do not imply, forecast or predict future events and, in any event, past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct and actual events and circumstances may vary significantly.

Adverse economic conditions also decrease the value of collateral securing some of the Fund’s loans and the value of its equity investments. Economic slowdowns or recessions could lead to financial losses in the Fund’s portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase its funding costs, limit its access to the capital markets or result in a decision by lenders not to extend credit to the Fund. These events could prevent the Fund from increasing investments and harm its operating results. An issuer’s failure to satisfy financial or operating covenants imposed by the Fund or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the issuer’s ability to meet its obligations under the debt that the Fund holds. The Fund may incur additional expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer. In addition, if one of the issuers were to go bankrupt, depending on the facts and circumstances, including the extent to which the Fund will actually provide significant managerial assistance to that issuer, a bankruptcy court might subordinate all or a portion of the Fund’s claim to that of other creditors.

The prices of financial instruments in which the Fund may invest can be highly volatile. General fluctuations in the market prices of securities may affect the value of the investments held by the Fund. Instability in the securities markets may also increase the risks inherent in the Fund’s investments.

Pandemics and Natural Disasters.    Widespread disease as well as other pandemics and epidemics, and natural or environmental disasters, such as earthquakes, droughts, fires, floods, hurricanes, tsunamis and climate-related phenomena generally, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Fund’s investments. Economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries, including the United States. Additionally, market disruptions may result in increased market volatility; regulatory trading halts; closure of domestic or foreign exchanges, markets or governments; or market participants operating pursuant to business continuity plans for indeterminate periods of time. Further, market disruptions can (i) prevent the Fund from executing advantageous investment decisions in a timely manner, (ii) negatively impact the Fund’s ability to achieve its investment objective, as well as the operations of the Fund and the Adviser, and (iii) may exacerbate the risks discussed elsewhere in this Prospectus, including political, social and economic risks.

Terrorist Activities.    Terrorist attacks have caused instability in the world financial markets and may generate global economic instability. The continued threat of terrorism and the impact of military or other action could affect the Fund’s financial results.

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Environmental Risks.    The Fund’s business may face public scrutiny related to environmental, social and governance (“ESG”) activities. The Fund risks damage to its brand and reputation if it fails to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering ESG factors in its investment processes. Adverse incidents with respect to ESG activities could impact the value of the Fund’s brand, the cost of its operations and relationships with investors, all of which could adversely affect the Fund’s business and results of operations. Additionally, new regulatory initiatives related to ESG could adversely affect the Fund’s business.

Changes in Laws and Regulations.    The Fund, the CLO vehicles in which the Fund invests, and the portfolio companies whose securities are held by such CLO vehicles will be subject to applicable local, state and federal laws and regulations, including, without limitation, federal immigration laws and regulations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments the Fund is permitted to make, any of which could harm the Fund and its stockholders, potentially with retroactive effect. Additionally, any changes to the laws and regulations governing the Fund’s operations may cause the Fund to alter its investment strategy in order to avail itself of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth herein and may result in the Fund’s investment focus shifting from the areas of expertise of the Adviser’s Investment Team to other types of investments in which the investment team may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on the Fund’s results of operations and the value of your investment.

Inflation Risk.    Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. The U.S. and other developed economies have continued to experience higher-than normal inflation rates. It remains uncertain whether substantial inflation in the U.S. and other developed economies will be sustained over an extended period of time or have a significant effect on the U.S. or other economies. Inflation and rapid fluctuations in inflation rates have had in the past, and may in the future have, negative effects on economies and financial markets, particularly in emerging economies. For example, if an obligor of a CLO Asset in which the Fund invests is unable to increase its revenue in times of higher inflation, its profitability may be adversely affected. As inflation rises, an underlying obligor may earn more revenue but may incur higher expenses, as wages and prices of inputs increase during periods of inflation. Thus, heightened inflationary pressures could increase the risk of default by the CLO’s underlying obligors. In addition, during any periods of rising inflation, the real value of investments and distributions to the Fund would decline, and the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, all of which would tend to further reduce returns to shareholders. Conversely, as inflation declines, the Fund, any CLO in which it invests and any underlying obligor of the CLO Assets may not be able to reduce expenses commensurate with any resulting reduction in revenue.

In an attempt to stabilize inflation, countries may impose wage and price controls, tighten the monetary supply, or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on the level of economic activity. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.

Cybersecurity Risks.    The occurrence of a disaster such as a cyber-attack against the Fund or against a third-party that has access to its data or networks, a natural catastrophe, an industrial accident, a terrorist attack or war, disease pandemics, events unanticipated in the Fund’s disaster recovery systems, or a support failure from external providers, could have an adverse effect on the Fund’s ability to conduct business and on its results of operations and financial condition, particularly if those events affect the Fund’s computer-based data processing, transmission, storage, and retrieval systems or destroy data.

The Fund depends heavily upon computer systems to perform necessary business functions. Despite the Fund’s implementation of a variety of security measures, the Fund’s computers, networks, and data, like those of other companies, could be subject to cyber-attacks and unauthorized access, use, alteration, or destruction, such as from physical and electronic break-ins or unauthorized tampering. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed, stored in, and transmitted through the Fund’s computer systems and networks. Such an attack could cause interruptions or malfunctions in the Fund’s operations, which could result in financial losses, litigation, regulatory penalties, client dissatisfaction or loss, reputational damage, and increased costs associated with mitigation of damages and remediation.

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Third parties with which the Fund does business may also be sources of cybersecurity or other technological risk. The Fund outsources certain functions and these relationships allow for the storage and processing of the Fund’s information, as well as client, counterparty, employee, and borrower information. While the Fund engages in actions to reduce its exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction, or other cybersecurity incident that affects its data, resulting in increased costs and other consequences as described above.

The Fund’s business is highly dependent on its and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in the Fund’s activities. The Fund’s financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond its control and adversely affect its business. There could be:

•        sudden electrical or telecommunications outages;

•        natural disasters such as earthquakes, tornadoes and hurricanes;

•        events arising from local or larger scale political or social matters, including terrorist acts; and

•        cyber attacks.

These events, in turn, could have a material adverse effect on the Fund’s operating results and negatively affect the market price of the Fund’s common stock and its ability to pay distributions to shareholders.

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MANAGEMENT OF THE FUND

Board of Directors

The Fund’s Board of Directors oversees its management. The Board of Directors consists of five members, three of whom are not “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act. The Fund’s Board of Directors elects its officers, who serve at the discretion of the Board of Directors. The responsibilities of each director will include, among other things, the oversight of the Fund’s investment activity, the valuation of the Fund’s assets, and oversight of the Fund’s financing arrangements. The Statement of Additional Information provides additional information about the Board of Directors.

The Board of Directors, including a majority of the Independent Directors, oversees and monitors the Fund’s management and operations. The Board of Directors reviews on an annual basis the Investment Advisory Agreement to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided.

The Adviser

The Fund’s investment activities are managed by Oxford Park Management, which is an investment adviser that has registered under the Advisers Act. Under the Investment Advisory Agreement with Oxford Park Management, the Fund has agreed to pay Oxford Park Management a Management Fee based on gross assets, as well as an Incentive Fee based on performance. See “Management and Incentive Fees.”

The Fund expects to benefit from the ability of Oxford Park Management’s team to identify attractive opportunities, conduct diligence on and value prospective investments, negotiate terms where appropriate, and manage and monitor its portfolio. Oxford Park Management’s senior investment team members have broad investment backgrounds, with prior experience at investment banks, commercial banks, unregistered investment funds and other financial services companies, and have collectively developed a broad network of contacts to provide the Fund with its principal source of investment opportunities.

Organization of the Investment Adviser

Oxford Park Management is a Connecticut limited liability company that is registered as an investment adviser under the Advisers Act. Oxford Funds, a Delaware limited liability company, is its managing member and provides Oxford Park Management with all personnel necessary to manage the Fund’s day-to-day operations and provide the services under the Investment Advisory Agreement. The principal address of Oxford Park Management and of Oxford Funds is 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830.

Oxford Funds, as the managing member of Oxford Park Management, manages the business and internal affairs of Oxford Park Management.

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Oxford Park Management and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Oxford Park Management’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Fund.

Investment Personnel

Oxford Park Management is led by Jonathan H. Cohen, Chief Executive Officer, and Saul B. Rosenthal, President. The Fund considers Messrs. Cohen and Rosenthal to be Oxford Park Management’s senior investment team, and Messrs. Cohen and Rosenthal are primarily responsible for the Fund’s day-to-day investment management and the implementation of its investment strategy and process. The Fund also considers Messrs. Cohen and Rosenthal to be the Fund’s portfolio managers.

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Below is biographical information relating to Messrs. Cohen and Rosenthal:

Jonathan H. Cohen has served as Chief Executive Officer and Director of the Fund and Chief Executive Officer of Oxford Park Management since February 2023. Mr. Cohen has also served as Chief Executive Officer of Oxford Lane Capital Corp. and Oxford Lane Management, LLC, Oxford Lane Capital Corp.’s investment adviser, since 2010. He has also served as Chief Executive Officer of Oxford Square Capital Corp. and Oxford Square Management, LLC and as the managing member of Oxford Funds since 2003. Since 2018, Mr. Cohen has also served as the Chief Executive Officer of Oxford Gate Management, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC. Oxford Bridge II, LLC and the Oxford Gate Funds are private investment funds. Mr. Cohen is also a member of the Board of Directors of Oxford Lane Capital Corp. and Oxford Square Capital Corp. Previously, Mr. Cohen managed technology equity research groups at Wit Capital, Merrill Lynch, UBS and Smith Barney. Mr. Cohen received a B.A. in Economics from Connecticut College and an M.B.A. from Columbia University. Mr. Cohen’s depth of experience in managerial positions in investment management, securities research and financial services, as well as his intimate knowledge of our business and operations, gives the Board of Directors valuable industry-specific knowledge and expertise on these and other matters.

Saul B. Rosenthal has served as President and Director of the Fund and President of Oxford Park Management since February 2023. Mr. Rosenthal has also served as President of Oxford Lane Capital Corp. and Oxford Lane Management, LLC, Oxford Lane Capital Corp.’s investment adviser, since 2010 and as President of Oxford Square Capital Corp. since 2004. Mr. Rosenthal has also served as President of Oxford Gate Management, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC, since 2018. Mr. Rosenthal was previously an attorney at the law firm of Shearman & Sterling LLP. Mr. Rosenthal serves on the board of the National Museum of Mathematics. Mr. Rosenthal received a B.S., magna cum laude, from the Wharton School of the University of Pennsylvania, a J.D. from Columbia University Law School, where he was a Harlan Fiske Stone Scholar, and a LL.M. (Taxation) from New York University School of Law. Mr. Rosenthal’s depth of experience in managerial positions in investment management, as well as his intimate knowledge of our business and operations, gives the Board of Directors the valuable perspective of a knowledgeable corporate leader.

Control Persons and Principal Holders of Securities

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. Except as noted below, the Fund does not know of any persons who own of record or beneficially 5% or more of the Fund’s Shares as of that date.

Certain affiliates of the Adviser provided initial seed capital to the Fund and are deemed to control the Fund as a result of their greater than 25% ownership of the Fund. For more information, see “Control Persons and Principal Holders of Securities” in the Statement of Additional Information dated December 31, 2024.

Administrative Services

Pursuant to the Administration Agreement with Oxford Funds, Oxford Funds furnishes the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, Oxford Funds also performs, or oversees the performance of, the Fund’s required administrative services, which include, among other things, being responsible for the financial records which the Fund is required to maintain and preparing reports to its shareholders. In addition, Oxford Funds assists the Fund in determining and publishing its NAV, oversees the preparation and filing of its tax returns and the printing and dissemination of reports to the Fund’s shareholders, and generally oversees the payment of its expenses and the performance of administrative and professional services rendered to the Fund by others. Payments under the Administration Agreement are equal to an amount based upon the Fund’s allocable portion of Oxford Funds’ overhead in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions and its allocable portion of the compensation of the Fund’s Chief Financial Officer and administrative support staff, including accounting personnel. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

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Custodians, Distribution Paying Agent, Transfer Agent and Registrar and Other Service Providers

U.S. Bank National Association, which has its principal office at 800 Nicollet Mall, Minneapolis, Minnesota 55402, serves as custodian for the Fund.

U.S. Bancorp Fund Services, LLC, which has its principal office at 15 East Michigan Street, Milwaukee, Wisconsin 53202, serves as the Fund’s distribution paying agent, registrar and transfer agent (the “Transfer Agent”).

The Fund, the Adviser, the Dealer Manager and/or the Transfer Agent may enter into arrangements with one or more financial intermediaries to provide sub-transfer agency and other services associated with shareholders whose Shares are held of record in omnibus accounts, including platforms that facilitate trading and recordkeeping by financial intermediaries. In return for these services, the Fund, the Adviser, the Dealer Manager and/or the Transfer Agent may pay sub-transfer agency or other service fees to such financial intermediaries. If paid by the Fund, these expenses will be included in “Other Expenses” under “Summary of Fees and Expenses” section of this prospectus.

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MANAGEMENT AND INCENTIVE FEES

Pursuant to the Investment Advisory Agreement, the Fund has agreed to pay the Adviser a fee for investment advisory and management services consisting of two components — a Management Fee and an Incentive Fee. Pursuant to the Waiver Letter, the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser for the twelve-month period ending March 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed an extension to the Waiver Letter dated January 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending June 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed a second extension to the Waiver Letter dated May 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending September 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On September 3, 2024, the Adviser signed a third extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending December 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On November 20, 2024, the Adviser signed a fourth extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending March 31, 2025, pursuant to the Investment Advisory Agreement between the Fund and the Adviser.

Management Fee

The Management Fee is calculated at an annual rate of 2.00% of the Fund’s gross assets. For services rendered under the Investment Advisory Agreement, the Management Fee is payable quarterly in arrears. The Management Fee is calculated based on the average value of the Fund’s gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. The Management Fee for any partial month or quarter will be appropriately pro-rated.

Incentive Fee

The Incentive Fee is calculated and payable quarterly in arrears based on the Fund’s Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter. For this purpose, Pre-Incentive Fee Net Investment Income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from an investment) accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the Management Fee, expenses payable under the Administration Agreement to Oxford Funds, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee Net Investment Income includes accrued income that the Fund has not yet received in cash, such as the amount of any market discount the Fund may accrue on debt instruments the Fund purchases below par value. Pre-Incentive Fee Net Investment Income does not include any capital gains. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding calendar quarter, is compared to a hurdle of 1.75% per quarter (7.00% annualized). For such purposes, the Fund’s quarterly rate of return is determined by dividing the Fund’s Pre-Incentive Fee Net Investment Income by its reported net assets as of the prior period end. The Fund’s net investment income used to calculate this part of the Incentive Fee is also included in the amount of the Fund’s gross assets used to calculate the 2.00% Management Fee. The Fund pays the Adviser an Incentive Fee with respect to its Pre-Incentive Fee Net Investment Income in each calendar quarter as follows:

•        no Incentive Fee in any calendar quarter in which the Fund’s Pre-Incentive Fee Net Investment Income does not exceed the hurdle of 1.75%;

•        100% of the Fund’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle but is less than 2.1875% in any calendar quarter (8.75% annualized). The Fund refers to this portion of its Pre-Incentive Fee Net Investment Income (which exceeds the hurdle but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with 20% of the Fund’s Pre-Incentive Fee Net Investment Income as if a hurdle did not apply if this net investment income exceeds 2.1875% in any calendar quarter; and

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•        20% of the amount of the Fund’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized) is payable to Oxford Park Management (once the hurdle is reached and the catch-up is achieved, 20% of all Pre-Incentive Fee Net Investment Income thereafter is allocated to Oxford Park Management).

These calculations will be appropriately pro-rated for any period of less than three months and adjusted for any share issuances, redemptions or repurchases during the relevant quarter.

The following is a graphical representation of the calculation of the income-related portion of the Incentive Fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-Incentive Fee Net Investment Income
(expressed as a percentage of the value of net assets)

Percentage of Pre-Incentive Fee Net Investment Income allocated to the Oxford Park Management

These calculations are appropriately pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the Fund’s debt investments. Accordingly, an increase in interest rates would make it easier for the Fund to meet or exceed the Incentive Fee hurdle rate and may result in a substantial increase of the amount of Incentive Fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income.

No Incentive Fee is payable to the Adviser on capital gains. In addition, the amount of the Incentive Fee is not affected by any realized or unrealized losses that the Fund may suffer.

Examples of Quarterly Incentive Fee Calculation (amounts expressed as a percentage of the value of net assets, and are not annualized)

Alternative 1:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-Incentive Fee Net Investment Income

(investment income − (management fee + other expenses)) = 0.55%

Pre-Incentive Fee Net Investment Income does not exceed hurdle rate, therefore there is no Incentive Fee.

Alternative 2:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.70%

Hurdle rate(1) = 1.75%

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Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-Incentive Fee Net Investment Income

(investment income − (management fee + other expenses)) = 2.00%

Incentive Fee = 100% × Pre-Incentive Fee Net Investment Income in excess of the hurdle but less than 2.1875% (i.e. the “catch-up”(4))

= 100% × (2.0% − 1.75%)

= 0.25%

Alternative 3:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.00%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-Incentive Fee Net Investment Income

(investment income − (management fee + other expenses)) = 2.3%

Incentive Fee = 20% × Pre-Incentive Fee Net Investment Income, subject to “catch-up”(4)

Incentive Fee = 100% × “catch-up” + (20% × (Pre-Incentive Fee Net Investment Income − 2.1875%))

Catch-up = 2.1875% − 1.75%

= 0.4375%

Incentive Fee = (100% × 0.4375%) + (20% × (2.3% − 2.1875%))

= 0.4375% + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

____________

(1)      Represents 7% annualized hurdle rate.

(2)      Represents 2.00% annualized management fee.

(3)      Excludes organizational and offering expenses.

(4)      The “catch-up” provision is intended to provide the Adviser with an Incentive Fee of 20% on all of the Fund’s Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply when its net investment income exceeds 2.1875% in any calendar quarter.

Duration and Termination

Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect for a period of two years from its effective date. It will remain in effect from year to year thereafter if approved annually by the Fund’s Board of Directors or by the affirmative vote of the holders of a majority of its outstanding voting securities, including, in either case, approval by a majority of the Independent Directors. The Investment Advisory Agreement will automatically terminate in the event of its assignment. The Investment Advisory Agreement may also be terminated by either party without penalty upon not more than 60 days’ written notice to the other party. See “Risks — Risks Relating to the Fund’s Business and Structure — Senior Management and Personnel of the Adviser.”

Board Approval of the Investment Advisory Agreement

A discussion regarding the basis for the Board of Directors’ approval of the Investment Advisory Agreement will be available in the Fund’s semi-annual report to shareholders for the period ending March 31, 2025.

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FUND EXPENSES

The Investment Team of Oxford Park Management and their respective staffs, when and to the extent engaged in providing investment advisory and management services, and the compensation and related expenses and routine overhead expenses of such personnel allocable to such services, are provided and paid for by Oxford Park Management. Subject to the limitations described below, the Fund bears all other costs and expenses of the Fund’s operations and transactions, including (without limitation):

•        the cost of the Fund’s organization and this offering;

•        the cost of calculating the Fund’s NAV, including the cost of any third-party valuation services;

•        the cost of effecting sales and repurchases of the Shares and other securities;

•        interest payable on debt, if any, to finance the Fund’s investments;

•        fees payable to third parties relating to, or associated with, making investments, including legal fees and expenses and fees and expenses associated with performing due diligence reviews of prospective investments and advisory fees as well as expenses associated with such activities;

•        the costs associated with protecting the Fund’s interests in its investments, including legal fees;

•        transfer agent and custodial fees;

•        fees and expenses associated with marketing and investor relations efforts including proxy solicitations and shareholder meetings;

•        federal and state registration fees, any stock exchange listing fees;

•        federal, state and local taxes;

•        Independent Directors’ fees and expenses including travel and other costs associated with the performance of Independent Directors’ responsibilities;

•        brokerage commissions;

•        fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums;

•        direct costs and expenses of administration, including printing, mailing, long distance telephone and staff;

•        fees and expenses associated with independent audits and outside legal costs;

•        costs associated with the Fund’s reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;

•        costs associated with the functions performed by the Fund’s Chief Compliance Officer under the terms of an agreement between the Fund and ACA; and

•        all other expenses incurred by either Oxford Funds or the Fund in connection with administering the Fund’s business, including payments under the Administration Agreement that will be based upon its allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and its allocable portion of the costs of compensation and related expenses of its Chief Financial Officer and any administrative support staff, including accounting personnel. Related expenses include but are not limited to health costs, payroll taxes and training expenses.

Class L of the Fund bears all distribution and/or shareholder servicing fees to the extent applicable.

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Organizational and Offering Expense Support and Reimbursement Agreement

The Fund and the Adviser have entered into the O&O Expense Support and Reimbursement Agreement.

Pursuant to the O&O Expense Support and Reimbursement Agreement, the Adviser pays all Pre-Effective Date O&O Expenses, subject to the reimbursement described below. The Fund pays all Post-Effective Date O&O Expenses.

Expense payments made by the Adviser are subject to reimbursement from the Fund commencing on April 3, 2023 and ending on the third-year anniversary of the date on which such Pre-Effective O&O Expenses were paid by the Adviser on the Fund’s behalf. The O&O Expense Reimbursement Amount will only be made if, at the time of reimbursement, the amount of all Post-Effective Date O&O Expenses then incurred by the Fund, together with the O&O Expense Reimbursement Amount does not exceed 1.50% of the gross proceeds then raised by the Fund in connection with the offering of shares of its common stock pursuant to the Form N-2.

Expense Support and Reimbursement Agreement and Fee Waiver

The Fund and the Adviser have entered into the Expense Support Agreement.

Pursuant to the Expense Support Agreement, the Adviser pays or is responsible for all ordinary operating expenses (as defined in the Expense Support Agreement) incurred by or on behalf of the Fund until such time that the Fund has total assets of $50 million, subject to the reimbursement described below.

Any such ordinary operating expense payments made by the Adviser are subject to reimbursement from the Fund for the period commencing on the last business day of the calendar month in which such expense payment was made and ending on the third-year anniversary of the last business day of the calendar month in which such expense payment was made by the Adviser on the Fund’s behalf. Reimbursement of any such expenses by the Fund to the Adviser will only be made if, at the time of reimbursement, the amount of such ordinary operating expenses incurred by the Fund during a fiscal year in which such repayment is made, together with the Expense Reimbursement Amount, does not exceed 1.50% of the total assets of the Fund.

Pursuant to the Waiver Letter, the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser for the twelve-month period ending March 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed an extension to the Waiver Letter dated January 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending June 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. The Adviser signed a second extension to the Waiver Letter dated May 30, 2024, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending September 30, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On September 3, 2024, the Adviser signed a third extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending December 31, 2024, pursuant to the Investment Advisory Agreement between the Fund and the Adviser. On November 20, 2024, the Adviser signed a fourth extension to the Waiver Letter, pursuant to which the Adviser agreed to irrevocably waive any Management Fee and Incentive Fee due from the Fund to the Adviser through the period ending March 31, 2025, pursuant to the Investment Advisory Agreement between the Fund and the Adviser.

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DETERMINATION OF NET ASSET VALUE

The Fund determines the NAV per Share by dividing the value of its portfolio investments, cash and other assets (including interest accrued but not collected) less all liabilities (including accrued expenses, borrowings and interest payables) by the total number of Shares outstanding at least quarterly for each sale of Shares in accordance with Section 23(b) of the 1940 Act. The most significant estimate inherent in the preparation of the Fund’s financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments the Fund makes. In addition, in connection with its share repurchase program, the Board of Directors has adopted procedures pursuant to which the Fund’s portfolio will be valued on or about the date of repurchases.

The Fund values its investments in accordance with Rule 2a-5 under the 1940 Act, which sets forth requirements for determining fair value in good faith. The Board of Directors determines the value of the Fund’s investment portfolio typically monthly and no less frequently than quarterly for each sale of Shares in accordance with Section 23(b) of the 1940 Act, after consideration of the Valuation Committee’s recommendation of fair value. The Adviser compiles relevant information, including a financial summary, covenant compliance review and recent trading activity in the security, if known. All available information, including non-binding indicative bids which may not be considered reliable, will be considered by the Fund and/or the Valuation Committee. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases the Fund and/or the Valuation Committee will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available. The Fund may elect to engage third-party valuation firms to provide assistance to the Valuation Committee and Board of Directors in valuing certain of the Fund’s investments. The Valuation Committee will evaluate the impact of such additional information, and factor it into its consideration of fair value.

As part of the valuation process, the Adviser will take into account relevant factors in determining the fair value of the Fund’s investments for which reliable market quotations are not readily available, including and in combination, as relevant, of: the nature of any restrictions on disposition of the securities; structure of the securities as described in the indenture; assessment of the general liquidity/illiquidity of the securities; the issuer’s financial condition, including but not limited to its overcollateralization test, interest coverage test and size of its CCC bucket; the markets in which the issuers of the underlying collateral do business; the nature and value of the collateral; the prices of any actual trades or bids/offers for the securities or the prices of any actual trades or bids/offers for any comparable securities within the period seven days prior or seven days after the NAV date, subject to a shorter window during periods of enhanced volatility where in the judgement of the Board of Directors trades executed outside of the shorter window would not represent a better representation of fair-value than prices provided by the pricing service; broker firm bids; broker firm offers; the reputation of the collateral manager; information resulting from bids-wanted in competition; if the record date for a CLO equity distribution and/or corporate dividend payment falls on the last day of the period and whether a prospective purchaser would require a downward adjustment to the price; any available analyst, media or other reports or information deemed reliable by the Board of Directors regarding the issuer or the markets or industry in which it operates; and such other information the Board of Directors deems material to the pricing of individual securities.

These processes and procedures are part of the Fund’s compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that the Fund is required to maintain under the 1940 Act.

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CONFLICTS OF INTEREST

The Fund has entered into the Investment Advisory Agreement with Oxford Park Management. Oxford Funds, as the managing member of Oxford Park Management, manages the business and internal affairs of Oxford Park Management.

In addition, Oxford Funds provides the Fund with office facilities and administrative services pursuant to the Administration Agreement. Jonathan H. Cohen, Chief Executive Officer and Director of the Fund, is the managing member of and controls Oxford Funds. Saul B. Rosenthal, President and Director of the Fund, is also the President of Oxford Park Management and a member of Oxford Funds.

In addition, Mr. Cohen currently serves as Chief Executive Officer and Mr. Rosenthal currently serves as President of Oxford Lane Capital Corp., a non-diversified closed-end management investment company that currently invests primarily in CLO debt and equity tranches, Oxford Lane Management, LLC, Oxford Lane Capital Corp.’s investment adviser, Oxford Square Capital Corp., a publicly-traded business development company that invests principally in the debt of U.S.-based companies and Oxford Square Management, LLC, Oxford Square Capital Corp.’s investment adviser. Oxford Funds is also the managing member of Oxford Lane Management, LLC and Oxford Square Management, LLC. Messrs. Cohen and Rosenthal also currently serve as Chief Executive Officer and President, respectively, at Oxford Gate Management, LLC, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC. Oxford Funds is the managing member of Oxford Gate Management, LLC. As a result, Messrs. Cohen and Rosenthal may be subject to certain conflicts of interests with respect to their management of the Fund’s portfolio on the one hand, and their respective obligations to manage Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds, on the other hand.

The Fund, Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds, are subject to a written policy with respect to the allocation of investment opportunities among the Fund, Oxford Lane Capital Corp., Oxford Square Capital Corp., Oxford Bridge II, LLC and the Oxford Gate Funds in view of the potential conflicts of interest raised by the relationships described above. The allocation policy generally provides that, depending on the amount of the investment opportunity and subject to current and anticipated cash availability, among other factors, investment opportunities that are suitable for more than one entity will be allocated on a pro-rata basis, based on each entity’s order size.

In the ordinary course of business, the Fund may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that the Fund does not engage in any prohibited transactions with any persons affiliated with the Fund, the Fund has implemented certain policies and procedures whereby the Fund’s executive officers screen each of the Fund’s transactions for any possible affiliations between the proposed portfolio investment, the Fund, companies controlled by the Fund and the Fund’s employees and directors. The Fund will not enter into any agreements unless and until the Fund is satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, the Fund has taken appropriate actions to seek board review and approval or exemptive relief for such transaction. The Fund’s Board of Directors reviews these procedures on an annual basis. As a registered closed-end fund, the Fund is limited in its ability to co-invest in privately negotiated transactions with certain funds or entities managed by Oxford Park Management or its affiliates without an exemptive order from the SEC. On June 14, 2017, the SEC issued the Order which permits the Fund to co-invest in portfolio companies with certain funds or entities managed by Oxford Park Management or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the Order. Pursuant to the Order, the Fund is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Fund’s Independent Directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s then-current investment objective and strategies.

The Fund has also adopted a Code of Business Conduct and Ethics which applies to, among others, the Fund’s senior officers, including the Fund’s Chief Executive Officer and Chief Financial Officer, as well as every officer, director and employee of the Fund. The Fund’s Code of Business Conduct and Ethics requires that all employees and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and the interests of the

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Fund. Pursuant to the Fund’s Code of Business Conduct and Ethics, each employee and director must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict. The Fund’s Audit Committee is charged with approving any waivers under the Code of Business Conduct and Ethics.

The Fund will reimburse Oxford Funds an allocable portion of overhead and other expenses incurred by Oxford Funds in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and the Fund’s allocable portion of the compensation of its Chief Financial Officer and any administrative support staff, including accounting personnel. The Fund will also reimburse Oxford Funds for the costs associated with the functions performed by its Chief Compliance Officer that Oxford Funds pays on the Fund’s behalf pursuant to the terms of an agreement between the Fund and ACA. These arrangements may create conflicts of interest that the Board of Directors must monitor. Oxford Park Management is not reimbursed for any performance-related compensation of its employees.

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SHARE REPURCHASES

No Right of Redemption

No shareholder or other person holding Shares acquired from a shareholder has the right to require the Fund to repurchase any Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Fund may from time to time offer to repurchase Shares pursuant to written tenders by shareholders. Subject to the Board of Director’s discretion, the Fund intends to offer to repurchase Shares from shareholders in each quarter in an amount up to 5% of the Fund’s NAV. The Fund may extend multiple offers to repurchase Shares in a quarter in an aggregate amount of 5% of the Fund’s NAV.

There is no minimum number of Shares which must be repurchased in any repurchase offer. The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Directors, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board of Directors will consider the recommendations of the Adviser as to the timing and amount of such an offer, as well as a variety of operational, business and economic factors.

The Adviser currently expects that, generally, it will recommend to the Board of Directors that the Fund offer to repurchase Shares from shareholders quarterly, with such repurchases to be offered at the Fund’s NAV per share as of the Valuation Date. Each repurchase offer will generally commence at least 20 business days prior to the Valuation Date. In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board of Directors will consider the following factors, among others:

•        the liquidity of the Fund’s assets;

•        the investment plans and working capital and reserve requirements of the Fund;

•        the relative economies of scale of the tenders with respect to the size of the Fund;

•        the history of the Fund in repurchasing Shares;

•        the ability to readily determine the Fund’s NAV per share;

•        the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•        any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•        the recommendations of the Adviser.

The Fund will repurchase Shares from shareholders pursuant to written tenders on terms and conditions that the Board of Directors determines to be fair to the Fund and to all shareholders. If and when the Board of Directors determines that the Fund will repurchase Shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund’s NAV per share by contacting the Adviser during the period. If a repurchase offer is oversubscribed by shareholders who tender Shares, the Fund may repurchase a pro rata portion by value of the Shares tendered by each shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Repurchases of Shares from shareholders by the Fund will generally be paid in cash. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Shares.

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Shares will be repurchased by the Fund after the Management Fee has been deducted from the Fund’s assets as of the end of the month in which the repurchase occurs — i.e., the accrued Management Fee for the month in which Fund Shares are to be repurchased is deducted prior to effecting the relevant repurchase of Fund Shares.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board of Directors, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

A shareholder tendering for repurchase only a portion of the shareholder’s Shares will be required to maintain an account balance of at least $2,500 after giving effect to the repurchase. If a shareholder tenders an amount that would cause the shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase or redeem all of a shareholder’s Shares at any time if the aggregate value of such shareholder’s Shares is, at the time of such compulsory repurchase or redemption, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase or redeem Shares compulsorily may be a factor which shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

The Fund may also repurchase and/or redeem Shares of a shareholder without consent or other action by the shareholder or other person, in accordance with the terms of its Charter, Bylaws and the 1940 Act, including Rule 23c-2 under the 1940 Act, if the Fund determines that:

•        ownership of Shares by a shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•        continued ownership of Shares by a shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Directors, the Adviser or any of their affiliates, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•        any of the representations and warranties made by a shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•        with respect to a shareholder subject to Special Laws or Regulations, the shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares;

•        the shareholder’s estate submits a tender request and proof of owner’s death;

•        the disabled shareholder’s legal representative submits tender request and proof of qualified disability; or

•        it would be in the best interests of the Fund for the Fund to repurchase the Shares.

In the event that the Adviser or any of its affiliates holds Shares in the capacity of a shareholders, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly.

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DESCRIPTION OF CAPITAL STRUCTURE

The following describes the material terms of the Fund’s stock under Maryland General Corporation Law and the Charter and Bylaws. Please refer to the Maryland General Corporation Law and the Charter and Bylaws, copies of which have been filed as exhibits to the registration statement of which this Prospectus is a part, for a more detailed description of the provisions summarized below.

Stock

The Fund’s authorized stock consists of 250,000,000 Shares of common stock, par value $0.001 per share, 50,000,000 of which are designated as Class L Shares.

There is currently no market for the Fund’s Shares, and the Fund does not expect that a market for its Shares will develop in the foreseeable future, if ever. No Shares have been authorized for issuance under any equity compensation plans. Under Maryland law, the Fund’s shareholders generally will not be personally liable for its debts or obligations.

Set forth below is a chart describing the classes of the Fund’s securities outstanding as of November 30, 2024:
(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column(3)
Class A Common Stock	100,000,000	—	241,964
Class C Common Stock	50,000,000	—	—
Class I Common Stock	50,000,000	—	479,837
Class L Common Stock	50,000,000	—	46,405

Under the Charter, the Board of Directors is authorized to classify and reclassify any unissued Shares into other classes or series of stock without obtaining shareholder approval. As permitted by the Maryland General Corporation Law, the Charter provides that the Board of Directors, without any action by the Fund’s shareholders, may amend the Charter from time to time to increase or decrease the aggregate number of Shares or the number of Shares of any class or series that the Fund has authority to issue.

Common Stock

All Shares of the Fund’s common stock have equal rights as to assets and voting privileges and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Each class has exclusive voting rights with respect to matters that affect that class. Distributions may be paid to the holders of the Fund’s Shares if, as and when authorized by the Board of Directors and declared by the Fund out of assets legally available therefor. Shares of the Fund’s common stock have no preemptive, conversion, redemption or appraisal rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of the Fund’s liquidation, dissolution or winding up, each Share of the Fund’s common stock would be entitled to share ratably in all of its assets that are legally available for distribution after the Fund pays all debts and other liabilities and subject to any preferential rights of holders of the Fund’s preferred stock, if any preferred stock is outstanding at such time. Each Share of the Fund’s common stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of the Fund’s common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding Shares of common stock can elect all of the Fund’s directors, and holders of less than a majority of such Shares will be unable to elect any director.

Investors purchasing Class L Shares may be charged a sales load of up to 4.25% of the investor’s gross purchase. Class L Shares are subject to a distribution and/or shareholder servicing fee at an annual rate of 0.50% of the Fund’s NAV most recently determined preceding the payment date. The Fund and the Adviser rely on exemptive relief from the SEC that permits the Fund to issue multiple classes of shares of common stock with varying sales loads, contingent deferred sales charges, and/or asset-based service and/or distribution fees. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of Shares you may be eligible to purchase.

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Preferred Stock

The Charter authorizes the Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by the Fund’s existing common stockholders. Prior to issuance of shares of each class or series, the Board of Directors is required by Maryland law and by the Charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the Fund’s common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to the Fund’s common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. The Fund believes that the availability for issuance of preferred stock will provide it with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Charter authorizes it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as a director or officer and at the Fund’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Fund’s Bylaws obligate it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as a director or officer and at the Fund’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Charter and Bylaws also permit the Fund to indemnify and advance expenses to any person who served a predecessor of the Fund in any of the capacities described above and any of the Fund’s employees or agents or any employees or agents of the Fund’s predecessor. In accordance with the 1940 Act, the Fund will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or

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(2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either, case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Fund has entered into indemnification agreements with its directors. The indemnification agreements provide the Fund’s directors the maximum indemnification permitted under Maryland law and the 1940 Act.

The Fund’s insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the Fund’s present or former directors or officers have performed for another entity at its request. There is no assurance that such entities will in fact carry such insurance. However, the Fund does not expect to request its present or former directors or officers to serve another entity as a director, officer, partner or trustee unless the Fund can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws

The Maryland General Corporation Law and the Charter and Bylaws contain provisions that could make it more difficult for a potential acquirer to acquire the Fund by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Fund to negotiate first with its Board of Directors. The Fund believes that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Number of Directors; Vacancies; Removal

The Charter provides that the number of directors will be set only by the Board of Directors in accordance with the Bylaws. The Bylaws provide that a majority of the entire Board of Directors may at any time increase or decrease the number of directors. However, unless the Bylaws are amended, the number of directors may never be less than one nor more than nine. The Charter provides that, at such time as the Fund has at least three Independent Directors and its common stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Fund will elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the Board of Directors. Accordingly, at such time, except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act. Directors shall be elected by the affirmative vote of a plurality of the Shares voted at a meeting of the shareholders in an uncontested election and a majority of all votes entitled to be cast at a meeting of the shareholders in a contested election, to the extent shareholders are entitled to vote to elect directors.

As set forth in the Bylaws, each directors’ term of office shall continue until his or her death, resignation or removal.

The Charter provides that a director may only be removed for cause and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

Under the Maryland General Corporation Law, stockholder action can be taken only at a special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which the Charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of the Bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal.

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Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

The Bylaws provide that with respect to special meetings of stockholders, only the business specified in a notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Directors at a special meeting may be made only (1) pursuant to a notice of the meeting, (2) by the Board of Directors or (3) provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Bylaws.

The purpose of requiring stockholders to give the Fund advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the Bylaws do not give the Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Fund and its stockholders.

Calling of Special Meetings of Stockholders

The Bylaws provide that special meetings of stockholders may be called by the Board of Directors and certain of its officers. Additionally, the Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of the holders of Shares of the Fund’s stock entitled to cast a majority of the votes entitled to be cast (without regard to class).

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The Charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. The Charter also provides that certain charter amendments, any proposal for the Fund’s conversion, whether by charter amendment, merger or otherwise, from a closed-end company to an open-end company and any proposal for the Fund’s liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by a majority of the Fund’s continuing directors (in addition to approval by the Board of Directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. In either event, in accordance with the requirements of the 1940 Act, any such amendment or proposal that would have the effect of changing the nature of the Fund’s business so as to cause it to cease to be a registered management investment company would be required to be approved by a majority of its outstanding voting securities, as defined under the 1940 Act. The “continuing directors” are defined in the Charter as (1) the Fund’s current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the current directors then on the Board of Directors or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

The Charter and Bylaws provide that the Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of the Bylaws.

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No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act (as defined below) discussed below, as permitted by the Maryland General Corporation Law, the Charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of the Board of Directors shall determine such rights apply.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter (the “Control Share Act”). Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•        one-tenth or more but less than one-third;

•        one-third or more but less than a majority; or

•        a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in the Bylaws compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. The Fund has elected to be subject to the Control Share Act. The Bylaws provide that a stockholder who obtains voting rights of shares of common stock in a control share acquisition shall have no voting rights with respect to such shares to the extent provided in such provisions of the Control Share Act. Such authorization shall require the affirmative vote of the holders of two-thirds of the shares of the Fund entitled to be cast on the matter, excluding interested shares. The Bylaws also provide that the provisions of the Control Share Act shall not apply to the voting rights of (A) the holders of any shares of preferred stock of such Fund (but only with respect to such preferred stock) and (B) any person acquiring shares of stock of the Fund in a control share acquisition if, prior to the acquisition, the person obtains approval of the Board of Directors exempting the acquisition from the Control Share Act specifically, generally or generally by types, which exemption may include the person and the person’s affiliates or associates or other persons.

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Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, or the “Business Combination Act.” These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•        any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•        an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•        80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•        two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. The Board of Directors has adopted a resolution that any business combination between the Fund and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board of Directors, including a majority of the Independent Directors. This resolution may be altered or repealed in whole or in part at any time; however, the Board of Directors will adopt resolutions so as to make the Fund subject to the provisions of the Business Combination Act only if the Board of Directors determines that it would be in the Fund’s best interests and if the SEC staff does not object to the Fund’s determination that the Fund being subject to the Business Combination Act does not conflict with the 1940 Act. If this resolution is repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of the Fund and increase the difficulty of consummating any offer.

Conflict with 1940 Act

The Bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Act and the Business Combination Act, or any provision of the Charter or Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

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TAX ASPECTS

The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a shareholder’s particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding Shares should consult the shareholder’s personal advisors with respect to the purchase, ownership and disposition of Shares.

The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Fund.

Taxation of the Fund

The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests. The Fund will qualify as a RIC if (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of stock, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”); and (ii) the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.” The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be

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treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in stock or securities (or options and futures with respect to stock or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in stock and securities.

In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its “investment company taxable income” and its net tax-exempt interest income (if any), determined without regard to any deduction for dividends paid, to shareholders (the “90% distribution requirement”). If the Fund qualifies as a RIC and satisfies the 90% distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to shareholders (including amounts that are reinvested pursuant to the distribution reinvestment plan). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains, that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.

If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to shareholders. If the Fund makes such an election, each shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.

As a RIC, the Fund will be subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% excise tax”). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.

If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.

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Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to shareholders to meet the distribution requirements described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.

There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a significant portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify for and maintain its treatment as a RIC for U.S. federal income tax purposes, and to minimize the risk that it becomes subject to U.S. federal income or excise tax.

Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to the Fund the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund. If at least 50% of the value of the Fund’s total assets at the close of each quarter of its tax year is represented by interests in other RICs, the Fund may elect to “pass-through” to shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid or deemed paid by the Fund. If the Fund so elects, each shareholder would be required to include in gross income, even though not actually received, each shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both). Shareholders who are not liable for U.S. federal income taxes, including retirement plans, other tax-exempt shareholders and non-U.S. shareholders, will ordinarily not benefit from the foregoing Fund election (if made) with respect to foreign taxes.

The Fund may invest in shares of foreign companies that are classified under the Code as PFICs. In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.

The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC.

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Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund shareholders, and which will be recognized by Fund shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.

Some of the CLOs in which the Fund may invest may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from such CLOs, PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the 90% distribution requirement described above.

If the Fund holds 10% or more of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund, regardless of whether a U.S. shareholder has made a QEF election with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the 90% distribution requirement described above, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.

The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Fund shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Fund shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund shareholder’s tax basis in Fund Shares.

If the Fund utilizes leverage through the issuance of preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Fund Shares. Limits on the Fund’s ability to pay dividends on Fund Shares may prevent the Fund from meeting the 90% distribution requirement described above and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to the 4% excise tax.

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The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Fund Shares because of any applicable asset coverage requirements, the terms of preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the 90% distribution requirement described above that would enable the Fund to be subject to tax as a RIC, will be paid to the holders of preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of preferred Shares would be entitled to receive upon redemption or liquidation of such preferred Shares.

Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these provisions.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed the Fund’s investment company taxable income, the Fund may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, the Fund may for tax purposes have aggregate taxable income for several taxable years that the Fund is required to distribute and that is taxable to shareholders even if such taxable income is greater than the net income the Fund actually earns during those taxable years. Any underwriting fees paid by the Fund are not deductible.

The remainder of this discussion assumes that the Fund has qualified for and maintained its treatment as a RIC for U.S. federal income tax purposes and has satisfied the 90% distribution requirement described above.

Taxation of U.S. Shareholders

Distributions

Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a shareholder has owned Shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a shareholder as a return of capital that will be applied against and reduce the shareholder’s tax basis in its Shares. To the extent that the amount of any such distribution exceeds the shareholder’s tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a shareholder receiving Shares under the distribution reinvestment plan will be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the shareholder’s account.

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A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the shareholder’s original investment.

It is expected that a substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with “market discount” (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. Notwithstanding the foregoing, Section 451 of the Code generally requires any accrual method taxpayer to take into account items of gross income no later than the time at which such items are taken into account as revenue in the taxpayer’s financial statements. Treasury Regulations provide that Section 451 does not apply to market discount. If the IRS were to change its position and Section 451 were to apply to the accrual of market discount, the Fund would be required to include in income any market discount as it takes the same into account on its financial statements.

Distributions made by the Fund to a corporate shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of “qualified dividend income” to an individual or other non-corporate shareholder will be treated as “qualified dividend income” to such shareholder and generally will be taxed at long-term capital gain rates, provided the shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”

Certain distributions reported by the Fund as Section 163(j) interest dividends may be eligible to be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.

If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of the person’s investment in such Shares.

Distributions paid by the Fund generally will be treated as received by a shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. In addition, any distribution declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by shareholders on December 31 of the calendar year in which the distribution was declared.

Shareholders will be notified annually, as promptly as practicable after the end of each calendar year, as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

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The IRS currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred Shares, the Fund intends to allocate capital gain dividends, if any, between its common Shares and preferred Shares in proportion to the total dividends paid to each class with respect to such tax year.

The Fund expects to be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) as a result of either (i) Shares being held by at least 500 persons at all times during a taxable year, (ii) Shares being continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act of 1933, as amended (“Securities Act”) or (iii) Shares being treated as regularly traded on an established securities market. However, there can be no assurance that the Fund will be treated as a publicly offered regulated investment company for all years. If the Fund is not treated as a publicly offered regulated investment company for any calendar year, for purposes of computing the taxable income of non-corporate shareholders, (1) the Fund’s earnings will be computed without taking into account such shareholders’ allocable shares of the Management Fees and Incentive Fees paid to the Adviser and certain of the Fund’s other expenses, (2) each such shareholder will be treated as having received or accrued a distribution from the Fund in the amount of such shareholder’s allocable share of these fees and expenses for such taxable year, (3) each such shareholder will be treated as having paid or incurred such shareholder’s allocable share of these fees and expenses for the calendar year and (4) each such shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such shareholder. For taxable years beginning before 2026, miscellaneous itemized deductions generally are not deductible by a non-corporate shareholder. For taxable years beginning in 2026 or later, miscellaneous itemized deductions generally are deductible by a non-corporate shareholder only to the extent that the aggregate of such shareholder’s miscellaneous itemized deductions exceeds 2% of such shareholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under Section 68 of the Code.

The Fund has adopted a distribution reinvestment plan under which shareholders who do not “opt out” will receive distributions in the form of additional Shares instead of in cash. If a shareholder reinvests distributions in additional Shares, such shareholders will generally be subject to the same U.S. federal, state and local tax consequences as if it had received a distribution in cash and, for this purpose, a shareholder receiving a distribution in the form of additional Shares will generally be treated as receiving a distribution in the amount of cash that the shareholder would have received if it had elected to receive the distribution in cash. If the Fund issues additional Shares with a fair market value equal to or greater than NAV, however, shareholders will be treated as receiving a distribution in the amount of the fair market value of the distributed Shares. Any such additional Shares will have a tax basis equal to the amount treated as a distribution for U.S. federal income tax purposes. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the shareholder’s account.

Sale or Exchange of Shares

The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering shareholder. Different tax consequences may apply for tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering shareholders. On the other hand, shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.

Losses realized by a shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

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In general, non-corporate shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.

Under U.S. Treasury regulations, if a shareholder recognizes losses with respect to Shares of $2 million or more for a non-corporate shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Medicare Tax on Net Investment Income

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident shareholder, on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate shareholders and certain other shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Taxation of Tax-Exempt U.S. Shareholders

A U.S. Shareholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. Shareholder of the activities that the Fund proposes to conduct could give rise to UBTI. However, a RIC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. Shareholder should not be subject to U.S. federal income taxation solely as a result of such shareholder’s direct or indirect ownership of Shares and receipt of distributions with respect to such Shares (regardless of whether the Fund incurs indebtedness). Moreover, under current law, if the Fund incurs indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. Shareholder. Therefore, a tax-exempt U.S. Shareholder should not be treated as earning income from “debt-financed property” and distributions the Fund

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pays should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that it incurs. Certain tax-exempt private universities are subject to an additional 1.4% excise tax on their “net investment income,” including income from interest, dividends, and capital gains. Proposals periodically are made to change the treatment of “blocker” investment vehicles interposed between tax-exempt investors and non-qualifying investments. In the event that any such proposals were to be adopted and applied to RICs, the treatment of dividends payable to tax-exempt investors could be adversely affected. In addition, special rules would apply if the Fund were to invest in certain real estate mortgage investment conduits or taxable mortgage pools, which the Fund does not currently plan to do, that could result in a tax-exempt U.S. Shareholder recognizing income that would be treated as UBTI.

Taxation of Non-U.S. Shareholders

Whether an investment in the Fund is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that investor’s particular circumstances. An investment in the Fund by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.

The U.S. federal income taxation of a shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “non-U.S. Shareholder”), depends on whether the income that the shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

If the income that a non-U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of “investment company taxable income” will generally be subject to a U.S. federal withholding tax at the then-current rate (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non-U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non-U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. residents. Backup withholding will not, however, be applied to payments that have been subject to the respective rate of withholding tax applicable to non-U.S. Shareholders.

A non-U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements, such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to the applicable U.S. tax rate.

Furthermore, properly reported distributions by the Fund and received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (i.e., the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible distributions as derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund invests.

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. Shareholder, any distributions of “investment company taxable income,” capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. persons. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.

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A non-U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.

If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.

The Fund has adopted a distribution reinvestment plan under which shareholders who do not “opt out” receive distributions in the form of additional Shares instead of in cash. If a non-U.S. Shareholder reinvests distributions in additional Shares, such non-U.S. Shareholder will generally be subject to the same U.S. federal, state and local tax consequences as if it had received a distribution in cash and, for this purpose, a non-U.S. Shareholder receiving a distribution in the form of additional Shares will generally be treated as receiving a distribution in the amount of cash that the non-U.S. Shareholder would have received if it had elected to receive the distribution in cash. If we issue additional Shares with a fair market value equal to or greater than NAV, however, a non-U.S. Shareholder will be treated as receiving a distribution in the amount of the fair market value of the distributed Shares. If the distribution is subject to withholding tax as described above, only the net after-tax amount will be reinvested in additional Shares. If the distribution is “effectively connected” with a U.S. trade or business of the non-U.S. Shareholder (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. Shareholder), and the non-U.S. Shareholder complies with the applicable certification and disclosure requirements, the full amount of the distribution generally will be reinvested in additional Shares and will nevertheless be subject to U.S. federal income tax at the rates and in the manner applicable to U.S. persons generally. The non-U.S. Shareholder will have an adjusted tax basis in the additional Shares of our common stock purchased through the distribution reinvestment plan equal to the total dollar amount treated as a distribution for U.S. federal income tax purposes. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the non-U.S. Shareholder’s account.

Under the Foreign Account Tax Compliance Act provisions of the Code, the Fund is required to withhold U.S. tax (at the applicable rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.

Other Taxes

Shareholders may be subject to state, local and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

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Change in Tax Laws

Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and/or regulations may be changed with retroactive effect. Moreover, the interpretation and/or application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require us to accrue potential tax liabilities even in situations in which we and/or our stockholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations.

Developments in the tax laws of the United States or other jurisdictions could have a material effect on the tax consequences to shareholders, and/or the Fund, and shareholders may be required to provide certain additional information to the Fund (which may be provided to the IRS or other taxing authorities) and may be subject to other adverse consequences as a result of such change in tax laws. In the event of any such change in tax law, each shareholder is urged to consult its own advisors.

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ERISA CONSIDERATIONS

Employee benefit plans and other plans subject to ERISA or the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a shareholder, solely as a result of the ERISA Plan’s investment in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

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PLAN OF DISTRIBUTION

General

Fund Shares are sold through the Dealer Manager pursuant to the terms of a Dealer Manager Agreement.

The Dealer Manager acts as a distributor of the Fund’s Shares on a best-efforts basis, subject to various conditions. Shares are offered for sale through the Dealer Manager at NAV per Share plus any applicable sales load. The Dealer Manager and the Fund also may enter into agreements with Selling Agents for the sale and servicing of the Fund’s Shares. In reliance on Rule 415 of the Securities Act, the Fund intends to offer up to 20,000,000 Shares. The Dealer Manager is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange, and the Dealer Manager will not act as a market marker in Fund Shares. Under the Dealer Manager Agreement, the Dealer Manager also provides certain advertising and promotional services in consideration of its receipt of a dealer manager fee. Pursuant to the terms of the Dealer Manager Agreement, the Dealer Manager will seek to advertise and otherwise promote the Fund through various wholesale distribution channels.

The Fund, the Adviser or its affiliates may pay additional compensation to Selling Agents in connection with the sale of Fund Shares. In return for the additional compensation, the Fund may receive certain marketing benefits or services including access to a Selling Agents’ registered representatives, placement on a list of investment options offered by a Selling Agent, or the ability to assist in training and educating the Selling Agents. The additional compensation may differ among Selling Agents in amount or in the manner of calculation: payments of additional compensation may be fixed dollar amounts, based on the aggregate value of outstanding Shares held by shareholders introduced by the Selling Agent, or determined in some other manner. The receipt of additional compensation by a Selling Agent may create potential conflicts of interest between an investor and its Selling Agent who is recommending the Fund over other potential investments. Under no circumstances will aggregate underwriting compensation paid to the Financial Industry Regulatory Authority (“FINRA”) members participating in this offering exceed 8% of the Fund’s gross offering proceeds.

The Fund has agreed to indemnify the Dealer Manager against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Dealer Manager may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Dealer Manager against liability that arises out of, or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished either (x) to the Fund by the Dealer Manager or (y) to the Fund or Dealer Manager by or on behalf of any Selling Agent expressly for use in this Registration Statement or any such post-effective amendment hereto, or the Prospectus or any such supplement hereto.

Purchase Terms

Except as otherwise altered by the Board of Directors, the Fund intends to accept initial and additional purchases of Shares on the Acceptance Date.

Except as otherwise permitted by the Board of Directors, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due nine business days after the Acceptance Date. A prospective investor must also submit a completed Investor Application (including investor certifications) due nine business days after the Acceptance Date. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed Investor Application (including investor certifications) are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and Investor Application for processing in the next Acceptance Date.

Pending any closing, funds received from prospective investors will be placed in an account with the transfer agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.

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Subscriptions will be accepted or rejected within 45 days of receipt by the Fund and, if rejected, all funds shall be promptly returned to subscribers within such timeframe without deduction for any expenses. Shares issued pursuant to the Fund’s distribution reinvestment plan typically will be issued on the same date that the Fund holds its first closing of each month for the sale of shares in this offering.

Despite having to meet the funding deadline described above, the Fund does not issue the Shares purchased (and an investor does not become a shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

The Fund reserves the right to reject any purchase of Shares for any reason (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor.

The Fund has the sole right to determine and change the number and timing of closings, including the ability to change the number and timing of closings after communicating the anticipated closing timing to Selling Agents.

Sales Loads

Shares available in this offering are referred to as “Class L Shares.” Class L Shares are charged selling commissions and dealer manager fees. The Fund and the Adviser rely on exemptive relief from the SEC that permits the Fund to issue multiple classes of shares of common stock with varying sales loads, contingent deferred sales charges, and/or asset-based service and/or distribution fees. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of Shares you may be eligible to purchase.

Investment Minimums

The minimum initial investment in the Fund from each investor is $2,500, and the minimum additional investment in the Fund is $500. The minimum initial and additional investments may be reduced by the Fund. The Fund may repurchase all of the Shares held by a shareholder if the shareholder’s account balance in the Fund, as a result of repurchase requests by the shareholder, is less than $2,500. Investors may purchase Shares through a broker-dealer or Selling Agent that may establish different minimum investment requirements than the Fund and may also independently charge transaction fees and additional amounts (which may vary) in return for its services, which will reduce an investor’s return.

Conversion Feature

On the first business day of the month following the eighth anniversary of the issuance, Class L Shares convert automatically to Class I Shares of the Fund, reducing future annual expenses. All Class L Share conversions to Class I Shares will be made on the basis of the relative NAV of the two classes, without the imposition of any sales load, fee or other charge.

Exchanging Shares

Exchanges from one class of Shares to another class of Shares are generally not permitted.

Share Class Considerations

When selecting a Share class, you should consider the following:

•        which Share classes are available to you;

•        how much you intend to invest;

•        how long you expect to own the Shares; and

•        total costs and expenses associated with a particular Share class.

Each investor’s financial considerations are different. You should speak with your financial intermediary to help you decide which Share class is best for you. Not all financial intermediaries offer all classes of Shares. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

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Payment By Mail

To purchase Shares in this offering, you must complete and sign an Investor Application for a specific dollar amount equal to or greater than the Shares’ investment minimum and pay such amount at the time of subscription. You should make your check payable to Oxford Park Income Fund, Inc. and your check and Investor Application should be mailed to:

Via Mail: Oxford Park Income Fund, Inc. c/o U.S. Bank Global Fund Services P.O. Box 701 Milwaukee, WI 53201-0701	Via Express/Overnight Delivery: Oxford Park Income Fund, Inc. c/o U.S. Bank Global Fund Services 615 E. Michigan St, Fl3 Milwaukee, WI 53202-5207

Purchases will be effective only upon the Fund’s acceptance, and the Fund reserves the right to reject any purchase in whole or in part. Pending acceptance of your purchase, proceeds will be deposited into an account for your benefit.

An approved trustee must process and forward to the Fund purchases made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, the Fund will send the confirmation and notice of the Fund’s acceptance to the trustee.

Payment By Wire

To make an initial investment in the Fund, the transfer agent must receive a completed Investor Application from a Selling Agent or directly from the investor. Upon receipt of the completed account application, the transfer agent will establish an account. An investor’s bank must include both the name of the Fund and the investor’s name so that monies can be correctly applied. Detailed wire instructions will be included on the Investor Application. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the New York Stock Exchange. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

Oxford Park Income Fund, Inc.
Attn: U.S. Bancorp Fund Services, LLC
ABA: 091000022
Account Number: 104798220539
Account Name: U.S. Bancorp Fund Service, LLC; FBO Oxford Park Income Fund, Inc.
FBO: (Insert Investor Name)

Transfer on Death Designation

Subject to any applicable state or local laws, you have the option of placing a transfer on death (“TOD”) designation on your Shares. A TOD designation transfers ownership of your Shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the Shares. However, this option may not be available to residents of the state of Louisiana. If you would like to place a TOD designation on your Shares you must complete a transfer on death form, which is available upon request to us, and send the transfer on death form back to the Fund in order to effect the designation.

Supplemental Sales Material

In addition to this Prospectus, the Fund uses supplemental sales material in connection with the offering of its Shares, although only when accompanied by or preceded by the delivery of this Prospectus, as supplemented. The Fund will file all supplemental sales material with the SEC or FINRA prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this Prospectus.

The Fund is offering Class L Shares only by means of this Prospectus, as the same may be supplemented and amended from time to time. The supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this Prospectus, or the registration statement of which this Prospectus is a part.

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Distribution and/or Shareholder Service Expenses

The Fund has adopted a “Distribution and Shareholder Services Plan” with respect to its Class L Shares under which the Fund may compensate the Dealer Manager and Selling Agents for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may include due diligence, printing and mailing of prospectuses to other than current shareholders, printing and mailing of sales literature, offering the Fund as an option on a distribution platform a Selling Agent administers and such other information and liaison services as the Fund, the Adviser or Dealer Manager may reasonably request. Under the Distribution and Shareholder Services Plan, Class L Shares are subject to a distribution and/or shareholder servicing fee at an annual rate of 0.50% of the Fund’s NAV most recently determined preceding the payment date. With respect to Class L Shares, 0.25% of the fee is characterized as a “shareholder servicing fee” and 0.25% is characterized as a “distribution fee.”

The Distribution and Shareholder Services Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order it has been granted under the 1940 Act to allow it to have asset-based distribution fees.

Other Payments Made by the Adviser, the Dealer Manager and/or its Designee

The Fund, the Adviser, and/or the Dealer Manager may authorize one or more Selling Agents to receive orders and provide certain related services on behalf of the Fund. Additionally, the Adviser has entered into distribution and/or servicing agreements to compensate Selling Agents for distribution-related activities and/or for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Distribution-related services may include, among other things, the provision of education and support for the Fund’s sales team, the placement of the Fund on preferred lists and in advisory allocation models, and promotion of the Fund through conferences, roadshows, and newsletters. Shareholder servicing arrangements may include, among other things, electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.

Compensation received by the Selling Agents is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Selling Agents by providing an incentive to recommend the Shares over other potential investments that may also be appropriate for the clients of such Selling Agents. These payments may also have the effect of increasing the Fund’s assets under management, which would increase the amount of the Management Fee payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Selling Agents, subject to the limitations imposed by the Financial Industry Regulatory Authority. Such professionals and Selling Agents may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees are not considered to be compensation for any sales or distribution activities.

The aggregate amount of these payments may be substantial and may include amounts that are sometimes referred to as “revenue sharing” payments. Because these revenue sharing payments are paid by the Adviser and not from the Fund’s assets, the amount of any revenue sharing payments is determined by the Adviser. The existence or level of such payments may be based on factors that include, without limitation, differing levels or types of services provided by the Selling Agents, the expected level of assets or sales of Shares, the placing of the Fund on a recommended or preferred list and/or access to a Selling Agent’s personnel and other factors. Payments may be based on current or past sales, current or historical assets or a flat fee for specific services provided. Shareholders should inquire of a Selling Agent how the Selling Agent will be compensated for investments made in the Fund.

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DISTRIBUTIONS

To the extent that the Fund has income available, it intends to distribute monthly distributions to shareholders. The amount of the Fund’s distributions, if any, will be determined by the Board of Directors. Any distributions to the shareholders will be declared out of assets legally available for distribution. The specific tax characteristics of the Fund’s distributions will be reported to shareholders after the end of each calendar year.

If a record date for a particular distribution occurs before an investor’s date of settlement, such investor who purchases shares in this offering will not be entitled to receive such distribution.

Distribution Reinvestment Plan

The Fund has adopted a distribution reinvestment plan that provides for reinvestment of its distributions on behalf of shareholders, unless a shareholder elects to receive cash as provided below. As a result, if the Board of Directors authorizes, and the Fund declares, a cash distribution, shareholders who have not opted out of its distribution reinvestment plan will have their cash distributions automatically reinvested in additional Shares, rather than receiving the cash distributions.

No action will be required on the part of a registered shareholder to have his or her cash distribution reinvested in Shares. A registered shareholder may elect to receive an entire distribution in cash by notifying U.S. Bancorp Fund Services, LLC, the plan administrator and the Fund’s transfer agent and registrar, by telephone or in writing by providing the appropriate information and making the related election in the Investor Application or, if later choosing to make such an election, by completing a Change In Ownership Form so that such notice is received by the plan administrator no later than the record date for distributions to shareholders. The plan administrator will set up an account for Shares acquired through the plan for each shareholder who has not elected to receive distributions in cash and hold such Shares in non-certificated form.

Those shareholders whose Shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election.

During this offering, the Fund’s NAV per share as determined by the Fund’s Board of Directors for the calendar month immediately preceding the distribution payment date will be used to calculate the purchase price for shareholders under the distribution reinvestment plan. In such case, your reinvested distributions will purchase Shares at a price equal to 95% of the NAV for the calendar month immediately preceding distribution payment date or on such other valuation date fixed by the Board of Directors for such distribution.

There is no charge to shareholders for receiving their distributions in the form of additional Shares. Any transaction fees, brokerage charges, plan administrator’s fees or any charges for handling distributions in stock are paid by the Fund. There are no brokerage charges with respect to Shares the Fund has issued directly as a result of distributions payable in stock. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the Shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct any applicable brokerage charges from the proceeds.

Shareholders who receive distributions in the form of Shares are subject to the same federal, state and local tax consequences as are shareholders who elect to receive their distributions in cash. The amount of the distribution for U.S. federal income tax purposes will be equal to the fair market value of the Shares received. A shareholder’s basis for determining gain or loss upon the sale of Shares received in a distribution from the Fund will be equal to the amount treated as a distribution for U.S. federal income tax purposes.

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The plan may be terminated by the Fund upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend or distribution by the Fund. All correspondence concerning the plan should be directed to the plan administrator as follows: telephone number is 877-458-3589 and written correspondence can be mailed to:

Express/Overnight Delivery:
U.S. Bank Global Fund Services
615 East Michigan St, 3rd Fl
Milwaukee, WI 53202
Attn: Oxford Park Income Fund, Inc
Standard Mail:
U.S. Bank Global Fund Services
P.O Box 701
Milwaukee, WI 53201-0701
Attn: Oxford Park Income Fund, Inc

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LIQUIDITY STRATEGY

The Fund may, but it is not obligated to, pursue a liquidity event for its shareholders. A liquidity event could include, among other things, (1) the sale of all or substantially all of the Fund’s assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of the Fund’s Shares on a national securities exchange or (3) a merger or another transaction approved by the Board of Directors in which the Fund’s shareholders will receive cash or shares of a publicly traded company. The Fund refers to the aforementioned scenarios as “liquidity events.” The completion of a liquidity event is in the sole discretion of the Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that a suitable transaction will be available or that market conditions will permit a liquidity event. As a result, there can be no assurance that the Fund will complete a liquidity event. In making a determination of what type of liquidity event is in the best interest of the Fund’s shareholder, the Board of Directors, including the Independent Directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, the Fund’s financial condition, potential access to capital as a listed company, market conditions for the sale of the Fund’s assets or listing of the Fund’s securities, internal management considerations and the potential for shareholder liquidity.

Prior to the completion of a liquidity event, the Fund’s share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price which may be below the purchase price you paid for the shares being repurchased. See “Share Repurchases” for a detailed description of the Fund’s share repurchase program.

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REGULATION AS A CLOSED-END MANAGEMENT INVESTMENT COMPANY

General

As a registered closed-end management investment company, the Fund is subject to regulation under the 1940 Act. Under the 1940 Act, unless authorized by vote of a majority of the Fund’s outstanding voting securities, the Fund may not:

•        change its classification to an open-end management investment company;

•        alter any of its fundamental policies, which are set forth below in “Investment Restrictions”; or

•        change the nature of the Fund’s business so as to cease to be an investment company.

A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company.

As with other companies regulated by the 1940 Act, a registered closed-end management investment company must adhere to certain substantive regulatory requirements. A majority of the Fund’s Board of Directors must be persons who are not “interested persons” of the Fund, as that term is defined in the 1940 Act. The Fund is required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the closed-end management investment company. Furthermore, as a registered closed-end management investment company, the Fund is prohibited from protecting any director or officer against any liability to the Fund or its shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. The Fund may also be prohibited under the 1940 Act from knowingly participating in certain transactions with its affiliates absent exemptive relief or other prior approval by the SEC.

Investment Restrictions

The Fund’s investment objectives and its investment policies and strategies described in this Prospectus, except for the eight investment restrictions designated as fundamental policies, are not fundamental and may be changed by the Board of Directors without shareholder approval. The Fund’s Statement of Additional Information contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Whenever an investment policy or investment restriction set forth in this Prospectus or the Statement of Additional Information states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of the Fund’s acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances or any subsequent rating change made by a rating agency (or as determined by the Adviser if the security is not rated by a rating agency) will not compel the Fund to dispose of such security or other asset. Notwithstanding the foregoing, the Fund must always be in compliance with the borrowing policies set forth above or in the Statement of Additional Information.

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FISCAL YEAR; REPORTS

The Fund’s fiscal year-end is September 30. As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to shareholders for tax purposes will be furnished to shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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INQUIRIES

Inquiries concerning the Fund and the Shares should be directed to:

Oxford Park Income Fund, Inc.
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830
Attention: Investor Relations
Telephone: (203) 983-5275

Investors should rely only on the information contained in this Prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this Prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This Prospectus does not constitute an offer to sell any securities other than those to which this Prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This Prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this Prospectus or that any sale made pursuant to this Prospectus implies that the information contained in this Prospectus will remain fully accurate and correct as of any time subsequent to the date of this Prospectus.

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OXFORD PARK INCOME FUND, INC.
COMMON SHARES OF BENEFICIAL INTEREST

Maximum Offering of 20,000,000 Shares

Class L Shares

PROSPECTUS

January 28, 2025

OXFORD PARK INCOME FUND, INC.
COMMON SHARES OF BENEFICIAL INTEREST

Maximum Offering of 20,000,000 Shares

Class A Shares

Class C Shares

Class I Shares

Class L Shares

January 28, 2025

__________________________________________________________________

Statement of Additional Information

8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

__________________________________________________________________

Oxford Park Income Fund, Inc. (the “Fund”) is a Maryland corporation that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund has elected to be treated for federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund’s investment objective is to maximize its portfolio’s risk-adjusted total return. The Fund implements its investment objective by purchasing portions of equity and junior debt tranches of collateralized loan obligation (“CLO”) vehicles. There can be no assurance that the Fund will achieve its investment objective. The Fund’s investment objective may be changed by the Fund’s Board of Directors (“Board of Directors”).

This Statement of Additional Information (this “Statement of Additional Information”) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the Prospectus dated January 28, 2025, as may be supplemented, amended or restated from time to time. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained upon request and without charge by writing to the Fund at Oxford Park Income Fund, Inc., 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830, by telephone at (203) 983-5275 or on our website at www.oxfordparkincome.com. The information on the website is not incorporated by reference into this Statement of Additional Information and investors should not consider it a part of this Statement of Additional Information. The Prospectus, and other information about the Fund, are also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

S-i

INVESTMENT OBJECTIVE, POLICIES AND RISKS

The Fund is a Maryland corporation registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund offers shares of beneficial interest (“Shares”).

Oxford Park Management, LLC serves as the Fund’s investment adviser (“Oxford Park Management” or the “Adviser”). The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus dated January 28, 2025. Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. As defined by the 1940 Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the shareholders of the Fund duly called, (a) of 66-2/3% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

(1)    borrow money, except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction;

(2)    engage in the business of underwriting securities issued by others, except to the extent that the Fund may be deemed to be an underwriter in connection with the disposition of portfolio securities;

(3)    purchase or sell physical commodities or contracts for the purchase or sale of physical commodities. Physical commodities do not include futures contracts with respect to securities, securities indices, currency or other financial instruments;

(4)    purchase or sell real estate, which term does not include securities of companies which deal in real estate or mortgages or investments secured by real estate or interests therein, except that the Fund reserves freedom of action to hold and to sell real estate acquired as a result of the Fund’s ownership of securities;

(5)    make loans, except to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction. For purposes of this investment restriction, the purchase of debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) shall not constitute loans by the Fund;

(6)    issue senior securities, except to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, the SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction;

(7)    invest in any security if as a result of such investment, 25% or more of the value of the Fund’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry except (a) securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions (however, not including private purpose industrial development bonds issued on behalf of non-government issuers), or (b) as otherwise provided by the 1940 Act, as amended from time to time, and as modified or supplemented from time to time by (i) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, and (ii) any exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time. For purposes of this restriction, in the case of investments in loan participations between the Fund and a bank or other lending institution participating out the loan, the Fund will treat both the lending bank or other lending institution and the borrower as “issuers.” For purposes of this restriction, an investment in a collateralized loan obligation (“CLO”), collateralized bond obligation, collateralized debt obligation or a swap or other derivative will be considered to be an investment in the industry (if any) of the underlying or reference security, instrument or asset; or

(8)    engage in short sales, purchases on margin, or the writing of put or call options, except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction.

The latter part of certain of the Fund’s fundamental investment restrictions (i.e., the references to “except to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, the SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction”) provides the Fund with flexibility to change its limitations in connection with changes in applicable law, rules, regulations or exemptive relief. The language used in these restrictions provides the necessary flexibility to allow the Board of Directors to respond efficiently to these kinds of developments without the delay and expense of a shareholder meeting.

Whenever an investment policy or investment restriction set forth in the Prospectus or this Statement of Additional Information states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of the Fund’s acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances will not compel the Fund to dispose of such security or other asset.

MANAGEMENT

The Board of Directors oversees the Fund’s management. The Board of Directors currently consists of five members, three of whom are not “interested persons” of Oxford Park Income Fund, Inc. as defined in Section 2(a)(19) of the 1940 Act. The Board of Directors elects the Fund’s officers, who serve at the discretion of the Board of Directors. The responsibilities of each director will include, among other things, the oversight of the Fund’s investment activity, the quarterly valuation of the Fund’s assets, and oversight of its financing arrangements. The Board of Directors has also established an Audit Committee and a Valuation Committee and may establish additional committees in the future.

Board of Directors and Executive Officers

Directors

Information regarding the Board of Directors is as follows:

Name	Year of Birth	Position	Director Since(1)
Interested Directors
Jonathan H. Cohen	1965	Chief Executive Officer and Director	2023
Saul B. Rosenthal	1968	President and Director	2023

Independent Directors
Mark J. Ashenfelter	1959	Chairman of the Board of Directors	2023
John Reardon	1966	Director	2023
David S. Shin	1968	Director	2023

____________

(1)      Each director holds an indefinite term until the director’s resignation, removal, or death.

The address for each of the Fund’s directors is c/o Oxford Park Income Fund, Inc., 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830.

Executive Officers Who Are Not Directors

Name	Year of Birth	Position
Bruce L. Rubin	1959	Chief Financial Officer, Treasurer and Corporate Secretary
Gerald Cummins	1955	Chief Compliance Officer

Biographical Information

Directors

The directors have been divided into two groups — interested directors and Independent Directors. An interested director is an “interested person” as defined in Section 2(a)(19) of the 1940 Act.

Interested Directors

Messrs. Cohen and Rosenthal are “interested persons” of the Fund as defined in the 1940 Act, due to their positions as Chief Executive Officer and President, respectively, of the Fund and Oxford Park Management, the Fund’s investment adviser, and as the managing member and non-managing member, respectively, of Oxford Funds, the administrator for the Fund.

Jonathan H. Cohen has served as Chief Executive Officer and Director of the Fund and Chief Executive Officer of Oxford Park Management since February 2023. Mr. Cohen has also served as Chief Executive Officer of Oxford Lane Capital Corp. and Oxford Lane Management, LLC, Oxford Lane Capital Corp.’s investment adviser, since 2010. He has also served as Chief Executive Officer of Oxford Square Capital Corp. and Oxford Square Management, LLC and as the managing member of Oxford Funds since 2003. Since 2018, Mr. Cohen has also served as the Chief Executive Officer of Oxford Gate Management, LLC (“Oxford Gate Management”) the investment adviser to Oxford Gate

Master Fund, LLC, Oxford Gate, LLC and Oxford Gate (Bermuda), LLC (collectively, the “Oxford Gate Funds”) and Oxford Bridge II, LLC. Oxford Bridge II, LLC and the Oxford Gate Funds are private investment funds. Mr. Cohen is also a member of the Board of Directors of the Fund, Oxford Lane Capital Corp. and Oxford Square Capital Corp.

Previously, Mr. Cohen managed technology equity research groups at Wit Capital, Merrill Lynch, UBS and Smith Barney. Mr. Cohen received a B.A. in Economics from Connecticut College and an M.B.A. from Columbia University. Mr. Cohen’s depth of experience in managerial positions in investment management, securities research and financial services, as well as his intimate knowledge of our business and operations, gives the Board of Directors valuable industry-specific knowledge and expertise on these and other matters.

Saul B. Rosenthal has served as President and Director of the Fund and President of Oxford Park Management since February 2023. Mr. Rosenthal has also served as President of Oxford Lane Capital Corp. and Oxford Lane Management, LLC, Oxford Lane Capital Corp.’s investment adviser, since 2010 and as President of Oxford Square Capital Corp. and Oxford Square Management since 2004. Mr. Rosenthal has also served as President of Oxford Gate Management, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC, since 2018. Mr. Rosenthal is also a member of the Board of Directors of the Fund and Oxford Lane Capital Corp. Mr. Rosenthal was previously an attorney at the law firm of Shearman & Sterling LLP. Mr. Rosenthal serves on the board of the National Museum of Mathematics. Mr. Rosenthal received a B.S., magna cum laude, from the Wharton School of the University of Pennsylvania, a J.D. from Columbia University Law School, where he was a Harlan Fiske Stone Scholar, and a LL.M. (Taxation) from New York University School of Law. Mr. Rosenthal’s depth of experience in managerial positions in investment management, as well as his intimate knowledge of our business and operations, gives the Board of Directors the valuable perspective of a knowledgeable corporate leader.

Independent Directors

The following directors are not “interested persons” of the Fund, as defined in the 1940 Act.

Mark J. Ashenfelter presently serves as a Senior Vice President and the General Counsel of Haebler Capital, a private investment company located in Greenwich, CT. Prior to joining Haebler Capital in 1994, Mr. Ashenfelter was an associate at Cravath, Swaine & Moore from 1985 to 1992 and Cadwalader, Wickersham & Taft from 1992 to 1994. Mr. Ashenfelter also serves on the Board of Directors of Oxford Lane Capital Corp. Mr. Ashenfelter received a B.A., cum laude, from Harvard University, a J.D., magna cum laude, from New York Law School, where he was Managing Editor of the Law Review, and a LL.M. (Taxation) from New York University School of Law. Mr. Ashenfelter’s extensive corporate legal experience, particularly in connection with investment companies, provides our Board of Directors with valuable insight and perspective.

John Reardon is the President and CEO of Schurz Communications, Inc., a leading broadband and managed cloud services provider. Mr. Reardon also serves on the Board of Directors of Oxford Lane Capital Corp. Mr. Reardon also serves as a Board Member and Audit Committee Member for Schurz Communications, Inc. Previously, Mr. Reardon was Of Counsel with Kutak Rock, LLP, where he advised broadband and software companies on corporate and regulatory matters. Mr. Reardon served from 2019 until 2021 as the Director of Business Strategy, Smart Cities, for American Infrastructure Partners, LP, an infrastructure fund based in Foster City, California. Mr. Reardon was previously the Managing Director of Choctaw Telecom, LLC. In addition, Mr. Reardon served as Chief Executive Officer, General Counsel, and a member of the Board of Directors of Mobex Communications, Inc. from 1997 until 2005. Mr. Reardon began his career in telecom law at the boutique Washington, DC firm of Keller and Heckman, LLP. Mr. Reardon received a Bachelor of Arts degree, summa cum laude, from Boston University, and earned his J.D. from Columbia Law School. Mr. Reardon’s extensive experience as a senior corporate executive provides our Board of Directors with the perspective of a knowledgeable corporate leader.

David S. Shin presently is the Head of Capital Markets for Amergin Asset Management, an asset manager specializing in transportation assets. Mr. Shin also serves on the Board of Directors of Oxford Lane Capital Corp. From April 2021 to July 2022, Mr. Shin was an external consultant to Apollo Investment Consulting where he was senior advisor to the board of a portfolio company. Prior to this, Mr. Shin served as the Head of Business Development for the Infinity Transportation division of Global Atlantic Financial Group from 2016 to March 2021 and, from January 2016 to November 2016, he was an asset management consultant to Innovatus Capital Partners, the manager of certain assets of Perella Weinberg Partners, a financial services firm. From 2011 to 2016, Mr. Shin was an asset management professional at Perella Weinberg Partners. From 2010 to 2011, Mr. Shin served as a Managing Director at Bentley

Associates, an investment banking firm. Prior to joining Bentley Associates, Mr. Shin worked in the Global Real Estate Investment Banking Group at Deutsche Bank Securities from 2005 to 2008, and in the Real Estate & Lodging Group of Citigroup Global Markets from 2004 to 2005. Prior to that, Mr. Shin worked for William Street Advisors, LLC, a boutique financial advisory firm affiliated with Saratoga Management Company, from 2002 to 2004. After receiving his J.D. in 1995, Mr. Shin was a member of the Healthcare Group of Dean Witter Reynolds from 1995 to 1996, and was subsequently a member of the Mergers & Acquisitions Group of Merrill Lynch & Co. from 1996 to 2002. Mr. Shin started his career as a CPA in the Corporate Tax Department of KPMG Peat Marwick’s Financial Institutions Group, where he served from 1990 to 1992, before attending law school. Mr. Shin received a B.S., magna cum laude, from The Wharton School at the University of Pennsylvania and a J.D. from Columbia Law School. Mr. Shin’s extensive experience in investment banking provides the Board of Directors with valuable insights of an experienced and diligent financial professional, as well as a diverse perspective.

Executive Officers Who Are Not Directors

Bruce L. Rubin has served as our Chief Financial Officer, Treasurer, Controller and Corporate Secretary since February 2023. Mr. Rubin also served as Oxford Lane Capital Corp.’s Chief Financial Officer and Corporate Secretary since August 2015, and as Treasurer and Controller since its initial public offering in 2011. Mr. Rubin has also served as Oxford Square Capital Corp.’s Controller since 2005, Oxford Square Capital Corp.’s Treasurer since 2009, and Oxford Square Capital Corp.’s Chief Financial Officer, Chief Accounting Officer and Corporate Secretary since August 2015. Mr. Rubin also currently serves as the Chief Financial Officer and Secretary of Oxford Lane Management, Oxford Square Management, LLC, Oxford Funds, and Oxford Gate Management, LLC. From 1995 to 2003 Mr. Rubin was the Assistant Treasurer & Director of Financial Planning of the New York Mercantile Exchange, Inc., the largest physical commodities futures exchange in the world and has extensive experience with Sarbanes-Oxley, treasury operations and SEC reporting requirements. From 1989 to 1995, Mr. Rubin was a manager in financial operations for the American Stock Exchange, where he was primarily responsible for budgeting matters. Mr. Rubin began his career in commercial banking as an auditor primarily of the commercial lending and municipal bond dealer areas. Mr. Rubin received his BBA in Accounting from Hofstra University where he also obtained his M.B.A. in Finance.

Gerald Cummins has served as our Chief Compliance Officer since February 2023. Mr. Cummins has also served as the Chief Compliance Officer of Oxford Lane Capital Corp., Oxford Lane Management, Oxford Square Capital Corp., Oxford Square Management, LLC, since June 2015 pursuant to an agreement between us and ACA, a compliance consulting firm. Mr. Cummins also currently serves as the Chief Compliance Officer of Oxford Funds and Oxford Gate Management, LLC. Mr. Cummins has been a director of ACA since June 2014 and in that capacity he also serves as the Chief Compliance Officer to one unaffiliated BDC. Prior to joining ACA, Mr. Cummins was a consultant for Barclays Capital Inc. from 2012 to 2013, where he participated in numerous compliance projects on pricing and valuation, compliance assessments, and compliance policy and procedure development. Prior to his consulting work at Barclays, Mr. Cummins was from 2010 to 2011 the COO and the CCO for BroadArch Capital and from 2009 to 2011 the CFO and CCO to its predecessor New Castle Funds, a long-short equity asset manager. Prior to that, Mr. Cummins spent 25 years at Bear Stearns Asset Management (BSAM), where he was a Managing Director and held senior compliance, controllers and operations risk positions. Mr. Cummins graduated with a B.A. in Mathematics from Fordham University.

Director Independence

The 1940 Act requires that at least 40% of the directors be Independent Directors. Certain exemptive rules promulgated under the 1940 Act require that at least 50% of the directors be Independent Directors. Currently, three of the five directors (60%) are Independent Directors. The Board of Directors has determined that each of the directors is independent and has no relationship with the Fund, except as a director and shareholder, with the exception of Messrs. Cohen and Rosenthal, as a result of their respective positions as Chief Executive Officer and President of the Fund and Oxford Park Management, the Fund’s investment adviser, and as the managing member and non-managing member, respectively, of Oxford Funds, the administrator for the Fund.

Board Leadership Structure

The Board of Directors monitors and performs an oversight role with respect to the business and affairs of the Fund, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to the Fund. Among other things, the Board of Directors approves the appointment of the Adviser and officers, reviews and monitors the services and activities performed by the Adviser and executive officers and approves the engagement, and reviews the performance of, the Fund’s independent registered public accounting firm.

Under the Bylaws, the Board of Directors may designate a Chairman to preside over the meetings of the Board of Directors and meetings of the shareholders and to perform such other duties as may be assigned to him by the Board of Directors. The Fund does not have a fixed policy as to whether the Chairman of the Board of Directors should be an Independent Director and believe that the Fund should maintain the flexibility to select the Chairman and reorganize the leadership structure, from time to time, based on the criteria that is in the best interests of the Fund and its shareholders at such times.

Presently, Mr. Ashenfelter serves as the Chairman of the Board of Directors. Mr. Ashenfelter is not an “interested person” of the Fund as defined in Section 2(a)(19) of the 1940 Act. The Fund believes that Mr. Ashenfelter’s extensive corporate legal experience, particularly in connection with investment companies, qualify him to serve as the Chairman of the Board of Directors. The Fund believes that it is best served through this existing leadership structure, as Mr. Ashenfelter’s independence from the Adviser eliminates any perceived conflicts of interest and ensures that the Fund’s management team acts in the best interests of its shareholders.

The Fund’s corporate governance policies include regular meetings of the Independent Directors in executive session with (i) representatives of the Fund’s independent registered public accounting firm, and (ii) independent legal counsel and without the presence of interested directors and management. The Fund’s corporate governance policies also include the establishment of Audit and Valuation Committees comprised solely of Independent Directors and the appointment of a Chief Compliance Officer, with whom the Independent Directors meet regularly without the presence of interested directors and other members of management, for administering its compliance policies and procedures.

The Fund recognizes that different board leadership structures are appropriate for companies in different situations. The Fund re-examines its corporate governance policies on an ongoing basis to ensure that they continue to meet its needs.

Board’s Role In Risk Oversight

The Board of Directors performs its risk oversight function primarily through (i) its two standing committees, which report to the entire Board of Directors and are comprised solely of Independent Directors, and (ii) active monitoring of the Fund’s Chief Compliance Officer and its compliance policies and procedures.

As described below in more detail under “Committees of the Board of Directors,” the Audit Committee and the Valuation Committee assist the Board of Directors in fulfilling its risk oversight responsibilities. The Audit Committee’s risk oversight responsibilities include overseeing the Fund’s accounting and financial reporting processes, its systems of internal controls regarding finance and accounting, and audits of the Fund’s financial statements. The Valuation Committee’s risk oversight responsibilities include establishing guidelines and making recommendations to the Board of Directors regarding the valuation of its loans and investments. Moreover, the Independent Directors are responsible for selecting, researching and nominating directors for election by shareholders, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the evaluation of the Board of Directors and management.

The Board of Directors also performs its risk oversight responsibilities with the assistance of the Chief Compliance Officer. The Board of Directors annually reviews a written report from the Chief Compliance Officer discussing the adequacy and effectiveness of the compliance policies and procedures of the Fund and its service providers. The Chief Compliance Officer’s annual report addresses at a minimum (i) the operation of the compliance policies and procedures of the Fund and its service providers since the last report; (ii) any material changes to such policies and procedures since the last report; (iii) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (iv) any compliance matter that has occurred since the date of the last report about which the Board of Directors would reasonably need to know to oversee the Fund’s compliance activities and risks. In addition, the Chief Compliance Officer meets separately in executive session with the Independent Directors at least quarterly.

The Fund believes that its Board of Directors’ role in risk oversight is effective and appropriate given the extensive regulation to which it is already subject as an investment company. As a registered closed-end management investment company, the Fund is required to comply with certain regulatory requirements that control the levels of risk in its business and operations. For example, the Fund’s ability to incur indebtedness is limited such that its asset coverage must equal at least 300% immediately after each time it incurs indebtedness (or, with respect to senior securities that are stocks, 200%, as measured at the time of the issuance of any such shares of preferred stock and calculated as the ratio of the Fund’s total assets) and the Fund is limited in its ability to invest in any investment in which one of its affiliates is currently invested.

The Fund recognizes that different board roles in risk oversight are appropriate for companies in different situations. The Fund will re-examine the manner in which the Board of Directors administers its oversight function on an ongoing basis to ensure that they continue to meet its needs.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee and a Valuation Committee. The Fund requires each director to make a diligent effort to attend all Board of Directors and committee meetings.

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Board of Directors, a copy of which is available on our website at www.oxfordparkincome.com. The charter sets forth the responsibilities of the Audit Committee. The Audit Committee’s responsibilities include recommending the selection of the Fund’s independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of their audit of the Fund’s financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing the Fund’s annual financial statements and periodic filings, and receiving the audit reports covering its financial statements. The Audit Committee is presently composed of three persons: Messrs. Ashenfelter, Reardon and Shin, all of whom are Independent Directors. The Board of Directors has determined that Mr. Shin is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act. Mr. Shin meets the current independence and experience requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Fund as defined in Section 2(a)(19) of the 1940 Act. Mr. Shin serves as Chairman of the Audit Committee.

Valuation Committee

The Valuation Committee establishes guidelines and makes recommendations to the Board of Directors regarding the valuation of investments. The Fund’s portfolio investments will generally not be publicly traded securities. As a result, there will not be a readily determinable market value for these securities. Thus, as required by the 1940 Act for such securities, the Fund values these securities at fair value as determined in good faith by the Board of Directors based upon the recommendation of the Valuation Committee.

The Board of Directors determines the value of the Fund’s investment portfolio (including each of its CLO assets) each quarter, after consideration of the Valuation Committee’s recommendation of fair value. Oxford Park Management compiles relevant information, including a financial summary, covenant compliance review and recent trading activity in the security, if known. All available information, including non-binding indicative bids which may not be considered reliable, are presented to the Valuation Committee. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases, the Valuation Committee will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available. The Fund may elect to engage third-party valuation firms to provide assistance to the Valuation Committee and Board of Directors in valuing certain of its investments, including, but not limited to, when requested by the Board of Directors or the Adviser. If a third-party valuation firm is engaged by the Fund, it will provide the Board of Directors with a written report with respect to each investment it has reviewed. The Valuation Committee will evaluate the impact of such additional information, and factor it into its consideration of fair value.

The Valuation Committee is composed of Messrs. Ashenfelter, Reardon and Shin. Mr. Ashenfelter serves as Chairman of the Valuation Committee.

Nominating and Corporate Governance Procedures

The Fund does not have a Nominating and Corporate Governance Committee. A majority of the Independent Directors of the Board of Directors recommends candidates for election as directors. The Fund does not currently have a charter or written policy with regard to the nomination process or shareholder recommendations. The absence of such a policy does not mean, however, that a shareholder recommendation would not be considered if one is received.

The Independent Directors will consider qualified director nominees recommended by shareholders when such recommendations are submitted in accordance with the Bylaws and any applicable law, rule or regulation regarding director nominations. When submitting a nomination for consideration, a shareholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; current directorships on publicly held companies and investment companies; number of Shares of the Fund’s common stock and preferred stock owned, if any; and, a written consent of the individual to stand for election if nominated by the Board of Directors and to serve if elected by the shareholders.

In evaluating director nominees, the Independent Directors consider the following factors:

•        the appropriate size and composition of the Board of Directors;

•        whether or not the person is an “interested person” of the Fund as defined in Section 2(a)(19) of the 1940 Act;

•        the needs of the Fund with respect to the particular talents and experience of its directors;

•        the knowledge, skills and experience of nominees in light of the Fund’s business and strategic direction and the knowledge, skills and experience already possessed by other members of the Board of Directors;

•        high character and integrity;

•        familiarity with national and international business matters;

•        experience with accounting rules and practices;

•        appreciation of the relationship of the Fund’s business to the changing needs of society;

•        the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members; and

•        all applicable laws, rules, regulations, and listing standards.

The Board of Directors’ goal is to assemble a Board of Directors that brings to the Fund a variety of perspectives and skills derived from high quality business and professional experience.

Other than the foregoing there are no stated minimum criteria for director nominees, although the Independent Directors may also consider such other factors as they may deem are in the best interests of the Fund and its stockholders. The Board of Directors also believes it appropriate for certain key members of management to participate as members of the Board of Directors.

The Independent Directors identify nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to the Fund’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. If any member of the Board of Directors does not wish to continue in service or if the Board of Directors decides not to re-nominate a member for re-election, the Independent Directors identify the desired skills and experience of a new nominee in light of the criteria above. The entire Board of Directors is polled for suggestions as to individuals meeting the aforementioned criteria. Research may also be performed to identify qualified individuals. To date, the Board of Directors has not engaged third parties to identify or evaluate or assist in identifying potential nominees although it reserves the right in the future to retain a third-party search firm, if necessary.

In determining whether to recommend a director nominee, the Board of Directors considers and discusses diversity, among other factors, with a view toward the needs of the Board of Directors as a whole. The Board of Directors generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the Board of Directors, when identifying and recommending director nominees. The Board of Directors believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the Board of Directors’ goal of creating a Board of Directors that best serves the needs of the Fund and the interests of its shareholders.

Communication with the Board of Directors

Shareholders with questions about the Fund are encouraged to contact the Fund’s Investor Relations Department. However, if shareholders believe that their questions have not been addressed, they may communicate with the Board of Directors by sending their communications to Oxford Park Income Fund, Inc., c/o Saul B. Rosenthal, President, 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830. All stockholder communications received in this manner will be delivered to one or more members of the Board of Directors, as appropriate.

Code of Ethics

The Fund has adopted a code of business conduct and ethics which applies to, among others, its senior officers, including its Chief Executive Officer and Chief Financial Officer, as well as every officer, director and employee of the Fund. The code of business conduct and ethics can be accessed via the Fund’s website at www.oxfordparkincome.com.

Compensation of Directors

The following table sets forth compensation of our directors for the fiscal year ended September 30, 2024.

Name	Aggregate Compensation from the Fund	All Other Compensation(2)	Aggregate Compensation from the Fund Complex(3)
Interested Directors(1)
Jonathan H. Cohen	—	—	—
Saul B. Rosenthal	—	—	—

Independent Directors
Mark J. Ashenfelter	$5,000	—	$123,000
John Reardon	$5,000	—	$123,000
David S. Shin	$5,000	—	$133,000

____________

(1)      No compensation is, or is expected to be, paid by us to directors who are “interested persons” of us, as such term is defined in the 1940 Act, or our officers. We have obtained directors’ and officers’ liability insurance on behalf of our directors and officers.

(2)      We do not maintain a stock option plan, non-equity incentive plan or pension plan for our directors.

(3)      “Fund Complex” includes Oxford Lane Capital Corp.

The Independent Directors receive an annual fee of $5,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Board of Directors meeting.

Compensation of Chief Executive Officer and Other Executive Officers

The Fund does not have a compensation committee because its executive officers do not receive any direct compensation from the Fund. Mr. Cohen, Chief Executive Officer, and Mr. Rosenthal, President, through their ownership interest in Oxford Funds, the managing member of Oxford Park Management, are entitled to a portion of any profits earned by Oxford Park Management, which includes any fees payable to Oxford Park Management under the terms of the Investment Advisory Agreement, less expenses incurred by Oxford Park Management in performing its services under the Investment Advisory Agreement. Messrs. Cohen and Rosenthal do not receive any additional compensation from Oxford Park Management in connection with the management of the Fund’s portfolio.

The compensation of Bruce L. Rubin, Chief Financial Officer, Treasurer and Corporate Secretary, is paid by Oxford Funds, the administrator, subject to reimbursement by the Fund of an allocable portion of such compensation for services rendered by Mr. Rubin to the Fund.

Gerald Cummins, Chief Compliance Officer, is a director of ACA Group, LLC (“ACA”), and performs his functions under the terms of an agreement between the Fund and ACA.

PORTFOLIO MANAGEMENT

The management of the Fund’s investment portfolio is the responsibility of the Fund, and the Adviser’s Investment Committee, which currently consists of Jonathan H. Cohen, Chief Executive Officer and Saul B. Rosenthal, President. The Investment Committee must approve each new investment that the Fund makes. The members of the Investment Committee are not employed by the Fund, and receive no compensation from the Fund in connection with their portfolio management activities. Messrs. Cohen and Rosenthal, through their ownership of Oxford Funds, the managing member of Oxford Park Management, are entitled to a portion of any investment advisory fees paid by the Fund to Oxford Park Management.

Because Oxford Park Management currently provides portfolio management services only to the Fund, the Fund does not believe there are any conflicts of interests with respect to Oxford Park Management’s management of its portfolio on the one hand, and the management of other accounts or investment vehicles by Oxford Park Management on the other. However, Mr. Cohen currently serves as Chief Executive Officer and Mr. Rosenthal currently serves as President of Oxford Lane Capital Corp., a closed-end management investment company that currently invests primarily in CLO debt and equity tranches, and Oxford Square Capital Corp., a publicly-traded business development company that invests principally in CLOs and the debt of U.S.-based companies. Messrs. Cohen and Rosenthal also serve in the same positions at Oxford Lane Management, LLC, the investment adviser to Oxford Lane Capital Corp., and Oxford Square Management, LLC, the investment adviser to Oxford Square Capital Corp. As a result, Messrs. Cohen and Rosenthal may be subject to certain conflicts of interests with respect to their management of the Fund’s portfolio on the one hand, and their respective obligations to manage Oxford Lane Capital Corp. and Oxford Square Capital Corp. on the other hand. Mr. Cohen also serves as the Chief Executive Officer of Oxford Gate Management, LLC, the investment adviser to Oxford Bridge II, LLC and the Oxford Gate Funds. Oxford Bridge II, LLC and the Oxford Gate Funds are private investment funds. Mr. Rosenthal has also served as President of Oxford Gate Management, LLC, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC.

Set forth below is additional information regarding the additional entities currently managed by Messrs. Cohen and Rosenthal:

Name	Entity	Investment Focus	Gross Assets(1)
Oxford Lane Capital Corp.	Registered closed-end investment company	Debt and equity investments in CLO vehicles and other structured corporate debt	$2.2 billion
Oxford Square Capital Corp.	Business development company	Principally CLOs and debt investments in U.S. based companies	$312.9 million
Oxford Bridge II, LLC	Private fund	CLO debt and equity	$24.5 million
Oxford Gate Master Fund, LLC	Private fund	CLO debt and equity	$129 million(2)

____________

(1)      Gross assets are calculated as of September 30, 2024, except where noted.

(2)      Includes the gross assets of Oxford Gate, LLC and Oxford Gate (Bermuda), LLC.

Investment Personnel

The Adviser is led by Jonathan H. Cohen, Chief Executive Officer, and Saul B. Rosenthal, President. The Fund considers Messrs. Cohen and Rosenthal to be Oxford Park Management’s senior investment team, and Messrs. Cohen and Rosenthal are primarily responsible for the Fund’s day-to-day investment management and the implementation of its investment strategy and process. The Fund also considers Messrs. Cohen and Rosenthal to be the Fund’s portfolio managers. The table below shows the dollar range of shares of our common stock to be beneficially owned by each of our portfolio managers as of September 30, 2024.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund(1)
Jonathan H. Cohen	Over $1,000,000
Saul B. Rosenthal	Over $1,000,000

____________

(1)      Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000; $500,001 – $1,000,000 or Over $1,000,000.

The following information pertains to the members of Oxford Park Management’s investment team who are not executive officers of the Fund:

Joseph Kupka.    Mr. Kupka is a Managing Director of Oxford Park Management, and also holds the same position at Oxford Lane Management, the investment adviser to Oxford Lane Capital Corp., Oxford Square Management, the investment adviser to Oxford Square Capital Corp. and at Oxford Gate Management, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC. Previously, he worked as a risk analyst for First Equity Card Corporation. Mr. Kupka received a B.S. in Mechanical Engineering from the University of Pennsylvania, where he was the Abel and Bernstein Class of 1945 Scholarship Recipient.

Hooman Banafsheha.    Mr. Banafsheha is a Principal of Oxford Park Management, and also holds the same position at Oxford Lane Management, the investment adviser to Oxford Lane Capital Corp., Oxford Square Management, the investment adviser to Oxford Square Capital Corp. and at Oxford Gate Management, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC. Previously, Mr. Banafsheha was a Vice President in the Finance division of Goldman Sachs. Prior to joining Goldman Sachs, he was a Senior Consultant at Deloitte. Mr. Banafsheha received a B.S. in Business Administration with a concentration in Finance from the State University of New York, University at Albany, where he graduated magna cum laude, and an M.B.A. from the MIT Sloan School of Management. Mr. Banafsheha has also attained the Charted Alternative Investment Analyst (CAIA) designation.

Brian Aleska.    Mr. Aleksa is a Vice President for Oxford Park Management, and also holds the same position at Oxford Lane Management, the investment adviser to Oxford Lane Capital Corp., Oxford Square Management, the investment adviser to Oxford Square Capital Corp. and at Oxford Gate Management, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC. Previously, Mr. Aleksa was a Senior Analyst in the Capital Markets group at CBA Commercial. He received a B.A. in Accounting and Finance from Franklin & Marshall College.

Tyler Vallie.    Mr. Vallie is an Associate for Oxford Park Management, and also holds the same position at Oxford Lane Management, the investment adviser to Oxford Lane Capital Corp., Oxford Square Management, the investment adviser to Oxford Square Capital Corp. and at Oxford Gate Management, the investment adviser to the Oxford Gate Funds and Oxford Bridge II, LLC. Previously, Mr. Vallie was an Operations Associate on the Operations team at Chilton Investment Company. He received a B.A. in Economics from Marist College.

Compensation

None of Oxford Park Management’s investment personnel receive any direct compensation from the Fund in connection with the management of its portfolio. Messrs. Cohen and Rosenthal, through their ownership interest in Oxford Funds, the managing member of Oxford Park Management, are entitled to a portion of any profits earned by Oxford Park Management, which includes any fees payable to Oxford Park Management under the terms of the Investment Advisory Agreement, less expenses incurred by Oxford Park Management in performing its services under the Investment Advisory Agreement. Messrs. Cohen and Rosenthal do not receive any additional compensation from Oxford Park Management in connection with the management of the Fund’s portfolio. The compensation paid by Oxford Park Management to certain other investment personnel includes: (i) annual base salary and (ii) portfolio-based performance award.

DISTRIBUTION SERVICES

The Fund has entered into a dealer manager agreement (“Dealer Manager Agreement”) with Skyway Capital Markets, LLC (“Dealer Manager”). The principal business address of Dealer Manager is 100 North Tampa Street, Suite 3550, Tampa, FL 33602. Dealer Manager is a broker-dealer registered under the Exchange Act and a member of FINRA. The Dealer Manager Agreement calls for Dealer Manager to use best efforts to sell the Shares offered.

The Board of Directors has approved a “Distribution and Shareholder Services Plan” with respect to Class L Shares of the Fund pursuant to Rule 12b-1 under the 1940 Act. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset-based distribution fees. Rule 12b-1 provides in substance that the Fund may not engage directly or indirectly in financing any activity that is primarily intended to result in the sale of shares of the Fund except pursuant to a plan approved on behalf of the Fund under Rule 12b-1. The Distribution and Shareholder Services Plan, as approved by the Board of Directors, allow shares of the Fund to incur certain expenses that might be considered to constitute indirect payment by the Fund of distribution expenses.

PORTFOLIO TRANSACTIONS

Since the Fund acquires and disposes of most of its investments in privately negotiated transactions or in the over-the-counter markets, the Fund infrequently use brokers in the normal course of business. The Fund is generally not required to pay a stated brokerage commission. However, to the extent a broker-dealer is involved in a transaction, the price paid or received by the Fund may reflect a mark-up or mark-down. Subject to policies established by the Board of Directors, the Adviser is responsible for the execution of securities transactions in the Fund’s portfolio. The Adviser in making decisions regarding the selection of broker-dealers used to find a buyer or seller for transactions, takes into account the following factors: (i) whether the broker-dealer has any special knowledge of the security; (ii) whether the broker-dealer originally underwrote or sponsored the security; (iii) the ability of the broker-dealer to find a natural buyer or seller for the security; (iv) the operational efficiency with which transactions are effected (such as prompt and accurate confirmation and delivery), taking into account the size of order and difficulty of execution; (v) the financial strength, integrity and stability of the broker-dealer; (vi) the value of brokerage services over and above trade execution provided to the Fund; and (vii) any other factors the Adviser considers to be in the best interest of the Fund.

Neither the Adviser nor the Fund has any “soft dollars” arrangement in which a broker-dealer for commissions contracts with and pays a third party on behalf of the Adviser so that the third party may provide research or brokerage services to the Adviser. The Adviser may receive research directly from the broker-dealers with whom it transacts. However, the Adviser does not “pay up” for such information nor is receipt of the information a primary consideration in broker-dealer selection.

PROXY VOTING POLICY AND PROXY VOTING RECORD

Proxy Voting Policies and Procedures

The Fund has delegated proxy voting responsibility to Oxford Park Management. The Proxy Voting Policies and Procedures of Oxford Park Management are set forth below.

OXFORD PARK MANAGEMENT, LLC
STATEMENT OF POLICIES AND PROCEDURES REGARDING THE VOTING OF SECURITIES

The Proxy Voting Policies and Procedures of Oxford Park Management are set forth below. You may obtain information about how Oxford Park Management voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Oxford Park Management, LLC, 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830.

Introduction

As an investment adviser registered under the Advisers Act, Oxford Park Management has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, Oxford Park Management recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the Adviser’s investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Oxford Park Management will vote proxies relating to our portfolio securities in the best interests of our shareholders. Oxford Park Management will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by us. Although Oxford Park Management will generally vote against proposals that may have a negative impact on our portfolio securities, it may vote for such a proposal if there exist compelling long-term reasons to do so.

The proxy voting decisions of Oxford Park Management are made by the senior officers of Oxford Park Management who are responsible for monitoring each of our investments. To ensure that its vote is not the product of a conflict of interest, Oxford Park Management requires that: (i) anyone involved in the decision making process to disclose to Oxford Park Management’s Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision making process or vote administration are prohibited from revealing how Oxford Park Management intends to vote on a proposal without the prior approval of the Chief Compliance Officer and Senior Management in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information about how Oxford Park Management voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Oxford Park Management, LLC, 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830.

Privacy Policy

We are committed to protecting your privacy. This privacy notice, which is required by federal law, explains privacy policies of Oxford Park Income Fund, Inc. and its affiliated companies. This notice supersedes any other privacy notice you may have received from Oxford Park Income Fund, Inc., and its terms apply both to our current stockholders and to former stockholders as well.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. With regard to this information, we maintain procedural safeguards that comply with federal standards.

Our goal is to limit the collection and use of information about you. When you purchase shares of our common stock, our transfer agent collects personal information about you, such as your name, address, social security number or tax identification number.

This information is used only so that we can send you annual reports, proxy statements and other information required by law, and to send you information we believe may be of interest to you.

We do not share such information with any non-affiliated third party except as described below:

•        It is our policy that only authorized employees of our investment adviser, Oxford Park Management, LLC, who need to know your personal information will have access to it.

•        We may disclose stockholder-related information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

•        If required by law, we may disclose stockholder-related information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of December 31, 2024, certain information regarding the beneficial ownership of our common stock by each of our directors, executive officers, each person known to us to beneficially own 5% or more of the outstanding shares of our common stock, and the executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

Unless otherwise indicated, the Fund believes that each beneficial owner set forth in the table has sole voting and investment power and has the same address as the Fund. Our address is 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Class of Common Stock(2)
Interested Directors
Jonathan H. Cohen(2)(3)	237,129	27.25%
Saul B. Rosenthal(2)(3)	237,129	27.25%

Independent Directors
Mark J. Ashenfelter	—	—
John Reardon	—	—
David S. Shin	—	—

Executive Officers
Bruce L. Rubin	—	—
Gerald Cummins	—	—

Executive Officers and Directors as a Group	—	—
Oxford Funds, LLC	40,000	4.60%
Oxford Gate Management, LLC	197,129	22.65%

____________

(1)      Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act.

(2)      Includes 40,000 shares held by Oxford Funds, which may be deemed to be beneficially owned by Messrs. Cohen and Rosenthal by virtue of their ownership interests therein.

(3)      Includes 197,129 shares held by Oxford Gate Management, LLC, which may be deemed to be beneficially owned by Messrs. Cohen and Rosenthal by virtue of their ownership interests therein.

Set forth below is the dollar range of equity securities beneficially owned by each of our directors as of December 31, 2024.

Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Directors
Jonathan H. Cohen	Over $100,000
Saul B. Rosenthal	Over $100,000

Independent Directors
Mark J. Ashenfelter	None
John Reardon	None
David S. Shin	None

____________

(1)      Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or Over $100,000.

(2)      Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has engaged PricewaterhouseCoopers LLP, located at 300 Madison Avenue, New York, NY 10017, to serve as the Fund’s independent registered public accounting firm.

LEGAL COUNSEL

Dechert LLP, located at 1900 K Street NW, Washington, D.C. 20006 has been engaged to serve as the Fund’s legal counsel.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

FINANCIAL STATEMENTS

The audited financial statements and related report of PricewaterhouseCoopers LLP, independent registered public accounting firm, are herein incorporated by reference from the Fund’s annual report for the fiscal year ended September 30, 2024. The Fund’s annual report is available upon request, without charge, by calling the Fund toll free at (877) 458-3589.

F-1

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)    Financial Statements:

The Registrant’s audited financial statements and the notes thereto for the period ending September 30, 2024 are incorporated by reference to the Registrant’s Form N-CSR, filed with the SEC on November 27, 2024.

(2)    Exhibits:

(a)     (1)    Articles of Amendment and Restatement.(1)

(2)    Amendment to the Articles of Amendment and Restatement.*

(b)    By-Laws.(1)

(c)     Not applicable.

(d)    Amended and Restated Multiple Class Plan.(8)

(e)     Distribution Reinvestment Plan.(4)

(f)     Not applicable.

(g)    Investment Advisory Agreement between Registrant and Oxford Park Management, LLC.(1)

(h)    (1)    Dealer Manager Agreement with Skyway Capital Markets, LLC.(7)

(2)    Distribution and Shareholder Services Plan.(8)

(i)     Not applicable.

(j)     Custody Agreement with U.S. Bank National Association.(1)

(k)    (1)    Administration Agreement with Oxford Funds, LLC.(1)

(2)    Transfer Agent Servicing Agreement with U.S. Bancorp Fund Services, LLC.(1)

(3)    Form of Indemnification Agreement for Directors.(1)

(4)    Organizational and Offering Expense Support and Reimbursement Agreement.(1)

(5)    Expense Support and Reimbursement Agreement.(2)

(6)    Fee Waiver Letter.(2)

(7)    Fee Waiver Letter Extension dated January 30, 2024.(6)

(8)    Fee Waiver Letter Extension dated May 30, 2024.(7)

(9)    Fee Waiver Letter Extension dated September 3, 2024.*

(10)  Fee Waiver Letter Extension dated November 20, 2024.*

(l)     Opinion and Consent of Dechert LLP.*

(m)   Not applicable.

(n)    Consent of Independent Registered Public Accounting Firm.*

(o)    Not applicable.

(p)    Form of Subscription Agreement.(1)

(q)    Not applicable.

(r)     Joint Code of Ethics.(1)

(s)     (1)    Powers of Attorney.(1)

____________

*        Filed herewith.

**      To be filed by amendment.

(1)      Incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-268966) filed on March 24, 2023.

(2)      Incorporated by reference from Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-268966) filed on June 5, 2023.

(3)      Incorporated by reference from Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-268966) filed on July 17, 2023.

(4)      Incorporated by reference from Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-268966) filed on November 13, 2023.

(5)      Incorporated by reference from Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File No. 333-268966) filed on December 29, 2023.

(6)      Incorporated by reference from Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2 (File No. 333-268966) filed on February 8, 2024.

(7)      Incorporated by reference from Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-2 (File No. 333-268966) filed on July 8, 2024.

(8)      Incorporated by reference from Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-2 (File No. 333-268966) filed on August 2, 2024.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus contained herein is incorporated herein by reference.

Item 27. Other Expenses of Issuance or Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

See “Management of the Fund” and “Conflict of Interest” in the Prospectus.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of November 30, 2024 of the securities of the Fund.

Title of Class	Number of Record Holders
Class A Shares	131
Class C Shares	None
Class I Shares	93
Class L Shares	20

Item 30. Indemnification

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s Charter and Article XI of the Registrant’s Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended, or the “1940 Act.”

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Adviser and Administrator

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Oxford Park Management, LLC, or the “investment adviser,” and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Oxford Funds, LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Oxford Funds, LLC’s services under the Administration Agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, or the “Securities Act,” may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Oxford Park Management, LLC (“Oxford Park Management”) serves as the investment adviser to the Registrant. Oxford Park Management is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which Oxford Park Management and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in Oxford Park Management’s Form ADV (File No. 801-127170), as filed with the SEC and incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)    the Registrant;

(2)    the Transfer Agent;

(3)    the Custodian;

(4)    the Adviser; and

(5)    the Administrator.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.      Registrant undertakes to suspend the offering of its Shares until it amends the Prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

2.      Not applicable.

3.      Registrant undertakes:

a)      to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

1.      to include any prospectus required by Section 10(a)(3) of the Securities Act;

2.      to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

3.      to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b)      that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c)      to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d)      that, for the purpose of determining liability under the Securities Act to any purchaser:

1.      Not applicable;

2.      if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e)      that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

1.      any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

2.      free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

3.      the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

4.      any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.      Not applicable.

5.      Not applicable.

6.      Not applicable.

7.      The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Greenwich, in the State of Connecticut, on the 28th day of January, 2025.

OXFORD PARK INCOME FUND, INC.
By:	/s/ Jonathan H. Cohen
Jonathan H. Cohen
Chief Executive Officer and Principal Executive Officer
Signature	Title	Date
/s/ Jonathan H. Cohen	Chief Executive Officer	January 28, 2025
Jonathan H. Cohen	(Principal Executive Officer)
/s/ Bruce L. Rubin	Chief Financial Officer	January 28, 2025
Bruce L. Rubin	(Principal Accounting Officer)
*	Director	January 28, 2025
Mark J. Ashenfelter
*	Director	January 28, 2025
John Reardon
*	Director	January 28, 2025
Saul Rosenthal
*	Director	January 28, 2025
David S. Shin
* By:	/s/ Jonathan H. Cohen
Name: Jonathan H. Cohen
Title: Attorney-in-fact (Pursuant to Powers of Attorney filed herewith)